Exhibit 99.1

    , 2012

Dear Shareholder of The ADT Corporation:

I am pleased to inform you that the shareholders of Tyco International Ltd. (“Tyco”) have approved the distribution of all of the outstanding shares of common stock of The ADT Corporation (“ADT”) to shareholders of Tyco. The distribution of shares of common stock of ADT is expected to occur on September 28, 2012. Each Tyco shareholder will be entitled to receive 0.5 shares of ADT common stock for each common share of Tyco held by such shareholder as of the record date for the distribution, as further described in the enclosed Information Statement.

It is our pleasure to welcome you as a shareholder of our company. ADT is a leading provider of electronic security, interactive home and business automation and related monitoring services. We currently serve more than six million customers, making us the largest company of our kind in both the United States and Canada. With a 138-year history, the ADT® brand is one of the most well-known and trusted brands in the security industry today.

As an independent, publicly-traded company, we believe we can more effectively focus on and execute our objectives and satisfy the capital needs of our company. We believe this will bring more value to you as a shareholder than we could as an operating segment of Tyco. In addition, we will have the ability to offer our employees incentive opportunities linked to our performance as an independent, publicly-traded company, which we believe will further enhance employee performance.

We expect to have our shares of common stock listed on the New York Stock Exchange under the symbol “ADT” in connection with the distribution of our shares of common stock by Tyco.

We invite you to learn more about ADT by reviewing the enclosed information statement. We look forward to our future as an independent, publicly-traded company and to your support as a holder of shares of ADT common stock.

Very truly yours,

Naren Gursahaney

Chief Executive Officer

The ADT Corporation

Information included herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Subject to Completion, Dated July 27, 2012

The ADT Corporation

Common Stock

(par value $0.01 per share)

Tyco International Ltd. (“Tyco”) is furnishing this Information Statement to its shareholders in connection with the planned distribution by Tyco to its shareholders of all of the outstanding shares of common stock of its wholly-owned subsidiary The ADT Corporation (“ADT”), which owns and operates the residential and small business security business of Tyco in the United States and Canada.

Tyco will distribute all of the outstanding shares of common stock of ADT on a pro rata basis to holders of Tyco common shares, which we refer to as the “Distribution.” Each Tyco common share outstanding as of 5:00 p.m., New York City time on September 17, 2012, the record date for the Distribution (the “record date”), will entitle its holder to receive 0.5 shares of ADT common stock. The distribution of shares will be made in book-entry form. We expect that the Distribution will be tax-free to Tyco’s shareholders for Swiss withholding tax and, except for any cash received in lieu of fractional shares, for U.S. federal income tax purposes. Immediately after the Distribution is completed, we will be an independent, publicly-traded company.

Approval of certain matters required for the Distribution is being sought from the holders of Tyco common shares at a special general meeting of Tyco’s shareholders to be held at 9:00 a.m., Central European Summer Time on September 14, 2012 at Tyco’s offices in Schaffhausen, Switzerland. In connection with and prior to the special general meeting, Tyco will distribute a proxy statement, which we refer to as the “Tyco Proxy Statement,” to all holders of its common shares. The Tyco Proxy Statement will contain a proxy and will describe the procedures for voting your Tyco common shares and other details regarding the special general meeting. As a result, this Information Statement does not contain a proxy and is not intended to constitute solicitation material under the U.S. federal securities law.

By the time that you receive this document in completed form, the Distribution and certain related matters will have been approved by Tyco’s shareholders and certain other conditions to the Distribution will have been satisfied. However, because this document must be filed with the Securities and Exchange Commission (the “SEC”) prior to the completion of those steps, the descriptions contained in this document are written from the perspective that they have not yet occurred.

Other than shareholder approval of the Distribution, no action will be required of you to receive shares of ADT common stock, which means that:

•	you will not be required to pay for the shares of our common stock that you receive in the Distribution; and

•	you do not need to surrender or exchange any of your Tyco shares in order to receive shares of our common stock, or take any other action in connection with the spin-off.

There is currently no trading market for our common stock. However, we expect that a limited market, commonly known as a “when-issued” trading market, for our common stock will develop on or shortly before the record date for the Distribution, and we expect “regular way” trading of our common stock will begin the first trading day after the completion of the Distribution. We expect to list our common stock on the New York Stock Exchange (the “NYSE”) under the symbol “ADT.”

In reviewing this Information Statement, you should carefully consider the matters described under “Risk Factors” for a discussion of certain factors that should be considered by recipients of our common stock.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this Information Statement is     , 2012.

This Information Statement is being furnished solely to provide information to Tyco shareholders who will receive shares of our common stock in the Distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of our securities or any securities of Tyco. This Information Statement describes our business, our relationship with Tyco and how the spin-off affects Tyco and its shareholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of our common stock that you will receive in the Distribution. You should be aware of certain risks relating to the spin-off, our business and ownership of our common stock, which are described under the heading “Risk Factors.”

You should not assume that the information contained in this Information Statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this Information Statement may occur after that date, and we undertake no obligation to update the information, except in the normal course of our public disclosure obligations.

i

CERTAIN TERMS

In this Information Statement:

•

“ADT,” “we,” “us,” or “our” refer to The ADT Corporation, a wholly-owned indirect subsidiary of Tyco formed to hold its residential and small business security business in the United States and Canada, and, unless otherwise indicated or the context otherwise requires, its combined subsidiaries;

•	the “ADT Separation and Distribution Agreement” refers to the separation and distribution agreement that we expect to enter into with Tyco in connection with the Distribution;

•	the “Distribution” refers to the pro-rata distribution of all of the outstanding common stock of ADT to Tyco’s shareholders in the form of a special dividend out of Tyco’s contributed surplus;

•	the “Distributions” refers to both the Distribution and the Tyco Flow Control Distribution;

•

“fiscal year 2011,” “fiscal year 2010,” “fiscal year 2009,” “fiscal year 2008” and “fiscal year 2007” refer to ADT’s fiscal years ended September 30, 2011, September 24, 2010, September 25, 2009, September 26, 2008 and September 28, 2007, respectively, and “fiscal year 2012” refers to ADT’s fiscal year ending September 28, 2012;

•	the “Merger” refers to the merger promptly following the Tyco Flow Control Distribution of Pentair with and into Panthro Merger Sub with Pentair surviving such merger;

•	the “Merger Agreement” refers to the Merger Agreement, dated as of March 27, 2012, among Tyco, Tyco Flow Control, Panthro Acquisition, Panthro Merger Sub and Pentair;

•	“Panthro Acquisition” refers to Panthro Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Tyco Flow Control;

•	“Panthro Merger Sub” refers to Panthro Merger Sub, Inc., a Minnesota corporation and a wholly owned subsidiary of Panthro Acquisition;

•	“Pentair” refers to Pentair, Inc., a Minnesota Corporation, and, unless otherwise indicated or the context otherwise requires, its combined subsidiaries;

•	“Separation and Distribution Agreements” refers to the ADT Separation and Distribution Agreement and the Tyco Flow Control Separation and Distribution Agreement;

•	the “spin-off” refers to the Distribution and all other transactions required under the ADT Separation and Distribution Agreement for the consummation of the separation of ADT from Tyco;

•

“Tyco” refers to Tyco International Ltd., a corporation limited by shares (Aktiengesellschaft) organized under the laws of Switzerland, and, unless otherwise indicated or the context otherwise requires, its combined subsidiaries;

•

“Tyco Flow Control” refers to Tyco Flow Control International Ltd., a corporation limited by shares (Aktiengesellschaft) organized under the laws of Switzerland, and a wholly-owned subsidiary of Tyco formed to hold its flow control business, and, unless otherwise indicated or the context otherwise requires, its combined subsidiaries;

•

the “Tyco Flow Control Distribution” refers to the pro-rata distribution of all of the outstanding common shares of Tyco Flow Control to Tyco’s shareholders in the form of a special dividend out of Tyco’s contributed surplus;

•	the “Tyco Flow Control Separation and Distribution Agreement” refers to the Separation and Distribution Agreement, dated as of March 27, 2012, among Tyco, Tyco Flow Control and ADT;

•

the “Tyco Proxy Statement” refers to Tyco’s proxy statement related to the Distributions and certain related matters on file with the Securities and Exchange Commission as it may be amended from time to time; and

•	“United States” or “U.S.” with regards to ADT’s business refers to the 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands.

ii

INTRODUCTION

On September 19, 2011, Tyco announced that its board of directors had approved a plan to separate Tyco into three independent, publicly-traded companies: one for Tyco’s residential and small business security business in the United States and Canada (ADT), one for its flow control business (Tyco Flow Control) and one for its remaining businesses, including its commercial fire and security businesses (Tyco). Tyco will effect the separation through distributions to Tyco shareholders of all of the outstanding shares of ADT and Tyco Flow Control that, together, hold or will hold, through their respective subsidiaries, all of the assets and liabilities of their respective businesses.

On March 28, 2012, Tyco announced that it, Tyco Flow Control, Panthro Acquisition and Panthro Merger Sub had entered into a Merger Agreement with Pentair, providing that promptly following the Tyco Flow Control Distribution, Panthro Merger Sub will merge with and into Pentair, with Pentair surviving the Merger.

On September 28, 2012, the planned date of the Distribution (the “distribution date”), each Tyco shareholder will receive 0.5 shares of our common stock for each common share of Tyco held as of the record date. Immediately following the Distribution, Tyco’s shareholders will own all of the outstanding shares of common stock of ADT. You will not be required to make any payment, surrender or exchange your Tyco common shares or take any other action to receive your shares of ADT and Tyco Flow Control. Tyco will not distribute any fractional shares of common stock of ADT. Instead, an independent agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata to each holder who otherwise would have been entitled to receive a fractional share in the Distribution.

You can also contact Tyco with any questions. Tyco’s contact information is:

Tyco International Ltd.

Investor Relations

9 Roszel Road

Princeton, NJ 08540

Tel: (609) 720-4333

Fax: (609) 720-4603

www.tyco.com

After the spin-off, if you have questions relating to the spin-off, you can contact us directly. Our contact information is:

The ADT Corporation

Investor Relations

1501 Yamato Road

Boca Raton, Florida, 33431

Tel: (561) 322-4958

Fax: (561) 988-3719

iii

SUMMARY

This summary highlights information contained elsewhere in this Information Statement and may not contain all of the information that may be important to you. You should read this entire Information Statement carefully, including the risk factors, our management’s discussion and analysis of financial condition and results of operations, our historical combined financial statements and our unaudited pro forma condensed combined financial statements and the respective notes to those historical and pro forma financial statements. Unless otherwise indicated or the context otherwise requires, the information included in this Information Statement assumes the completion of the spin-off.

Our historical combined financial statements have been prepared to include all of Tyco’s residential and small business security business in the United States and Canada, which we refer to as the “ADT North American Residential Security Business of Tyco International Ltd.” for purposes of our financial presentation, and reflect a combination of the assets and liabilities that have been used in managing and operating this business. Our pro forma condensed combined financial data adjusts our historical combined financial data to give effect to the spin-off and our anticipated capital structure following the spin-off.

Summary Business Description

Our Company

ADT is a leading provider of electronic security, interactive home and business automation and related monitoring services. We currently serve more than six million customers, making us the largest company of our kind in both the United States and Canada. With a 138-year history, the ADT® brand is one of the most trusted and well-known brands in the security industry today. Our broad and pioneering set of products and services, including our ADT Pulse interactive home and business solutions, and our home health services, meet a range of customer needs for modern lifestyles. Our partner network is the broadest in the industry, and includes dealers, affinity organizations like USAA and AARP and technology providers. ADT delivers an integrated customer experience by maintaining the industry’s largest sales, installation and service field force and most robust monitoring network, all backed by the support of more than 16,000 employees and approximately 200 field offices.

Our Strengths

•	We are a security industry leader, supported by one of the industry’s most trusted and well-known brands.

•	We have an attractive business model which generates strong cash flows, which we can utilize to reinvest in growing and optimizing the business.

•	We have an experienced management team with a proven track record.

•	We have industry leading solutions and services, including ADT Pulse, our pioneering interactive services platform.

•	Our nationwide footprint of branch offices, field resources and broad partner network, including our indirect dealer channel, affords us coverage and scale leverage.

•	Our monitoring capabilities set us apart in the security industry today.

Strategies

We intend to achieve sustained, profitable growth in the markets we serve today, as well as in adjacent segments, by executing against strategies that leverage our key assets and core competencies.

•

Strengthen and grow the core residential business. We will continue to maximize the value of our business by optimizing our key value drivers. We intend to grow our customer base by expanding our channels, continuing to improve sales force effectiveness and strengthening our strategic marketing and promotional tactics. We also intend to continue to increase ADT Pulse adoption rates as a way to increase our average monthly recurring revenue per customer and customer tenure. We will continue to manage the costs associated with adding new customers by optimizing lead generation and conversion, working collaboratively with our solution partners to reduce hardware costs and leveraging mobility tools. We intend to continue making improvements to enhance the customer experience at every customer touch point to help us to retain customers for longer periods of time.

•

Invest in growth platforms, including in segments in which ADT has low market share, as well as in underpenetrated and new segments. We believe we have significant opportunity to increase our share of the monitored security market for small businesses. We intend to grow our share of small business customers by expanding our small business field sales force, by strengthening small business marketing support, including building a larger, more robust partner network, and by driving adoption of additional value-added services, including ADT Pulse. Additionally, we intend to increase penetration of residential security services through the development of new solutions and enhanced offerings that attract new customers to enter the market. We also intend to explore other adjacent markets that leverage our existing assets and core competencies.

Risk Factors

We face numerous risks related to, among other things, our business operations, our strategies, general economic conditions, competitive dynamics in our industry, the legal and regulatory environment in which we operate, our spin-off from Tyco and our status as an independent public company following the spin-off. These risks are set forth in detail under the heading “Risk Factors.” If any of these risks should materialize, it could have a material adverse effect on our business, financial condition, results of operations or cash flows. We encourage you to review these risk factors carefully. Furthermore, this Information Statement contains forward-looking statements that involve risks, uncertainties and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those under the headings “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

Corporate Information

We are a Delaware corporation and a newly-formed wholly-owned subsidiary of Tyco. Our principal executive office is located in Boca Raton, Florida, and our telephone number is (561) 988-3600. Our website address is www.adt.com. Information contained on, or connected to, our website or Tyco’s website does not and will not constitute part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL DATA

The following table sets forth a summary of our selected combined financial and other operating data. The historical selected combined financial and other operating data have been prepared to include all of Tyco’s residential and small business security business in the United States and Canada, and are a combination of the assets and liabilities that have been used in managing and operating this business. The summary results of operations data for the fiscal years ended September 30, 2011, September 24, 2010 and September 25, 2009 and the summary balance sheet data as of September 30, 2011 and September 24, 2010 are derived from our audited combined financial statements included elsewhere in this Information Statement, which have been prepared in accordance with generally accepted accounting principles in the United States, or “GAAP.” The results of operations data for the six months ended March 30, 2012 and March 25, 2011 and the summary balance sheet data as of March 30, 2012 are derived from our unaudited combined financial statements included elsewhere in this Information Statement. The summary balance sheet data as of March 25, 2011 and September 25, 2009 are derived from our unaudited combined financial statements that are not included in this Information Statement. The unaudited combined financial statements have been prepared on the same basis as our audited combined financial statements and in our opinion include all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair statement of our results of operations and financial position for these periods and as of such dates. We have a 52 or 53-week fiscal year that ends on the last Friday in September. Fiscal years 2010 and 2009 were 52-week years, while fiscal year 2011 was a 53-week year.

This summary financial and other operating data should be read in conjunction with our combined financial statements, the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” presented elsewhere in this Information Statement.

The following table also presents summary unaudited pro forma condensed combined financial data. The pro forma adjustments give effect to the spin-off and the related transactions, as described in the notes to the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined statements of operations for the six months ended March 30, 2012 and the fiscal year ended September 30, 2011 give effect to the spin-off and related transactions as if they had occurred on September 25, 2010, the first day of fiscal year 2011. The unaudited pro forma condensed combined balance sheet as of March 30, 2012 gives effect to the spin-off and related transactions as if they had occurred on March 30, 2012. These unaudited pro forma condensed combined financial statements include adjustments to reflect the following:

•

the contribution to us of all of the assets and liabilities, including the entities holding the assets and liabilities, of Tyco’s residential and small business security business in the United States and Canada;

•	the distribution of shares of our common stock by Tyco to its shareholders and the elimination of historical parent company investment;

•	the post-Distribution capital structure, as described in the notes to the unaudited pro forma condensed combined financial statements; and

•	the execution of the ADT Separation and Distribution Agreement and 2012 Tax Sharing Agreement.

For a more complete explanation see “Unaudited Pro Forma Condensed Combined Financial Data” presented elsewhere in this Information Statement.

Our historical combined financial data and pro forma condensed combined financial data may not be indicative of our future performance and do not necessarily reflect what our financial condition and results of operations would have been had we operated as an independent, publicly-traded entity during the periods presented, including changes that will occur in our operations and capitalization as a result of our spin-off from Tyco.

	Six Months Ended			Fiscal Year Ended
	March 30, 2012	March 30, 2012(1)	March 25, 2011(1)	September 30, 2011	September 30, 2011(1)	September 24, 2010(1)	September 25, 2009(1)
	($ in millions, except as otherwise indicated)
	Pro Forma	Historical		Pro Forma	Historical
Summary Statement of Operations Data:
Revenue	$1,602	$1,602	$1,533	$3,110	$3,110	$2,591	$2,248
Operating income	362	362	336	693	693	504	474
Net income	195	198	180	372	376	239	243

Summary Balance Sheet Data:
Total assets	$9,498	$8,865	$8,719		$8,739	$8,692	$6,074
Long-term debt(2)	2,512	1,501	1,535		1,506	1,326	1,095
Total liabilities(2)	4,515	3,503	3,543		3,508	3,526	2,588
Total parent company equity	4,983	5,362	5,176		5,231	5,166	3,486

Summary Cash Flow Data:
Net cash provided by operating activities		$709	$667		$1,439	$1,070	$981
Net cash used in investing activities		(507)	(417)		(909)	(1,250)	(740)
Net cash (used in) provided by financing activities		(177)	(264)		(548)	230	(259)

Combined Other Operating Data:
Ending number of customers (thousands)(3)		6,432	6,321		6,351	6,285	4,753
Gross customer additions (thousands)(3)		586	520		1,088	1,025	971
Customer attrition rate (percent)(4)		13.2%	13.2%		13.0%	13.3%	14.3%
ARPU (dollars)(5)		$37.98	$36.71		$37.24	$36.10	$35.92
EBITDA(6)		$785	$740		$1,506	$1,178	$1,034
FCF (7)		$202	$250		$537	$269	$245

(1)

Operating income and net income include $28 million and $36 million of corporate expense allocated from Tyco for the six months ended March 30, 2012 and March 25, 2011, respectively. Operating income and net income include $67 million, $69 million and $67 million of corporate expense allocated from Tyco for the years ended September 30, 2011, September 24, 2010 and September 25, 2009, respectively.

(2)

Long-term debt and total liabilities include $1,478 million and $1,510 million of allocated debt as of March 30, 2012 and March 25, 2011, respectively. Long-term debt and total liabilities include $1,482 million, $1,301 million and $1,068 million of allocated debt as of September 30, 2011, September 24, 2010 and September 25, 2009, respectively.

(3)

Gross customer additions for fiscal year 2010 exclude approximately 1.4 million customer accounts acquired in connection with the acquisition of Brink’s Home Security Holdings, Inc. (“Broadview Security”) in May 2010. These accounts are included in the 6.3 million ending number of customers as of September 24, 2010.

(4)

The customer attrition rate is a 52-week trailing ratio, the numerator of which is the annualized recurring revenue lost during the period due to attrition, net of dealer charge-backs and re-sales, and the denominator of which is total annualized recurring revenue during the period based on an average of recurring revenue under contract at the beginning of each month during the period. Dealer charge-backs represent customer cancellations charged by us to dealers because the customer cancelled service during the initial period of the contract, generally 12 to 15 months.

(5)

Average revenue per customer (“ARPU”) measures the average amount of recurring revenue per customer per month, and is calculated based on the recurring revenue under contract at the end of the period, divided by the total number of customers under contract at the end of the period.

(6)

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is calculated as net income adjusted for interest, taxes and certain non-cash items which include depreciation of subscriber system assets and other fixed assets, amortization of deferred costs and deferred revenue associated with customer acquisitions and amortization of dealer and other intangible assets. This “non-GAAP measure” is further described and reconciled to net income, its closest GAAP counterpart, under “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Non-GAAP Measures” beginning on page 66.

(7)

Free cash flow (“FCF”) is calculated as net cash flow provided by operating activities less capital expenditures, internally generated subscriber systems, dealer generated customer accounts and bulk account purchases. This “non-GAAP measure” is further described and reconciled to net cash flow provided by operating activities, its closest GAAP counterpart, under “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Non-GAAP Measures” beginning on page 66.

Summary of the Spin-Off

The following is a summary of the terms of the spin-off. See “The Spin-Off” for a more detailed description of the matters described below.

Distributing company	Tyco International Ltd. After the Distribution, Tyco will not own any shares of ADT.

Distributed company	The ADT Corporation

Primary purposes of the spin-off	Tyco’s board of directors has determined that the spin-off is in the best interests of Tyco and its shareholders because it will provide each of Tyco and ADT the following key benefits: (i) greater strategic focus of financial resources and management’s efforts, (ii) direct and differentiated access to capital resources, (iii) enhanced investor choice through investment opportunities in three separate entities, (iv) improved ability to use stock as an acquisition currency and (v) enhanced management incentive tools.

In determining whether to effect the spin-off, Tyco’s board of directors also considered the costs and risks relating to the transaction, including: (i) potential costs and disruptions to the businesses as a result of the spin-off, (ii) risks of being unable to achieve the benefits expected from the spin-off, (iii) increased significance of certain costs and contingent liabilities, (iv) the decreased capital available for investment, (v) the potential effect of the spin-off on the anticipated credit ratings of the separated companies and risk associated with refinancing Tyco’s debt, (vi) the reaction of Tyco’s shareholders to the spin-off, (vii) the potential loss of purchasing power and higher cost structure and (viii) the risk that the plan of separation might not be completed and the one-time and ongoing costs of the spin-off may be greater than expected.

Tyco’s board of directors determined that in the aggregate the potential benefits of the spin-off outweighed the potential negative factors. See “Risk Factors—Risks Relating to the Spin-Off” and “The Spin-Off—Reasons for the Spin-Off.”

Record date	Subject to Tyco shareholders approving the Distribution, record ownership will be determined as of 5:00 p.m., New York City time, on September 17, 2012.

Distribution date	The distribution date is expected to be September 28, 2012.

Distribution ratio	Each Tyco common share outstanding as of the record date for the Distribution will entitle its holder to receive 0.5 shares of ADT common stock. Cash will be distributed in lieu of any fractional shares of ADT common stock you are entitled to, as described below.

Securities to be Distributed

All of the shares of ADT common stock will be distributed pro rata to Tyco shareholders who hold Tyco common shares as of the record date. Assuming a record date of June 30, 2012 and based on the 459,722,328 common shares of Tyco outstanding as of such date, and applying the distribution ratio of 0.5 shares of ADT common stock for each common share of Tyco, approximately 229,861,164 of our shares of common stock would have been distributed to Tyco shareholders. The number of shares of ADT common stock that Tyco will ultimately distribute to its shareholders will (i) fluctuate depending on the number of Tyco common shares actually outstanding as of the record date and (ii) be reduced to the extent that cash payments are to be made in lieu of the issuance of fractional shares, as described below.

The spin-off	On the distribution date, Tyco will release all of the shares of ADT common stock to the distribution agent to distribute to Tyco shareholders. The distribution of shares will be made in book-entry form. It is expected that it will take the distribution agent up to days to electronically issue shares of ADT common stock to you or your bank or brokerage firm on your behalf by way of direct registration in book-entry form. You will not be required to make any payment, surrender or exchange your Tyco common shares or take any other action to receive your shares of ADT common stock.

No fractional shares	Tyco will not distribute any fractional shares of ADT common stock. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata to each holder who otherwise would have been entitled to receive a fractional share in the Distribution. Recipients of cash in lieu of fractional shares will not be entitled to any interest on payments made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient shareholders that are subject to U.S. federal income tax as described in “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off,” but generally should not be subject to Swiss withholding tax, as described in “The Spin-Off—Material Swiss Tax Consequences of the Spin-Off.”

Conditions to the spin-off	Under Swiss law, the approval of a relative majority of Tyco’s shareholders is required to effect the Distribution. The resolution to be proposed at the special general meeting of shareholders called to approve the Distribution will require that the following conditions are met or waived prior to implementation of the Distribution:

•

the SEC shall have declared effective our Registration Statement on Form 10, of which this Information Statement is a part, under the U.S. Securities Exchange Act of 1934, as amended, or the “Exchange Act,” and no stop order suspending the effectiveness of the Registration Statement shall be in effect;

•	our common stock shall have been accepted for listing on the NYSE, subject to official notice of issuance;

•	Tyco shall have received a private letter ruling from the Internal Revenue Service (the “IRS”), which ruling shall be in full force and effect at the time of the Distribution, to the effect that (i) the Distribution will qualify as tax-free under Section 355 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), except for cash received in lieu of fractional shares of our common stock and (ii) certain internal transactions undertaken in anticipation of the Distribution will qualify for favorable treatment under the Code;

•

the ruling obtained from the Swiss Federal Tax Administration regarding the Swiss withholding tax consequences of the Distribution to the effect that the Distribution, including cash received in lieu of a fractional share of ADT common stock, is not subject to Swiss withholding tax shall be in full force and effect at the time of the Distribution;

•

all permits, registrations and consents required under the U.S. securities or blue sky laws in connection with the Distribution and all other material governmental approvals and other consents necessary to consummate the Distribution shall have been received;

•

no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution shall be in effect, and no other event outside the control of Tyco shall have occurred or failed to occur that prevents the consummation of the Distribution; and

•

based on the closing price of the shares of ADT common stock trading on the last “when-issued” trading day prior to the Distribution, the aggregate implied market capitalization of ADT shall not exceed CHF 17.5 billion.

In addition, we expect that prior to the special general meeting approving the Distribution the following conditions will be either met or waived:

•

the ADT Separation and Distribution Agreement and each of the ancillary agreements contemplated by the ADT Separation and Distribution Agreement, as described in “Certain Relationships and Related Party Transactions—Agreements with Tyco” (the “Ancillary Agreements”), will have been executed by each party thereto, and each of the internal transactions contemplated by such agreements to have been completed prior to the Distribution shall have been completed;

•	Tyco shall have received the opinion of McDermott Will & Emery LLP confirming the tax-free status of the Distribution for U.S. federal income tax purposes;

•	Tyco shall have received the opinion of Duff & Phelps relating to the solvency of each of Tyco, ADT and Tyco Flow Control following completion of the Distributions; and

•	Tyco shall have received an audit report of Deloitte AG (Zürich), as state supervised auditing enterprise, stating that the Distribution and the ordinary cash dividend to Tyco shareholders proposed in the Tyco Proxy Statement comply with Swiss law.

In the event that shareholder approval of the Distribution is received and the conditions to the spin-off included in the shareholders resolution are met or otherwise satisfied prior to March 31, 2013, Tyco will be obligated to effect the Distribution.

The Distribution and the Tyco Flow Control Distribution are not cross-conditioned—either may occur without the other. However, we currently expect the Distribution and the Tyco Flow Control Distribution to occur simultaneously.

Trading market and symbol	We intend to file an application to list our common stock on the NYSE under the ticker symbol “ADT.” We anticipate that, on or prior to the record date, trading of our common stock will begin on a “when-issued” basis and will continue up to and including the distribution date. See “The Spin-Off—Trading Prior to the Distribution Date.”

Dividend policy	We intend to pay quarterly dividends in an amount that approximates our proportionate share of the $1.00 per share annual dividend that Tyco currently pays to its shareholders, or approximately $0.50 per ADT share annually (based on the number of Tyco shares outstanding on , 2012 and a one for two distribution ratio). See “Dividend Policy.”

Financing Transactions	We have entered into a new five-year unsecured senior revolving credit facility. The initial commitment under the new credit facility is $750 million (provided that until the Distribution has occurred and certain related conditions have been met, availability under the revolving credit facility will be limited to $250 million). Tyco is initially guaranteeing the new credit facility, and its guarantee will be released and cancelled in connection with the Distribution. In addition to the revolving credit facility, we have issued $750 million aggregate principal amount of 2.25% unsecured notes due July 15, 2017, $1.0 billion aggregate principal amount of 3.50% unsecured notes due July 15, 2022, and $750 million aggregate principal amount of 4.875% unsecured notes due July 15, 2042. Tyco is initially guaranteeing the notes, and its guarantee will be released and cancelled in connection with the Distribution. The proceeds of these notes offerings will be used to repay intercompany debt and make other cash payments to Tyco to allow it to fund repurchases or redemptions of its indebtedness. See “Description of Material Indebtedness.”

Tax consequences to Tyco shareholders	Tyco shareholders are not expected to recognize any gain or loss, or include any amount in income, for U.S. federal income tax purposes as a result of the Distribution, except to the extent of cash received in lieu of fractional shares. See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off” for a more detailed description of the U.S. federal income tax consequences of the Distribution.

Tyco shareholders are not expected to be subjected to any Swiss withholding tax (Verrechnungssteuer), including on any cash received in lieu of fractional shares, as a result of the Distribution. See “The Spin-Off—Material Swiss Tax Consequences of the Spin-Off” for a more detailed description of the Swiss tax consequences of the Distribution.

Each shareholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the Distribution to that shareholder, including the effect of any Swiss, U.S., state, local or foreign income tax consequences of the Distribution.

Relationship with Tyco after the spin-off	We have entered into the Tyco Flow Control Separation and Distribution Agreement. Shortly before the Distribution, we will enter into the ADT Separation and Distribution Agreement and other agreements with Tyco and Tyco Flow Control related to the spin-off. These agreements will govern the relationship between ADT, Tyco Flow Control and Tyco subsequent to the completion of the Distributions and provide for the allocation between ADT, Tyco Flow Control and Tyco of various assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities). The Separation and Distribution Agreements, in particular, will provide for the settlement or extinguishment of certain obligations between ADT, Tyco Flow Control and Tyco and will provide for certain employee compensation and benefit matters between Tyco Flow Control, ADT and Tyco. We will enter into transition services agreements with Tyco in the United States and Canada (the “Transition Services Agreements”) pursuant to which a limited number of services will be provided by Tyco to us on an interim basis following the Distribution. Further, we will enter into a tax sharing agreement with Tyco and Tyco Flow Control (the “2012 Tax Sharing Agreement”) that will govern the rights and obligations of ADT, Tyco and Tyco Flow Control for certain tax liabilities with respect to periods or portions thereof ending on or before the date of the Distributions. The 2012 Tax Sharing Agreement will also provide certain restrictions to preserve the tax-free status of the spin-off. In addition, each of ADT, Tyco and Tyco Flow Control will agree to indemnify the other two parties against any amounts paid by such other parties pursuant to the 2012 Tax Sharing Agreement and with respect to which such paying parties are not responsible pursuant to the 2012 Tax Sharing Agreement. We describe these and related arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with Tyco” and describe some of the risks of these arrangements under “Risk Factors—Risks Relating to the Spin-Off.”

Transfer Agent	Wells Fargo Shareowner Services.

Risk factors	You should carefully consider the matters discussed under the section entitled “Risk Factors” beginning on page 11 of this Information Statement.

RISK FACTORS

You should carefully consider the risks described below, together with all the other information included in this Information Statement, in evaluating us and our common stock. If any of the risks described below actually occurs, our business, financial condition, results of operations and cash flows could be materially and adversely affected. Any such adverse effect may cause the trading price of our common stock to decline and as a result you could lose all or part of your investment in us. Our business may also be adversely affected by risks and uncertainties not known to us or risks that we currently believe to be immaterial.

Risks Relating to Our Business

We sell our products in highly competitive markets, which results in pressure on our profit margins and limits our ability to maintain or increase the market share of our products.

The monitored security alarm industry is subject to significant competition and pricing pressures. We experience significant competitive pricing pressures on installation, monitoring and service fees. Several significant competitors offer installation fees that match or are lower than ours. Other competitors charge significantly more for installation but, in many cases, less for monitoring. In many cases we face competition for direct sales from our authorized dealers, who may offer installation for considerably less than we do in particular markets. We believe that the monitoring and service fees we offer are generally competitive with rates offered by other major security companies. We also face potential competition from improvements in self-monitoring systems, which enable customers to monitor their home environment without third-party involvement through the Internet, text messages, emails or similar communications, but with the disadvantage that alarm events may go unnoticed. It is possible that one or more of our competitors could develop a significant technical advantage over us that allows them to provide additional service or better quality service or to lower their price, which could put us at a competitive disadvantage. Continued pricing pressure or improvements in technology and shifts in customer preferences towards self-monitoring could adversely impact our customer base or pricing structure and have a material and adverse effect on our business, financial condition, results of operations and cash flows.

Our future growth is largely dependent upon our ability to successfully compete with new and existing competitors by developing or acquiring new technologies that achieve market acceptance with acceptable margins.

Our business operates in markets that are characterized by rapidly changing technologies, evolving industry standards and potential new entrants. For example, a number of cable and other telecommunications companies have introduced security services offerings, including interactive security services, that are competitive with our products and services. If these services gain market acceptance, our ability to grow our business, in particular our ADT Pulse offering, could be materially and adversely affected. Accordingly, our future success depends upon a number of factors, including our ability to accomplish the following: identify emerging technological trends in our target end-markets; develop, acquire and maintain competitive products and services; enhance our products and services by adding innovative features that differentiate us from our competitors; and develop or acquire and bring products and services to market quickly and cost-effectively. Our ability to develop or acquire new products and services based on technological innovation can affect our competitive position and requires the investment of significant resources. These acquisitions and development efforts divert resources from other potential investments in our businesses, and they may not lead to the development of new technologies, products or services on a timely basis. Moreover, as we introduce new products such as ADT Pulse, we may be unable to detect and correct defects in the product or in its installation, which could result in loss of sales or delays in market acceptance. New or enhanced products may not satisfy consumer preferences and potential product failures may cause consumers to reject our products. As a result, these products may not achieve market acceptance and our brand image could suffer. In addition, our competitors may introduce superior designs or business strategies, impairing our brand and the desirability of our products and services, which may cause consumers to defer or forego purchases of our products and services. In addition, the markets for our products and services may not develop or grow as we anticipate. The failure of our technology, products or services to gain market acceptance, the potential for product defects or the obsolescence of our products and services could significantly reduce our revenue, increase our operating costs or otherwise adversely affect our business, financial condition, results of operations or cash flows.

Failure to maintain the security of our information and technology networks, including personally identifiable and other information could adversely affect us.

We are dependent on information technology networks and systems, including the Internet, to process, transmit and store electronic information and, in the normal course of our business, we collect and retain significant volumes of certain types of personally identifiable and other information pertaining to our customers and employees, including video images of customer sites. The legal, regulatory and contractual environment surrounding information security and privacy is constantly evolving and companies that collect and retain such information are under increasing attack by cyber-criminals around the world. A significant actual or potential theft, loss, fraudulent use or misuse of customer, employee or other personally identifiable data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding such data or a violation of our privacy and security policies with respect to such data could result in significant costs, fines, litigation or regulatory actions against us. Such an event could additionally result in adverse publicity and therefore adversely affect the market’s perception of the security and reliability of our services, which could result in lost sales and increased customer attrition. In addition, we depend on our information technology infrastructure for business-to-business and business-to-consumer electronic commerce. Security breaches of, or sustained attacks against, this infrastructure could create system disruptions and shutdowns that could result in disruptions to our operations. Increasingly, our security products and services are accessed through the Internet, and security breaches in connection with the delivery of our services via the Internet may affect us and could be detrimental to our reputation, business, operating results and financial condition. We cannot be certain that advances in criminal capabilities, new discoveries in the field of cryptography or other developments will not compromise or breach the technology protecting the networks that access our products and services. If any one of these risks materializes our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Allegations that we have infringed the intellectual property rights of third parties could negatively affect us.

We may be subject to claims of intellectual property infringement rights by third parties. In particular, as our services have expanded into areas more heavily populated by intellectual property, we have become subject to claims alleging infringement of intellectual property, including litigation brought by special purpose or so-called “non-practicing” entities that focus solely on extracting royalties and settlements by enforcing patent rights. These companies typically have little or no business or operations and there are few effective deterrents available to prevent such companies from filing patent infringement lawsuits against us. In addition, we rely on licenses and other arrangements with third parties covering intellectual property related to the products and services that we market, including an arrangement with Tyco under the Patent Agreement described in “Certain Relationships and Related Party Transaction—Patent Agreement.” Notwithstanding these arrangements, we could be at risk for infringement claims from third parties, including Tyco. Although the Patent Agreement generally includes a covenant by Tyco not to sue us for products and services in existence as of the Distribution date that may infringe Tyco patents, it does not protect us from infringement claims for future product or service expansions, or if we change third party product suppliers or if an alleged infringement involves certain patents. In general, if a court determines that one or more of our services infringes on intellectual property owned by others, we may be required to cease marketing those services, to obtain licenses from the holders of the intellectual property at a material cost or to take other actions to avoid infringing the intellectual property. The litigation process is costly and subject to inherent uncertainties, and we may not prevail in litigation matters regardless of the merits of our position. Intellectual property lawsuits or claims may become extremely disruptive if the plaintiffs succeed in blocking the trade of our products and services and may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Unauthorized use of our brand name by third parties, and the expenses incurred in developing and preserving the value of our brand name, may adversely affect our business.

Our brand name is critical to our success. Unauthorized use of our brand name by third parties may adversely affect our business and reputation, including the perceived quality and reliability of our products. We rely on trademark law, company brand name protection policies and agreements with our employees, customers, business partners and others to protect the value of our brand name. Despite our precautions, we cannot assure you that those procedures provide effective protection against unauthorized third-party use of our brand name. In particular, in recent years various third parties have used the ADT® brand name to engage in fraudulent activities, including inducing customers to switch monitoring service providers, generating leads for competitors and obtaining personal financial information. We may not be successful in investigating, preventing or prosecuting unauthorized third-party use. Future litigation with respect to such unauthorized use could also result in substantial costs and diversion of our resources. These factors could adversely affect our reputation, business, financial condition, results of operations and cash flows.

We will not own the right to use certain of our trademarks, including the ADT® brand name, outside of the United States and Canada.

Following the spin-off, Tyco will own the ADT® brand name outside of the United States and Canada. Therefore, in order to expand our business outside the United States and Canada, we would need to either acquire or otherwise license the ADT® brand name from Tyco (to the extent not already used by Tyco in the applicable jurisdictions(s)) or use an alternative brand name. This would put us at a distinct competitive disadvantage. Development of a new brand outside the United States and Canada could be costly and would also require us to market other brands as superior alternatives to the ADT® brand, which could undermine its value among customers within the United States and Canadian residential and small business security markets. These factors may make it difficult for us to develop a business outside of the United States and Canada. These factors also expose us to the risk that the ADT® brand name could suffer reputational damage or devaluation for reasons outside of our control, including Tyco’s business conduct outside of the United States and Canada. Any of these factors may materially and adversely affect our business, financial condition, results of operations and cash flows.

Infringement of our intellectual property rights could negatively affect us.

We rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. We cannot guarantee, however, that the steps we have taken to protect our intellectual property will be adequate to prevent infringement of our rights or misappropriation of our technology. Adverse events affecting the use of our trademarks could affect our use of those trademarks and negatively impact our brands. In addition, if we expand our business outside of the United States and Canada in the future, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in some jurisdictions. Furthermore, while we enter into confidentiality agreements with certain of our employees and third parties to protect our intellectual property, such confidentiality agreements could be breached or otherwise may not provide meaningful protection for our trade secrets and know-how related to the design, manufacture or operation of our products. If it becomes necessary for us to resort to litigation to protect our intellectual property rights, any proceedings could be burdensome and costly, and we may not prevail. Further, adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets and manufacturing expertise. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could adversely affect our business, financial condition, results of operations and cash flows.

We depend on third-party software licenses for our products and services.

We rely on certain software technology that we license from third parties and use in our products and services to perform key functions and provide critical functionality. For example, we license the software platform for our monitoring operations and the home automation software for our ADT Pulse offering from third parties. Because our products and services incorporate software developed and maintained by third parties, we are, to a certain extent, dependent upon such third parties’ ability to maintain or enhance their current products and services, to ensure that their products are free of defects or security vulnerabilities, to develop new products and services on a timely and cost-effective basis and to respond to emerging industry standards and other technological changes. Further, these third-party technology licenses may not always be available to us on commercially reasonable terms or at all. If our agreements with third-party vendors are not renewed or the third-party software becomes obsolete, is incompatible with future versions of our products or services or otherwise fails to address our needs, we cannot assure you that we would be able to replace the functionality provided by the third-party software with technology from alternative providers. Furthermore, even if we obtain licenses to alternative software products or services that provide the functionality we need, we may be required to replace hardware installed at our monitoring centers and at our customers’ sites, including security system control panels and peripherals, in order to effect our integration of or migration to alternative software products. Any of these factors could materially and adversely affect our business, financial condition, results of operations and cash flows.

We rely on third party providers for the components of our security systems and any failure or interruption in products or services provided by these third parties could harm our ability to operate our business.

The components for the security systems that we install are manufactured by third parties, including divisions of Tyco that will not be part of our business following the spin-off. We are therefore susceptible to interruptions in supply and to the receipt of components that do not meet our high standards. Any financial or other difficulties our providers face may have negative effects on our business. We exercise little control over our suppliers, which increases our vulnerability to problems with the products and services they provide. Any interruption in supply could cause delays in installations and repairs and the loss of current and potential customers. Also, if a previously installed component were found to be defective, we might not be able to recover the costs associated with its repair or replacement across our installed customer base, and the diversion of technical personnel to address the defect could materially and adversely affect our business, financial condition, results of operations and cash flows.

We are exposed to greater risks of liability for employee acts or omissions or system failure, than may be inherent in other businesses.

If a customer or third party believes that he or she has suffered harm to person or property due to an actual or alleged act or omission of one of our employees or security system failure, he or she may pursue legal action against us, and the cost of defending the legal action and of any judgment against us could be substantial. In particular, because our products and services are intended to help protect lives and real and personal property, we may have greater exposure to litigation risks than businesses that provide other consumer and small business products and services. Substantially all of our customer contracts contain provisions limiting our liability; however, in the event of litigation with respect to such matters, it is possible that these limitations may be deemed not applicable or unenforceable and we may incur significant costs of defense regardless of the ultimate outcome.

We rely on a significant number of our customers remaining with us as customers for long periods of time.

We operate our business with the goal of retaining customers for long periods of time in order to recoup our initial investment in new customers, achieving cash flow break-even in slightly less than three years. Accordingly, our long-term profitability is dependent on long customer tenure. This requires that we minimize our rate of customer disconnects, or attrition. Factors that can increase disconnects include customers who relocate and do not reconnect, problems with our product or service quality, an economic slowdown, a downturn in the housing market and the desirability and pricing of our and our competitors’ products and services. Our customer attrition rates for fiscal years 2011, 2010 and 2009 were, respectively, 13.0%, 13.3% and 14.3%. If we fail to keep our customers for a sufficiently long period of time, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

If we experience higher rates of customer attrition, we may be required to change the estimated useful lives of assets related to our security monitoring customers, increasing our depreciation and amortization expense or impairing such assets.

We amortize the costs of our acquired and dealer-generated contracts and related customer relationships based on the estimated life of the customer relationships. We similarly depreciate the cost of our internally generated residential and small business monitoring system assets. If attrition rates were to rise significantly, we may be required to accelerate the amortization of expenses related to such contracts and the depreciation of our subscriber system assets or to impair such assets, which could cause a material adverse effect on our financial condition and results of operations.

We are susceptible to downturns in the housing market and consumer discretionary income, which may inhibit our ability to sustain customer base growth rates.

Demand for alarm monitoring services is affected by the turnover in the housing market. Downturns in the rate of the sale of new and existing homes, which we believe drives a substantial portion of our new customer volume in any given year, would reduce opportunities to make sales of new security systems and services and reduce opportunities to take over existing security systems. In addition, because of personal economic circumstances, current security alarm customers may decide to disconnect our services in an effort to reduce their monthly spending and may default on their remaining contractual obligations to us. Our long-term revenue growth rate depends on installations exceeding disconnects. If the housing market downturn or the general economic downturn is prolonged, customer disconnects and defaults could increase and our business, financial condition, results of operations and cash flows could be materially and adversely affected.

We will enter into non-compete and non-solicit restrictions that will prohibit us from competing with Tyco in the commercial security market in the United States and Canada for a period of time after the spin-off.

We expect that the ADT Separation and Distribution Agreement to be entered into in connection with the spin-off will include non-compete provisions pursuant to which we will be prohibited from competing with Tyco in the commercial security market in the United States and Canada, subject to certain small business related exceptions, for two years after the distribution date. In addition, we expect that the ADT Separation and Distribution Agreement will contain non-solicitation provisions preventing us from soliciting Tyco’s existing security customers in the United States and Canada for two years after the distribution date. This will effectively prevent us from expanding our business into the commercial security market, other than the small business market, in these jurisdictions during the restricted periods. These factors could materially and adversely affect our business, financial condition, results of operations and cash flows. See “Certain Relationships and Related Party Transactions—Agreements with Tyco—ADT Separation and Distribution Agreement—Non-Compete; Customer Non-Solicit.”

Expiration of non-competition agreements will allow the entry of potential competitors with deep knowledge of our business.

We acquired Broadview Security in 2010. In connection with the separation of Broadview Security from The Brink’s Company in 2008 (the “Broadview Spin-Off”), Broadview Security and The Brink’s Company entered into a non-competition and non-solicitation agreement pursuant to which The Brink’s Company agreed not to compete with Broadview Security in the United States, Puerto Rico and Canada with respect to the security alarm systems or personal emergency response systems businesses for a period of five years from the date of the Broadview Spin-Off. Upon the expiration of the non-competition and non-solicitation agreement in October 2013, The Brink’s Company will be free to directly pursue competitive activities in these businesses or to license the Brink’s brand to other existing or potential competitors in these businesses. In addition, although the ADT Separation and Distribution Agreement that we plan to enter into in connection with the spin-off includes non-competition provisions, the non-competition provisions will expire two years after the distribution date, after which time Tyco will be free to compete with us in the residential and small business security market. Such competitive activities could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Shifts in our customers’ choice of, or telecommunications providers’ support for, telecommunications services and equipments could adversely impact our business and require significant capital expenditures.

Certain elements of our operating model have historically relied on our customers’ continued selection and use of traditional land-line telecommunications to transmit alarm signals to our monitoring centers. There is a growing trend for customers to switch to the exclusive use of cellular, satellite or Internet communication technology in their homes and businesses, and telecommunication providers may discontinue their land-line services in the future. In addition, many of our customers who use cellular communication technology for their security systems use products that rely on 2G technology, and telecommunication providers may discontinue their 2G services in the future. The discontinuation of land-line, 2G cellular and any other services by telecommunications providers in the future will depend on a number of factors outside of our control, including legislation and government regulation, and would require customers to upgrade to alternative, and potentially more expensive, technologies to transmit alarm signals. This could increase our customer attrition rates and slow our new customer additions. In order to maintain our customer base that uses security alarm components that are or could become obsolete, we may be required to upgrade or implement new technologies, including by offering to subsidize the replacement of customers’ outdated systems at our expense. Any such upgrades or implementations could require significant capital expenditures and also divert management’s attention and other important resources away from our customer service and sales efforts. In the future, we may not be able to successfully implement new technologies or adapt existing technologies to changing market demands. If we are unable to adapt timely to changing technologies, market conditions or customer preferences, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

An event causing a disruption in the ability of our monitoring facilities to operate could adversely affect our business.

A disruption in our ability to provide alarm monitoring services and serve our customers could have a material adverse effect on our business. A disruption could occur for many reasons, including fire, natural disasters, weather, disease, transportation interruption, extended power outages, terrorism or sabotage or as a result of disruptions to third-party transmission lines. Monitoring could also be disrupted by information systems and network-related events such as computer hacking, computer viruses, worms or other malicious software, denial of service attacks, malicious social engineering or other destructive or disruptive activities that could also cause damage to our properties, equipment and data. While our monitoring systems are fully redundant, a failure of our back up procedures or a disruption affecting multiple monitoring facilities could disrupt our ability to provide monitoring services. During a transition period after the spin-off, our monitoring facilities will include facilities owned and operated by Tyco that will provide monitoring services to our customers pursuant to the Monitoring Agreement that we will enter into with Tyco in connection with the spin-off (the “Monitoring Agreement”). See “Certain Relationships and Related Party Transactions—Agreements with Tyco—Monitoring Agreements” for a summary of this agreement.

Providers of broadband services may be able to block our services or charge their customers more for using our services, which could adversely affect our revenue and growth.

Our interactive and home automation services are accessed through the Internet and our security monitoring services are increasingly delivered using Internet technologies. Some providers of broadband access may take measures that affect their customers’ ability to use these products and services, such as degrading the quality of the data packets we transmit over their lines, giving those packets low priority, giving other packets higher priority than ours, blocking our packets entirely or attempting to charge their customers more for using our services.

In the United States, there continues to be some uncertainty regarding whether suppliers of broadband Internet access have a legal obligation to allow their customers to access services such as ours without interference. In December 2010, the U.S. Federal Communications Commission (the “FCC”) adopted new net neutrality rules that would protect services like ours from such interference. Several parties have sought judicial review of the FCC’s net neutrality rules. These appeals are currently pending. Interference with our services or higher charges to customers by broadband service providers for using our products and services could cause us to lose existing customers, impair our ability to attract new customers and materially and adversely affect our business, financial condition, results of operations and cash flows.

We have significant deferred tax assets, and any impairments of or valuation allowances against these deferred tax assets in the future could adversely affect our results of operations, financial condition and cash flows.

We are subject to income taxes in the United States and Canada and in various state, provincial and local jurisdictions. The amount of income taxes we pay is subject to our interpretation and application of tax laws in jurisdictions in which we file. Changes in current or future laws or regulations, the imposition of new or changed tax laws or regulations or new related interpretations by taxing authorities in the jurisdictions in which we file could materially and adversely affect our financial condition, results of operations and cash flows.

Our consolidated federal and state income tax liability may be significantly reduced by tax credits and tax net operating loss (“NOL”) carryforwards available to us under the applicable tax codes. Our ability to fully utilize these deferred tax assets, however, may be limited for various reasons, such as if projected future taxable income becomes insufficient to recognize the full benefit of our NOL carryforwards prior to their expirations. Our ability to fully use these tax assets will also be adversely affected if we have an “ownership change” within the meaning of Section 382 of the Code. An ownership change is generally defined as a greater than 50% increase in equity ownership by “5% shareholders,” as the term is defined for purposes of Section 382 of the Code, in any three-year period. Future changes in our stock ownership, depending on the magnitude, including the purchase or sale of our common stock by 5% shareholders, and issuances or redemptions of common stock by us could result in an ownership change that would trigger the imposition of limitations under Section 382 of the Code. In addition, as a significant taxpayer, we are subject to regular audits by the IRS as well as state, provincial and local tax authorities. These audits could subject us to tax liabilities if tax authorities make adverse determinations with respect to our NOLs or tax credits. Further, any future disallowance of some or all of our tax credits or NOL carryforwards as a result of legislative change could materially affect our tax obligations. Accordingly, there can be no assurance that in the future we will not be subject to increased taxation or experience limitations with respect to recognizing the benefits of our NOL carryforwards and other tax attributes. Any such increase in taxation or limitation of benefits could have a material and adverse affect on our financial condition, results of operations or cash flows.

Our business operates in a regulated industry.

Our operations and employees are subject to various U.S. and Canadian federal, state, provincial and local consumer protection, occupational licensing and other laws and regulations. Most states and provinces in which we operate have licensing laws directed specifically toward the security services industry. Our business relies heavily upon both wireline and wireless telecommunications to communicate signals. Telecommunications companies are currently regulated by both the federal, state and local governments.

In certain jurisdictions, we are required to obtain licenses or permits to comply with standards governing employee selection and training and to meet certain standards in the conduct of our business. The loss of such licenses or permits or the imposition of conditions to the granting or retention of such licenses or permits could have a material adverse effect on us. Furthermore, in certain jurisdictions, certain security systems must meet fire and building codes in order to be installed, and it is possible that our current or future products and service offerings will fail to meet such codes, which could require us to make costly modifications to our products and services or to forgo marketing in certain jurisdictions.

Changes in laws or regulations could require us to change the way we operate or to utilize resources to maintain compliance, which could increase costs or otherwise disrupt operations. In addition, failure to comply with any applicable laws or regulations could result in substantial fines or revocation of our operating permits and licenses. If laws and regulations were to change or if we or our products failed to comply with them, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Increasing government regulation of telemarketing, email marketing and other marketing methods may increase our costs and restrict the operation and growth of our business.

We rely on telemarketing and email marketing conducted internally and through third parties to generate a substantial number of leads for our business. The telemarketing and email marketing services industries are subject to an increasing amount of regulation in the United States and Canada. In the United States, the U.S. Federal Trade Commission (“FTC”) and FCC have issued regulations that place restrictions on unsolicited automated telephone calls to residential and wireless telephone subscribers by means of automatic telephone dialing systems, prerecorded or artificial voice messages and telephone fax machines, and require us to maintain a “do not call” list and to train our personnel to comply with these restrictions. The FTC regulates both general sales practices and telemarketing specifically and has broad authority to prohibit a variety of advertising or marketing practices that may constitute “unfair or deceptive acts or practices.” Most of the statutes and regulations in the United States allow a private right of action for the recovery of damages or provide for enforcement by the FTC, state attorneys general or state agencies permitting the recovery of significant civil or criminal penalties, costs and attorneys’ fees in the event that regulations are violated. Additionally, we are subject to a 2007 consent decree with the FTC which, among other things, requires us to monitor compliance by our authorized dealers and third parties whom we expressly authorize to telemarket our residential security monitoring services with specified telemarketing regulations and to take certain actions with regard to those who fail to comply. The Canadian Radio-Television and Telecommunications Commission enforces rules regarding unsolicited communications using automatic dialing and announcing devices, live voice and fax. In December 2010, the Government of Canada passed legislation to restrict the sending of unsolicited commercial electronic messages including email messages, although that legislation has not yet been proclaimed into force. We are diligent in our efforts to comply with all such applicable regulations, but cannot assure you that we or third parties that we rely on for telemarketing, email marketing and other lead generation activities will be in compliance with all applicable regulations at all times. Although our contractual arrangements with such third parties expressly require them to comply with all such regulations and to indemnify us for their failure to do so, we cannot assure you that the FTC, FCC, private litigants or others will not attempt to hold us responsible for any unlawful acts conducted by such third parties or that we could successfully enforce or collect upon such indemnities. Additionally, changes in such regulations or the interpretation thereof that further restrict such activities could result in a material reduction in the number of leads for our business and could have a material and adverse effect on our business, financial condition, results of operations and cash flows.

We could be assessed penalties for false alarms.

Some local governments impose assessments, fines, penalties and limitations on either customers or the alarm companies for false alarms. A few municipalities have adopted ordinances under which both permit and alarm dispatch fees are charged directly to the alarm companies. Our alarm service contracts generally allow us to pass these charges on to customers, but we may not be able to collect these charges if customers are unwilling or unable to pay them and such outcome may materially and adversely affect our operating results. Furthermore, our customers may elect to terminate or not renew our services if assessments, fines or penalties for false alarms become significant. If more local governments were to impose assessments, fines or penalties, our customer base, financial condition, results of operations and cash flows could be materially and adversely affected.

Police departments could refuse to respond to calls from monitored security service companies.

Police departments in a limited number of U.S. and Canadian jurisdictions do not respond to calls from monitored security service companies, either as a matter of policy or by local ordinance. In certain cases, we have offered affected customers the option of receiving response from private guard companies, in most cases through contracts with us, which increases the overall cost to customers. If more police departments were to refuse to respond or be prohibited from responding to calls from monitored security service companies, our ability to attract and retain customers could be negatively impacted and our business, financial condition, results of operations and cash flows could be adversely affected.

Adoption of statutes and governmental policies purporting to characterize certain of our charges as unlawful may adversely affect our business.

If a customer cancels its contract with us prior to the end of the initial contract term, other than in accordance with the contract, we may charge the customer an early cancellation fee. Consumer protection policies or legal precedents could be proposed or adopted to restrict the charges we can impose upon contract cancellation. Such initiatives could compel us to increase our prices during the initial term of our contracts and consequently lead to less demand for our services and increased attrition. Adverse judicial determinations regarding these matters could cause us to incur legal exposure to customers against whom such charges have been imposed and expose us to the risk that certain of our customers may seek to recover such charges through litigation. In addition, the costs of defending such litigation and enforcement actions could have a material and adverse effect on our business, financial condition, results of operations and cash flows.

We face risks in acquiring and integrating customer accounts.

An element of our business strategy involves the bulk acquisition of customer accounts. Acquisitions of customer accounts involve a number of special risks, including the possibility of unexpectedly high rates of attrition and unanticipated deficiencies in the accounts acquired despite our investigations prior to acquisition. We face competition from other alarm monitoring companies, including companies that may offer higher prices and more favorable terms for customer accounts purchased, lower minimum financial qualifications for purchased accounts or lower prices for monitoring services provided. This competition could reduce the acquisition opportunities available to us, thus slowing our rate of growth and/or increase the price we pay for such account acquisitions, thus reducing our return on investment and negatively impacting our revenue and results of operations. We cannot assure you that we will be able to purchase customer accounts on favorable terms in the future.

The purchase price we pay for customer accounts is affected by the recurring revenue historically generated by such accounts, as well as several other factors, including the level of competition, our prior experience with accounts purchased in bulk from specific sellers, the geographic location of accounts, the number of accounts purchased, the customers’ credit scores and the type of security equipment used by the customers. In purchasing accounts, we have relied on management’s knowledge of the industry, due diligence procedures and representations and warranties of bulk account sellers. We cannot assure you that in all instances the representations and warranties made by bulk account sellers are true and complete or, if the representations and warranties are inaccurate, that we will be able to recover damages from bulk account sellers in an amount sufficient to fully compensate us for any resulting losses. If any of these risks materializes our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Our customer generation strategies and the competitive market for customer accounts may affect our future profitability.

A principal element of our business strategy is the generation of new customer accounts through our authorized dealer program, which accounted for approximately 45% of our new customer accounts for our 2011 fiscal year. Our future operating results will depend in large part on our ability to manage this generation strategy effectively. Although we currently generate accounts through hundreds of authorized dealers, a significant portion of our accounts originate from a smaller number of authorized dealers. In particular, during our 2011 fiscal year one authorized dealer accounted for approximately 10% of all our new accounts. We experience loss of authorized dealers from our authorized dealer program due to various factors, such as authorized dealers becoming inactive or discontinuing their electronic security business, non-renewal of our dealer contracts and competition from other alarm monitoring companies. If we experience a loss of authorized dealers representing a significant portion of our account generation from our authorized dealer program or if we are unable to replace or recruit authorized dealers in accordance with our business plans, our business, financial condition, results of operations and cash flows may be adversely affected.

In addition, successful promotion of our brand depends on the effectiveness of our marketing efforts and on our ability to offer member discounts and special offers for our products and services. We have actively pursued affinity marketing programs, which provide members of participating organizations with discounts on our products and services. The organizations with which we have affinity marketing programs closely monitor their relationships with us, as well as their members’ satisfaction with our products and services. These organizations may require us to increase our fees to them, decrease our pricing for their members or otherwise alter the terms of our participation in their marketing programs in ways that are unfavorable to us. These organizations may also terminate their relationships with us if we fail to meet member satisfaction standards. If any of our important affinity or marketing relationships, such as our relationships with USAA or AARP, were terminated, we would lose a significant source of sales leads and our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Our business strategy includes making acquisitions and investments that complement our existing business. These acquisitions and investments could be unsuccessful or consume significant resources, which could adversely affect our operating results.

We will continue to analyze and evaluate the acquisition of strategic businesses or product lines with the potential to strengthen our industry position or enhance our existing set of products and services offerings. We cannot assure you that we will identify or successfully complete transactions with suitable acquisition candidates in the future. Nor can we assure you that completed acquisitions will be successful.

Acquisitions and investments may involve significant cash expenditures, debt incurrence, operating losses and expenses that could have a material adverse effect on our business, financial condition, results of operations and cash flows. Acquisitions involve numerous other risks, including:

•	diversion of management time and attention from daily operations;

•	difficulties integrating acquired businesses, technologies and personnel into our business;

•	difficulties in obtaining and verifying the financial statements and other business information of acquired businesses;

•	inability to obtain required regulatory approvals and/or required financing on favorable terms;

•	potential loss of key employees, key contractual relationships or key customers of acquired companies or of us;

•	assumption of the liabilities and exposure to unforeseen liabilities of acquired companies; and

•	dilution of interests of holders of shares of our common stock through the issuance of equity securities or equity-linked securities.

It may be difficult for us to complete transactions quickly and to integrate acquired operations efficiently into our current business operations. Any acquisitions or investments may ultimately harm our business or financial condition, as such acquisitions may not be successful and may ultimately result in impairment charges.

We may pursue business opportunities that diverge from our current business model, which may cause our business to suffer.

We may pursue business opportunities that diverge from our current business model, including expanding our products or services, investing in new and unproven technologies, adding customer acquisition channels and forming new alliances with companies to market our services. We can offer no assurance that any such business opportunities will prove to be successful. Among other negative effects, our pursuit of such business opportunities could cause our cost of investment in new customers to grow at a faster rate than our recurring revenue and revenue from installations. Additionally, any new alliances or customer acquisition channels could have higher cost structures than our current arrangements, which could reduce operating margins and require more working capital. In the event that working capital requirements exceeded operating cash flow, we might be required to draw on the revolving credit facility that we have entered into in connection with the spin-off or pursue other external financing, which may not be readily available. Any of these factors could materially and adversely affect our business, financial condition, results of operations and cash flows.

We may be subject to liability for obligations of The Brink’s Company under the Coal Act.

On May 14, 2010, Tyco acquired Broadview Security, a business formerly owned by The Brink’s Company. Under the Coal Industry Retiree Health Benefit Act of 1992, as amended (the “Coal Act”), The Brink’s Company and its majority-owned subsidiaries as of July 20, 1992 (including certain legal entities acquired in the Broadview Security acquisition) are jointly and severally liable with certain of The Brink’s Company’s other current and former subsidiaries for health care coverage obligations provided for by the Coal Act. A Voluntary Employees’ Beneficiary Associate (“VEBA”) trust has been established by The Brink’s Company to pay for these liabilities, although the trust may have insufficient funds to satisfy all future obligations. At the time of the Broadview Spin-Off, Broadview Security entered into an agreement pursuant to which The Brink’s Company agreed to indemnify it for any and all liabilities and expenses related to The Brink’s Company’s former coal operations, including any health care coverage obligations. The Brink’s Company has agreed that this indemnification survives Tyco’s acquisition of Broadview Security. We have evaluated our potential liability under the Coal Act as a contingency in light of all known facts, including the funding of the VEBA and indemnification provided by The Brink’s Company. We have concluded that no accrual is necessary due to the existence of the indemnification and our belief that The Brink’s Company and VEBA will be able to satisfy all future obligations under the Coal Act. However, if The Brink’s Company and the VEBA are unable to satisfy all such obligations, we could be held liable, which could have a material and adverse affect on our financial condition, results of operations or cash flows.

Risks Relating to Our Liquidity

Disruptions in the financial markets could adversely affect us and our suppliers by increasing funding costs or by reducing availability of credit.

In the normal course of our business, we may access credit markets for general corporate purposes, which may include repayment of indebtedness, acquisitions, additions to working capital, repurchase of common stock, capital expenditures and investments in our business. Although we expect to have sufficient liquidity to meet our foreseeable needs, our access to and the cost of capital could be negatively impacted by disruptions in the credit markets. In 2008, 2009 and 2010, credit markets experienced significant dislocations and liquidity disruptions, and similar disruptions in the credit markets could make financing terms for borrowers unattractive or unavailable. These factors may make it more difficult or expensive for us to access credit markets if the need arises. In addition, these factors may make it more difficult for our suppliers to meet demand for their products or for potential strategic partners to commence new projects, as they may experience increased costs of debt financing or difficulties in obtaining debt financing. Disruptions in the financial markets have had adverse effects on other areas of the economy and have led to a slowdown in general economic activity that may continue to adversely affect our businesses. These disruptions may have other unknown adverse effects. One or more of these factors could adversely affect our business, financial condition, results of operations or cash flows.

Covenants in our debt instruments may adversely affect us.

As discussed under “Description of Material Indebtedness,” we have entered into a new revolving credit facility and issued senior unsecured notes maturing in 2017, 2022 and 2042. Our revolving credit agreement contains customary covenants, including a limit on the ratio of debt to EBITDA, a minimum required ratio of EBITDA to interest expense and limits on incurrence of liens and subsidiary debt. In addition, the indenture governing our senior unsecured notes contains customary covenants including limits on liens and sale/leaseback transactions.

Our ability to meet our financial covenants can be affected by events beyond our control, and we cannot provide assurance that we will meet those tests. A breach of any of these covenants could result in a default under our credit agreement or our indenture. Upon the occurrence of an event of default under our credit facility or our indenture, the lenders or trustees could elect to declare all amounts outstanding thereunder to be immediately due and payable and, in the case of credit facility lenders, terminate all commitments to extend further credit. If the lenders or trustees accelerate the repayment of borrowings, we cannot provide assurance that we will have sufficient assets to repay our credit facility and our other indebtedness. Furthermore, acceleration of any obligation under any of our material debt instruments will permit the holders of our other material debt to accelerate their obligations, which could have a material adverse effect on our financial condition.

Material adverse legal judgments, fines, penalties or settlements could adversely affect our financial health and prevent us from fulfilling our obligations under our outstanding indebtedness.

We have entered into a new unsecured senior revolving credit facility in the amount of $750 million and issued senior unsecured notes in an aggregate principal amount of $2.5 billion in connection with the spin-off. We also expect to have approximately $300 million of cash on hand at the time of the Distribution. We expect that our available cash, our cash flow from operations and amounts available to us under the credit facility will be adequate to fund our operations and service our debt over both the short term and the long term. However, material adverse legal judgments, fines, penalties or settlements arising from litigation and similar contingencies could require additional funding. If such developments require us to obtain additional funding, we cannot provide assurance that we will be able to obtain the additional funding that we need on commercially reasonable terms or at all, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Such an outcome could have important consequences to you. For example, it could:

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other corporate purposes, including dividend payments;

•	increase our vulnerability to adverse economic and industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate;

•	restrict our ability to introduce new technologies or exploit business opportunities;

•	make it more difficult for us to satisfy our payment obligations with respect to our outstanding indebtedness; and

•	increase the difficulty and/or cost to us of refinancing our indebtedness.

Risks Relating to the Spin-Off

We will share responsibility for certain of our, Tyco’s and Tyco Flow Control’s income tax liabilities for tax periods prior to and including the distribution date, and such liabilities may include a portion of Tyco’s obligations under its tax sharing agreement with Covidien Ltd. (“Covidien”) and TE Connectivity Ltd. (“TE Connectivity”) for tax liabilities for tax periods prior to and including June 29, 2007.

In connection with the 2007 distributions of Covidien and TE Connectivity by Tyco (the “2007 Separation”), Tyco entered into a tax sharing agreement (the “2007 Tax Sharing Agreement”) that governs the rights and obligations of each party with respect to certain pre-2007 Separation tax liabilities and certain tax liabilities arising in connection with the 2007 Separation. More specifically, Tyco, Covidien and TE Connectivity share 27%, 42% and 31%, respectively, of income tax liabilities that arise from adjustments made by tax authorities to Tyco’s, Covidien’s and TE Connectivity’s U.S. and certain non-U.S. income tax returns and certain taxes attributable to internal transactions undertaken in anticipation of the 2007 Separation. In addition, in the event the 2007 Separation or certain related transactions is determined to be taxable as a result of actions taken after the 2007 Separation by Tyco, Covidien or TE Connectivity, the party responsible for such failure would be responsible for all taxes imposed on Tyco, Covidien or TE Connectivity as a result thereof. If none of the companies is responsible for such failure, then Tyco, Covidien and TE Connectivity would be responsible for such taxes, in the same manner and in the same proportions as other shared tax liabilities under the 2007 Tax Sharing Agreement. Costs and expenses associated with the management of these shared tax liabilities are generally shared equally among the parties.

With respect to years prior to and including the 2007 Separation, tax authorities have raised issues and proposed tax adjustments that are generally subject to the sharing provisions of the 2007 Tax Sharing Agreement and which may require Tyco to make a payment to a taxing authority, Covidien or TE Connectivity. Tyco has recorded a liability of $411 million as of March 30, 2012 which it has assessed and believes is adequate to cover the payments that Tyco may be required to make under the 2007 Tax Sharing Agreement. Tyco is reviewing and contesting certain of the proposed tax adjustments.

With respect to adjustments raised by the IRS, although Tyco has resolved a substantial number of these adjustments, a few significant items remain open with respect to the audit of the 1997 through 2004 years. As of the date hereof, Tyco has not been able to resolve certain open items, which primarily involve the treatment of certain intercompany debt issued during the period, through the IRS appeals process. As a result, Tyco expects to litigate these matters once it receives the requisite statutory notices from the IRS, which is likely to occur within the next six months. However, the ultimate resolution of these matters is uncertain and could result in Tyco being responsible for a greater amount than it expects under the 2007 Tax Sharing Agreement.

In connection with the Distribution, we will enter into the 2012 Tax Sharing Agreement with Tyco and Tyco Flow Control that will be separate from the 2007 Tax Sharing Agreement and which will govern the rights and obligations of ADT, Tyco and Tyco Flow Control for certain pre-Distribution tax liabilities, including Tyco’s obligations under the 2007 Tax Sharing Agreement, as more fully described in “Certain Relationships and Related Party Transactions—Agreements with Tyco—Tax Sharing Agreement” below. To the extent we are responsible for any liability under the 2012 Tax Sharing Agreement, there could be a material adverse impact on our financial position, results of operations, cash flows or our effective tax rate in future reporting periods.

If the Distributions or certain internal transactions undertaken in anticipation of the spin-off are determined to be taxable for U.S. federal income tax purposes, we, our shareholders that are subject to U.S. federal income tax and/or Tyco could incur significant U.S. federal income tax liabilities.

Tyco has received a private letter ruling from the IRS regarding the U.S. federal income tax consequences of the Distributions to the effect that, for U.S. federal income tax purposes, the Distribution will qualify as tax-free under Section 355 of the Code and the Tyco Flow Control Distribution will qualify as tax-free under Sections 355 and 361 of the Code, except for cash received in lieu of a fractional share of our common stock and the Tyco Flow Control common shares. The private letter ruling also provides that certain internal transactions undertaken in anticipation of the Distribution will qualify for favorable treatment under the Code. In addition to obtaining the private letter ruling, Tyco expects to receive an opinion from the law firm of McDermott Will & Emery LLP confirming the tax-free status of the Distribution for U.S. federal income tax purposes. The receipt of such private letter ruling and the opinion are conditions to the Distribution that must be either satisfied or waived by Tyco. The private letter ruling relies and the opinion will rely on certain facts and assumptions and certain representations and undertakings from us, Tyco Flow Control and Tyco regarding the past and future conduct of our respective businesses and other matters. Notwithstanding the private letter ruling and the opinion, the IRS could determine on audit that the Distribution or the internal transactions should be treated as taxable transactions if it determines that any of these facts, assumptions, representations or undertakings is not correct or has been violated, or that the Distribution or the internal transactions should be taxable for other reasons, including as a result of significant changes in stock or asset ownership after the Distribution. An opinion of counsel represents counsel’s best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. In addition, the opinion will be based on current law, and cannot be relied upon if current law changes with retroactive effect. If the Distribution ultimately is determined to be taxable, the Distribution could be treated as a taxable dividend or capital gain to you for U.S. federal income tax purposes, and you could incur significant U.S. federal income tax liabilities. In addition, Tyco would recognize gain in an amount equal to the excess of the fair market value of shares of our common stock and the Tyco Flow Control common shares distributed to Tyco shareholders on the distribution date over Tyco’s tax basis in such shares, but such gain, if recognized, generally would not be subject to U.S. federal income tax. However, we or Tyco could incur significant U.S. federal income tax liabilities if it is ultimately determined that certain internal transactions undertaken in anticipation of the Distribution are taxable.

In addition, under the terms of the 2012 Tax Sharing Agreement, in the event the Distribution, the Tyco Flow Control Distribution or the internal transactions were determined to be taxable as a result of actions taken after the Distribution by us, Tyco Flow Control or Tyco, the party responsible for such failure would be responsible for all taxes imposed on us, Tyco Flow Control or Tyco as a result thereof. If such failure is not the result of actions taken after the Distribution by us, Tyco Flow Control or Tyco, then we, Tyco Flow Control and Tyco would be responsible for any taxes imposed on us, Tyco Flow Control or Tyco as a result of such determination in the same manner and in the same proportions as we share Shared Tax Liabilities (as defined in the section “Certain Relationships and Related Party Transactions—Agreements with Tyco—Tax Sharing Agreement”). Such tax amounts could be significant. In the event that any party to the 2012 Tax Sharing Agreement defaults in its obligation to pay Distribution Taxes (as defined in the section “Certain Relationships and Related Party Transactions—Agreements with Tyco—Tax Sharing Agreement”) to another party that arise as a result of no party’s fault, each non-defaulting party would be responsible for an equal amount of the defaulting party’s obligation to make a payment to another party in respect of such other party’s taxes. To the extent we are responsible for any liability under the 2012 Tax Sharing Agreement, there could be a material adverse impact on our financial position, results of operations, cash flows or our effective tax rate in future reporting periods.

If the Distribution is determined to be taxable for Swiss withholding tax purposes, we and Tyco could incur significant Swiss withholding tax liabilities.

Generally, Swiss withholding tax of 35% is due on dividends and similar distributions to our and Tyco’s shareholders, regardless of the place of residency of the shareholder. As of January 1, 2011, distributions to shareholders out of qualifying contributed surplus (Kapitaleinlage) accumulated on or after January 1, 1997 are exempt from Swiss withholding tax, if certain conditions are met (Kapitaleinlageprinzip). We have obtained a ruling from the Swiss Federal Tax Administration confirming that the Distribution qualifies as payment out of such qualifying contributed surplus and no amount will be withheld by Tyco when making the Distribution.

This tax ruling relies on certain facts and assumptions and certain representations and undertakings from Tyco regarding the past conduct of its businesses and other matters. Notwithstanding this tax ruling, the Swiss Federal Tax Administration could determine on audit that the Distribution should be treated as a taxable transaction for withholding tax purposes if it determines that any of these facts, assumptions, representations or undertakings is not correct or has been violated. If the Distribution ultimately is determined to be taxable for withholding tax purposes, we and Tyco could incur material Swiss withholding tax liabilities that could significantly detract from or eliminate the benefits of the spin-off. In addition, we could become liable to indemnify Tyco for part of any Swiss withholding tax liabilities to the extent provided under the 2012 Tax Sharing Agreement.

We may be unable to achieve some or all of the benefits that we expect to achieve from our spin-off from Tyco.

As an independent, publicly-traded company, we believe that our business will benefit from, among other things, allowing us to better focus our financial and operational resources on our specific business, allowing our management to design and implement corporate strategies and policies that are based primarily on the business characteristics and strategic decisions of our business, allowing us to more effectively respond to industry dynamics and allowing the creation of effective incentives for our management and employees that are more closely tied to our business performance. However, we may not be able to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all. For example, it is possible that investors and securities analysts will not place a greater value on our business as an independent company than on our business as a part of Tyco.

We may increase our debt or raise additional capital in the future, which could affect our financial health and may decrease our profitability.

We may increase our debt or raise additional capital in the future, subject to restrictions in our credit facility and indenture and possibly future debt agreements. If our cash flow from operations is less than we anticipate, or if our cash requirements are more than we expect, we may require more financing. However, debt or equity financing may not be available to us on terms acceptable to us, if at all. If we incur additional debt or raise equity through the issuance of additional capital stock, the terms of the debt or our capital stock issued may give the holders rights, preferences and privileges senior to those of holders of our common stock, particularly in the event of liquidation. The terms of the debt may also impose additional and more stringent restrictions on our operations than we currently have. If we raise funds through the issuance of additional equity, your percentage ownership in us would decline. If we are unable to raise additional capital when needed, it could affect our financial health, which could negatively affect your investment in us. Also, regardless of the terms of our debt or equity financing, the amount of our stock that we can issue may be limited because the issuance of our stock may cause the Distribution to be a taxable event for Tyco under Section 355(e) of the Code, and under the 2012 Tax Sharing Agreement, we could be required to indemnify Tyco for that tax. See “Risk Factors—Risks Relating to the Spin-Off—We might not be able to engage in desirable strategic transactions and equity issuances following the Distribution because of restrictions relating to U.S. federal income tax requirements for tax-free distributions.”

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the Distribution.

Our financial results previously were included within the consolidated results of Tyco, and we believe that our financial reporting and internal controls were appropriate for those of subsidiaries of a public company. However, we were not directly subject to the reporting and other requirements of the Exchange Act. In connection with the Distribution, we will become directly subject to reporting and other obligations under the Exchange Act. Beginning with our Annual Report on Form 10-K for fiscal year 2013, we will be required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm addressing these assessments. These reporting and other obligations may place significant demands on our management, administrative and operational resources, including accounting systems and resources.

The Exchange Act will require that we file annual, quarterly and current reports with respect to our business and financial condition. Under the Sarbanes-Oxley Act, we will be required to maintain effective disclosure controls and procedures and internal controls over financial reporting. To comply with these requirements, we may need to upgrade our systems; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. We expect to incur additional annual expenses for the purpose of addressing these requirements, and those expenses may be significant. If we are unable to upgrade our financial and management controls, reporting systems, information technology systems and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company, and we may experience increased costs after the spin-off.

We have historically operated as part of Tyco’s corporate organization, and Tyco has assisted us by providing certain corporate functions. Following the completion of the spin-off, Tyco will be obligated contractually to provide to us only those transition services specified in agreements we enter into with Tyco. See “Certain Relationships and Related Party Transactions—Agreements with Tyco” for a summary of these agreements. We may be unable to replace in a timely manner or on comparable terms the services or other benefits that Tyco previously provided to us that are not specified in any transition services agreement. Upon expiration of any transition services agreement, many of the services that are covered in the agreement will have to be provided internally or by unaffiliated third parties and we may be unable to replace those services in a timely manner or on comparable terms. In addition, if Tyco does not continue to perform the transition services and the other services that are called for under any transition services agreement, we may not be able to operate our business as effectively and our profitability may decline.

In addition, for a period of time of up to two years after the spin-off, we will continue to share monitoring facilities with Tyco as we work to separate our security monitoring system from that of Tyco. In connection with the spin-off, we will also enter into a Monitoring Agreement with Tyco pursuant to which we will provide third-party monitoring services to certain of their customers and they will provide third-party monitoring services to certain of our customers for a period of time. See “Certain Relationships and Related Party Transactions—Agreements with Tyco—Monitoring Agreements” for a summary of this agreement. We may not be able to effect the spin-off of our operations and security monitoring system from Tyco as smoothly as anticipated, which may result in disruption to our ongoing business, distraction of management and an increase in our cost of operation.

Our historical and pro forma condensed combined financial data are not necessarily representative of the results we would have achieved as an independent, publicly-traded company and may not be a reliable indicator of our future results.

The historical and pro forma financial data we have included in this Information Statement may not reflect what our results of operations, financial condition and cash flows would have been had we been an independent, publicly-traded company during the periods presented or what our results of operations, financial condition and cash flows will be in the future when we are an independent company. This is primarily because:

•

Prior to our spin-off, our business was operated by Tyco as part of its broader corporate organization, rather than as an independent, publicly-traded company. In addition, prior to our spin-off, Tyco, or one of its affiliates, performed significant corporate functions for us, including tax and treasury administration and certain governance functions, including internal audit and external reporting. Our historical and pro forma financial statements reflect allocations of corporate expenses from Tyco for these and similar functions and may not reflect the costs we will incur for similar services in the future as an independent company. Furthermore, following the spin-off, we will also be responsible for the additional costs associated with being an independent, publicly-traded company, including costs related to corporate governance and external reporting.

•

Our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, historically have been satisfied as part of the company-wide cash management practices of Tyco. Following the completion of the spin-off, Tyco will not be providing us with funds to finance our working capital or other cash requirements. Without the opportunity to obtain financing from Tyco, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities or other arrangements.

•	Other significant changes may occur in our cost structure, management, financing and business operations as a result of our operating as a company separate from Tyco.

In addition, the pro forma financial data included in this Information Statement is based on the best information available, which in part includes a number of estimates and assumptions. These estimates and assumptions may prove not to be accurate, and accordingly, our pro forma financial data should not be assumed to be indicative of what our financial condition or results of operations actually would have been as a stand-alone company nor to be a reliable indicator of what our financial condition or results of operations actually may be in the future.

For additional information about our past financial performance and the basis of presentation of our financial statements, see “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto included in this Information Statement.

As an independent, publicly-traded company, we may not enjoy the same benefits that we did as a segment of Tyco.

There is a risk that, by separating from Tyco, we may become more susceptible to market fluctuations and other adverse events than we would have been if we were still a part of the current Tyco organizational structure. As part of Tyco, we have been able to enjoy certain benefits from Tyco’s operating diversity, purchasing power, available capital for investments and opportunities to pursue integrated strategies with Tyco’s other businesses. As an independent, publicly-traded company, we will not have similar diversity or integration opportunities and may not have similar purchasing power or access to capital markets.

Following our spin-off from Tyco, our capital structure and sources of liquidity will change significantly from our historical capital structure.

We have entered into a new unsecured senior revolving credit facility in the amount of $750 million and issued senior unsecured notes in an aggregate principal amount of $2.5 billion in connection with the spin-off. We also expect to have approximately $300 million of cash on hand at the time of the Distribution. As an independent, publicly-traded company, we will no longer participate in cash management and funding arrangements with Tyco. Instead, our ability to fund our capital needs will depend on our ongoing ability to generate cash from operations, and to access our borrowing facilities and capital markets, which is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control.

Certain of the contracts to be transferred or assigned to us contain provisions requiring the consent of a third party in connection with the transactions contemplated by the Distribution. If such consent is not given, we may not be entitled to the benefit of such contracts in the future.

Certain of the contracts to be transferred or assigned to us in connection with the Distribution and the internal transactions described below in this Information Statement contain provisions which require the consent of a third party to the internal transactions, the Distribution or both. If we are unable to obtain such consents on commercially reasonable and satisfactory terms, our ability to obtain the benefit of such contracts in the future may be impaired.

Our suppliers or other companies with whom we conduct business may need assurances that our financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them.

Some of our suppliers or other companies with whom we conduct business may need assurances that our financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them. Any failure of parties to be satisfied with our financial stability could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The ownership by our executive officers and some of our directors of common shares, options or other equity awards of Tyco or Tyco Flow Control may create, or may create the appearance of, conflicts of interest.

Because of their current or former positions with Tyco, substantially all of our executive officers, including our chief executive officer and some of our non-employee director nominees, own common shares of Tyco, options to purchase common shares of Tyco or other Tyco equity awards. Following Tyco’s distribution of Tyco Flow Control common shares to its shareholders, these officers and non-employee directors will own common shares, options to purchase common shares and other equity awards in Tyco and Tyco Flow Control. The individual holdings of common shares, options to purchase common shares or other equity awards of Tyco and Tyco Flow Control may be significant for some of these persons compared to their total assets. These equity interests may create, or appear to create, conflicts of interest when these directors and officers are faced with decisions that could benefit or affect the equity holders of Tyco or Tyco Flow Control in ways that do not benefit or affect us in the same manner.

We might not be able to engage in desirable strategic transactions and equity issuances following the Distribution because of restrictions relating to U.S. federal income tax requirements for tax-free distributions.

Our ability to engage in significant equity transactions could be limited or restricted after the Distribution in order to preserve, for U.S. federal income tax purposes, the tax-free nature of the Distribution by Tyco. Even if the Distribution otherwise qualifies for tax-free treatment under Section 355 of the Code, it may result in corporate-level taxable gain to Tyco and certain of its affiliates under Section 355(e) of the Code if 50% or more, by vote or value, of our shares or Tyco’s shares are acquired or issued as part of a plan or series of related transactions that includes the Distribution. Any acquisitions or issuances of our shares or Tyco’s shares within two years after the Distribution will generally be presumed to be part of such a plan, although we or Tyco may be able to rebut that presumption.

To preserve the tax-free treatment to Tyco of the Distribution, under the 2012 Tax Sharing Agreement, we expect that we will be prohibited from taking or failing to take any action that prevents the Distribution and related transactions from being tax-free. Further, for the two-year period following the Distribution, without obtaining the consent of Tyco and Tyco Flow Control, a private letter ruling from the IRS or an unqualified opinion of a nationally recognized law firm, we may be prohibited from:

•	approving or allowing any transaction that results in a change in ownership of more than 35% of our common shares when combined with any other changes in ownership of our shares,

•	redeeming equity securities,

•	selling or otherwise disposing of more than 35% of ADT’s assets, or

•	engaging in certain internal transactions.

These restrictions may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business. Moreover, we expect the 2012 Tax Sharing Agreement to also provide that we will be responsible for any taxes imposed on Tyco or any of its affiliates or on Tyco Flow Control or any of its affiliates as a result of the failure of the Distribution or the internal transactions to qualify for favorable treatment under the Code if such failure is attributable to certain actions taken after the Distribution by or in respect of us, any of our affiliates or our shareholders.

The spin-off might not be completed and the one-time and ongoing costs of the spin-off may be greater than we expected.

There are risks and uncertainties relating to the execution of the spin-off, including the timing and certainty of the completion of the internal reorganization prior to the Distribution and the timing and certainty of the satisfaction or waivers of the conditions to the Distribution. In addition, we and Tyco will incur costs in connection with the transition to being a stand-alone public company that relate primarily to accounting, tax, legal and other professional costs; financing costs in connection with refinancing Tyco’s outstanding indebtedness and obtaining our financing as a standalone company; compensation, such as modifications to certain incentive awards upon completion of the spin-off; recruiting and relocation costs associated with hiring our senior management personnel; and costs to separate information systems. These costs, whether incurred before or after the spin-off, may be greater than anticipated and could have a material adverse effect on our financial position, results of operations and cash flows.

Risks Relating to Our Common Stock and the Securities Market

There is no existing market for our common stock and we cannot be certain that an active trading market will develop or be sustained after the spin-off, and following the spin-off our stock price may fluctuate significantly.

There is currently no public market for our common stock. We intend to list our common stock on the NYSE. It is anticipated that before the distribution date for the spin-off, trading of shares of our common stock will begin on a “when-issued” basis and such trading will continue up to and including the distribution date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the spin-off or be sustained in the future. The lack of an active market may make it more difficult for you to sell our common stock and could lead to the price of our common stock being depressed or more volatile.

We cannot predict the prices at which our common stock may trade after the spin-off. The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•	our business profile and market capitalization may not fit the investment objectives of some Tyco shareholders and, as a result, these Tyco shareholders may sell our shares after the Distribution;

•	actual or anticipated fluctuations in our operating results due to factors related to our business;

•	success or failure of our business strategy;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	our ability to obtain third-party financing as needed;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the failure of securities analysts to cover our common stock after the spin-off;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	investor perception of our company;

•	natural or other disasters that investors believe may affect us;

•	overall market fluctuations;

•	results from any material litigation or government investigations;

•	changes in laws and regulations affecting our business; and

•	general economic conditions and other external factors.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of our common stock.

Investors may be unable to accurately value our shares.

Investors often value companies based on the stock prices and results of operations of other comparable companies. We believe that currently, no public company exists that is directly comparable to our size, scale and product offerings. For these reasons, investors may find it difficult to accurately value our common stock, which may cause our common stock to trade below our true value.

Substantial sales of common stock may occur in connection with the spin-off, which could cause our stock price to decline.

The shares of ADT common stock that Tyco distributes to its shareholders generally may be sold immediately in the public market. Although we have no actual knowledge of any plan or intention on the part of any significant shareholder to sell shares of our common stock following the spin-off, it is likely that some Tyco shareholders, possibly including some of our larger shareholders, will sell shares of our common stock received in the Distribution for various reasons such as if our business profile or market capitalization as an independent company does not fit their investment objectives. In particular, Tyco is a member of the S&P 500 Index, while we will not initially be and may not be in the future. Accordingly, certain Tyco shareholders may elect or be required to sell our shares following the spin-off due to investment guidelines or other reasons. The sales of significant amounts of our common stock or the perception in the market that this will occur may result in the lowering of the market price of our common stock.

We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.

We intend to pay quarterly dividends in an amount that approximates our proportionate share of the $1.00 per share annual dividend that Tyco currently pays to its shareholders, or approximately $0.50 per ADT share annually (based on a one for two distribution ratio). Whether our board of directors exercises its discretion to propose any dividends to holders of our common stock will depend on many factors, including our financial condition, earnings, capital requirements of our business, covenants associated with debt obligations, legal requirements, regulatory constraints, industry practice and other factors that our board of directors deems relevant. See “Description of Our Capital Stock—Common Stock.”

There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends. There can also be no assurance that the combined annual dividends on Tyco common shares, Tyco Flow Control common shares and our common stock, if any, will be equal to the annual dividends on Tyco common shares prior to the spin-off. Additionally, indebtedness that we have incurred in connection with the spin-off could have important consequences for holders of our common stock. If we cannot generate sufficient cash flow from operations to meet our debt-payment obligations, then our ability to pay dividends, if so determined by the board of directors, will be impaired and we may be required to attempt to restructure or refinance our debt, raise additional capital or take other actions such as selling assets, reducing or delaying capital expenditures or reducing our dividend. There can be no assurance, however, that any such actions could be effected on satisfactory terms, if at all, or would be permitted by the terms of our new debt or our other credit and contractual arrangements.

Your percentage ownership in ADT will be diluted in the future.

Your percentage ownership in ADT will be diluted in the future because of additional equity awards that we expect will be granted to our directors, officers and employees in the future. We intend to establish equity incentive plans that will provide for the grant of common stock-based equity awards to our directors, officers and other employees. In addition, we may issue equity as all or part of the consideration paid for acquisitions and strategic investments we may make in the future.

Provisions in our certificate of incorporation and by-laws and of Delaware law may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Our proposed certificate of incorporation and by-laws and Delaware law contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids more expensive to the acquiror and to encourage prospective acquirors to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include rules regarding how shareholders may present proposals or nominate directors for election at shareholder meetings and the right of our board of directors to issue preferred stock without shareholder approval.

Delaware law also imposes some restrictions on mergers and other business combinations between any holder of 15% or more of our outstanding common stock and us. For more information, see “Description of Our Capital Stock—Certain Provisions of Delaware Law, Our Certificate of Incorporation and By-laws.”

We believe these provisions protect our shareholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some shareholders and could delay or prevent an acquisition that our board of directors determines is not in the best interests of our company and our shareholders. Accordingly, in the event that our board of directors determines that a potential business combination transaction is not in the best interests of our company and our shareholders but certain shareholders believe that such a transaction would be beneficial to our company and our shareholders, such shareholders may elect to sell their shares in our company and the trading price of our common stock could decrease.

QUESTIONS AND ANSWERS ABOUT THE COMPANY AND THE SPIN-OFF

Set forth below are commonly asked questions and answers about the spin-off and the transactions contemplated thereby. You should read the section entitled “The Spin-Off” of this Information Statement for a more detailed description of the matters described below.

Q:	What is the spin-off?

A:	The spin-off is the Distribution and all other transactions required under the ADT Separation and Distribution agreement for the consummation of the separation of ADT from Tyco. The Distribution is the final step in the separation of ADT from Tyco, which will be accomplished through a series of transactions that will result in our shareholders owning the residential and small business security business in the United States and Canada which is currently operated by Tyco. The Distribution will be a pro rata distribution of our common stock by Tyco to holders of Tyco shares.

In addition, Tyco expects to separate its flow control business from Tyco through the Tyco Flow Control Distribution and immediately thereafter to effect the Merger, whereupon the businesses of Tyco Flow Control and Pentair will be combined. Information regarding the Tyco Flow Control Distribution and the Merger will be provided to Tyco shareholders in a separate prospectus. Our Distribution and the Tyco Flow Control Distribution are not cross-conditioned—either may occur without the other. However, we currently expect the Distribution and the Flow Control Distribution to occur simultaneously.

Q:	What is ADT?

A:	We are a newly-formed wholly-owned subsidiary of Tyco organized under the laws of Delaware. Following the spin-off, we will be an independent, publicly-traded company organized under the laws of Delaware operating the residential and small business security business in the United States and Canada formerly operated by Tyco.

Q:	What is the reason for the spin-off?

A:	Tyco’s board of directors has determined that the spin-off is in the best interests of Tyco and its shareholders because it will provide the following key benefits: (i) greater strategic focus of financial resources and management’s efforts, (ii) direct and differentiated access to capital resources, (iii) enhanced investor choice through investment opportunities in three separate entities, (iv) improved ability to use stock as an acquisition currency and (v) enhanced management incentive tools. See “The Spin-Off—Reasons for the Spin-Off.”

Q:	Why is the separation of ADT structured as a spin-off?

A:	Tyco believes that a tax-free distribution of our shares for Swiss withholding tax and, except for any cash received in lieu of fractional shares, U.S. federal income tax purposes is the most efficient way to separate our business from Tyco in a manner that will improve flexibility and benefit both Tyco and us and create long-term value for Tyco shareholders.

Q:	What will I receive in the spin-off?

A:	As a holder of Tyco common shares, you will receive a distribution of one share of our common stock for every two Tyco common shares held by you as of the record date for the Distribution. Your proportionate ownership interest in Tyco will not change as a result of the Distribution. For a more detailed description, see “The Spin-Off.”

Q:	What is being distributed in the spin-off?

A:

We estimate that approximately 229,861,164 shares of our common stock will be distributed to Tyco shareholders in the spin-off, based on the number of Tyco common shares outstanding on June 30, 2012. The actual number of our shares that are distributed will be determined based on the number of Tyco shares outstanding as of the record date for the Distribution. The shares of our common stock to be distributed by Tyco will constitute all of the issued and outstanding shares of our common stock immediately prior to the Distribution. For more information on the shares being distributed in the spin-off, see “Description of Our Capital Stock—Common Stock.”

Q:	What is the record date for the Distribution?

A:	Subject to Tyco shareholders approving the Distribution, record ownership will be determined as of 5:00 p.m., New York City time, on September 17, 2012, which we refer to as the record date.

Q:	When will the Distribution occur?

A:	The distribution date of the spin-off is expected to be September 28, 2012. We anticipate that the distribution date for the spin-off will be the same date as the distribution date for the Tyco Flow Control Distribution. We expect that it will take the distribution agent, acting on behalf of Tyco, up to three business days after the distribution date to fully distribute the shares of our common stock to Tyco shareholders.

Q:	Can Tyco decide to cancel the distribution of ADT common stock after the shareholders have approved that transaction if all the conditions have been met?

A:	No. Under Swiss law, the power and authority to authorize the distribution of a dividend falls within the sole competence of the shareholders of the relevant company acting pursuant to a shareholders’ meeting and may not be delegated to the company’s board of directors. However, in the event that any of the conditions to the Distribution have not been met by March 31, 2013, Tyco will have the ability to discontinue the Distribution.

Q:	What are the main conditions to the distribution of ADT common stock?

A:	The distribution of ADT common stock is subject to the satisfaction or waiver of a number of conditions, including that the SEC shall have declared effective our Registration Statement on Form 10, of which this Information Statement is a part, that our common shares shall have been accepted for listing on the NYSE, subject to official notice of issuance and that a number of tax rulings shall have been obtained and shall be in full force and effect at the time of the Distribution. See “The Spin-Off—Spin-Off Conditions and Termination” for a description of these and other conditions.

Q:	What will happen to the listing of Tyco shares?

A:	Nothing. Tyco shares will continue to be traded on the NYSE under the symbol “TYC.”

Q:	Will the spin-off affect the trading price of my Tyco common shares?

A:	Yes. We expect the trading price of Tyco common shares immediately following the Distribution to be lower than immediately prior to the Distribution because the trading price will no longer reflect the value of Tyco’s residential and small business security business in the United States and Canada, which is being spun-off through the distribution of shares of ADT common stock, and its flow control business, which is being spun-off through the distribution of Tyco Flow Control shares. Furthermore, until the market has fully analyzed the value of Tyco without its residential and small business security business in the United States and Canada and its flow control business, the price of Tyco common shares may fluctuate.

In addition, it is also anticipated that shortly before the record date and continuing up to and including the distribution date, there will be two markets in Tyco common shares: a “regular-way” market and an “ex-distribution” market. Tyco common shares that trade on the regular way market will trade with an entitlement to shares of ADT common stock and Tyco Flow Control common shares distributed pursuant to the Distributions. Shares that trade on the ex-distribution market will trade without an entitlement to shares of ADT common stock and Tyco Flow Control common shares distributed pursuant to the Distribution. See “The Spin Off—Trading Prior to the Distribution Date.”

Q:	What do I have to do to participate in the spin-off?

A:	Approval of certain matters required for the Distribution is being sought from the holders of Tyco common shares at a special general meeting of Tyco shareholders. In conjunction with the shareholder approval of the Distribution, Tyco shareholders will also be asked to approve the Tyco Flow Control Distribution, but approval of the Tyco Flow Control Distribution is not a condition to the Distribution. In connection with the special general meeting, the Tyco Proxy Statement is being distributed to Tyco’s shareholders. The Tyco Proxy Statement contains a proxy, the procedures for voting your Tyco shares and other details regarding the special general meeting being called to approve certain matters required for the Distribution. As a result, this Information Statement does not contain a proxy. Other than shareholder approval of the Distribution, no action will be required of Tyco shareholders to receive shares of ADT common stock, which means that (1) you will not be required to pay for the shares of ADT common stock that you receive in the Distribution, and (2) you do not need to surrender or exchange any Tyco common shares in order to receive shares of ADT common stock or to take any other action in connection with the spin-off.

Q:	What if I want to sell my Tyco common shares or my shares of ADT common stock?

A:	You should consult with your financial advisors, such as your stockbroker, bank or tax advisor. Neither Tyco nor ADT makes any recommendations on the purchase, retention or sale of Tyco common shares or the shares of ADT common stock to be distributed in the spin-off.

If you decide to sell any shares before the Distribution, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Tyco common shares or the shares of ADT common stock you will receive in the Distribution. If you sell your Tyco common shares in the “regular-way” market up to and including the distribution date, you will be selling your right to receive shares of ADT common stock in the Distribution and Tyco Flow Control common shares in the Tyco Flow Control Distribution. If you own Tyco common shares as of 5:00 p.m., New York City time on the record date and sell those shares on the “ex-distribution” market up to and including the distribution date, you will still receive the shares of ADT common stock and Tyco Flow Control common shares, that you would be entitled to receive in respect of the Tyco common shares you owned as of 5:00 p.m., New York City time on the record date. See “The Spin-Off—Trading Prior to the Distribution Date.”

Q:	How will Tyco distribute shares of our common stock?

A:	Holders of Tyco common shares as of the record date will receive shares of ADT common stock in book-entry form. See “The Spin-Off—Manner of Effecting the Spin-Off.”

Q:	How will fractional shares be treated in the spin-off?

A:	No fractional shares will be distributed in connection with the spin-off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to each Tyco shareholder who would otherwise have been entitled to receive a fractional share in the Distribution. See “The Spin-Off—Manner of Effecting the Spin-Off.”

Q:	What are the U.S. federal income tax consequences to me of the spin-off?

A:

Tyco has received a private letter ruling from the IRS to the effect that, for U.S. federal income tax purposes, the Distributions, except for cash received in lieu of fractional shares of our common stock or Tyco Flow Control common shares, will qualify as tax-free under Sections 355 and/or 361 of the Code. The private letter ruling also provides that certain internal transactions undertaken in anticipation of the Distributions will qualify for favorable treatment under the Code. In addition to obtaining the private letter ruling, Tyco expects to receive prior to the special meeting approving the Distribution an opinion from the law firm of McDermott Will & Emery LLP confirming the tax-free status of the Distributions for U.S. federal income tax purposes. The private letter ruling relies and the opinion will rely on certain facts and assumptions and certain representations and undertakings, provided by us, Tyco Flow Control and Tyco regarding the past and future conduct of our respective businesses and other matters. The receipt by Tyco of the opinion from McDermott Will & Emery LLP is a condition to effecting the spin-off.

Assuming that the Distribution qualifies under Section 355 of the Code, for U.S. federal income tax purposes no gain or loss will be recognized by a Tyco shareholder that is subject to U.S. federal income tax, and no amount will be included in the income of a shareholder that is subject to U.S. federal income tax, upon the receipt of our common shares pursuant to the Distribution. A Tyco shareholder that is subject to U.S. federal income tax generally will recognize gain or loss with respect to any cash received in lieu of a fractional share.

See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off” and “Risk Factors—Risks Relating to the Spin-Off—If the Distributions or certain internal transactions undertaken in anticipation of the spin-off are determined to be taxable for U.S. federal income tax purposes, we, our shareholders that are subject to U.S. federal income tax and/or Tyco could incur significant U.S. federal income tax liabilities” for more information regarding the potential tax consequences to you of the Distribution.

Each Tyco shareholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the Distribution to that shareholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Q:	How will I determine the tax basis I will have in the shares of ADT common stock I receive in the Distribution?

A:	Generally, for U.S. federal income tax purposes, your aggregate basis in the stock you hold in Tyco and the new ADT and Tyco Flow Control shares received in the Distributions (including any fractional share interests in ADT and Tyco Flow Control for which cash is received) will equal the aggregate basis of Tyco common shares held by you immediately before the Distributions. This aggregate basis will be allocated among your Tyco common shares and the ADT common stock and/or the Tyco Flow Control common shares that you receive in the distributions (including any fractional share interests in ADT and Tyco Flow Control for which cash is received) in proportion to the relative fair market value of each immediately following the Distributions. See the section entitled “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off” included elsewhere in this information statement for more information.

You should consult your tax advisor about how this allocation will work in your situation (including a situation where you have purchased Tyco shares at different times or for different amounts) and regarding any particular consequences of the Distribution to you, including the application of state, local and non-U.S. tax laws.

Q:	What are the Swiss withholding tax and income tax consequences to me of the spin-off?

A:	Generally, Swiss withholding tax of 35% is due on dividends and similar distributions to our and Tyco’s shareholders, regardless of the place of residency of the shareholder. As of January 1, 2011, distributions to shareholders out of qualifying contributed surplus accumulated on or after January 1, 1997 are exempt from Swiss withholding tax, if certain conditions are met (Kapitaleinlageprinzip). We have obtained a ruling from the Swiss Federal Tax Administration confirming that the Distribution qualifies as payment out of such qualifying contributed surplus and no amount will be withheld by Tyco when making the Distribution.

Shareholders who are not resident in Switzerland for tax purposes, who, during the respective taxation year, have not engaged in a trade or business carried on through a permanent establishment or fixed place of business situated in Switzerland for tax purposes and who are not subject to corporate or individual income taxation in Switzerland for any other reason will not be subject to any Swiss federal, cantonal or communal income tax on the Distribution including any cash received in lieu of a fractional share of our common stock.

Swiss resident individuals who hold their Tyco shares and, consequently, the entitlement to the Distribution, as private assets, will not be subject to any Swiss federal, cantonal or communal income tax on the Distribution out of the qualifying contributed surplus including any cash received in lieu of a fractional share of our common stock. Capital gains resulting from the sale or other disposition of Tyco Flow Control shares are not subject to Swiss federal, cantonal and communal income tax and, conversely, capital losses are not tax-deductible for Swiss Private Shareholders. Corporate and individual shareholders who are resident in Switzerland for tax purposes and corporate and individual shareholders who are not resident in Switzerland, and who, in each case, hold their Tyco shares and, consequently, the entitlement to the Distribution, as part of a trade or business carried on in Switzerland, in the case of corporate and individual shareholders not resident in Switzerland, through a permanent establishment or fixed place of business situated in Switzerland for tax purposes, will be subject to Swiss federal, cantonal and communal income tax on the Distribution out of the qualifying contributed surplus including any cash received in lieu of a fractional share of our common stock, to the extent that the participation income cannot be reduced by a respective depreciation on the investment in Tyco and/or where the participation relief (Beteiligungsabzug) is not applicable.

For more information regarding the potential tax consequences to you of the spin-off, see “The Spin-Off—Material Swiss Tax Consequences of the Spin-Off” and “Risk Factors—Risks Relating to the Spin-Off—If the Distribution is determined to be taxable for Swiss withholding tax purposes, we and Tyco could incur significant Swiss withholding tax liabilities.”

Q:	Does ADT intend to pay cash dividends?

A:	We intend to pay quarterly dividends in an amount that approximates our proportionate share of the $1.00 per share annual dividend that Tyco currently pays to its shareholders, or approximately $0.50 per ADT share annually (based on a one for two distribution ratio. See “Dividend Policy.”

Q:	How will ADT common stock trade?

A:	Currently, there is no public market for our common stock. We intend to list our common stock on the NYSE under the symbol “ADT.”

We anticipate that trading will commence on a “when-issued” basis on or shortly prior to the record date and before the distribution date. When-issued trading in the context of a spin-off refers to a transaction effected on or before the distribution date and made conditionally because the securities of the spun-off entity have not yet been distributed. When-issued trades generally settle within four trading days of the distribution date. On the first trading day following the distribution date, any when-issued trading in respect of our common stock will end and “regular-way” trading will begin. Regular-way trading refers to trading after the security has been distributed and typically involves a trade that settles on the third full trading day following the date of the sale transaction. See “The Spin-Off—Trading Prior to the Distribution Date.” We cannot predict the trading prices for our common stock before or after the distribution date.

Q:	Do I have appraisal rights?

A:	No. Holders of Tyco common shares are not entitled to appraisal rights in connection with the spin-off.

Q:	Who is the transfer agent for ADT common stock?

A:	Wells Fargo Shareowner Services will serve as the transfer agent for ADT common stock.

Q:	Are there risks associated with owning ADT common stock?

A:	Our business is subject to both general and specific risks and uncertainties relating to our business. Our business is also subject to risks relating to the spin-off. Following the spin-off, we will also be subject to risks relating to being an independent, publicly-traded company. Accordingly, you should read carefully the information set forth in the section entitled “Risk Factors” beginning on page 11 of this Information Statement.

Q:	Where can I get more information?

A:	If you have any questions relating to the mechanics of the Distribution, you should contact the distribution agent at:

Before the spin-off, if you have any questions relating to the Distribution, you should contact Tyco at:

Tyco International Ltd.

Investor Relations

9 Roszel Road

Princeton, NJ 08540

Tel: (609) 720-4333

Fax: (609) 720-4603

www.tyco.com

After the spin-off, if you have any questions relating to ADT, you should contact us at:

The ADT Corporation

Investor Relations

1501 Yamato Road

Boca Raton, Florida 33431

Tel: (561) 322-4958

Fax: (561) 988-3719

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Information Statement contains certain “forward-looking statements” regarding business strategies, market potential, future financial performance and other matters. Words such as “anticipates,” “estimates,” “expects,” “projects,” “forecasts,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. These forward-looking statements are based on management’s current expectations and beliefs about future events. As with any projection or forecast, they are inherently susceptible to uncertainty and changes in circumstances. Except for our ongoing obligations to disclose material information under the U.S. federal securities laws, neither we nor Tyco are under any obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements whether as a result of such changes, new information, subsequent events or otherwise.

Various factors could adversely affect our operations, business or financial results in the future and cause our actual results to differ materially from those contained in the forward-looking statements, including those factors discussed in detail in “Risk Factors” beginning on page 11 of this Information Statement. Our actual results could differ materially from management’s expectations because of these factors, including:

•	competition in the markets we serve, including new entrants in these markets;

•	our ability to develop or acquire new technology;

•	failure to maintain the security of our information and technology networks;

•	allegations that we have infringed the intellectual property rights of third parties;

•	unauthorized use of our brand name;

•	risks associated with Tyco’s ownership of the ADT® brand name outside of the United States and Canada

•	failure to enforce our intellectual property rights;

•	our dependence on certain software technology that we license from third parties;

•	failure or interruption in products or services of third-party providers;

•	our greater exposure to liability for employee acts or omissions or system failures;

•	an increase in the rate of customer attrition;

•	downturns in the housing market and consumer discretionary income;

•	risks associated with our non-compete and non-solicit arrangements with Tyco;

•	entry of potential competitors upon the expiration of non-competition agreements;

•	shifts in consumers’ choice of, or telecommunication providers’ support for, telecommunication services and equipments;

•	interruption to our monitoring facilities;

•	interference with our customer’s access to some of our products and services through the Internet by broadband service providers;

•	potential impairment of our deferred tax assets;

•	changes in U.S. and non-U.S. governmental laws and regulations;

•	risks associated with acquiring and integrating customer accounts;

•	potential loss of authorized dealers and affinity marketing relationships;

•	failure to realize expected benefits from acquisitions;

•	risks associated with pursuing business opportunities that diverge from our current business model;

•	potential liabilities for obligations of The Brink’s Company under the Coal Act;

•	other capital market conditions, including availability of funding sources;

•	failure to fully realize expected benefits from the spin-off; and

•	difficulty in operating as an independent public company separate from Tyco.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this Information Statement. If one or more of these or other risks or uncertainties materialize or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by our forward-looking statements. The forward-looking statements included in this Information Statement are made only as of the date of this Information Statement, and we undertake no obligation to publicly update or review any forward-looking statement made by us or on our behalf, whether as a result of new information, future developments, subsequent events or circumstances or otherwise.

THE SPIN-OFF

General

Tyco regularly reviews and evaluates the various businesses that it conducts and the fit that these businesses have within its overall business and growth strategies to help ensure that its resources are being put to use in a manner that is in the best interests of Tyco and its shareholders.

On September 19, 2011, Tyco announced its plan to spin-off its residential and small business security business in the United States and Canada and flow control business into separate independent, publicly-traded companies, to be accomplished by means of a pro rata dividend to Tyco’s shareholders. Following the Distributions, Tyco will cease to own any equity interest in us (and in the flow control business), and we will operate as an independent, publicly traded company. This Information Statement does not include information relating to the spin-off of Tyco’s flow control business or the Merger, which are described in further detail under a separate registration statement on Form 10 filed by Tyco Flow Control International Ltd., the holding company for the flow control business (and on the Information Statement included therein).

On September 28, 2012, the planned distribution date, each shareholder holding Tyco common shares that were outstanding as of the record date will be entitled to receive, in respect of each such Tyco common share, 0.5 shares of ADT common stock, as described below. Immediately following the Distribution, Tyco’s shareholders will own all of the outstanding common stock of ADT. You will not be required to make any payment, surrender or exchange your common shares of Tyco or take any other action to receive your shares of ADT common stock.

The distribution of shares of our common stock as described in this Information Statement is subject to the satisfaction of certain conditions. For a more detailed description of these conditions, see “—Spin-Off Conditions and Termination.”

Reasons for the Spin-Off

Tyco’s board of directors has determined that the spin-off is in the best interests of Tyco and its shareholders because it will provide the following key benefits: (i) greater strategic focus of financial resources and management’s efforts, (ii) direct and differentiated access to capital resources, (iii) enhanced investor choice through investment opportunities in three separate entities, (iv) improved ability to use stock as an acquisition currency and (v) enhanced management incentive tools.

Greater Strategic Focus of Financial Resources and Management’s Efforts. Our business historically exhibited different financial and operating characteristics than Tyco’s other businesses. In particular, unlike Tyco’s commercial fire and security business and its flow control business, our business is largely a subscriber-based business with very different capital requirements and operating characteristics from traditional manufacturing and contracting businesses. As a result, our financial results tend to be more consistent from period to period than the financial results of Tyco’s commercial fire and security business and its flow control businesses. In addition, unlike the flow control and commercial fire and security businesses, we generate substantially all of our revenue from the United States and Canada. Owing to these and other factors, we and Tyco’s other businesses employ different capital expenditure and acquisition strategies. Consequently, Tyco has determined that its current structure may not be optimized to design and implement the distinct strategies necessary to operate its businesses in a manner that maximizes the long-term value of each business. We and Tyco believe that our respective management resources would be more efficiently utilized if Tyco’s management concentrated solely on the commercial fire and security business and our management concentrated solely on our business.

Both Tyco and we expect to more efficiently use management and financial resources as a result of having board and management teams solely focused on our respective businesses. We believe the spin-off will allow us to better align our management’s attention, compensation and resources to pursue opportunities in the markets that we serve and to manage our cost structure more actively. Tyco similarly expects to benefit from its management’s ability to focus on the operation of its businesses.

Direct and Differentiated Access to Capital Resources. After the spin-off, we will no longer need to compete with Tyco’s other businesses for capital resources. As a subscriber-based business with operations in the United States and Canada, our businesses’ financial and operating characteristics differ from most of Tyco’s other businesses. ADT’s subscriber-based business requires a significant amount of capital to grow each year. In order for ADT to fund these capital needs it requires a higher debt level than the other businesses. Both Tyco and we believe that direct and differentiated access to capital resources will allow us to better optimize the amounts and terms of the capital needed for our respective businesses, aligning financial and operational characteristics with investor and market expectations. Tyco’s management also believes that as a stand-alone company we will attract investors who are interested in the unique characteristics of our business.

Enhanced Investor Choices by Offering Investment Opportunities in Separate Entities. We believe that after the spin-off, investors will be better positioned to evaluate our financial performance and strategy within the context of our markets and peer groups and that this will enhance the likelihood that we achieve an appropriate market valuation. Tyco’s management and financial advisors believe that our investment characteristics may appeal to types of investors who differ from Tyco’s current investors. We expect that, as a result of the spin-off, our management will be better positioned to implement goals and evaluate strategic opportunities in light of investor expectations within the context of the markets we serve.

Improved Ability to Use Stock as an Acquisition Currency. Although we are not currently evaluating any acquisitions involving the use of our stock, the spin-off will enable us to use our stock as currency to pursue certain financial and strategic objectives, including acquisitions. We expect that we will be able to more easily facilitate potential future transactions with similar businesses through the use of our stand-alone stock as consideration.

Improved Management Incentive Tools. We expect to use our equity to compensate current and future employees. It is more difficult for multi-business conglomerates such as Tyco to structure equity incentives that reward managers in a manner directly related to the performance of their respective business units. By granting stock linked to a specific business, we will be able to offer our managers equity compensation that is linked more directly to their work product than Tyco’s current equity compensation.

In determining whether to effect the spin-off, the board of directors of Tyco also considered the costs and risks associated with the transaction, including:

•

Potential costs and disruptions to the businesses as a result of the spin-off: Some of our current and prospective customers and suppliers may not believe that our financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing business with us. If our customers, prospective customers or suppliers are not satisfied with our financial stability we may not be successful in obtaining new business or retaining existing business.

•

Risks of being unable to achieve the benefits expected from the spin-off: By separating from Tyco, we may become more susceptible to, among other things, market fluctuations and other adverse events; actual or anticipated fluctuations in our operating results due to factors related to our business; and competitive pressures from new or existing competitors.

•

Increased significance of certain costs and contingent liabilities. Certain costs and contingent liabilities that were otherwise less material to Tyco as a whole will be more material for us as a stand-alone company.

•

The decreased capital available for investment: We have historically relied upon Tyco for working capital requirements on a short-term basis and for other financial support functions. After the spin-off, we will not be able to rely on Tyco’s earnings, assets or cash flows, and we will be responsible for servicing our own debt and maintaining sufficient working capital.

•

The potential effect of the spin-off on the anticipated credit ratings of the separated companies and risks associated with refinancing Tyco’s debt: Given our smaller size relative to Tyco, after the spin-off we may incur higher debt servicing costs on our new indebtedness than we would have incurred as a subsidiary of Tyco and we may not have access to less expensive sources of capital from short-term debt markets.

•

The reaction of Tyco’s shareholders to the spin-off: The market price of our common stock may fluctuate widely, depending on many factors, many of which will be beyond our control, including the sale of shares of our common stock by Tyco shareholders after the Distribution because our business profile and market capitalization may not fit their investment objectives. In particular, Tyco is a member of the S&P 500 Index, while we initially will not be and may not be added in the future. Accordingly, certain Tyco shareholders may elect or be required to sell our shares following the spin-off due to investment guidelines or other reasons, leading to turnover in our investor base and stock price volatility.

•

The potential loss of purchasing power and higher cost structure: As a current part of Tyco, we take advantage of Tyco’s size and purchasing power in procuring certain goods, services and other resources, such as health care benefits, computing and communications equipment and intellectual property licenses. After the spin-off, as a separate, independent entity, we may be unable to obtain these goods, services and technologies at prices or on terms as favorable to us as those we obtained prior to the Distribution. Our costs for functions previously performed by or paid for by Tyco, such as accounting, tax, legal, human resources and other general and administrative functions, may be higher than the amounts reflected in our financial statements, which could cause our profitability to decrease.

•

The risk that the plan of separation might not be completed and the one-time and ongoing costs of the spin-off may be greater than expected: There are risks and uncertainties relating to the execution of the spin-off, including the timing and certainty of the completion of the internal reorganization prior to the Distribution. In addition, we and Tyco will incur costs in connection with the transition to being a stand-alone public company that relate primarily to accounting, tax, legal and other professional costs; financing costs in connection with refinancing Tyco’s outstanding indebtedness and obtaining our financing as a standalone company; compensation, such as modifications to certain incentive awards upon completion of the spin-off; recruiting and relocation costs associated with hiring our senior management personnel; and costs to separate information systems. These costs, whether incurred before or after the spin-off, may be greater than anticipated and could cause our profitability to decrease.

In view of the wide variety of factors considered in connection with the evaluation of the spin-off and the complexity of these matters, Tyco’s board of directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered.

Tyco’s board of directors will receive prior to the special general meeting of shareholders to approve the Distribution an opinion from Duff & Phelps to the effect that Tyco, Tyco Flow Control and ADT will each be solvent and adequately capitalized immediately after the spin-off.

Interests of ADT Directors and Officers in the Spin-off

ADT directors and officers receive compensation for their services in such capacities. See “Compensation of Directors” and “Compensation of Executive Officers.” In addition, certain equity awards with respect to Tyco common shares have been granted to various employees in Tyco’s residential and small business security business in the United States and Canada who will become officers and employees of ADT following the spin-off. In connection with the spin-off, these equity awards will be adjusted to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under such awards. See “Compensation of Executive Officers—Treatment of Outstanding Options, Restricted Stock Units, Performance Share Units and Deferred Stock Units.” ADT’s directors and officers have no other interests in the spin-off.

Manner of Effecting the Spin-Off

Each Tyco common share outstanding as of September 17, 2012, the record date for the Distribution, will entitle its holder to 0.5 shares of ADT common stock. Tyco will not distribute any fractional shares to its shareholders. Instead, a distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices, net of brokerage fees and other costs, and distribute the aggregate net cash proceeds of the sales pro rata, based on the fractional share such holder would otherwise be entitled to receive, to each holder who otherwise would have been entitled to receive a fractional share in the Distribution.

The aggregate net cash proceeds of these sales generally will be taxable for U.S. federal income tax purposes but will not be subject to Swiss withholding tax. See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off” and “The Spin-Off—Material Swiss Tax Consequences of the Spin-Off” for an explanation of the tax consequences of the Distribution. If you physically hold certificates for Tyco common shares and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. We estimate that it will take approximately      days from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your Tyco common shares through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds. Shareholders should consult their bank or broker for further detail.

Tyco expects to distribute shares of our common stock on September 28, 2012, the planned distribution date. Wells Fargo Shareowner Services will serve as transfer agent and registrar for our common stock.

If you own Tyco common shares which were outstanding as of 5:00 p.m., New York City time on the record date, the shares of ADT common stock that you are entitled to receive in the Distribution will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording share ownership when no physical share certificates are issued to shareholders, as is the case in this distribution. If you sell common shares of Tyco in the “regular-way” market up to and including the distribution date, you will be selling your right to receive shares of our common stock in the Distribution.

Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your common shares of Tyco and you are the registered holder of the Tyco shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of our common shares that have been registered in book-entry form in your name.

Most Tyco shareholders hold their common shares of Tyco through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your Tyco common shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of ADT common stock that you are entitled to receive in the Distribution. If you have any questions concerning the mechanics of having shares held in “street name,” we encourage you to contact your bank or brokerage firm.

Results of the Spin-Off

After our spin-off from Tyco, we will be an independent, publicly-traded company. Immediately following the Distribution, we expect to have approximately 25,350 shareholders of record (which excludes beneficial owners whose shares are held by bank or brokerage firms in “street name”), based on the number of registered holders of Tyco common shares on June 30, 2012, and approximately 230 million shares of outstanding common stock. The actual number of shares to be distributed will be determined on the record date on the basis of all outstanding shares entitled to receive dividends. The Distribution will not affect the number of outstanding common shares of Tyco or any rights of Tyco’s shareholders.

We have entered into the Tyco Flow Control Separation and Distribution Agreement. Shortly before the Distribution, we will enter into the ADT Separation and Distribution Agreement and other agreements with Tyco and Tyco Flow Control to effect the Distribution and provide a framework for our relationships with Tyco and Tyco Flow Control after the Distribution. These agreements will govern the relationships among Tyco, Tyco Flow Control and us subsequent to the completion of the spin-off and provide for the allocation between Tyco, Tyco Flow Control and us of Tyco’s assets, liabilities and obligations attributable to periods prior to our spin-off from Tyco. For a more detailed description of these agreements, see “Certain Relationships and Related Party Transactions—Agreements with Tyco.”

Material U.S. Federal Income Tax Consequences of the Spin-Off

The following is a summary of the material U.S. federal income tax consequences to Tyco and to the holders of Tyco common shares in connection with the spin-off. This summary is based on the Code, the Treasury Regulations promulgated thereunder and judicial and administrative interpretations thereof, in each case as in effect and available as of the date of this Information Statement and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

This summary is limited to holders of Tyco common shares that are U.S. Holders, as defined immediately below. A U.S. Holder is a beneficial owner of Tyco common shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a U.S. trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

This summary also does not discuss all tax considerations that may be relevant to shareholders in light of their particular circumstances, nor does it address the consequences to shareholders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	persons who acquired Tyco common shares pursuant to the exercise of employee stock options or otherwise as compensation;

•	shareholders who own, or are deemed to own, at least 10% or more, by voting power or value, of Tyco equity;

•	holders owning Tyco common shares as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or long-term residents of the United States;

•	holders who are subject to the alternative minimum tax; or

•	persons that own Tyco common shares through partnerships or other pass-through entities.

This summary does not address the U.S. federal income tax consequences to Tyco shareholders who do not hold Tyco common shares as a capital asset. Moreover, this summary does not address any state, local or non-U.S. tax consequences or any estate, gift or other non-income tax consequences.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Tyco common shares, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the tax consequences of the Distribution.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE DISTRIBUTION.

Tyco has received a private letter ruling from the IRS to the effect that, for U.S. federal income tax purposes, the Distribution, except for cash received in lieu of fractional shares of our common stock, will qualify as tax-free under Section 355 of the Code. The private letter ruling also provides that certain internal transactions undertaken in anticipation of the Distribution will qualify for favorable treatment under the Code.

In addition to obtaining the private letter ruling, Tyco expects to receive prior to the special meeting approving the Distribution an opinion from the law firm of McDermott Will & Emery LLP confirming the tax-free status of the Distribution for U.S. federal income tax purposes. The receipt by Tyco of the private letter ruling from the IRS) (including that such ruling shall be in full force and effect at the time of the Distribution) and the opinion from McDermott Will & Emery LLP are conditions to effecting the spin-off.

Assuming the Distribution qualifies under Section 355 of the Code, for U.S. federal income tax purposes:

•	no gain or loss will be recognized by Tyco as a result of the Distribution;

•	no gain or loss will be recognized by, or be includible in the income of, a holder of Tyco common shares, solely as a result of the receipt of our common stock in the Distribution;

•

the aggregate tax basis of the Tyco common shares, the Tyco Flow Control common shares and shares of our common stock in the hands of Tyco’s shareholders immediately after the Distributions will be the same as the aggregate tax basis of the Tyco common shares held by the holder immediately before the Distributions, allocated among the Tyco common shares, the Tyco Flow Control common shares and shares of our common stock, including any fractional share interest for which cash is received, in proportion to their relative fair market values on the date of the Distributions;

•

the holding period of shares of our common stock received by Tyco’s shareholders, including any fractional share interest for which cash is received, will include the holding period of their Tyco common shares, provided that such Tyco common shares are held as a capital asset on the date of the Distribution; and

•

a Tyco shareholder who receives cash in lieu of a fractional share of our common stock in the Distribution will be treated as having sold such fractional share for cash and generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and such shareholder’s adjusted tax basis in the fractional share. That gain or loss will be a long-term capital gain or loss if the shareholder’s holding period for its Tyco common shares exceeds one year.

Although the private letter ruling generally is binding on the IRS, it is based on certain facts and assumptions, and certain representations and undertakings, from us, Tyco Flow Control and Tyco that certain conditions that are necessary to obtain tax-free treatment under the Code have been satisfied. Furthermore, the IRS will not rule on whether a distribution satisfies certain requirements necessary to obtain tax-free treatment under the Code. Rather, the private letter ruling is based on representations by Tyco, Tyco Flow Control and us that these conditions have been or will be satisfied, and any inaccuracy in such representations could invalidate the ruling. The opinion that Tyco expects to receive from McDermott Will & Emery LLP will address all of the requirements necessary for the Distribution to qualify under Section 355 of the Code, including those on which the IRS will not rule, and will be based on certain facts and assumptions, and certain representations and undertakings, provided by us, Tyco Flow Control and Tyco. If any of these facts, representations, assumptions or undertakings is not correct or has been violated, the private letter ruling could be revoked retroactively or modified by the IRS, and the ability to rely on the opinion of counsel could be jeopardized. We are not aware of any facts or circumstances, however, that would cause these facts, representations or assumptions to be untrue or incomplete, or that would cause any of these undertakings to fail to be complied with, in any material respect.

If, notwithstanding the conclusions included in the private letter ruling and the opinion, it is ultimately determined that the Distribution does not qualify as tax-free for U.S. federal income tax purposes, then Tyco would recognize gain in an amount equal to the excess of the fair market value of our common stock distributed to Tyco shareholders on the date of the Distribution over Tyco’s tax basis in such shares, but such gain, if recognized, generally would not be subject to U.S. federal income tax.

In addition, if the Distribution were not to qualify as tax-free for U.S. federal income tax purposes, each Tyco shareholder that is subject to U.S. federal income tax and who receives shares of our common stock in the Distribution could be treated as receiving a taxable distribution in an amount equal to the fair market value of such shares. You could be taxed on the full value of the shares of our common stock that you receive, which generally would be treated first as a taxable dividend to the extent of Tyco’s earnings and profits, then as a non-taxable return of capital to the extent of each shareholder’s tax basis in his, her or its Tyco common shares, and thereafter as capital gain with respect to any remaining value.

Even if the Distribution otherwise qualifies for tax-free treatment under Section 355 of the Code, it may result in corporate-level gain to Tyco and certain of its affiliates under Section 355(e) of the Code if 50% or more, by vote or value, of our common stock or Tyco’s common shares are acquired or issued as part of a plan or series of related transactions that includes the Distribution. For this purpose, any acquisitions or issuances of Tyco’s common shares within two years before the Distribution and any acquisitions or issuances of our common stock or Tyco’s common shares within two years after the Distribution generally are presumed to be part of such a plan, although we or Tyco may be able to rebut that presumption. We are not aware of any acquisitions or issuances of Tyco’s common shares within the two years before the date of the Distribution (up through the date of this Form 10) that would be considered to occur as part of a plan or series of related transactions that includes the Distribution. If an acquisition or issuance of our shares or Tyco’s shares triggers the application of Section 355(e) of the Code, Tyco would recognize taxable gain as described above, but such gain generally would not be subject to U.S. federal income tax. However, certain of our subsidiaries or affiliates or subsidiaries or affiliates of Tyco could incur significant U.S. federal income tax liabilities as a result of the application of Section 355(e) of the Code.

If, notwithstanding the conclusions included in the private letter ruling, it is ultimately determined that certain internal transactions undertaken in anticipation of the Distribution do not qualify for favorable treatment under the Code, we or Tyco could incur significant tax liabilities.

Tyco’s shareholders that have acquired different blocks of Tyco common shares at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, shares of our common stock distributed with respect to such blocks of Tyco common shares.

We do not believe that our shares will constitute “United States real property interests” for purposes of the Foreign Investment in Real Property Act (“FIRPTA”) provisions of the Code as of the date of the Distribution. Because Tyco is a “foreign person” for purposes of FIRPTA, however, Tyco must provide certain certifications to its shareholders who receive our stock in the Distribution to avoid the imposition of a withholding obligation on such shareholders. Tyco will provide such certifications in the form and manner prescribed by the IRS.

Material Swiss Tax Consequences of the Spin-Off

Scope of Discussion

This discussion does not generally address any aspects of Swiss taxation other than federal, cantonal and communal income taxation, federal withholding taxation and federal stamp duty. This discussion is not a complete analysis or listing of all of the possible tax consequences of the Distribution and does not address all tax considerations that may be relevant to you. Special rules that are not discussed in the general descriptions below may also apply to you.

This discussion is based on the laws of the Confederation of Switzerland, including the Federal Income Tax Act of 1990, the Federal Harmonization of Cantonal and Communal Income Tax Act of 1990, The Federal Withholding Tax Act of 1965 and the Federal Stamp Duty Act of 1973, as amended, which we refer to as the “Swiss tax law,” existing and proposed regulations promulgated thereunder, published judicial decisions and administrative pronouncements, each as in effect on the date of this Information Statement or with a known future effective date. These laws may change, possibly with retroactive effect.

For purposes of this discussion, a “Swiss holder” is any beneficial owner of shares that for Swiss federal income tax purposes is:

•

an individual resident of Switzerland or otherwise subject to Swiss taxation under article 3, 4 or 5 of the Federal Income Tax Act of 1990, as amended, or article 3 or 4 of the Federal Harmonization of Cantonal and Communal Income Tax Act of 1990, as amended;

•

a corporation or other entity taxable as a corporation organized under the laws of the Switzerland under article 50 or 51 of the Federal Income Tax Act of 1990, as amended, or article 20 or 21 of the Federal Harmonization of Cantonal and Communal Income Tax Act of 1990, as amended; or

•	an estate or trust, the income of which is subject to Swiss income taxation regardless of its source.

A “non-Swiss holder” of shares is a holder that is not a Swiss holder. For purposes of this summary, “holder” or “shareholder” means either a Swiss holder or a non-Swiss holder or both, as the context may require.

You are advised to consult your own tax advisers in light of your particular circumstances as to the Swiss tax laws, regulations and regulatory practices that could be relevant for you in connection with the Distribution.

Swiss Withholding Tax—Distribution to Shareholders

Generally, Swiss withholding tax of 35% is due on dividends and similar distributions to our and Tyco’s shareholders, regardless of the place of residency of the shareholder. As of January 1, 2011, distributions to shareholders out of qualifying contributed surplus (Kapitaleinlage) accumulated on or after January 1, 1997 are exempt from Swiss withholding tax (Kapitaleinlageprinzip), if certain conditions are met. We have obtained a ruling from the Swiss Federal Tax Administration confirming that Tyco’s contributed surplus in the amount of CHF 38,380,489,155 as of September 24, 2010 (reduced to CHF 37,037,568,207 as of February 23, 2012) represents such qualifying contributed surplus accumulated after January 1, 1997. We have obtained a second ruling from the Swiss Federal Tax Authorities confirming that the Distribution qualifies as payment out of such qualifying contributed surplus and no amount will be withheld by Tyco when making the Distribution up to the amount of such qualified contributed surplus.

Swiss Federal, Cantonal and Communal Individual Income Tax and Corporate Income Tax

Non-Swiss Holders

Non-Swiss holders will not be subject to any Swiss federal, cantonal and communal income tax on the Distribution.

Swiss Private Holders and Swiss Commercial Holders

Swiss resident individuals who hold their Tyco shares and, consequently, the entitlement to the Distribution, as private assets (“Swiss Private Shareholders”) are not required to include the Distribution in their personal income tax return. Based on Swiss tax law, the Distribution corresponds to the repayment of the contributed surplus and should not be subject to Swiss federal, cantonal or communal individual income tax. Capital gains resulting from the sale or other disposition of shares of ADT common stock are not subject to Swiss federal, cantonal and communal income tax and, conversely, capital losses are not tax-deductible for Swiss Private Shareholders. Special rules may apply to Swiss resident individuals who hold Tyco shares and, consequently, the entitlement to the Distribution, as private assets and transfer—alone or together with other shareholders—5% or more into a personal (partially) owned corporation or if a shareholder sells alone or together with other shareholders more than 20% of the shares out of his private assets to a buyer who owns the shares as business assets.

Corporate and individual shareholders who hold their Tyco shares and, consequently, the entitlement to the Distribution, as part of a trade or business carried on in Switzerland (or, in the case of corporate and individual shareholders not resident in Switzerland, through a permanent establishment or fixed place of business situated in Switzerland for tax purposes) (“Swiss Commercial Shareholders”) will be subject to Swiss federal, cantonal and communal income tax on the Distribution, including any cash received in lieu of a fractional share of our common stock, to the extent that the participation income cannot be reduced by a respective depreciation on the investment in Tyco and/or where the participation relief (Beteiligungsabzug) is not applicable. In addition, a gain or loss realized on the sale or other disposition of rights must be recognized in such shareholder’s income statement for the respective taxation period and such shareholders will be subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings for such taxation period, unless a participation exemption is applicable. The same taxation treatment also applies to Swiss-resident private individuals who, for income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealing or leveraged investments in shares and other securities. Only Swiss Commercial Shareholders who are corporate taxpayers may be eligible for a participation relief (Beteiligungsabzug) in respect of the Distribution if the Tyco shares held by them as part of a Swiss business have an aggregate market value of at least CHF 1 million. In addition, Swiss Commercial Shareholders who are corporate taxpayers may be eligible for a participation relief (Beteiligungsabzug) in respect of a potential gain realized on the sale or other disposition of the shares of ADT common stock if the selling price of the shares of ADT common stock held by them as part of a Swiss business exceeds their investment cost, the shares were held for at least one year and account for at least 10% of the total shares in ADT.

Swiss Cantonal and Communal Private Wealth Tax and Capital Tax

Non-Swiss holders are not subject to Swiss cantonal and communal private wealth tax or capital tax.

Swiss Private Shareholders and Swiss Commercial Shareholders who are individuals are required to report their Tyco shares and shares of ADT common stock as part of private wealth or their Swiss business assets, as the case may be, and will be subject to Swiss cantonal and communal private wealth tax on any net taxable wealth (including Tyco shares and shares of ADT common stock).

Swiss Commercial Shareholders are subject to Swiss cantonal and communal capital tax on taxable capital to the extent the aggregate taxable capital is allocable to Switzerland.

Listing and Trading of Our Common Stock

As of the date of this Information Statement, we are a wholly-owned subsidiary of Tyco. Accordingly, there is currently no public market for our common stock, although a “when-issued” market in our common stock may develop prior to the Distribution. See “The Spin-Off—Trading Prior to the Distribution Date” below for an explanation of a “when-issued” market. We intend to list our shares of common stock on the NYSE under the symbol “ADT.” Following the spin-off, Tyco common shares will continue to trade on the NYSE under the symbol “TYC.”

Neither we nor Tyco can assure you as to the trading price of Tyco common shares or our common stock after the spin-off, or as to whether the combined trading prices of our common stock and Tyco common shares after the spin-off will be less than, equal to or greater than the trading prices of Tyco common shares prior to the spin-off. The trading price of our common stock may fluctuate significantly following the spin-off. See “Risk Factors—Risks Relating to Our Common Stock and the Securities Market” beginning on page 29 of this Information Statement for more detail.

The shares of ADT common stock distributed to Tyco shareholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the spin-off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for U.S. federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their shares of ADT common stock only pursuant to an effective registration statement under the U.S. Securities Act of 1933, as amended (which we refer to in this Information Statement as the Securities Act), or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(1) of the Securities Act or Rule 144 thereunder.

Trading Prior to the Distribution Date

It is anticipated that shortly before the record date and continuing up to and including the distribution date, there will be a “when-issued” market in our common stock. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The when-issued trading market will be a market for ADT common stock that will be distributed to Tyco shareholders on the distribution date. If you own Tyco common shares as of 5:00 p.m., New York City time on the record date, you will be entitled to shares of ADT common stock distributed pursuant to the spin-off. You may trade this entitlement to shares of ADT common stock, without the Tyco common shares you own, on the when-issued market. On the first trading day following the distribution date, we expect when-issued trading with respect to our common stock will end and regular-way trading will begin.

Following the distribution date, we expect ADT common stock to be listed on the NYSE under the trading symbol “ADT.” We will announce our when-issued trading symbol when and if it becomes available.

It is also anticipated that shortly before the record date and continuing up to and including the distribution date, there will be two markets in Tyco common shares: a “regular-way” market and an “ex-distribution” market. Because we expect the Distribution to occur simultaneously Tyco common shares that trade on the regular way market will trade with an entitlement to shares of ADT common stock and Tyco Flow Control common shares distributed pursuant to the Distributions. Shares that trade on the ex-distribution market will trade without an entitlement to shares of ADT common stock and Tyco Flow Control common shares distributed pursuant to the Distributions. Therefore, if you sell Tyco common shares in the regular-way market up to and including the distribution date, you will be selling your right to receive shares of ADT common stock and Tyco Flow Control common shares in the Distributions. However, if you own Tyco common shares as of 5:00 p.m., New York City time on the record date and sell those shares on the ex-distribution market up to and including the distribution date, you will still receive the shares of ADT common stock and Tyco Flow Control common shares that you would otherwise be entitled to receive pursuant to your ownership of Tyco common shares because you owned these common shares as of 5:00 p.m., New York City time on the record date.

Spin-Off Conditions and Termination

Under Swiss law, Tyco is required to obtain the approval of shareholders to effect the Distribution. The resolution to be proposed to the special general meeting of shareholders called to approve the Distribution will require that the following conditions are met or waived prior to implementation of the Distribution:

•

the SEC shall have declared effective our Registration Statement on Form 10, of which this Information Statement is a part, under the Exchange Act, and no stop order suspending the effectiveness of the Registration Statement shall be in effect;

•	our common stock shall have been accepted for listing on the NYSE, subject to official notice of issuance;

•

Tyco shall have received a private letter ruling from the IRS, which ruling shall be in full force and effect at the time of the Distribution, to the effect that (i) the Distribution will qualify as tax-free under Section 355 of the Code, except for cash received in lieu of a fractional share of our common stock and (ii) certain internal transactions undertaken in anticipation of the Distribution will qualify for favorable treatment under the Code;

•

the ruling obtained from the Swiss Federal Tax Administration regarding the Swiss withholding tax consequences of the distribution of our common stock to Tyco shareholders to the effect that the Distribution, including for cash received in lieu of a fractional share of our common stock, is not subject to Swiss withholding tax, shall be in full force and effect at the time of the Distribution;

•

all permits, registrations and consents required under the U.S. securities or blue sky laws in connection with the Distribution and all other material governmental approvals and other consents necessary to consummate the Distribution shall have been received;

•

no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution shall be in effect, and no other event outside the control of Tyco shall have occurred or failed to occur that prevents the consummation of the Distribution; and

•

based on the closing price of the shares of ADT common stock trading on the last “when-issued” trading day prior to the Distribution, the aggregate implied market capitalization of ADT shall not exceed CHF 17.5 billion.

In addition, we expect that prior to the special general meeting approving the Distribution the following conditions are either met or waived:

•

the ADT Separation and Distribution Agreement and each of the Ancillary Agreements shall have been executed by each party thereto, and each of the internal transactions contemplated by such agreements to have been completed prior to the Distribution shall have been completed;

•	Tyco shall have received the opinion of McDermott Will & Emery LLP confirming the tax-free status of the Distribution for U.S. federal income tax purposes;

•	Tyco shall have received the opinions of Duff & Phelps relating to the solvency of each of Tyco, ADT and Tyco Flow Control following completion of the Distributions; and

•

Tyco shall have received an audit report of Deloitte AG (Zürich), as state supervised auditing enterprise, stating that the Distribution and the ordinary cash dividend to Tyco shareholders proposed in the Tyco Proxy Statement comply with Swiss law.

In the event that shareholder approval of the Distribution is received and the conditions to the spin-off included in the shareholders resolution are met or otherwise satisfied prior to March 31, 2013 Tyco will be obligated to effect the Distribution. In the event these conditions to the spin-off are not met or otherwise satisfied prior to March 31, 2013 the Distribution will not take place.

Reason for Furnishing this Information Statement

This Information Statement is being furnished solely to provide information to Tyco shareholders who will receive shares of ADT common stock in the Distribution. It is not to be construed as an inducement or encouragement to buy or sell any of our securities or any securities of Tyco, nor is it to be construed as a solicitation of proxies in respect of the proposed Distribution or any other matter. A separate Tyco Proxy Statement is being distributed to Tyco shareholders in connection with the special general meeting scheduled for September 14, 2012. We believe that the information contained in this Information Statement is accurate as of the date set forth on the cover. Changes to the information contained in this Information Statement may occur after that date, and neither we nor Tyco undertakes any obligation to update the information except in the normal course of our respective public disclosure obligations.

DIVIDEND POLICY

We intend to pay quarterly dividends in an amount that approximates our proportionate share of the $1.00 per share annual dividend that Tyco currently pays to its shareholders, or approximately $0.50 per ADT share annually (based on a one for two distribution ratio).

Whether our board of directors exercises its discretion to approve any dividends in the future will depend on many factors, including our financial condition, capital requirements of our business, covenants associated with debt obligations, legal requirements, regulatory constraints, industry practice and other factors that our board of directors deems relevant. See “Description of Our Capital Stock—Common Stock.” There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends.

CAPITALIZATION

The following table presents our capitalization as of March 30, 2012 on an unaudited historical basis and on an unaudited pro forma basis giving effect to the Distribution and the transactions related to the Distribution as if they occurred on March 30, 2012. This table should also be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the combined financial statements and accompanying notes and the “Unaudited Pro Forma Condensed Combined Financial Data” and accompanying notes included elsewhere in this Information Statement.

	As of March 30, 2012
	(unaudited) ($ in millions, except share numbers)
	Actual	Pro Forma
Debt Outstanding:
Current maturities of long-term debt, including allocated debt	$1	$1
Long-term debt, including allocated debt	1,501	2,512

Parent Company Equity:
Common stock, par value $0.01 per share	—	2
Additional paid-in capital	—	4,893
Parent company investment	5,274	—
Accumulated other comprehensive income	88	88

Total Capitalization (debt plus parent company equity)	$6,864	$7,496

We have issued senior unsecured notes in an aggregate principal amount of $2.5 billion in connection with the spin-off. In addition, we have entered into a new unsecured senior revolving credit facility in the amount of $750 million, which we do not anticipate drawing upon at this time. We also expect to have approximately $300 million of cash on hand at the time of the Distribution. Shareholders’ equity assumes 231,106,224 shares of ADT common stock outstanding, based on the number of Tyco common shares outstanding on March 30, 2012 and a one for two distribution ratio.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following table sets forth our selected historical combined financial data. The historical selected combined financial data have been prepared to include all of Tyco’s residential and small business security business in the United States and Canada and are a combination of the assets and liabilities that have been used in managing and operating this business. The combined statement of operations data for the six months ended March 30, 2012 and March 25, 2011 and the combined balance sheet data as of March 30, 2012 have been derived from our unaudited combined financial statements included elsewhere in this Information Statement. The combined statement of operations data set forth below for the fiscal years ended September 30, 2011, September 24, 2010 and September 25, 2009 and the combined balance sheet data as of September 30, 2011 and September 24, 2010 are derived from our audited combined financial statements included elsewhere in this Information Statement. The combined statement of operations data for the fiscal years ended September 26, 2008 and September 28, 2007 and the combined balance sheet data as of March 25, 2011, September 25, 2009, September 26, 2008 and September 28, 2007 are derived from unaudited combined financial statements that are not included in this Information Statement. The unaudited combined financial statements have been prepared according to U.S. GAAP on the same basis as the audited combined financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein. ADT has a 52- or 53-week fiscal year that ends on the last Friday in September. Fiscal years 2010, 2009, 2008 and 2007 were all 52-week years, while fiscal year 2011 was a 53-week year.

The selected historical combined financial data presented below should be read in conjunction with our combined financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our combined financial data may not be indicative of our future performance and do not necessarily reflect what our financial condition and results of operations would have been had we operated as an independent, publicly-traded company during the periods presented, including changes that will occur in our operations and capitalization as a result of our spin-off from Tyco.

	Six Months Ended		Fiscal Year Ended
	March 30, 2012(1)	March 25, 2011(1)	September 30, 2011(1)	September 24, 2010(1)	September 25, 2009(1)	September 26, 2008(1)	September 28, 2007(1)
	($ in millions)
Combined Statement of Operations Data:
Revenue	$1,602	$1,533	$3,110	$2,591	$2,248	$2,190	$2,103
Operating income	362	336	693	504	474	421	398
Net income	198	180	376	239	243	222	212

Combined Balance Sheet Data:
Total assets	$8,865	$8,719	$8,739	$8,692	$6,074	$5,945	$5,914
Long-term debt(2)(3)	1,501	1,535	1,506	1,326	1,095	854	930
Total liabilities(2)	3,503	3,543	3,508	3,526	2,588	2,420	2,397
Total parent company equity	5,362	5,176	5,231	5,166	3,486	3,525	3,517

(1)

Operating income and net income include $28 million and $36 million of corporate expense allocated from Tyco for the six months ended March 30, 2012 and March 25, 2011, respectively. Operating income and net income include $67 million, $69 million, $67 million, $71 million and $79 million of corporate expense allocated from Tyco for the years ended September 30, 2011, September 24, 2010, September 25, 2009, September 26, 2008 and September 28, 2007, respectively.

(2)

Long-term debt and total liabilities include $1,478 million and $1,510 million of allocated debt as of March 30, 2012 and March 25, 2011, respectively. Long-term debt and total liabilities include $1,482 million, $1,301 million, $1,068 million, $825 million and $905 million of allocated debt as of September 30, 2011, September 24, 2010, September 25, 2009, September 26, 2008 and September 28, 2007, respectively.

(3)	Amounts have been allocated from Tyco and are not indicative of debt that will be incurred in the future as an independent, publicly-traded company.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following unaudited pro forma condensed combined financial statements are derived from the historical combined financial statements of the ADT North American Residential Security Business of Tyco International Ltd., which are included elsewhere in this Information Statement, and are prepared according to GAAP. The unaudited pro forma condensed combined statements of operations for the fiscal year ended September 30, 2011 and for the six months ended March 30, 2012 give effect to the spin-off and related transactions as if they had occurred on September 25, 2010, the first day of fiscal year 2011. The unaudited pro forma condensed combined balance sheet as of March 30, 2012 gives effect to the spin-off and related transactions as if they had occurred on March 30, 2012. These unaudited pro forma condensed combined financial statements include adjustments to reflect the following:

•

the contribution to us of all of the assets and liabilities, including the entities holding the assets and liabilities, of Tyco’s residential and small business security business in the United States and Canada;

•	the distribution of shares of our common stock by Tyco to its shareholders and the elimination of historical parent company investment;

•	the post-spin-off capital structure, as described in the notes to the unaudited pro forma condensed combined financial statements; and

•	the execution of the ADT Separation and Distribution Agreement and 2012 Tax Sharing Agreement.

The unaudited pro forma condensed combined balance sheet includes an adjustment to increase the amount of deferred tax assets that are reflected in ADT’s historical combined balance sheet. These deferred tax assets will be transferred to ADT from Tyco upon separation. In addition to these deferred tax assets, ADT expects to have the ability to accelerate certain tax deductions that would allow it to minimize its cash tax rate for a period of time beyond the full utilization of the deferred tax assets. No adjustments have been made to the pro forma financial statements to reflect these amounts.

In addition, no adjustments have been included in pro forma amounts for any anticipated cost savings or other efficiencies as a result of the spin-off, or for any potential inefficiencies or increased costs that may result from the separation. However, we anticipate that, as a result of the separation of our business from the commercial security business of Tyco, we will incur additional annual operating costs in the range of $30 million to $50 million.

The assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined financial data. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information, and we believe such assumptions are reasonable under the circumstances. However, these pro forma adjustments are subject to change as we and Tyco finalize the terms of the spin-off and our agreements related to the spin-off. No pro forma adjustments have been made in respect of any of the agreements related to the spin-off other than the ADT Separation and Distribution Agreement and the 2012 Tax Sharing Agreement.

The following unaudited pro forma condensed combined financial statements should be read in conjunction with the historical combined financial statements for Tyco’s residential and small business security business and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The unaudited pro forma condensed combined financial data has been presented for informational purposes only. The pro forma data is not necessarily indicative of our results of operations or financial condition had the spin-off and the related transactions been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition which would have resulted had we been operating as an independent, publicly-traded company during such periods. In addition, they are not necessarily indicative of our future results of operations or financial condition.

ADT North American Residential Security Business of Tyco International Ltd.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Months Ended March 30, 2012

(in millions, except per share data)

	Historical	Pro Forma Adjustments		Pro Forma
Revenue	$1,602	$—		$1,602
Cost of revenue	694	—		694
Selling, general and administrative expenses	546	—		546

Operating income	362	—		362
Interest expense, net	(44)	(5	)(a)	(49)

Income before income taxes	318	(5)		313
Income tax expense	(120)	2	(b)	(118)

Net income	$198	$(3)		$195

Pro forma earnings per share from continuing operations attributable to ADT(c):
Basic				$0.84
Diluted				$0.83
Pro forma weighted-average shares outstanding(c):
Basic				232
Diluted				235

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

ADT North American Residential Security Business of Tyco International Ltd.

Unaudited Pro Forma Condensed Combined Statement of Operations

Fiscal Year Ended September 30, 2011

(in millions, except per share data)

	Historical	Pro Forma Adjustments		Pro Forma
Revenue	$3,110	$—		$3,110
Cost of revenue	1,341	—		1,341
Selling, general and administrative expenses	1,076	—		1,076

Operating income	693	—		693
Interest expense, net	(89)	(6	)(a)	(95)

Income before income taxes	604	(6)		598
Income tax expense	(228)	2	(b)	(226)

Net income	$376	$(4)		$372

Pro forma earnings per share from continuing operations attributable to ADT(c):
Basic				$1.57
Diluted				$1.55
Pro forma weighted-average shares outstanding (c):
Basic				237
Diluted				240

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

ADT North American Residential Security Business of Tyco International Ltd.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of March 30, 2012

(in millions, except per share data)

	Historical	Pro Forma Adjustments		Pro Forma
Assets
Current Assets:
Cash and cash equivalents	$92	$208	(d)	$300
Accounts receivable trade, less allowance for doubtful accounts	85	—		85
Inventories	49	—		49
Prepaid expenses and other current assets	45	(6	)(j)	39
Deferred income taxes	23	—		23

Total current assets	294	202		496
Property and equipment, net	158	—		158
Subscriber system assets, net	1,676	—		1,676
Goodwill	3,400	—		3,400
Intangible assets, net	2,818	—		2,818
Deferred subscriber acquisition costs, net	437	—		437
Other assets	82	431	(g)(h)(i)	513

Total Assets	$8,865	$633		$9,498

Liabilities and Shareholders’ Equity
Current Liabilities:
Current maturities of long-term debt	$1	$—		$1
Accounts payable	151	(1	)(j)	150
Accrued and other current liabilities	148	(2	)(j)	146
Deferred revenue	257	—		257

Total current liabilities	557	(3)		554
Long-term debt, including allocated debt	1,501	1,011	(e)	2,512
Deferred subscriber acquisition revenue	640	—		640
Deferred tax liabilities	632	—		632
Other liabilities	173	4	(h)(j)	177

Total Liabilities	3,503	1,012		4,515

Shareholders’ Equity:
Common shares, $0.01 par value, 1,000,000,000 authorized; 231,106,224 issued and outstanding on a pro forma basis	—	2	(f)	2
Additional paid in capital	—	4,893	(l)	4,893
Parent company investment	5,274	(441	)(k)	—
		(4,833	)(l)

Accumulated other comprehensive income	88	—		88

Total Shareholders’ Equity	5,362	(379)		4,983

Total Liabilities and Shareholders’ Equity	$8,865	$633		$9,498

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

ADT North American Residential Security Business of Tyco International Ltd.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(in millions, except per share data)

(a)	Adjusted to eliminate the interest allocated to the ADT North American Residential Security Business of Tyco International for carve-out purposes of $42 million for the six months ended March 30, 2012 and $87 million for the year ended September 30, 2011, and to include interest expense of $45 million for the six months ended March 30, 2012 and $89 million for the year ended September 30, 2011 on ADT’s recent issuance of $2.5 billion of fixed rate debt described in (e) below.

	For the Six Months Ended March 30, 2012	Fiscal Year Ended September 30, 2011

Elimination of historical interest expense on debt allocated for carve out purposes described in (e) below	$(42)	$(87)

Interest expense associated with new debt raised described in (e) below	45	89

Amortization of deferred financing costs and other fees	2	4

Total pro forma adjustment to interest expense, net	$5	$6

(b)	For purposes of these unaudited pro forma financial statements, pro forma statement of operation adjustments were tax effected using the applicable statutory tax rate in the jurisdiction the adjustment related to. The effective tax rate of ADT could be significantly different (either higher or lower) depending on post-spin activities.

(c)	Pro forma earnings per share from continuing operations and pro forma weighted-average shares outstanding reflect the hypothetical number of common shares we would have had outstanding if the Distribution had been completed as of March 30, 2012 and September 30, 2011, respectively, based on an expected distribution ratio of 0.5 shares of ADT common stock for each common share of Tyco. Pro forma diluted weighted-average shares outstanding reflect potential dilution from the issuance of ADT common shares from Tyco equity plans giving effect to the distribution ratio and conversion of certain Tyco equity awards into ADT equity awards. While the actual impact on a go-forward basis will depend on various factors, including employees who may change employment from one company to another, we believe the estimate provided yields a reasonable approximation of the dilutive impact of Tyco equity plans. We expect that the actual amounts will differ from these estimates.

(d)	To adjust cash and cash equivalents as follows:

Settlement of receivables due to/from Tyco and Affiliates	$(62)
Net proceeds raised from debt issuance	2,468
Repayment of long-term portion of allocated debt and cash transactions with Tyco in connection with the separation	(2,198)

Total pro forma adjustment to cash and cash equivalents	$208

(e)	Reflects a $1.5 billion elimination of long-term debt that was allocated to ADT for carve out purposes. Also reflects ADT’s recent issuance of $2.5 billion of debt. The aggregate principal amount of $2.5 billion is comprised of $750 million of 2.25% notes that will mature on July 15, 2017, $1.0 billion of 3.50% notes that will mature on July 15, 2022, and $750 million of 4.875% notes that will mature on July 15, 2042.

(f)	Reflects 231,106,224 common shares at a par value of $0.01 per share. The number of common shares is based on the number of Tyco common shares outstanding on March 30, 2012 and an expected distribution ratio of 0.5 shares of ADT common stock for each common share of Tyco.

(g)	Reflects a $37 million increase to an income tax sharing receivable, as defined by the Tax Sharing Agreement that will be entered into with Tyco. The actual amounts that ADT may be entitled to receive under this agreement could vary depending upon the outcome of the unresolved tax matters, which may not be resolved for several years.

(h)	Other assets reflects a $372 million increase to deferred tax assets for U.S. federal and state net operating loss and tax credit carryforwards that will be transferred to ADT from Tyco upon separation.

Other liabilities reflects a $56 million increase to non-current income taxes payable for certain U.S. income tax liabilities related to uncertain tax positions that will be transferred to ADT from Tyco upon separation and a $13 million increase to reflect the fair value of the ADT contractual obligation to Tyco and Tyco Flow Control under the 2012 Tax Sharing Agreement which will be entered into at the time of the spin-off.

(i)	Reflects a $22 million increase to other assets primarily related to deferred financing costs associated with ADT’s recent debt issuance of $2.5 billion.

(j)	Reflects a $62 million settlement of net payables due to Tyco and its affiliates as shown below:

Assets:
Prepaid expenses and other current assets	$6

Liabilities:
Accrued and other current liabilities	$(2)
Other liabilities	(65)
Accounts payable	(1)

Settlement of net payables due to Tyco and Affiliates	$(62)

(k)	Represents a reduction to parent company investment to reflect the following:

•	the increase in debt of $1.0 billion related to our recent issuance of $2.5 billion of debt described in (e) above; and

•

the increase to non-current income taxes payable of $56 million and a $13 million increase to reflect the fair value of ADT’s contractual obligation to Tyco and Tyco Flow Control described in (h) above.

This reduction is partially offset by increases to equity to reflect the following:

•	the increase in cash and cash equivalents of $208 million due to our anticipated capital structure described in (d) above;

•	the increase of an income tax sharing receivable of $37 million described in (g) above;

•	the increase of $372 million to deferred tax assets described in (h) above; and

•	the increase of $22 million to other assets for deferred financing costs described in (i) above.

(l)	Represents Tyco’s net investment in ADT which was recorded as parent company investment in our historical condensed combined financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Introduction

The following information should be read in conjunction with the “Selected Historical Combined Financial Data” and our combined financial statements and related notes included elsewhere in this Information Statement. The following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those under the headings “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

On September 19, 2011, Tyco announced its plan to spin-off its residential and small business security business in the United States and Canada into a separate independent, publicly-traded company, to be accomplished by means of a pro rata dividend to Tyco’s shareholders. Following the spin-off, Tyco shareholders will own all of the outstanding shares of ADT, and we will operate as an independent, publicly-traded company.

Prior to the spin-off, Tyco will complete the Internal Transactions as described in “Certain Relationships and Related Party Transactions—Agreements with Tyco.” Additionally, we and Tyco expect to enter into a series of agreements, including the ADT Separation and Distribution Agreement, Transition Services Agreements, 2012 Tax Sharing Agreement and certain other commercial arrangements which are also described in “Certain Relationships and Related Party Transactions—Agreements with Tyco.” Completion of the Distribution is subject to certain conditions, as described in “The Spin-Off—Spin-off Conditions and Termination.”

In connection with the transition to being a stand-alone public company, we will incur certain costs. These costs relate primarily to accounting, tax, legal and other professional costs; financing costs in connection with obtaining our financing as a standalone company; compensation, such as modifications to certain incentive awards upon completion of the spin-off; recruiting and relocation costs associated with hiring our senior management personnel; and costs to separate information systems. In addition, we will incur certain ongoing costs including corporate overhead, debt and related interest expense as a stand-alone public company, which may differ from allocated amounts included in our combined financial statements.

The combined financial statements have been prepared to include all of Tyco’s residential and small business security business in the United States and Canada and reflect a combination of the assets and liabilities that have been used in managing and operating this business. All revenue and most assets and liabilities, including subscriber-related assets and liabilities, and most expenses reflected in the combined financial statements are directly associated with ADT’s business. Due to existing functions and facilities shared among Tyco and us, certain working capital, property and equipment and operating expense balances have been allocated to ADT. We used certain underlying activity drivers as a basis of allocation, including revenue, materials usage, head-count utilization and other factors. Management believes that such allocations are reasonable; however, they may not be indicative of the financial position, results of operations and cash flows that would have been achieved had we operated as an independent stand-alone entity for the periods presented. We anticipate that, as a result of the separation of our business from the commercial security business of Tyco, we will incur additional annual operating costs in the range of $30 million to $50 million.

In addition, certain general corporate overhead, debt and related interest expense have been allocated by Tyco to us. Historically, Tyco has provided services to us for certain corporate functions, however these allocations may not be indicative of the costs that will be incurred by us in the future as an independent publicly-traded company. See Note 7 (“Related Party Transactions”) to our audited combined financial statements for further information. Also, in connection with the separation, we have issued third-party debt as described in the “Liquidity” discussion below. The amount of this issuance differs from the amounts allocated by Tyco which are further described in Note 6 (“Debt”) to our audited combined financial statements.

We have a 52- or 53-week fiscal year that ends on the last Friday in September. Fiscal years 2010 and 2009 were 52-week years, while fiscal year 2011 was a 53-week year. Fiscal year 2012 will be a 52-week year.

Business Overview

ADT is a leading provider of electronic security, interactive home and business automation and related monitoring services. We currently serve more than six million customers, making us the largest company of our kind in both the United States and Canada. With a 138-year history, the ADT® brand is one of the most trusted and well-known brands in the security industry today. Our broad and pioneering set of products and services, including our ADT Pulse interactive home and business solutions, and our home health services, meet a range of customer needs for modern lifestyles. Our partner network is the broadest in the industry, and includes dealers, affinity organizations like USAA and AARP and technology providers. ADT delivers an integrated customer experience by maintaining the industry’s largest sales, installation and service field force and most robust monitoring network, all backed by the support of more than 16,000 employees and approximately 200 field offices.

For the year ended September 30, 2011, our revenue was $3.1 billion and our operating income was $693 million. The majority of the monitoring services and a large portion of the maintenance services we provide to our customers are governed by multi-year contracts with automatic renewal provisions. This provides us with significant recurring revenue, which for the year ended September 30, 2011 was approximately 89% of our revenue. We believe that the recurring nature of the majority of our revenue enables us to continuously invest in growing our business. This includes investments in technologies to further enhance the attractiveness of our solutions to current and potential customers, to continue development and training to enable our direct sales, installation, customer service and field service personnel to more effectively deliver exceptional service to our customers, to expand our dealer and partner network and to make continued enhancements to operations efficiency.

Factors Affecting Operating Results

Our subscriber-based business requires significant upfront costs to generate new customers, which in turn provide predictable recurring revenue generated from monthly monitoring fees. In any period, our business results will be impacted by the following factors: customer additions, costs associated with adding new customers, average revenue per customer, costs related to providing services to customers and customer tenure. We manage our business to optimize these factors. We focus on investing wisely in each of our customer acquisition channels to grow our account base in a cost effective manner and generate positive future cash flows and attractive margins. We also focus on “Creating Customers for Life” by maintaining consistently high levels of customer satisfaction, which increases customer tenure and improves profitability.

Our ability to add new accounts depends on the overall demand for our solutions, which is driven by a number of external factors. Growth in our customer base can be influenced by the overall state of the housing market in the geographies we serve. A significant factor is the rate of household moves, whether involving newly constructed housing stock or existing homes. Household moves may drive a majority of new customer volume in any given period, but as household moves increase, our attrition rate also tends to increase. The overall performance of the economies in geographies in which we operate may also affect our ability to attract new customers and grow our business. Although we have not observed a noticeable impact to our financial results of operations during the most recent economic downturn, that does not preclude any future downturn from having a negative effect on our performance. Another external factor that affects customer additions is the perceived level of crime in the communities we serve.

Our marketing efforts are designed to direct potential customers into one of our customer acquisition channels, where we work with the potential customers to identify the most appropriate set of solutions to meet their needs. We closely monitor and manage our costs associated with on-boarding new customers. We have found that the costs do not vary significantly between direct and indirect channels. We utilize a structured customer acquisition process that is designed to produce customers with attractive characteristics, including strong credit scores and high usage of automated payment methods, which we believe results in long average customer tenure.

The monthly fees that we generate from any individual customer depend primarily on the customer’s level of service. We offer a wide range of services at various price points, from basic burglar alarm monitoring to our full suite of ADT Pulse interactive services. Our ability to increase the average revenue per customer per month depends on a number of factors, including our ability to effectively introduce and market additional features and services that increase the value of our offerings to customers, which we believe drives customers to purchase higher levels of service and supports our ability to make periodic adjustments to pricing.

We focus on keeping customer service and monitoring costs as low as possible without detracting from the high-quality service levels for which we are known and that our customers have come to expect. We believe that our ability to retain customers for longer periods of time is driven in part by our disciplined customer selection practices and our delivery of a superior customer experience.

Key Performance Measures

We operate our business with the goal of retaining customers for long periods of time in order to recoup our initial investment in new customers, achieving cash flow break-even in slightly less than three years. We generate substantial recurring net operating cash flow from our customer base. In evaluating our results, we review the following key performance indicators:

Customer Growth. Growth of our customer base is crucial to drive our recurring customer revenue as well as to leverage costs of operations. To grow our customer base, we market our electronic security systems and services through national television advertisements, Internet advertising and also through a direct sales force and an authorized dealer network. The key customer metrics that we use to track customer growth are gross customer additions and ending customers. Gross customer additions are new monitored customers installed or acquired during the period.

Customer Attrition Rate. Our economic model is highly dependent on customer retention. Success in retaining customers is driven in part by our discipline in accepting new customers with favorable characteristics and by providing high quality equipment, installation, monitoring and customer service. We evaluate our customer retention based upon the recurring revenue lost resulting from customer attrition, net of dealer charge-backs and re-sales. Dealer charge-backs represent customer cancellations charged back to the dealers because the customer cancelled service during the initial period of the contract, generally 12 to 15 months, as further described under “Business—Sales and Distribution Channels.” Re-sales are inactive customer sites that are returned to active service during the period. The attrition rate is a 52 week trailing ratio, the numerator of which is the annualized recurring revenue lost during the period due to attrition and the denominator of which is total annualized recurring revenue based on an average of recurring revenue under contract at the beginning of each month during the period.

Recurring Customer Revenue. Recurring customer revenue is generated by contractual monthly recurring fees for monitoring and other recurring services provided to our customers. For fiscal year 2011, recurring customer revenue represented approximately 89% of total revenue. Our other revenue, which represented the remaining 11% of total revenue in fiscal year 2011, consists of revenue associated with sales of equipment, deferred revenue related to upfront installations fees, non-routine repair and maintenance services, customer termination charges and dealer charge-backs.

Average Revenue per Customer (ARPU). ARPU measures the average amount of recurring revenue per customer per month, and is calculated based on the recurring revenue under contract at the end of the period, divided by the total number of customers under contract at the end of the period.

Earnings before interest, taxes, depreciation and amortization (EBITDA). EBITDA is a non-GAAP measure reflecting net income adjusted for interest, taxes and certain non-cash items which include depreciation of subscriber system assets and other fixed assets, amortization of deferred costs and deferred revenue associated with customer acquisitions, and amortization of dealer and other intangible assets. We believe EBITDA is useful to provide investors with information about operating profits, adjusted for significant non-cash items, generated from the existing customer base. We reconcile EBITDA to net income, its closest GAAP counterpart under “—Results of Operations—Non-GAAP Measures.”

Free Cash Flow (FCF). FCF is a non-GAAP measure that our management employs to measure cash that is free from any significant existing obligation and is available to service debt and make investments. The difference between net cash provided by operating activities (the most comparable GAAP measure) and FCF is cash outlays for capital expenditures, subscriber system assets, dealer generated customer accounts and bulk account purchases. We reconcile FCF to net cash provided by operating activities under “—Results of Operations—Non-GAAP Measures.”

Results of Operations

(in millions, except as otherwise indicated)

	Six Months Ended		Fiscal Years Ended
	March 30, 2012	March 25, 2011	September 30, 2011	September 24, 2010	September 25, 2009
Recurring Customer Revenue	$1,428	$1,364	$2,765	$2,282	$1,936
Other Revenue	174	169	345	309	312

Total Revenue	1,602	1,533	3,110	2,591	2,248

Operating Income	362	336	693	504	474

Interest expense, net	(44)	(46)	(89)	(106)	(81)
Income tax expense	(120)	(110)	(228)	(159)	(150)

Net income	$198	$180	$376	$239	$243

Summary Cash Flow Data:
Net cash provided by operating activities	$709	$667	$1,439	$1,070	$981
Net cash used in investing activities	(507)	(417)	(909)	(1,250)	(740)
Net cash (used in) provided by financing activities	(177)	(264)	(548)	230	(259)

Key Performance Indicators:
Ending number of customers (thousands)(1)	6,432	6,321	6,351	6,285	4,753
Gross customer additions (thousands)(1)	586	520	1,088	1,025	971
Customer attrition rate (percent)	13.2%	13.2%	13.0%	13.3%	14.3%

ARPU (dollars)	$37.98	$36.71	$37.24	$36.10	$35.92
EBITDA	$785	$740	$1,506	$1,178	$1,034
FCF	$202	$250	$537	$269	$245

(1)

Gross customer additions for fiscal year 2010 exclude approximately 1.4 million customer accounts acquired in connection with the acquisition of Broadview Security in May 2010. These accounts are included in the 6.3 million ending number of customers as of September 24, 2010.

Six Months Ended March 30, 2012 Compared with Six Months Ended March 25, 2011

Revenue

Revenue of $1.6 billion increased by $69 million, or 4.5%, for the six months ended March 30, 2012 as compared with the six months ended March 25, 2011, primarily due to the growth in recurring customer revenue, which increased by $64 million, or 4.7%. This increase was due primarily to higher ARPU as well as growth in customer accounts, net of attrition.

ARPU increased by $1.27, or 3.5%, as of March 30, 2012 compared with March 25, 2011 primarily due to planned price escalations to certain existing customers and the addition of new customers at higher monthly rates. Increased take rates on new service offerings, including ADT Pulse, contributed to the higher ARPU. ADT Pulse, which was launched during 2011, generates ARPU that, on average, is approximately $10 higher than we generate on our standard services.

Gross customer additions were approximately 586,000 during the six months ended March 30, 2012, reflecting customer account growth in both our direct and dealer channels. Net of attrition, our ending number of customers grew by 111,000 from March 25, 2011 to March 30, 2012. Our annualized customer attrition as of March 30, 2012 was 13.2%. Although this is consistent with the rate as of March 25, 2011, it represents an increase from the rate as of September 30, 2011. We attribute this modest increase in customer attrition to higher disconnects primarily as a result of planned price escalations. We continue to focus on high quality service and our disciplined customer selection process in order to limit customer attrition.

Operating Income

Operating income of $362 million increased by $26 million, or 7.7%, for the six months ended March 30, 2012 as compared with the six months ended March 25, 2011. Operating margin was 22.6% for the six months ended March 30, 2012 compared with 21.9% for the six months ended March 25, 2011. The increase in operating income and operating margin was due primarily to the increase in recurring customer revenue at a higher ARPU. The improvement in operating margin was also attributable to efficiencies gained through previous restructuring actions, integration initiatives, and other cost containment activities. These favorable impacts were partially offset by an increase of approximately $21 million in selling related expenses as a result of investments to grow our business, including expansion of our internal sales force as well as increased advertising and other lead generating activities. Operating income for the six months ended March 30, 2012 and March 25, 2011 includes integration costs related to the acquisition of Broadview Security of $10 million and $14 million, respectively.

Interest Expense, net

Net interest expense was $44 million for the six months ended March 30, 2012 compared with $46 million for the six months ended March 25, 2011. Included in the six months ended March 30, 2012 was $42 million of allocated interest expense related to Tyco’s external debt, compared with $45 million for the six months ended March 25, 2011.

Income Tax Expense

Income tax expense of $120 million increased $10 million for the six months ended March 30, 2012 as compared with the six months ended March 25, 2011, while the effective tax rate did not significantly change between the periods. The effective tax rate can vary from period to period due to permanent tax adjustments, discrete items such as the settlement of income tax audits and changes in tax laws, as well as recurring factors such as changes in the overall effective state tax rate.

Year Ended September 30, 2011 Compared with Year Ended September 24, 2010

Revenue

Revenue of $3.1 billion increased by $519 million, or 20.0%, for the year ended September 30, 2011 as compared with the year ended September 24, 2010, primarily due to the growth in recurring customer revenue, which increased by $483 million, or 21.2%. The increase in recurring revenue includes approximately $339 million due to the acquisition of Broadview Security in May 2010. In addition, an estimated $4 million of revenue is attributable to the additional week in fiscal year 2011. The remaining increase was primarily due to higher ARPU as well as growth in customer accounts, net of attrition.

ARPU increased by $1.14, or 3.2%, as of September 30, 2011 compared with September 24, 2010 primarily due to planned price escalations to certain existing customers. The increase in ARPU was also driven by the addition of new customers at higher monthly rates as well as increased take rates on new service offerings. Such offerings included the launch of ADT Pulse, which generates ARPU that, on average, is approximately $10 higher than we generate on our standard services.

Gross customer additions were approximately 1.1 million during the year ended September 30, 2011, reflecting customer account growth from all channels. Net of attrition, our ending number of customers grew by 66,000 during 2011. Our annualized customer attrition as of September 30, 2011 was 13.0% compared with 13.3% as of September 24, 2010. We attribute the reduction in customer attrition to our disciplined customer selection process and our continued focus on high quality service.

Operating Income

Operating income of $693 million increased by $189 million, or 37.5%, for the year ended September 30, 2011 as compared with the year ended September 24, 2010. Operating margin was 22.3% for the year ended September 30, 2011 compared with 19.5% for the year ended September 24, 2010. Operating income and operating margin for the year ended September 30, 2011 were favorably impacted by the increase in recurring customer revenue at a higher ARPU and synergies achieved from the integration of Broadview Security.

During fiscal year 2011, we continued to integrate Broadview Security, which resulted in synergies related to the elimination of redundant facilities, headcount and marketing costs. We estimate these synergies contributed approximately $102 million of operating income benefit for the year ended September 30, 2011, compared with $30 million for the prior year. To achieve these synergies, we incurred $28 million of integration costs for the year ended September 30, 2011, compared with $18 million of integration costs and $17 million of acquisition costs for the prior year.

In addition, for the year ended September 24, 2010, we recorded restructuring expenses of $18 million, of which we incurred $14 million in conjunction with the Broadview Security acquisition, as compared with nil in the year ended September 30, 2011. Lastly, operating income was unfavorably impacted by approximately $5 million due to the 53rd week in fiscal year 2011.

Interest Expense, net

Net interest expense was $89 million for the year ended September 30, 2011 as compared with $106 million for the year ended September 24, 2010. Included in the year ended September 30, 2011 was $87 million of allocated interest expense related to Tyco’s external debt compared with $102 million for the year ended September 24, 2010.

Income Tax Expense

Income tax expense of $228 million increased $69 million for the year ended September 30, 2011 as compared with the year ended September 24, 2010, while the effective tax rate decreased to 37.7% from 39.9%. The increase in the tax expense is primarily related to an increase in pre-tax income of $206 million, while the decrease in the effective tax rate for the year ended September 30, 2011 was primarily the result of a decrease in the overall effective state income tax rate. The effective tax rate can vary from year to year due to permanent tax adjustments, discrete items such as the settlement of income tax audits and changes in tax laws, as well as recurring factors such as changes in the overall effective state tax rate.

Year Ended September 24, 2010 Compared with Year Ended September 25, 2009

Revenue

Revenue of $2.6 billion increased by $343 million, or 15.3%, during the year ended September 24, 2010 as compared with the year ended September 25, 2009, primarily due to the growth in recurring customer revenue, which increased by $346 million, or 17.9%. The increase includes approximately $193 million due to the acquisition of Broadview Security in May 2010. The remaining increase is due to higher ARPU and growth in customer accounts, net of attrition.

ARPU increased by $0.18, or 0.5%, as of September 24, 2010 compared with September 25, 2009 primarily due to planned price escalations and the addition of new customers at higher monthly rates. Excluding the Broadview Security acquisition, gross customer additions were approximately 1.0 million during 2010 reflecting customer account growth from all channels. In addition, we acquired approximately 1.4 million customer accounts in connection with the acquisition of Broadview Security.

Net of attrition and the customer accounts acquired in connection with the acquisition of Broadview Security, our ending number of customers grew by 174,000 during 2010. Our annualized customer attrition rate as of September 24, 2010 was 13.3% compared with 14.3% as of September 25, 2009. We attribute the reduction in customer attrition to our disciplined customer selection process, our continued focus on high quality service and the creation of our “Customer Experience” team to ensure that each customer touch point is measured and improved upon, which was a best practice adopted from Broadview Security.

Operating Income

Operating income of $504 million increased by $30 million, or 6.3%, for the year ended September 24, 2010 as compared with the year ended September 25, 2009. Operating margin was 19.5% for the year ended September 24, 2010 compared with 21.1% for the year ended September 25, 2009. Operating income for the year ended September 24, 2010 was favorably impacted by the increase in recurring customer revenue, offset by incremental costs associated with the Broadview Security acquisition, which also contributed to the decrease in operating margin in 2010.

For the year ended September 24, 2010, we incurred approximately $35 million of Broadview Security acquisition and integration costs. In addition, approximately $187 million of Broadview Security operating costs are included in the year ended September 24, 2010, of which $73 million relates to depreciation of subscriber system assets and amortization of dealer and other intangible assets.

For the year ended September 24, 2010, we recorded restructuring expenses of $18 million, of which we incurred $14 million in conjunction with the Broadview Security acquisition, as compared with $6 million for the prior year related to facility exit costs and work-force reductions to improve operating efficiencies.

Interest Expense, net

Net interest expense was $106 million for the year ended September 24, 2010 as compared with $81 million for the year ended September 25, 2009. Included in the year ended September 24, 2010 was $102 million of allocated interest expense related to Tyco’s external debt compared with $78 million for the year ended September 25, 2009.

Income Tax Expense

Income tax expense of $159 million increased $9 million for the year ended September 24, 2010 as compared with the year ended September 25, 2009, while the effective tax rate increased to 39.9% from 38.2%. The increase in the effective income tax rate for the year ended September 30, 2010 was primarily the result of an increase in the overall effective state income tax rate. The effective tax rate can vary from year to year due to permanent tax adjustments, discrete items such as the settlement of income tax audits and changes in tax laws, as well as recurring factors such as changes in the overall effective state tax rate.

Non-GAAP Measures

In an effort to provide investors with additional information regarding our results as determined by GAAP, we also disclose non-GAAP measures which management believes provide useful information to investors.

These measures consist of EBITDA and FCF. These measures are not financial measures under GAAP and should not be considered as substitutes for net income, operating profit, cash from operating activities or any other operating performance measure calculated in accordance with GAAP, and they may not be comparable to similarly titled measures reported by other companies. We use EBITDA to measure the operational strength and performance of our business. We use FCF as an additional performance measure of our ability to service debt and make investments. These measures, or measures that are based on them, may be used as components in our incentive compensation plans.

We believe EBITDA is useful because it measures our success in acquiring, retaining and servicing our customer base and our ability to generate and grow our recurring revenue while providing a high level of customer service in a cost-effective manner. EBITDA excludes interest expense and the provision for income taxes. Excluding these items eliminates the expenses associated with our capitalization and tax structure. Because EBITDA excludes interest expense, it does not give effect to cash used for debt service requirements and thus does not reflect available funds for distributions, reinvestment or other discretionary uses. EBITDA also excludes depreciation and amortization, which eliminates the impact of non-cash charges related to capital investments. Depreciation and amortization includes depreciation of subscriber system assets and other fixed assets, amortization of deferred costs and deferred revenue associated with subscriber acquisitions and amortization of dealer and other intangible assets.

There are material limitations to using EBITDA. EBITDA may not be comparable to similarly titled measures reported by other companies. Furthermore, EBITDA does not take into account certain significant items, including depreciation and amortization, interest expense and tax expense, which directly affect our net income. These limitations are best addressed by considering the economic effects of the excluded items independently, and by considering EBITDA in conjunction with net income as calculated in accordance with GAAP.

FCF is defined as cash from operations less cash outlays related to capital expenditures, subscriber system assets, dealer generated customer accounts and bulk account purchases. Dealer generated accounts are accounts that are generated through our network of authorized dealers. Bulk account purchases represent accounts that we acquire from third parties outside of our authorized dealer network, such as other security service providers, on a selective basis. These items are subtracted from cash from operating activities because they represent long-term investments that are required for normal business activities. As a result, FCF is a useful measure of our cash that is free from significant existing obligations and available for other uses.

Furthermore, FCF adjusts for cash items that are ultimately within management’s and the board of directors’ discretion to direct and therefore may imply that there is less or more cash that is available for our programs than the most comparable GAAP measure. This limitation is best addressed by using FCF in combination with the GAAP cash flow numbers.

The tables below reconcile EBITDA to net income and FCF to cash flows from operating activities.

EBITDA

	Six Months Ended		Years Ended
(in millions)	March 30, 2012	March 25, 2011	September 30, 2011	September 24, 2010	September 25, 2009
EBITDA	$785	$740	$1,506	$1,178	$1,034
Interest expense, net	(44)	(46)	(89)	(106)	(81)
Income tax expense	(120)	(110)	(228)	(159)	(150)
Depreciation and Amortization	(482)	(461)	(927)	(785)	(671)
Amortization of Deferred Revenue	59	57	114	111	111

Net income	$198	$180	$376	$239	$243

EBITDA of $785 million increased $45 million, or 6.1%, for the six months ended March 30, 2012, as compared with the same period of the prior year. The increase was primarily due to higher operating income from growth in our recurring customer revenue and associated higher margins.

EBITDA of $1.5 billion increased $328 million, or 27.8%, for the year ended September 30, 2011, as compared with the prior year. The increase was primarily due to growth in our higher margin recurring customer base and incremental revenue from new service offerings, including ADT Pulse, which we launched in fiscal year 2011.

EBITDA of $1.2 billion increased $144 million, or 13.9%, for the year ended September 24, 2010, as compared with the prior year. The increase was primarily due to higher operating income from growth in our recurring customer revenue and associated higher margins, offset by incremental Broadview Security acquisition and integration costs.

FCF

	Six Months Ended		Years Ended
(in millions)	March 30, 2012	March 25, 2011	September 30, 2011	September 24, 2010	September 25, 2009
FCF	$202	$250	$537	$269	$245
Dealer generated customer accounts and bulk account purchases	323	269	581	532	511
Subscriber system assets	172	138	290	247	189
Capital expenditures	12	10	31	22	36

Net cash provided by operating activities	$709	$667	$1,439	$1,070	$981

For the six months ended March 30, 2012, FCF decreased $48 million compared with the six months ended March 25, 2011. This decrease was primarily due to higher cash spend on dealer generated customer accounts and bulk account purchases of $54 million and higher investments in internally generated subscriber systems and capital expenditures of $34 million and $2 million, respectively. This decrease was partially offset by a $42 million increase in net cash provided by operating activities due to higher operating income and changes in working capital.

For the year ended September 30, 2011, FCF increased $268 million compared with the year ended September 24, 2010. The increase of $369 million in net cash provided by operating activities was primarily due to higher operating income contributed from the Broadview Security acquisition and growth in our customer account base, as well as favorable changes in working capital. This increase was partially offset by higher cash spend on dealer generated customer accounts and bulk account purchases of $49 million and higher investments in internally generated subscriber systems and capital expenditures of $43 million and $9 million, respectively.

During the year ended September 24, 2010, FCF increased $24 million compared with the year ended September 25, 2009. The increase primarily resulted from lower capital expenditures of $14 million and an $89 million increase in net cash provided by operating activities attributable to higher operating income contributed from growth in our customer account base as well as favorable changes in working capital, partially offset by incremental costs associated with the Broadview Security acquisition. This increase was partially offset by higher cash spend on dealer generated customer accounts and bulk account purchases of $21 million and higher investments in internally generated subscriber systems of $58 million.

Liquidity & Capital Resources

Cash Flow and Liquidity Analysis

Significant factors driving our liquidity position include cash flows generated from operating activities and investments in internally generated subscriber systems and dealer generated customer accounts. Our cash flows from operations includes cash received from monthly recurring revenue and upfront installation fees received from customers, less cash costs to monitor customers and certain costs, principally marketing and indirect selling, general and administrative costs, associated with new customer installations. Historically, we have generated and expect to continue to generate positive cash flow from operations. Historically, Tyco used a centralized approach to cash management and financing operations. Transfers of cash both to and from Tyco’s cash management system are reflected as a component of parent company investment within parent company equity in the combined balance sheets and statements of cash flows.

Cash Flows from Operating Activities

We typically reinvest the cash flow from operating activities in our business primarily to maintain and grow our customer base and to expand our infrastructure. These investments are intended to enhance the overall customer experience, improve productivity of our field workforce and support greater efficiency of our back-office systems and our customer care centers. For the six months ended March 30, 2012 and March 25, 2011, we reported net cash provided by operating activities of $709 million and $667 million, respectively. For the years ended September 30, 2011, September 24, 2010 and September 25, 2009, we reported net cash provided by operating activities of $1.4 billion, $1.1 billion and $1.0 billion, respectively. See discussion of changes in net cash provided by operating activities included in FCF under “—Results of Operations—Non-GAAP Measures.”

Cash Flows from Investing Activities

	Six Months Ended		Fiscal Years
(in millions)	March 30, 2012	March 25, 2011	2011	2010	2009
Cash Flows used in Investing Activities:	$(507)	$(417)	$(909)	$(1,250)	$(740)

For the six months ended March 30, 2012 and March 25, 2011, our investing activities consisted of subscriber systems asset additions and capital expenditures totaling $184 million and $148 million, respectively. Additionally, during the six months ended March 30, 2012, we paid $323 million for approximately 267,000 dealer generated customer accounts and bulk account purchases, compared with $269 million paid for approximately 229,000 dealer generated customer accounts and bulk account purchases during the same period in the prior year.

For the years ended September 30, 2011, September 24, 2010 and September 25, 2009, our investing activities consisted of subscriber system asset additions and capital expenditures totaling $321 million, $269 million and $225 million, respectively. Additionally, during the years ended September 30, 2011, September 24, 2010 and September 25, 2009, we paid $581 million, $532 million and $511 million, respectively, for approximately 491,000, 459,000 and 464,000 dealer generated customer accounts and bulk account purchases, respectively. During the year ended September 24, 2010, we acquired Broadview Security which resulted in net cash paid of $449 million.

Cash Flows from Financing Activities

	Six Months Ended		Fiscal Years
(in millions)	March 30, 2012	March 25, 2011	2011	2010	2009
Cash Flows (used in) provided by Financing Activities:	$(177)	$(264)	$(548)	$230	$(259)

For the six months ended March 30, 2012 and March 25, 2011, the net cash used in financing activities of $177 million and $264 million, respectively, was primarily the result of changes in parent company investment of ($177) million and ($288) million, respectively, and allocated debt activity of ($2) million and $20 million, respectively.

For the years ended September 30, 2011, September 24, 2010 and September 25, 2009, the net cash (used in) provided by financing activities of ($548) million, $230 million and ($259) million, respectively, was primarily the result of changes in parent company investment of ($574) million, ($140) million and ($416) million, respectively, allocated debt activity of ($5) million, $371 million and $181 million, respectively, and changes in balances due to (from) Tyco and affiliates of $32 million, nil and ($23) million, respectively.

Liquidity

Following our spin-off from Tyco, our capital structure and sources of liquidity will change significantly from our historical capital structure. We will no longer participate in cash management and funding arrangements with Tyco. Instead, our ability to fund our capital needs will depend on our ongoing ability to generate cash from operations, and to access our borrowing facilities and capital markets. We believe that our future cash from operations, together with our access to funds on hand and capital markets, will provide adequate resources to fund our operating and financing needs.

We expect to have approximately $300 million of cash on hand at the time of the Distribution. Our primary future cash needs will be centered on operating activities, working capital, capital expenditures and strategic investments. Our ability to fund these needs will depend, in part, on our ability to generate or raise cash in the future, which is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control.

On June 22, 2012, we entered into a new five-year unsecured senior revolving credit facility. The initial commitment under the new credit facility is $750 million (provided that until the Distribution has occurred and certain related conditions have been met, availability under the revolving credit facility will be limited to $250 million). The interest rate for borrowings under the new credit facility is based on the London Interbank Offered Rate (“LIBOR”) or, at our option, an alternative base rate, plus a spread, based upon our credit rating. The new credit facility will be available to use for working capital, capital expenditures and other general corporate purposes, however, we do not anticipate drawing upon the facility at this time. Tyco is initially guaranteeing the new credit facility, and its guarantee will be released and cancelled in connection with the Distribution. Pursuant to the terms of our credit facility, we must maintain a ratio of consolidated total debt to consolidated EBITDA on a rolling four quarter basis of no greater than 3.50 to 1.00 (calculated by reference to (i) Tyco and its subsidiaries on a consolidated basis prior to the release of the guarantee and (ii) us and our subsidiaries on a consolidated basis following such release). Following the release and cancellation of Tyco’s guarantee, we must also maintain a ratio of consolidated EBITDA to consolidated interest expense of no less than 3.00 to 1.00 as measured on a quarterly basis.

In addition to the revolving credit facility, on July 5, 2012, we issued $750 million aggregate principal amount of 2.25% unsecured notes due July 15, 2017, $1.0 billion aggregate principal amount of 3.50% unsecured notes due July 15, 2022, and $750 million aggregate principal amount of 4.875% unsecured notes due July 15, 2042. Tyco is initially guaranteeing the notes, and its guarantee will be released and cancelled in connection with the Distribution. Net cash proceeds from the issuance of this term indebtedness totaled approximately $2.47 billion and will be used to repay intercompany debt and to make other cash payments to Tyco to allow it to fund repurchases or redemptions of its indebtedness.

Dividends

We intend to pay quarterly dividends in an amount that approximates our proportionate share of the $1.00 per share annual dividend that Tyco currently pays to its shareholders, or approximately $0.50 per ADT share annually (based on a one for two distribution ratio).

Whether our board of directors exercises its discretion to approve any dividends in the future will depend on many factors, including our financial condition, capital requirements of our business, covenants associated with debt obligations, legal requirements, regulatory constraints, industry practice and other factors that our board of directors deems relevant. See “Description of Our Capital Stock—Common Stock.” There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends. In addition, the terms of the agreements governing our new debt or debt that we may incur in the future may limit or prohibit the payments of dividends. There can also be no assurance that the combined annual dividends on Tyco common shares, Tyco Flow Control common shares and our common stock after the spin-off, if any, will be equal to the annual dividends on Tyco common shares prior to the spin-off.

Commitments and Contractual Obligations

The following table provides a summary of our contractual obligations and commitments, minimum lease payments obligations under non-cancelable leases and other obligations as of September 30, 2011.

	Payments due by fiscal year
	2012	2013	2014	2015	2016	Thereafter	Total
	(in millions)
Operating leases	$39	$33	$28	$24	$14	$29	$167
Capital leases	1	1	2	2	2	17	25
Purchase obligations(1)	6	—	—	—	—	—	6
Minimum required pension plan contributions(2)	4	—	—	—	—	—	4

Total contractual cash obligations(3)	$50	$34	$30	$26	$16	$46	$202

(1)	Purchase obligations consist of commitments for purchases of goods and services.
(2)	We have net unfunded pension and postretirement benefit obligations of $24 million and $5 million, respectively, to certain employees and former employees as of the year ended September 30, 2011. We are obligated to make contributions to our pension plans and postretirement benefit plans; however, we are unable to determine the amount of plan contributions due to the inherent uncertainties of obligations of this type, including timing, interest rate charges, investment performance, and amounts of benefit payments. The minimum required contributions to our pension plans are expected to be approximately $4 million in fiscal year 2012. These plans and our estimates of future contributions and benefit payments are more fully described in Note 11 (“Retirement Plans”) to our annual combined financial statements.
(3)	Total contractual cash obligations in the table above exclude income taxes as we are unable to make a reasonably reliable estimate of the timing for the remaining payments in future years. See Note 4 (“Income Taxes”) to our combined financial statements for further information. We also excluded debt allocated to us by Tyco, which was $1,478 million and $1,482 million as of March 30, 2012 and September 30, 2011, respectively. See supplemental pro-forma table below which reflects our recent issuance of third party debt.

As of September 30, 2011, we had approximately $5 million of outstanding letters of credit or bank guarantees.

Supplemental Information

The following supplemental pro-forma table provides a summary of our contractual obligations and commitments, minimum lease payments obligations under non-cancelable leases and other obligations as of September 30, 2011, including our recent issuance of third party debt.

	Payments due by fiscal year
	2012	2013	2014	2015	2016	Thereafter	Total
	(in millions)
Debt principal(1)	$—	$—	$—	$—	$—	$2,500	$2,500
Interest payments(2)	—	92	90	90	90	1,177	1,539
Operating leases	39	33	28	24	14	29	167
Capital leases	1	1	2	2	2	17	25
Purchase obligations	6	—	—	—	—	—	6
Minimum required pension plan contributions	4	—	—	—	—	—	4

Total contractual cash obligations	$50	$126	$120	$116	$106	$3,723	$4,241

(1)	Debt principal consists of principal payments on our senior unsecured notes issued on July 5, 2012. Excludes debt discount and interest.
(2)	Interest payments consist primarily of interest on our recently issued fixed rate debt.

There have been no amounts drawn under our new five-year $750 million revolving credit facility, and we do not intend to utilize the facility at this time.

Off-Balance Sheet Arrangements

In the normal course of business, we are liable for product performance. In the opinion of management, such obligations will not significantly affect our financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosure about Market Risk

Our operations include activities in the United States and Canada. These operations expose us to a variety of market risks, including the effects of changes in interest rates and foreign currency exchange rates. We monitor and manage these financial exposures as an integral part of our overall risk management program.

Interest Rate Risk

We have entered into a new revolving credit facility that will bear interest at a floating rate. As a result, we will be exposed to fluctuations in interest rates to the extent of our borrowings under the revolving credit facility. Our long-term debt portfolio is expected to primarily consist of fixed rate instruments including our recent issuance of $2.5 billion of fixed rate debt. To help manage borrowing costs, we may from time to time enter into interest rate swap transactions with financial institutions acting as principal counterparties. These interest rate swap transactions have the effect of converting part of fixed-rate debt to variable rates.

Foreign Currency Risk

We have exposure to the effects of foreign currency exchange rate fluctuations on the results of our Canadian operations. Our Canadian operations use the Canadian dollar to conduct business but our results are reported in U.S. dollars.

We are exposed periodically to the foreign currency rate fluctuations that affect transactions not denominated in the functional currency of our U.S. and Canadian operations. We may from time to time use financial derivatives, which may include forward foreign currency exchange contract and foreign currency options, to hedge this risk. We do not use derivative financial instruments to hedge investments in foreign subsidiaries since such investments are long-term in nature.

Critical Accounting Policies & Estimates

The preparation of the combined financial statements in conformity with US GAAP requires management to use judgment in making estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. The following accounting policies are based on, among other things, judgments and assumptions made by management that include inherent risks and uncertainties. Management’s estimates are based on the relevant information available at the end of each period.

Revenue Recognition

Major components of our revenue include contractual monitoring and maintenance service revenue, non-refundable installation fees related to subscriber system assets, sales of equipment and other services. We follow the authoritative literature on revenue recognition, which requires us to defer certain revenue associated with customer acquisition.

We recognize revenue from the sale of services as services are rendered. We recognize contractual fees for monitoring and maintenance services on a straight-line basis over the contract term. We defer customer billings for services not yet rendered and recognize them as revenue as the services are rendered. We include the balance of deferred revenue in current liabilities or long-term liabilities, as appropriate.

For transactions in which we retain ownership of the security system asset, referred to as subscriber system assets, we defer non-refundable fees received in connection with the initiation of a monitoring contract and associated direct and incremental selling costs and amortize them over the estimated life of the customer relationship.

Sales of security monitoring systems may have multiple elements, including equipment, installation, monitoring services and maintenance agreements. We assess our revenue arrangements to determine the appropriate units of accounting. When ownership of the system is transferred to the customer, we consider each deliverable provided under the arrangement a separate unit of accounting. We recognize revenue associated with sale of equipment and related installations once delivery, installation and customer acceptance are completed. We recognize the revenue for monitoring and maintenance services as services are rendered. Early termination of the contract by the customer results in a termination charge in accordance with the customer contract, which is due immediately following the termination date. ADT may refund up-front consideration and monitoring fees paid during the six months following installation of a system in limited circumstances after all attempts to resolve customer concerns have been exhausted. Amounts assigned to each unit of accounting are based on an allocation of total arrangement consideration using a hierarchy of estimated selling price for the deliverables. The selling price used for each deliverable will be based on Vendor Specific Objective Evidence (“VSOE”) if available, Third Party Evidence (“TPE”) if VSOE is not available, or estimated selling price if neither VSOE nor TPE is available. Revenue recognized for equipment and installation is limited to the lesser of their allocated amounts under the estimated selling price hierarchy or the non-contingent up-front consideration received at the time of installation, since collection of future amounts under the arrangement with the customer is contingent upon the delivery of monitoring and maintenance services.

We account for provisions for certain rebates and discounts to customers as reductions in determining revenue in the same period the related revenue is recorded. These provisions are based on terms of arrangements with direct, indirect and other market participants. We estimate rebates based on sales terms, historical experience and trend analysis.

Depreciation and Amortization Methods for Security Monitoring-Related Assets

We classify assets related to the generation of new customers in two asset categories for purposes of depreciation and amortization methods: internally generated residential subscriber systems (referred to as subscriber system assets) and customer accounts generated through the ADT dealer program (referred to as dealer intangibles). Subscriber system assets include installed property and equipment for which ADT retains ownership and deferred costs directly related to the customer acquisition and system installation. We account for subscriber system assets and any deferred costs and revenue resulting from the customer acquisition over the expected life of the customer relationship. We account for subscriber system assets and related deferred costs and revenue using pools, with separate pools for the components of subscriber system assets and any related deferred costs and revenue based on the month and year of acquisition. We depreciate our pooled subscriber system assets and related deferred costs and revenue using an accelerated method over 15 years.

We amortize intangible assets arising from the ADT dealer program in pools determined by the same month and year of contract commencement on an accelerated basis over the expected life of the customer relationship of 15 years.

Loss Contingencies

We record accruals for various contingencies including legal proceedings and other claims that arise in the normal course of business. The accruals are based on judgment, the probability of losses and, where applicable, the consideration of opinions of internal and/or external legal counsel and actuarially determined estimates. We record an accrual when a loss is deemed probable to occur and is reasonably estimable. Additionally, we record insurance recovery receivables from third-party insurers when recovery has been determined to be probable.

Acquisitions

We account for acquired businesses using the purchase method of accounting. Under the purchase method, our combined financial statements reflect the operations of an acquired business starting from the completion of the acquisition. In addition, the assets acquired and liabilities assumed must be recorded at the date of acquisition at their respective estimated fair values, with any excess of the purchase price over the estimated fair values of the net assets acquired recorded as goodwill.

Significant judgment is required in estimating the fair value of intangible assets and in assigning their respective useful lives. Accordingly, we typically obtain the assistance of third-party valuation specialists for significant items. The fair value estimates are based on available historical information and on future expectations and assumptions deemed reasonable by management, but are inherently uncertain.

Goodwill and Indefinite-Lived Intangible Asset Impairments

We assess goodwill and indefinite-lived intangible assets for impairment annually and more frequently if triggering events occur. In performing these assessments, management relies on various factors, including operating results, business plans, economic projections, anticipated future cash flows, comparable market transactions (to the extent available) and other market data.

We recorded no goodwill impairments in conjunction with our annual goodwill impairment assessment performed during the fourth quarter of fiscal year 2011. While historical performance and current expectations have resulted in fair values of goodwill in excess of carrying values, if our assumptions are not realized, it is possible that in the future an impairment charge may need to be recorded. However, it is not possible at this time to determine whether an impairment charge would result or if such a charge would be material. We will continue to monitor the recoverability of our goodwill.

Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions and factors. As a result, there can be no assurance that the estimates and assumptions made for purposes of the annual goodwill impairment test will prove to be accurate predictions of the future. Examples of events or circumstances that could reasonably be expected to negatively affect the underlying key assumptions and ultimately impact the estimated fair value of the business may include such items as follows: a prolonged downturn in the business environment (i.e. sales volumes and prices); an economic recovery that significantly differs from our assumptions in timing or degree; volatility in equity and debt markets resulting in higher discount rates; and unexpected regulatory changes.

Long-Lived Assets

We review asset groups held and used by us, including property and equipment and amortizable intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the asset group may not be fully recoverable. If an impairment is determined to exist, we calculate any related impairment loss based on fair value.

We record impairments to long-lived assets to be disposed of based upon the fair value less cost to sell of the applicable assets. The calculation of the fair value of long-lived assets is based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk.

Income Taxes

For purposes of our combined financial statements, we recorded income tax expense and deferred tax balances as if we filed tax returns on a stand-alone basis separate from Tyco (“Separate Return Method”). The Separate Return Method applies the accounting guidance for income taxes to the standalone financial statements as if we were a separate taxpayer and a standalone enterprise for the periods presented. The calculation of our income taxes on a separate return basis requires a considerable amount of judgment and use of both estimates and allocations. Historically, we have primarily operated within a Tyco U.S. consolidated group as well as within a standalone Canadian entity. In certain instances, tax losses or credits generated by Tyco’s other businesses will be available to us going forward after the Distribution.

In determining taxable income for our combined financial statements, we must make certain estimates and judgments. These estimates and judgments affect the calculation of certain tax liabilities and the determination of the recoverability of certain of the deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense.

In evaluating our ability to recover deferred tax assets, we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent years and our forecast of future taxable income. In estimating future taxable income, we develop assumptions including the amount of future pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.

We currently do not have any significant valuation allowances recorded in our combined balance sheets.

The tax carryforwards reflected in our combined financial statements are based on a hypothetical stand-alone income tax return basis. The tax carryforwards include net operating losses and tax credits. The tax carryforwards are not representative of the tax carryforwards we will have available for use after being spun-off from Tyco. We anticipate that as a result of the final spin-off transactions, our post spin-off tax carryforwards will be significantly higher than those reflected in our combined financial statements. Adjustments to reflect these tax carryforwards are included in the pro forma financial information included elsewhere in this Information Statement, The utilization of the post spin-off tax carryforwards will allow us to minimize our cash tax rate consistent with our combined financial statements in the initial periods post-spin until such carryforwards are fully utilized. In addition to the post spin-off tax carryforwards, we expect to have the ability to accelerate certain tax deductions that would allow us to minimize our cash tax rate for a period of time beyond the full utilization of the post spin-off tax carryforwards.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management records the effect of a tax rate or law change on our deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on our results of operations, financial condition or cash flows.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in the United States and Canada. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. For purposes of our combined financial statements, we have computed these estimated tax liabilities on a separate return basis.

Accounting Developments

We have presented the information about accounting pronouncements not yet implemented in Note 1 (“Basis of Presentation and Summary of Significant Accounting Policies”) to our annual and quarterly combined financial statements include in this Information Statement.

BUSINESS

Overview

ADT is a leading provider of electronic security, interactive home and business automation and related monitoring services. We currently serve more than six million customers, making us the largest company of our kind in both the United States and Canada. With a 138-year history, the ADT® brand is one of the most trusted and well-known brands in the security industry today. Our broad and pioneering set of products and services, including our ADT Pulse interactive home and business solutions, and our home health services, meet a range of customer needs for modern lifestyles. Our partner network is the broadest in the industry, and includes dealers, affinity organizations like USAA and AARP and technology providers. ADT delivers an integrated customer experience by maintaining the industry’s largest sales, installation and service field force and most robust monitoring network, all backed by the support of more than 16,000 employees and approximately 200 field offices. We believe we are well positioned to continue to lead the large and growing residential and small business security market, and that our demonstrated expertise and established footprint will help us to become a leader in the evolving market for integrated security, home health monitoring, lifestyle and business productivity solutions.

For the year ended September 30, 2011, our revenue was $3.1 billion and our operating income was $693 million. The majority of the monitoring services and a large portion of the maintenance services we provide to our customers are governed by multi-year contracts with automatic renewal provisions. This provides us with significant recurring revenue, which for the year ended September 30, 2011 was approximately 89% of our revenue. We believe that the recurring nature of the majority of our revenue enables us to invest continuously in growing our business. This includes investments in technologies to further enhance the attractiveness of our solutions to current and potential customers, to continue development and training to enable our direct sales, installation, customer service and field service personnel to more effectively deliver exceptional service to our customers, to expand our dealer and partner network and to make continued enhancements to operations efficiency.

History and Developments

We were originally formed in 1874 as the American District Telegraph Company, a consortium of 57 telegraph operators. During the early part of the 20th century, we began offering fire and burglar alarm solutions. Over the years, we engaged in a variety of communications related activities and by 1987 had become one of the leading electronic security services providers. Tyco acquired us in 1997.

In 2010, we acquired our largest competitor, Broadview Security. We are in the final stages of completing the integration of Broadview Security into ADT and believe that our work to combine the businesses has resulted in meaningful synergies in sales, service, marketing and operations.

Our Strengths

ADT is a security industry leader, supported by one of the industry’s most trusted and well-known brands

We believe that we serve roughly 25% of the approximately $12.5 billion U.S. and Canadian residential and small business monitored security market, a share we believe is substantially larger than any single competitor’s. Based on internal and external market research, we believe that approximately 19% of U.S. households currently have a monitored security system. Built in part on our long-standing record of providing quality, reliable electronic security services, ADT® has become one of the most trusted and well-known brands in the security industry. We believe the strength of our brand helps to drive and support our leading market position.

We have an attractive business model which generates strong cash flows, which we can utilize to reinvest in growing and optimizing the business

In order to optimize the financial performance of our business, we focus on several key business drivers, including customer additions, costs to add a new customer, ARPU, costs incurred providing services to customers and customer tenure. We believe we have a proven track record of successfully balancing the key business drivers to optimize our returns. We use a structured customer acquisition process designed to generate new customers with attractive characteristics, high adoption of automatic payment methods and strong credit scores, which we believe results in long average customer tenure. We have contractual monitoring and maintenance agreements with our customers, many of which are extended beyond their initial term. This generates recurring revenue for us. With a large base of more than 6 million customers and growing ARPU, our highly efficient operating model drives strong cash flows that we can utilize to reinvest continually in growing and optimizing our business.

We have an experienced management team with a proven track record

Our senior management team is highly regarded in the electronic security industry and has significant experience in leadership roles. Collectively, our executive officers have an average of nearly twenty years of relevant industry and/or functional leadership experience. Our leadership team has a proven track record of growing our customer base, developing effective channels to market, reducing customer and ongoing service costs, improving operating efficiency and integrating acquired businesses such as Broadview Security.

We have industry leading solutions and services, including ADT Pulse, our pioneering interactive services platform

Our broad portfolio of security and home and small business automation solutions serves customers with a variety of needs. Our pioneering ADT Pulse offering has been recognized by external reviewers, including Electronic House and Digital Trends, as a leading interactive services platform. We believe this positions us well to continue to meet emerging customer needs and compete with both existing and new competitors.

Our nationwide footprint of branch offices, field resources and broad partner network, including our indirect dealer channel, affords us coverage and scale leverage

We have the largest branch and field network in the industry, with approximately 200 branch locations and approximately 3,800 installation and service technicians across the United States and Canada. We continue to expand and grow both our team of approximately 4,500 direct sales professionals and our network of indirect channel partners, which today includes more than 400 authorized dealers who are exclusive to ADT for security services and a wide range of partners with whom we have lead generation relationships. Our scale provides us with significant cost advantages as we are able to leverage the volume of goods and services that we purchase to drive more favorable pricing from our suppliers.

Our monitoring capabilities set us apart in the security industry today

Our network of six company-operated monitoring centers are all U.L. certified and fully redundant, allowing us to shift signal and call volume in real-time should the need arise as a result of increased signals or an emergency. Our monitoring centers handle more than 25 million signals/calls per year, and our sophisticated 24/7 staffing model allows us to flex staffing levels in response to shifting call and signal volumes across the centers. We believe this infrastructure allows us to provide superior levels of service to our customers due to our ability to provide rapid response while reducing the risk of non-response due to our redundant fail-over capabilities. We believe the knowledge that ADT is actively monitoring and responding to alarms offers greater peace of mind and benefit to our customers than unmonitored or ‘self-monitored’ solutions, which either do not provide any external notification or may notify a customer only via an unconfirmed text message or similar passive alert that may go unnoticed.

Strategies

We intend to achieve sustained, profitable growth in the markets we serve today, as well as in adjacent segments, by executing against strategies that leverage our key assets and core competencies.

Strengthen and grow the core residential business

We will continue to manage our business by optimizing the key business drivers noted above to maximize the value from our core business. We intend to grow our customer base through the expansion of our current channels and the development of new ones, by continuing to improve sales force effectiveness and by strengthening our strategic marketing and promotional tactics. We will continue to manage the costs associated with adding new customers by optimizing lead generation and conversion, working collaboratively with our solution partners to reduce hardware costs and deliver differentiated solutions and leveraging mobility tools to automate technician scheduling and deployment. We also intend to continue to increase ADT Pulse adoption rates and thereby increase our average monthly recurring revenue per customer and customer tenure. We regularly evaluate our pricing strategies to optimize pricing for our installed base and for new customers. We continue to standardize our product platform to enhance our ability to resolve customer issues remotely, which we believe will reduce ongoing service costs and increase the ease of supporting our customer base.

We also continue to implement enhancements to every customer touch point. We continue to train and incent our employees to provide high-quality service through prompt handling of calls and quick and effective resolution of customer issues. We intend to continue making ongoing improvements to enhance the customer experience, offer more options for customer self-service, including via the Internet, and create opportunities for field employees to meet our customers and hear directly how we impact customers’ lives. We believe our emphasis on customer value drives customer satisfaction and tenure, decreasing customer attrition and improving our profitability.

Invest in growth platforms, including in segments in which ADT has low market share, as well as in underpenetrated and new segments

We believe we have significant opportunity to increase our share of the monitored security market for small businesses. We intend to grow our share of small business customers by expanding our small business field sales force, which currently represents only about one third of our overall direct sales force. We plan to provide strengthened small business marketing support to this enhanced sales force, including by building a larger, more robust partner network to improve our lead generation capabilities and by assisting in marketing additional value-added services, including ADT Pulse.

Additionally, we believe monitored security services are underpenetrated in North American households. Based on internal and external market research studies, we estimate current monitored electronic security penetration to be approximately 19% of U.S. households, significantly lower than other home services such as video and Internet that are in 60-85% of households. We intend to increase penetration of residential security services through the development of new solutions and enhanced offerings that attract new customers to enter the market. In addition, through our efficient operating model we believe we can significantly reduce the cost of basic security installation and services, opening up the potential for a much larger portion of households to purchase monitored security.

We also intend to explore other adjacent markets that leverage our existing assets and core competencies. Where appropriate, we will supplement our organic growth efforts with bolt-on acquisitions, leveraging the expertise we have developed in effectively integrating acquired businesses.

Our Brands and Services

Our key brands are ADT®, ADT PulseTM and Companion Service®. We believe our brands are some of the most respected, trusted and well-known brands in the electronic security industry. The strength of our brands is built upon our long-standing record of providing quality, reliable electronic security services. Due to the importance that customers place on reputation and trust when purchasing home and small business security, we believe the strength of our brand is a key contributor to our success.

Our electronic security offering involves the installation and monitoring of residential and small business security systems designed to detect intrusion, control access and react to movement, smoke, carbon monoxide, flooding, temperature and other environmental conditions and hazards, as well as to address personal emergencies, such as injuries, medical emergencies or incapacitation. We believe the breadth of our solutions allows us to meet a wide variety of customer needs. Our electronic security systems connect, upon the occurrence of a triggering event, to one of our state-of-the-art monitoring centers. Depending upon the type of service contract and the response specified by the customer, our skilled monitoring center personnel respond to alarms by relaying appropriate information to local fire or police departments and notifying the customer or others on the customer’s emergency contact list. Additional action may be taken by call center associates as needed, depending on the specific situation and recorded customer preferences.

Through the introduction of ADT Pulse we have pioneered interactive technologies that allow our customers to remotely monitor and manage their homes and small business environments through their electronic security systems. Depending on the service plan that they purchase and the type and level of product installation, customers can remotely access information regarding the security of their home or business, arm and disarm their security system, adjust lighting or thermostat levels or view real-time video from cameras covering different areas of their premises, all via secure access from web-enabled devices (such as smart phones, laptops and tablet computers) and a customized web portal. ADT Pulse also allows customers to create customized schedules and automation for managing lights, thermostats and appliances, and can be programmed to perform certain functions, such as recording and viewing live video and sending text messages, based on triggering events.

Many of our customers are driven to purchase monitored security as a result of a perceived or actual increase in crime or other life safety concerns in their neighborhood, such as a break-in or fire nearby, or as a result of a move to new home and/or neighborhood. These life events tend to heighten interest in solutions which can enhance safety and security and provide customers with greater peace of mind. We believe many of our customers purchase security systems and monitoring services as a result of encouragement by their insurance carriers, who often offer lower insurance premium rates if a security system is installed or may require that a system be installed as a condition of coverage.

The majority of our customers use standard land-line telephone service as the primary communication method for alarm signals from their sites. However, as the use of land-line telephone service has decreased, the ability to provide alternative communication methods from a customer’s control panel to our central monitoring stations has become increasingly important. We currently offer a variety of alternate and back-up alarm transmission methods including cellular, digital radio and broadband Internet.

Under our Companion Services brand, we provide monitoring center supported personal emergency response system, or PERS, products and services which leverage our safety monitoring infrastructure to provide customers with solutions that help sustain independent living, encourage better self-care activities and improve communication of critical health information. Our core PERS offering consists of a console unit and a wireless transmitter generally worn as a necklace or wristband by the client. In the event of an emergency the transmitter allows the client to summon assistance via a two-way voice system that connects the client’s home telephone with our emergency response center, where dedicated PERS monitoring specialists relay information to the appropriate local emergency responder, including police and fire departments. We offer customers the option to install the PERS unit themselves or to have one of our trained field staff perform the unit set-up.

In addition to monitoring services, we provide technical services to our customer base for routine maintenance and the installation of upgraded or additional equipment. More than half of our customer base is enrolled in a service plan which generates incremental recurring monthly revenue. Purchasers of our electronic systems typically contract for ongoing security system monitoring and maintenance at the time of initial equipment installation.

Most of the monitoring services and a large portion of the maintenance services that we provide to our customers are governed by multi-year contracts with automatic renewal provisions that provide us with recurring monthly revenue. Under our typical service agreement, the customer pays the initial installation fee and is then obligated to make monthly payments for the remainder of the initial contract term. The standard agreement term is three years (two years in California), with automatic renewals for successive 30-day periods unless cancelled by either party. If a customer cancels or is otherwise in default under the contract prior to the end of the initial contract term, we have the right under the contract to receive from the customer an amount equal to a percentage of all remaining monthly payments. Monitoring services are generally billed monthly or quarterly in advance. More than half of our customers pay us through automated payment methods, with a significantly higher percentage of new customers opting for these payment methods. We periodically adjust the standard monthly monitoring rate charged to new customers. From time to time, we also may adjust the monthly rates of our existing customers.

Our Customers and Marketing

We serve more than 6 million residential and small business customers throughout the United States and Canada. Our residential customers are typically owners of single-family homes, while our small business customers include, among others, retail businesses, small-scale commercial facilities and offices of professional service providers and similar businesses. We manage our existing customer base to maximize customer lifetime value, which includes continually evaluating our pricing and service strategies, managing our costs to provide service to customers and achieving long customer tenure. Our ability to increase ARPU is derived from, and largely dependent on, our continued introduction of additional features and services that increase the value of our offerings to customers.

To support the growth of our customer base and to improve awareness of our brands, we market our electronic security systems and services through national television advertisements, Internet advertising, including paid search, yellow pages, direct mail and social media tools. We continually work to optimize our marketing spend through a lead modeling process whereby we flex and shift our spending based on lead flow and measured marketing channel effectiveness. We utilize a variety of third-party referral providers, who generate leads and sales referrals for both our direct sales team and our authorized dealers. Our partner lead generation methods include agreements with affinity organizations such as USAA and AARP, third-party referral companies and, in some instances, co-branding arrangements.

We are constantly trialing new customer lead methods and channels in an effort to increase our customer base and drive greater penetration within homes and small businesses without sacrificing customer quality. We continually explore opportunities to provide ADT-branded solutions through additional channels, including telecommunications companies, broadband and cable companies, retailers and public and private utilities.

Sales and Distribution Channels

We utilize a network of complementary distribution channels that includes a mix of direct and indirect. In our fiscal year 2011, we generated just over half of our new customers through our internal sales force, including our phone and field teams, supported by our direct response marketing efforts. We generated our remaining new customers in fiscal year 2011 through our authorized dealer program and, to a small extent, through agreements with leading homebuilders and related partners. As opportunities arise, we may engage in selective bulk account purchases, which typically involve the purchase of a set of customer accounts from other security service providers, sometimes including competitors.

Our national sales call center (inbound and outbound) closes sales from prospective customers generated through national marketing efforts and lead generation channel partners. Our highly trained telephone sales associates work to understand customer needs and then direct customers to the most suitable sales approach. We close a sale over the phone if appropriate, while balancing the opportunity for up-sales and customer education that occurs when a sales representative works with the customer in their home or business to fully understand their individual needs. When the sale is best handled in the customer’s home or business, the sales center associate can schedule a field sales consultant appointment in real-time.

Our field sales force of approximately 4,000 sales consultants generates sales from residential and small business customers, through both company generated leads and leads generated by our field sales force through customer referrals and other lead “self-generation” methods. Our field sales consultants undergo an in-depth screening process prior to hire. Each sales consultant completes comprehensive centralized training prior to conducting customer sales presentations and participates in ongoing training in support of new offerings and the use of our structured model sales call. We utilize a highly structured sales approach, which includes, in addition to the structured model sales call, weekly monitoring of sales activity and effectiveness metrics and regular coaching by our sales management teams.

Our extensive dealer network, which consists of more than 400 authorized dealers operating across the United States and Canada, extends our reach by aligning us with select independent security sales and installation companies. These authorized dealers agree to exclusivity with us for security related services. We train and monitor each dealer to help ensure the dealer’s financial stability, use of sound and ethical business practices and delivery of reliable and consistent high-quality sales and installation methods. Authorized dealers are required to adhere to the same high quality standards for sales and installation as company-owned field offices. We provide dealers with a full range of services designed to assist them in all aspects of their business.

Typically, our authorized dealers are contractually obligated to offer exclusively to us all qualified alarm accounts they generate, but we are not obligated to accept these accounts. We pay our authorized dealers for the services they provide in generating qualified monitored accounts. In those instances when we reject an account, we generally still provide alarm monitoring services for that account by means of a monitoring services agreement with the authorized dealer. Like our direct sales contracts, dealer generated customer contracts typically have an initial term of three years (two years in California) with automatic renewals for successive 30-day periods unless cancelled by either party. If an accepted alarm account is canceled during an initial guarantee period, generally 12 to 15 months, the dealer is required to provide an account with equivalent economic characteristics or to refund our payment for their services for generating the account.

Additions to our customer base typically require an upfront investment, consisting primarily of direct materials and labor to install the security systems, direct sales costs, indirect sales costs, marketing costs and administrative costs related to installation activities. The economics of our installation business varies slightly depending on the customer acquisition channel. We operate our business with the goal of retaining customers for long periods of time in order to recoup our initial investment in new customers, achieving cash flow break-even in slightly less than three years.

Field Operations

We serve our customer base from approximately 200 field offices located throughout the United States and Canada. From these locations our staff of approximately 3,800 installation and service technicians provides security system installations and field service and repair. We staff our field offices to efficiently and effectively make sales calls, install security systems and provide service support based on customer needs and our evaluation of growth opportunities in each market. We maintain the relevant and necessary licenses related to the provision of installation and security and related services in the jurisdictions in which we operate.

Monitoring Facilities and Support Services

We operate six fully redundant monitoring facilities located across the United States and Canada. We employ approximately 3,500 monitoring center customer care professionals, who are required to complete extensive initial training and receive ongoing training and coaching. All monitoring facilities hold U.L. listings as protective signaling services stations. U.L. specifications for monitoring centers cover building integrity, back-up computer and power systems, staffing and standard operating procedures. Insurers of certain customers require U.L. listing of the monitored security provider as a condition of insurance coverage. In the event of an emergency at one of our monitoring facilities (e.g., fire, tornado, major interruption in telephone or computer service or any other event affecting the functionality of the facility), all monitoring operations can be automatically transferred to another monitoring facility. All of our monitoring facilities operate 24 hours a day on a year-round basis. Incoming alarm signals are routed via an internal communications network to the next available operator, which allows for real-time load sharing across these facilities.

Customer Care

We maintain a service culture aimed at “Creating Customers for Life” because developing customer loyalty and continually increasing customer tenure is an important value driver for our business. To maintain our high standard of customer service, we provide ongoing high quality training to call center and field employees and to dealer personnel. We also continually measure and monitor key operating and financial metrics, including customer satisfaction oriented metrics across each customer touch point.

Customer care specialists answer non-emergency inquiries regarding service, billing and alarm testing and support. Our monitoring centers provide customers with telephone and Internet coverage 24-hours a day on a year-round basis. To ensure that technical service requests are handled promptly and professionally, all requests are routed through our customer contact centers. Customer care specialists help customers resolve minor service and operating issues related to security systems and in many cases are able to remotely resolve customer concerns. We continue to implement new customer self-service tools via interactive voice response systems and the Internet, which will provide customers additional choices in managing their services.

Suppliers

We purchase equipment and components of our products from a limited number of suppliers and distributors. We maintain minimal inventories of equipment and components at each field office. Generally our third-party distributors maintain safety stock of certain key items to cover any minor supply chain disruptions. We also utilize dual sourcing methods to minimize the risk of a disruption from a single supplier. We do not anticipate any major interruptions in our supply chain.

Industry and Competition

We estimate that the market for residential and small business electronic security system sales, installation, monitoring and service in the United States and Canada was approximately $12.5 billion in 2011 and that it has grown at a compound annual growth rate of approximately 2% per year over the past five years. We believe the primary factors driving industry growth include heightened concerns about crime, especially for an aging population that is increasingly concerned about security related to break-ins and theft of high-value items. A combination of increasing customer interest in lifestyle and business productivity and technology advancements which are decreasing the cost of Internet Protocol-enabled security equipment is supporting the increasing penetration of interactive services and home/business automation.

The security systems market in the United States and Canada is highly competitive and fragmented, with a number of major firms and thousands of smaller regional and local companies. The high fragmentation of the industry is primarily the result of relatively low barriers to entering the business in local geographies and the availability of wholesale monitoring (whereby smaller companies outsource their monitoring to operations that provide monitoring services but do not maintain the customer relationship). We believe that our principal competitors within the residential and small business security systems market are Protection One, Inc., Monitronics International, Inc. and Vivint, Inc.

Success in acquiring new customers in the residential and small business security markets is dependent on a variety of factors, including company brand and reputation, market visibility, service and product capabilities, quality, price and the ability to identify and sell to prospective customers. Competition is often based primarily on price in relation to value of the solutions and service. Rather than compete purely on price, we emphasize the quality of our electronic security services, the reputation of our industry leading brands and our knowledge of customer needs, which together allow us to deliver an outstanding customer experience. In addition, we are increasingly offering added features and functionality, such as those in our ADT Pulse interactive services offering, which provide new services and capabilities which serve to further differentiate our offering and support a pricing premium.

As we move into the interactive services and home automation space, we face new competition from competitors such as cable and telecom companies. However, we believe our robust field force, including our nationwide team of in-home sales consultants, our solid reputation for and expertise in providing reliable security and monitoring services through our in-house network of fully redundant monitoring centers and our highly skilled installation and service organization position us well to compete with these new competitors.

In the PERS market our primary competition is Phillips/Lifeline. We believe we have the opportunity to enhance our position in this segment, and that as the demographics of the United States and Canada continue to change towards an increasingly older population, the market is poised to experience significant growth.

Seasonality

Our business experiences a certain level of seasonality. Because more household moves take place during the second and third calendar quarters of each year, our disconnect rate is typically higher in those quarters than in the first and fourth calendar quarters. There is also a slight seasonal effect on our new customer installation volume and related cash expenses incurred in investment in new subscribers; however, other factors, such as the level of marketing expense, can offset any seasonality effects. In addition, due to weather related incidences during the summer months, we can see increased servicing costs related to higher alarm signals and customer service requests as a result of customer power outages and related issues.

Intellectual Property

Patents, trademarks, copyrights and other proprietary rights are important to our business. We also rely upon trade secrets, continuing technological innovations and licensing arrangements to maintain and improve our competitive position. We review third-party proprietary rights, including trademarks, patents and patent applications, in an effort to develop an effective intellectual property strategy, avoid infringement of third-party proprietary rights, identify licensing opportunities and misappropriation of our proprietary rights and monitor the intellectual property claims of others. In addition, we typically enter into confidentiality agreements with our employees and third parties to protect our intellectual property.

We own a portfolio of patents that relate to a variety of security technologies utilized in our business, including security panels and sensors and video and information management solutions. We also own a portfolio of trademarks, including ADT®, ADT PulseTM, ADT Always There®, Companion Service® and Creating Customers for Life®, and are a licensee of various patents and trademarks, including from our third-party suppliers and technology partners. Due to the importance that customers place on reputation and trust when making a decision on a security provider, our brand is critical to our business. Patents for individual products extend for varying periods according to the date of patent filing or grant and the legal term of patents in the various countries where patent protection is obtained. Trademark rights may potentially extend for longer periods of time and are dependent upon national laws and use of the marks.

Employees

As of December 30, 2011, we employed more than 16,000 people. Approximately 10% of our field employees are covered by collective bargaining agreements. We believe that our relations with our employees and labor unions are good.

Facilities and Equipment

We operate through a network of approximately 200 sales and service offices, six monitoring facilities, four customer and field support locations and two national sales call centers, located throughout the United States and Canada. These properties total approximately three million square feet, the majority of which is leased. We lease approximately 3,800 vehicles which are used in the installation and service activities of our business.

Our corporate headquarters is located in Boca Raton, FL. We are currently co-located in the same facility as Tyco and, pursuant to the ADT Separation and Distribution Agreement, we have agreed to share the facility with Tyco for the duration of the lease term. However, we intend to be in segregated space within the facility, with each company having its own entrance, security and maintenance systems. We have agreed to lease this space directly from the third-party building owner at market rates for a 12-year period from the distribution date. Post-separation we expect to maintain certain transition arrangements with Tyco related to our monitoring, information technology and branch operations. See “Certain Relationships and Related Party Transactions—Agreements with Tyco.”

The following table shows our significant facilities:

Location	Approximate Square Footage	Owned or Leased
Rochester, NY Customer Monitoring Center	40,000	Owned
Rochester, NY National Dispatch Center	45,000	Leased
Jacksonville, FL Customer Monitoring Center	39,000	Owned
Jacksonville, FL Field Support Center	29,000	Owned
Jacksonville, FL Account Service Center	65,000	Leased
Jacksonville, FL National Sales Center	33,000	Owned
Irving, TX Customer Monitoring Center and Field Support Center	89,000	Owned
Irving, TX National Sales Center	40,000	Leased
Knoxville, TN Customer Monitoring Center	54,000	Owned
Aurora, CO Field Support Center	21,000	Leased
Calgary, Alberta Customer Monitoring Center	31,000	Leased
Montreal, Quebec Customer Monitoring Center	41,000	Leased
Corporate Headquarters
Boca Raton, FL	90,000	Leased

Government Regulation and Other Regulatory Matters

Our operations are subject to numerous federal, state and local laws and regulations in the United States and Canada in areas such as consumer protection, government contracts, trade, environmental protection, labor and employment, tax, licensing and others. For example, most U.S. states in which we operate have licensing laws directed specifically toward the alarm industry. In certain jurisdictions, we must obtain licenses or permits in order to comply with standards governing employee selection, training and business conduct.

We also currently rely extensively upon the use of wireline and wireless telephone service to communicate signals, and wireline and wireless telephone companies in the United States are regulated by the federal and state governments. The Federal Communications Commission and state public utilities commissions regulate the operation and use of wireless telephone and radio frequencies. While the usage of wired phone service has been decreasing, we believe we are well positioned to respond to these trends with alternate transmission methods, including cellular, digital radio and broadband Internet technologies. Our advertising and sales practices are regulated by the U.S. Federal Trade Commission and state consumer protection laws. In addition, we are subject to certain administrative requirements and laws of the jurisdictions in which we operate. These laws and regulations may include restrictions on the manner in which we promote the sale of our security alarm services and require us to provide most purchasers of our services with three-day or longer rescission rights.

Some local government authorities have adopted or are considering various measures aimed at reducing false alarms. Such measures include requiring permits for individual alarm systems, revoking such permits following a specified number of false alarms, imposing fines on alarm customers or alarm monitoring companies for false alarms, limiting the number of times police will respond to alarms at a particular location after a specified number of false alarms, requiring additional verification of an alarm signal before the police respond or providing no response to residential system alarms.

The alarm industry is also subject to requirements, codes and standards imposed by various insurance, approval and listing and standards organizations. Depending upon the type of customer, security service provided and requirements of the applicable local governmental jurisdiction, adherence to the requirements, codes and standards of such organizations is mandatory in some instances and voluntary in others.

These and other laws and regulations impact the manner in which we conduct our business, and changes in legislation or government policies can affect our operations, both positively and negatively.

Legal Proceedings

We have been named as a defendant in two putative class actions that were filed on behalf of purported classes of persons who claim to have received unsolicited “robocalls” in contravention of the U.S. Telephone Consumer Protection Act (“TCPA”). These lawsuits were brought by plaintiffs seeking class action status and monetary damages on behalf of all plaintiffs who allegedly received such unsolicited calls, claiming that millions of calls were made by third party entities on our behalf. We assert that such entities were not retained by us nor authorized to make calls on our behalf. These matters have been consolidated in the United States District Court for the Northern District of Illinois into one civil action. Each violation under the TCPA provides for $500 in statutory damages ($1,500 if a willful violation is shown). We believe that ADT has meritorious defenses to these claims and, accordingly, intends to vigorously defend against these actions. We have made no provision for this contingency as a reasonable estimate of loss cannot be made at this time.

In addition, we are subject to various claims and lawsuits in the ordinary course of our business, including from time to time contractual disputes, product and general liability claims, claims that we have infringed the intellectual property rights of others, claims related to alleged security system failures and consumer class actions. We have recorded accruals for losses that we believe are probable to occur and are reasonably estimable. See Note 9 (“Commitments and Contingencies”) to our combined financial statements for further information. While the ultimate outcome of these matters cannot be predicted with certainty, we believe that the resolution of any such proceedings, will not have a material adverse effect on our financial condition, results of operations or cash flows.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information as of June 25, 2012, concerning our executive officers and directors, including a five-year employment history and any directorships held in public companies following the spin-off.

Name	Age	Position with ADT
David Bleisch	52	Chief legal counsel
Don Boerema	54	Chief corporate development officer
Thomas Colligan	67	Director
Timothy Donahue	63	Director
Robert Dutkowsky	57	Director
Mark Edoff	54	Senior vice president, business operations optimization
Bruce Gordon	66	Director
Anita Graham	41	Chief human resources and administrative officer
Stephen Gribbon	56	Senior vice president, sales
Naren Gursahaney	50	Chief executive officer and director
Bridgette Heller	50	Director
Kathleen Hyle	53	Director
Shawn Lucht	45	Senior vice president, operations
Kathryn Mikells	46	Chief financial officer
Dinesh Paliwal	53	Director
Tony Wells	47	Chief marketing and customer officer

David Bleisch – David Bleisch will serve as our chief legal counsel. Mr. Bleisch currently serves as Vice President and General Counsel of Tyco’s ADT North American Residential business segment. He also manages the intellectual property legal group for all of Tyco’s operating segments worldwide. Mr. Bleisch joined Tyco in 2005 as Vice President and General Counsel of ADT North America and deputy general counsel of Tyco Fire & Security. Prior to joining Tyco, Mr. Bleisch was Senior Vice President, General Counsel and Secretary of The LTV Corporation in Cleveland, Ohio. Prior to joining LTV, Mr. Bleisch was a partner in the law firm of Jackson Walker LLP, where he served as a corporate transactional attorney before transitioning to commercial trial work. He has a Bachelor of Arts from Carleton College and a Juris Doctor degree from Boston College Law School.

Don Boerema – Don Boerema will serve as our chief corporate development officer. Mr. Boerema joined Tyco Security Solutions in November 2007 and currently serves as Chief Marketing Officer for ADT North America Residential/Small Business. In his role, Mr. Boerema oversees all strategic marketing and communications and leads all advertising and online interactive marketing initiatives across ADT North America. Most recently, he was responsible for the product development and nationwide advertising campaign for ADT Pulse Interactive Solutions. Prior to joining Tyco Security Solutions, he served as President and Chief Operating Officer for FDN, a privately held telecommunications company, where he was responsible for all aspects of sales, marketing, network operations engineering and customer care. He also served as Senior Vice President of Business Solutions for AT&T and led sales and marketing for McCaw Cellular Communications. Before joining McCaw, Mr. Boerema held management positions with Pepsi Cola Company and began his career at Procter & Gamble. Mr. Boerema holds Bachelor of Science and Master of Business Administration degrees from Eastern Illinois University in Charleston.

Thomas Colligan – Thomas Colligan is expected to join our board of directors immediately following the separation. Mr. Colligan served as Vice Dean of the Wharton School’s Aresty Institute of Executive Education at the University of Pennsylvania, where he was responsible for the non-degree executive education programs from July 2007 until his retirement in June 2010. Prior to that he was a managing director at Duke Corporate Education for two years. From 2001 to 2004, Mr. Colligan was Vice Chairman of PricewaterhouseCoopers LLP

(“PwC”) and he served PwC in other capacities, including Partner, from 1969 to 2004. Mr. Colligan is also presently a director of CNH Global, a manufacturer of construction and farming equipment, from 2011; Office Depot, a distributor of office supplies, from 2010; and the private company Targus, from 2010. He previously served on the boards of Schering Plough Corporation from 2005 to 2009; Educational Management Corporation from 2006 to 2007; and Anesiva, Inc. from 2004 to 2008. Mr. Colligan has a Bachelor of Science degree in Accounting from Fairleigh Dickinson University. Mr. Colligan is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants. Mr. Colligan’s qualifications to serve on our board include his experience with audit and financial issues.

Timothy Donahue – Timothy Donahue is expected to join our board of directors immediately following the separation. Prior to his retirement, Mr. Donahue was Executive Chairman of Sprint Nextel Corporation from August 2005 to December 2006. He served as President and Chief Executive Officer of Nextel Communications, Inc from 1999. He began his career with Nextel in January 1996 as President and Chief Operating Officer. Before joining Nextel, Mr. Donahue served as Northeast Regional President for AT&T Wireless Services operations from 1991 to 1996. Prior to that, he served as President for McCaw Cellular’s paging division in 1986 and was named McCaw’s President for the U.S. central region in 1989. He is also a director of the Eastman Kodak Company, Covidien Ltd. (where he is the lead director) and NVR Inc., and non-executive chairman of the private company UCT Coatings, Inc., and served as a director of Tyco International Ltd from 2008 to 2012. Mr. Donahue is a graduate of John Carroll University, with a BA degree in English Literature. Mr. Donahue’s qualifications to serve on the board include his extensive experience and demonstrated leadership in the wireless communications industry, his experience in service-oriented industries and his experience as an executive and board member of several publicly traded companies.

Robert Dutkowsky – Robert Dutkowsky is expected to join our board of directors immediately following the separation. Mr. Dutkowsky is the Chief Executive Officer of Tech Data since October 2006. Prior to joining Tech Data, Mr. Dutkowsky served as President, CEO, and Chairman of the Board of Egenera, Inc from 2004 until 2006, and served as President, CEO, and Chairman of the Board of J.D. Edwards & Co., Inc. from 2002 until 2004. He was President, CEO, and Chairman of the Board of GenRad, Inc. from 2000 until 2002. Starting in 1997, Mr. Dutkowsky was Executive Vice President, Markets and Channels, at EMC Corporation before being promoted to President, Data General, in 1999. He began his career at IBM where he served in several senior management positions. Mr. Dutkowsky has also served on the Board of Directors of Sepaton, Inc, a privately held data protection company, since 2004. Mr. Dutkowsky holds a B.S. degree in Industrial and Labor Relations from Cornell University. Mr. Dutkowsky’s qualifications to serve on our board include his extensive executive experience with technology companies and solutions providers.

Mark Edoff – Mark Edoff will serve as our senior vice president of business operations optimization. Mr. Edoff is currently the Vice President and Chief Financial Officer of Tyco’s ADT North American Residential business segment. Mr. Edoff joined Tyco in 2003 as Vice President and Corporate Controller for the former Tyco Fire & Security business; in 2004 Mr. Edoff assumed the role of Chief Financial Officer for ADT North America, which included responsibility for the combined residential and commercial security business. Prior to joining Tyco and ADT, Mr. Edoff served as the Director of Finance and Principal Accounting Officer for The Gillette Company. Before joining Gillette, Mr. Edoff had a 15-year career with KPMG, where he was a Partner in the Assurance practice. Mr. Edoff has a bachelor’s degree in business from Northeastern University, and is a Certified Public Accountant.

Bruce Gordon – Bruce Gordon is expected to join our board of directors immediately following the separation. From August 2005 through April 2007, Mr. Gordon served as President and Chief Executive Officer of the NAACP. Until his retirement in December 2003, Mr. Gordon was the President of Retail Markets at Verizon Communications, Inc., a provider of wireline and wireless communications. Prior to the merger of Bell Atlantic Corporation and GTE, which formed Verizon in July 2000, Mr. Gordon fulfilled a variety of positions at Bell Atlantic Corporation, including Group President, Vice President, Marketing and Sales, and Vice President, Sales. Mr. Gordon graduated from Gettysburg College and received an M.S. from Massachusetts Institute of

Technology. Mr. Gordon also serves as a director of CBS Corporation and Northrop Grumman Corporation. Previously, Mr. Gordon served as a director of Southern Company, an electricity generating company, from 1994 to 2006, and as a director of Tyco International Ltd from 2003 to 2012. Mr. Gordon’s qualifications to serve on the board include his significant leadership experience as the head of a large non-profit, his in-depth experience as an executive in the service- oriented communications industry and his corporate governance experience as a director of several publicly traded companies.

Anita Graham – Anita Graham will serve as our chief human resources and administrative officer. Ms. Graham currently serves as Vice President of Human Resources for Tyco’s ADT North American Residential business segment. Prior to joining Tyco in March 2011, Ms. Graham served as Executive Vice President and Chief Administrative Officer at Shire Pharmaceuticals. She was part of the executive leadership team that transformed the company from a small pharmaceutical company with revenue of $1.3 billion and operations in seven countries into a leading global biopharmaceutical company, with revenue of almost $4 billion and operations in nearly 40 countries. Ms. Graham was responsible for a broad range of functions at Shire, including information technology, human resources, corporate communications, procurement, real estate, safety and corporate security. Before entering the life-sciences industry, Ms. Graham worked in the investment management industry, where she held various global human resources leadership roles. She holds a Bachelor of Science from Cornell University and a Master of Business Administration from New York University.

Stephen Gribbon – Stephen Gribbon will serve as our senior vice president, sales. Mr. Gribbon currently serves as the Group Vice President of Sales for ADT North America Residential/Small Business. In his current role, Mr. Gribbon oversees all direct, indirect, dealer, home health and custom home sales channels as well as strategic partnerships. Mr. Gribbon joined ADT Security Services in 1995 as Senior Vice President, Dealer Development, and then moved into the role of Vice President, Residential Sales, before assuming his current position in 2008. Prior to joining ADT Security Services, Mr. Gribbon held the position of Senior Vice President of The Alert Centre, Inc. and served as President of Gray, Inc., one of North Carolina’s largest commercial security services company. Mr. Gribbon studied business administration at the University of North Carolina, Chapel Hill.

Naren Gursahaney – Naren Gursahaney will serve as our chief executive officer and an executive member of our board of directors. Mr. Gursahaney currently serves as President of Tyco’s ADT North American Residential business segment. Prior to the restructuring of the segment in fiscal year 2012, Mr. Gursahaney was the President of Tyco Security Solutions, the world’s largest electronic security provider to residential, commercial, industrial and governmental customers and the largest operating segment of Tyco. Mr. Gursahaney joined Tyco in 2003 as Senior Vice President of Operational Excellence for Tyco. He then served as President of Tyco Engineered Products and Services and President of Tyco Flow Control prior to being named to his current role in 2007. Prior to joining Tyco, Mr. Gursahaney was President and Chief Executive Officer of GE Medical Systems – Asia, where he was responsible for the company’s $1.6 billion sales and services business in the Asia-Pacific region. During his 10-year career with GE, Mr. Gursahaney held senior leadership roles in services, marketing and information management. His career also includes positions with Booz Allen & Hamilton and Westinghouse Electric Corporation. Mr. Gursahaney holds a Bachelor of Science from The Pennsylvania State University and a Master of Business Administration from the University of Virginia.

Bridgette Heller – Bridgette Heller is expected to join our board of directors immediately following the separation. Ms. Heller has been Executive Vice President of Merck & Co, Inc and President of Merck Consumer Care from 2010. Prior to joining Merck, Ms. Heller was President, Johnson & Johnson, Global Baby Business Unit from 2007-2010 and President, Johnson & Johnson, Global Baby Kids and Wound Care from 2005 to 2007. Prior to joining Johnson & Johnson, she was the Founder and Managing Partner at Heller Associates from 2004 to 2005. She served as the Chief Executive Officer of Chung’s Foods Inc. Ms. Heller spent seventeen years with Kraft Foods, from September 1985 to September 2002, including Executive Vice President and General Manager for the North American Coffee portfolio. She served as a Director of PCA International Inc from March 1998 until October 2005. Ms. Heller received her B.A. from Northwestern University and her MBA from the J. L. Kellogg Graduate School of Management at Northwestern University. Ms. Heller’s qualifications to serve on our board include her significant experience in leadership positions at consumer products companies.

Kathleen Hyle – Kathleen Hyle is expected to join our board of directors immediately following the separation. From 2008 until its 2012 merger with Exelon, Ms. Hyle was Senior Vice President and Chief Operating Officer of Constellation Energy. From June 2007 to November 2008, Ms. Hyle served as Chief Financial Officer for Constellation Energy Nuclear Group and for UniStar Nuclear Energy, LLC, a strategic joint venture between Constellation Energy and Électricité de France. Ms. Hyle held the position of Senior Vice President of Finance for Constellation Energy from 2005 to 2007 and Senior Vice President of Finance, Information Technology, Risk and Operations for Constellation New Energy from January to October 2005. Prior to joining Constellation Energy, Ms. Hyle served as the Chief Financial Officer of ANC Rental Corp., the parent company of Alamo Rent-A-Car and National Rent-A-Car; Vice President and Treasurer of Auto-Nation, Inc.; and Vice President and Treasurer of Black and Decker Corporation. Ms. Hyle has been a director of AmerisourceBergen, a pharmaceutical services provider, since 2010. On June 25, 2012, Ms. Hyle was appointed a director for Bunge Limited, effective July 2, 2012. Ms. Hyle currently serves on the Executive and Finance Committee of the Board of Trustees of Center Stage in Baltimore, MD and on the Board of Sponsors for the Loyola University Maryland Sellinger School of Business and Management. Ms. Hyle graduated from Loyola College. Ms. Hyle’s qualifications to serve on our board include her experience as a leader in developing the business and financial strategy of retail divisions.

Shawn Lucht – Shawn Lucht will serve as our senior vice president, operations. Mr. Lucht joined Tyco in 2010 as part of the Broadview Security acquisition and currently serves as the Group Vice President of Operations for ADT North America Residential/Small Business. In his current role, Mr. Lucht is responsible for installation, service, field administration, customer care (including monitoring centers) and customer eServices. During his 20-year career with Tyco and Broadview, Mr. Lucht has held a variety of senior leadership positions including Executive Vice President of Operations and Senior Vice President for Strategy and Corporate Development at Broadview Security (formerly Brink’s Home Security). Mr. Lucht holds a Bachelor of Arts and Master of Business Administration degrees from the University of Texas at Arlington.

Kathryn Mikells – Kathryn Mikells will serve as our chief financial officer, having joined ADT in April 2012. Previously, Ms. Mikells was Executive Vice President and Chief Financial Officer for Nalco Holding Company, which merged with EcoLab Inc. in December 2011. Ms. Mikells served as Executive Vice President and Chief Financial Officer of UAL Corporation, parent company of United Airlines, from 2008 until UAL’s 2010 merger with Continental Airlines. During her sixteen years with UAL Corporation, Ms. Mikells held a variety of other senior leadership roles, including Vice President of Investor Relations, Vice President of Financial Planning and Analysis, Vice President and Treasurer, Vice President of Corporate Real Estate, Director of Corporate Planning and Chief Financial Officer of Mileage Plus, United’s loyalty program. Before joining UAL Corporation, Ms. Mikells spent six years in financial services for companies such as GE Capital Corporate Finance and Household International. She holds a master’s of business from the University of Chicago and a bachelor’s of science degree in finance from the University of Illinois Urbana-Champaign. Ms. Mikells also serves as a director of The Hartford Financial Services Group, Inc. and The Weitz Company.

Dinesh Paliwal – Dinesh Paliwal is expected to join our board of directors immediately following the separation. Mr. Paliwal currently serves as Chairman of the Board, Chief Executive Officer and President of Harman International, a company that designs, manufactures and markets a wide range of audio and information solutions for the automotive, consumer and professional market. Prior to joining Harman in 2008, Mr. Paliwal served as a member of the Group Executive Committee of ABB Ltd. a provider of industrial automation, power transmission systems and services, from January 2001 until June 2007. Mr. Paliwal also served as President of Global Markets and Technology of ABB Ltd. from January 2006 until June 2007, as Chairman and Chief Executive Officer of ABB North America from January 2004 until June 2007, and as President and Chief Executive Officer of ABB Automation Technologies Division from October 2002 to December 2005. Mr. Paliwal earned a Masters degree in Engineering from the Indian Institute of Technology (IIT Roorkee), a Masters degree in Applied Science and Engineering and a Masters degree in Business Administration, both from Miami University (Ohio). Mr. Paliwal also serves as a member of the Trilateral Commission established to foster closer cooperation among the US, Europe and Japan, and as a member of the Board of Directors of the International Institute for the Study of Cross-Border M&A, an international joint venture to promote the high-level study and analysis of cross-border mergers, acquisitions and strategic investments, and the Business

Roundtable. Mr. Paliwal served on the board for Embarq Corporation until its merger with CenturyTel and was a director of Tyco International Ltd from 2011 to 2012. He has served previously as Chairman of ABB India Ltd., a publicly listed company in India and as Chairman of the US National Foreign Trade Council in Washington, DC. He has served as a Director for the US China Business Council, the US India Business Council, and the International Swimming Hall of Fame. He also served for three years as Economic Advisor to the Governor of Guangdong Province, China. Mr. Paliwal’s qualifications to serve on the board include his extensive leadership and governance experience as a public company chief executive officer, and his engineering and financial background.

Tony Wells – Tony Wells will serve as our chief marketing and customer officer. Mr. Wells joined ADT in May 2012 from 24 Hour Fitness, where he was Executive Vice President and Chief Marketing Officer, responsible for all marketing communications, public relations, 24hourfitness.com, member services and retail products and services. Prior to joining 24 Hour Fitness in 2007, Mr. Wells held leadership roles at Visa USA, including Vice President, Client Services and Vice President, Partnership Marketing. Mr. Wells also served in various sales and marketing positions with SFX Sports Group, Mills Corporation and Nissan North America. A former Marine infantry officer, Mr. Wells holds a Bachelor of Science degree from the United States Naval Academy and a management certificate from Johns Hopkins University.

Our Board of Directors Following the Spin-Off and Director Independence

After the spin-off, we expect to have a board of directors initially consisting of eight directors. Our proposed certificate of incorporation will provide that there be no fewer than one nor more than ten directors.

Most of our directors are expected to be independent, non-employee directors who meet the criteria for independence required by the NYSE. We expect that our board of directors will determine that most of our non-employee directors satisfy the NYSE standards to qualify as independent directors as well as any additional independence standards established by the board of directors.

Committees of Our Board of Directors

Effective upon the completion of the Distribution, our board of directors will have the following committees, each of which will operate under a written charter that will be posted to our website prior to the Distribution.

Audit Committee

The Audit Committee will be established in accordance with Section 3(a)(58)(A) and Rule 10A-3 under the Exchange Act. The Audit Committee will, among other things:

•	oversee the quality and integrity of our financial statements, accounting practices and financial information we provide to the SEC or the public;

•

select our independent auditors, including the registered public accounting firm for purposes of U.S. securities law reporting, such selection to be presented by our board of directors to our shareholders for their confirmation at our annual meeting;

•	pre-approve all services to be provided to us by our auditors;

•

confer with our independent auditors to review the plan and scope of their proposed financial audits and quarterly reviews, as well as their findings and recommendations upon the completion of the audits and such quarterly reviews;

•	review the independence of the auditors;

•	oversee our internal audit function;

•	meet with the auditors, our appropriate financial personnel and internal financial controller regarding our internal controls, critical accounting policies and other matters; and

•	oversee all of our compliance, internal controls and risk management policies.

The Audit Committee will be comprised of members such that it meets the independence requirements set forth in the listing standards of the NYSE and in accordance with the Audit Committee charter. Each of the members of the Audit Committee will be financially literate and have accounting or related financial management expertise as such terms are interpreted by the board of directors in its business judgment. None of our Audit Committee members will simultaneously serve on more than two other public company audit committees unless the board of directors specifically determines that it would not impair the ability of an existing or prospective member to serve effectively on the Audit Committee. The initial members of the Audit Committee will be determined prior to the spin-off.

Compensation Committee

The Compensation Committee (the “ADT Compensation Committee”) will, among other things, be responsible for:

•	setting and reviewing our executive compensation philosophy and principles;

•

proposing to our board of directors the compensation (including salary, bonus, equity-based grants and any other long-term cash compensation) of our chief executive officer and other executive officers;

•

overseeing our disclosure regarding executive compensation, including approving the report to be included in our annual proxy statement on Schedule 14A and included or incorporated by reference in our annual report on Form 10-K; and

•	recommending to our board of directors the approval of any employment agreements for our chief executive officer and other executive officers.

The ADT Compensation Committee will be comprised of members such that it meets the independence requirements set forth in the listing standards of the NYSE and in accordance with the Compensation Committee charter. The members of the ADT Compensation Committee will be “non-employee directors” (within the meaning of Rule 16b-3 of the Exchange Act) and “outside directors” (within the meaning of Section 162(m) of the Code). The initial members of the ADT Compensation Committee will be determined prior to the spin-off.

Nominating and Governance Committee

The Nominating and Governance Committee will, among other things, be responsible for:

•	developing and recommending to our board of directors our corporate governance principles and otherwise taking a leadership role in shaping our corporate governance;

•	reviewing, evaluating the adequacy of and recommending to our board of directors amendments to our by-laws, certificate of incorporation, committee charters and other governance policies;

•	reviewing and making recommendations to our board of directors regarding the purpose, structure and operations of our various board committees;

•	identifying, reviewing and recommending to our board of directors individuals for election to the board of directors;

•	overseeing the chief executive officer succession planning process, including an emergency succession plan;

•	reviewing the compensation for non-employee directors and making recommendations to our board of directors;

•	overseeing the board of directors’ annual self-evaluation; and

•

overseeing and monitoring general governance matters including communications with shareholders, regulatory developments relating to corporate governance and our corporate social responsibility activities.

The Nominating and Governance Committee will be comprised of members such that it meets the independence requirements set forth in the listing standards of the NYSE and in accordance with the Nominating and Governance Committee charter. The initial members of the Nominating and Governance Committee will be determined prior to the spin-off.

Codes of Conduct

Prior to the completion of the spin-off, we intend to adopt a written code of ethics for executive officers and senior financial officers that is designed to deter wrongdoing and to promote, among other things:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the SEC and other regulators and in our other public communications;

•	compliance with applicable laws, rules and regulations, including insider trading compliance; and

•	accountability for adherence to the code and prompt internal reporting of violations of the code, including illegal or unethical behavior regarding accounting or auditing practices.

A copy of our code of ethics will be posted on our website immediately prior to the Distribution.

Director Nomination Process

Our initial board of directors will be selected through a process involving both us and Tyco.

We intend to adopt corporate governance policies that will contain information concerning the responsibilities of the Nominating and Governance Committee with respect to identifying and evaluating future director candidates.

In accordance with these governance policies, the Nominating and Governance Committee will seek to create a board of directors that as a whole is strong in its collective knowledge and has a diversity of skills and experience with respect to vision and strategy, management and leadership, business operations, business judgment, crisis management, risk assessment, industry knowledge, accounting and finance, corporate governance and global markets. Our board of directors will not have a specific policy regarding diversity. Instead, the Nominating and Governance Committee will consider the board of directors’ overall composition when considering a potential new candidate, including whether the board of directors has an appropriate combination of professional experience, skills, knowledge and variety of viewpoints and backgrounds in light of our current and expected future needs. We believe that it is desirable for new candidates to contribute to a variety of viewpoints on the board of directors, which may be enhanced by a mix of different professional and personal backgrounds and experiences.

General criteria for the nomination of director candidates will include:

•	the highest ethical standards and integrity;

•	a willingness to act on and be accountable for board of directors’ decisions;

•	an ability to provide wise, informed and thoughtful counsel to top management on a range of issues;

•	a history of achievement that reflects superior standards for themselves and others;

•	loyalty and commitment to driving the success of ADT;

•	an ability to take tough positions while at the same time working as a team player; and

•	individual backgrounds that provide a portfolio of experience and knowledge commensurate with our needs.

Communications with Non-Management Members of the Board of Directors

Generally, it is the responsibility of management to speak for ADT in communications with outside parties, but we intend to set forth, in our corporate governance policies, certain processes by which shareholders and other interested third parties may communicate with non-management members of our board of directors.

COMPENSATION OF DIRECTORS

Director Compensation

Following the spin-off, director compensation will be determined by our board of directors with the assistance of its Nominating and Governance Committee. It is anticipated that such compensation will consist of an annual cash retainer in the amount of $80,000 per year and an annual equity award of restricted stock units (“RSUs”) with a grant date fair value of approximately $120,000 and a one-year vesting term. In addition, we anticipate that the non-executive chairman of our board of directors will receive an additional cash retainer in the amount of $150,000 per year, the chairs of the Audit Committee and ADT Compensation Committee will receive an additional cash retainer in the amount of $20,000 per year and that the chair of the Nominating and Governance Committee will receive an additional cash retainer in the amount of $15,000 per year. We will not provide directors who are also our employees any additional compensation for serving as a director.

The following table sets forth information concerning the fiscal year 2011 compensation paid by Tyco to non-employee directors of Tyco who are expected to be non-employee directors of ADT. All non-employee directors received an annual cash retainer of $100,000 and RSUs with one year vesting terms and a value at grant of approximately $120,000. The table below sets forth the 2011 grant date fair value of equity based compensation computed in accordance with GAAP.

Director Compensation for 2011

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)(3)	Total ($)

Mr. Timothy Donahue	$90,879	$120,043	$—	$210,922

Mr. Bruce Gordon	$131,319	$120,043	$10,000	$261,362

Mr. Dinesh Paliwal	$54,615	$120,043	$21,950	$196,608

(1)	During fiscal year 2011, Tyco’s directors received a pro-rated portion of the cash fees described above.

(2)	This column reflects the fair value of the entire amount of awards granted to directors calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 718, excluding estimated forfeitures. The fair value of RSUs is computed by multiplying the total number of shares subject to the award by the closing market price of Tyco common shares on the date of grant. RSUs granted to board members generally vest and the underlying units are converted to shares and delivered to board members on the anniversary of the grant date.

(3)	All other compensation for Mr. Gordon includes the aggregate value of all matching charitable contributions made by Tyco on behalf of the directors during the fiscal year. Tyco matches the contributions of directors made to qualifying charities up to a maximum of $10,000 per calendar year. For Mr. Paliwal, all other compensation includes $20,000 of fees paid to him in fiscal year 2011 prior to his election at the annual meeting of shareholders in March 2011. Tyco invited Mr. Paliwal to observe certain board meetings prior to his election in March 2011 and agreed to pay fees in connection therewith. Mr. Paliwal also received $20,000 in such fees in fiscal year 2010. In addition, all other compensation includes the value of the discount on home security systems installed by Tyco in Directors’ homes and discounts on security monitoring services. These discounts did not exceed $1,950 for any director listed above in fiscal year 2011.

COMPENSATION OF EXECUTIVE OFFICERS

Compensation Discussion and Analysis

This section presents information concerning compensation arrangements for our named executive officers. Our named executive officers are the individuals who will be the chief executive officer, chief financial officer and the three most highly compensated ADT executive officers based on their fiscal year 2011 compensation with Tyco. We provide historical information concerning the compensation of the ADT named executive officers who are listed below.

ADT Named Executive Officers	Historic Role at Tyco
Mr. Naren Gursahaney Chief executive officer	President of Tyco Security Solutions

Ms. Kathryn Mikells Chief financial officer	Not applicable(1)

Mr. David Bleisch Chief legal counsel	General Counsel of Tyco Security Solutions

Mr. Mark Edoff Senior vice president of business operations optimization	Chief Financial Officer of Tyco Security Solutions

Ms. Anita Graham Chief human resources and administrative officer	Vice President of Human Resources of Tyco Security Solutions

(1)	Ms. Mikells joined ADT in April 2012 and therefore had no historic role or compensation at Tyco.

This historical compensation information is provided to give context to our new pay practices at ADT, which are based on Tyco’s historic pay practices. ADT’s pay practices are being developed and revised to fit with the pay philosophy of ADT and therefore the amounts and forms of compensation reported below do not necessarily reflect the compensation these executive officers will receive following the spin-off. The ADT Compensation Committee will review the impact of the spin-off from Tyco and will review all aspects of compensation and may make adjustments that it believes are appropriate in structuring our executive compensation arrangements. With respect to future compensation from ADT, we have presented information below under “—Key Elements of Expected Compensation from ADT” concerning anticipated compensation for each of these named executive officers. Each of our named executive officers holds various long-term equity-based incentive awards that were granted by Tyco. Treatment of these awards in the spin-off is described under “—Treatment of Outstanding Options, Restricted Stock Units, Performance Share Units and Deferred Share Units.”

Compensation Overview and Philosophy

Historically. In designing Tyco’s executive compensation programs, Tyco’s Compensation & Human Resources Committee (the “Tyco Compensation Committee”) has been guided by its philosophy that executive compensation programs must:

•	reinforce Tyco’s business objectives and the creation of long-term shareholder value;

•	provide for performance-based reward opportunities that support growth and innovation without encouraging or rewarding excessive risk;

•	align the interests of executives with those of shareholders by weighting a significant portion of compensation on sustained shareholder returns through long-term performance programs;

•

attract, retain and motivate key executives by providing competitive compensation with an appropriate mix of fixed and variable compensation, short-term and long-term incentives and cash- and equity-based pay; and

•	recognize and support outstanding individual performance and behaviors that demonstrate Tyco’s core values—Integrity, Excellence, Teamwork and Accountability.

Going Forward. Following the spin-off, the ADT Compensation Committee will evaluate and determine the appropriate executive compensation philosophy for ADT.

Role of the Compensation Committee

Historically. The Tyco Compensation Committee consists exclusively of independent directors, who are also “outside directors” as defined in Section 162(m) of the Code. The Tyco Compensation Committee is responsible for, among other things, (1) reviewing and approving Tyco’s compensation, benefits and human resources policies and objectives; (2) determining whether Tyco’s officers, directors and employees are compensated in accordance with those policies and objectives; and (3) fulfilling the board’s responsibilities relating to compensation of Tyco’s executives. Tyco’s board of directors and the Tyco Compensation Committee have direct approval authority over the compensation of Tyco’s “senior officers” (those “Section 16” officers who are required to report trading in Tyco securities under SEC rules) and its “senior executives” (those executives who are not senior officers, but who have a base salary of $400,000 or greater). During fiscal year 2011, Mr. Gursahaney was a named executive officer of Tyco, and none of our other named executive officers were considered senior officers or senior executives of Tyco. The authority for compensation decisions relating to Messrs. Bleisch and Edoff and Ms. Graham was delegated to Tyco’s CEO and its Senior Vice President, Human Resources.

Going Forward. Following the spin-off, we expect that the ADT Compensation Committee will have similar responsibilities and similar approval authority over the compensation for ADT’s executives.

Process Overview: How the Compensation Committee Designs and Establishes Executive Compensation

Historically. The Tyco Compensation Committee evaluates many factors when designing and establishing executive compensation plans and targets. In determining the appropriate compensation of individual named executive officers, the Tyco Compensation Committee considers critical data including the relative complexity and importance of the executive’s role within the organization, the executive’s experience, record of performance and potential, the compensation levels paid to similarly positioned executives at our peer group companies and internal pay equity considerations.

Each year, the Tyco Compensation Committee reviews the composition of Tyco’s peer group with the assistance of its independent compensation consultant to ensure that it aligns with Tyco’s size and lines of businesses. Any change to the peer group is subject to the Tyco Compensation Committee’s approval. The peer group is drawn from companies in the S&P 500 Index, and the Tyco Compensation Committee analyzes up to 17 factors in determining inclusion, including rank within the S&P 500 Index, overlapping business lines, number of employees and various performance and financial measures. The Tyco Compensation Committee did not make any changes to the peer group in fiscal year 2011 after updating the peer group in fiscal year 2010. The peer group consists of 17 industrial and service companies that reflect the competitive landscape in which Tyco operates. It also takes into account the diverse nature of Tyco’s operations, which are a blend of world-class manufacturing capabilities and premier service delivery.

• 3M Co.	• General Dynamics Corp.	• Raytheon Co.

• Danaher Corp.	• Honeywell International, Inc.	• Sprint Nextel Corp.

• Deere & Co.	• Illinois Tool Works, Inc.	• Time Warner Cable Inc.

• DirecTV Group, Inc.	• Ingersoll-Rand PLC	• United Technologies Corp.

• Eaton Corp.	• ITT Corp.	• Waste Management, Inc.

• Emerson Electric Co.	• Johnson Controls Inc.

In addition to the peer group, the Tyco Committee considers general industry data (excluding financial service companies) that is regressed to approximate the size and complexity of Tyco as a secondary source. Tyco’s talent strategy calls for both the development of internal leadership and the recruitment of highly experienced leaders from outside Tyco. Tyco does not position executive pay to reflect a single percentile within the peer group, but broadly targets the 50th percentile for base salaries and performance-based pay at or slightly above the 50th percentile. Although these benchmarks represent useful guidelines, the Tyco Compensation Committee exercises discretion in setting individual executive compensation packages so that they appropriately reflect the value and expected contributions of each executive to Tyco, as well as the executive’s leadership, commitment to our values and potential for advancement.

Tyco designed its executive compensation program to achieve balance between fixed and variable compensation, short- and long-term incentive and cash- and equity-based compensation. An overarching goal of Tyco’s executive compensation program is to link a significant portion of executive pay with investor returns. As a result, in fiscal year 2011, over 65% of the targeted direct pay for each of Tyco’s named executive officers, excluding Tyco’s CEO, was in the form of long term equity awards. Additionally, over 48% of targeted cash compensation for Tyco’s named executive officers was in the form of an annual performance bonus.

Going Forward. Following the spin-off, the ADT Compensation Committee will evaluate and determine the appropriate design of the ADT executive compensation program and the appropriate process for establishing executive compensation.

Elements of Compensation

Historically. When determining executive compensation, the Tyco Compensation Committee focuses on four primary categories of compensation, which are described in more detail below. Each year, the Tyco Compensation Committee completes a comprehensive review of these elements utilizing tally sheets prepared by company management for each Tyco named executive officer. Tally sheets identify the value of each pay element, including base salary, annual bonus, sign-on or other cash payments, long-term incentives and benefit and perquisite payments, and help the Tyco Compensation Committee to better understand the effect that changing any discrete pay element will have on the total compensation provided to each executive. This data also clearly illustrates the effect that changing the core compensation elements will have on Tyco’s competitive positioning. Tally sheets also reveal how well each pay element is aligned with Tyco’s compensation philosophy and objectives and show the value of all compensation elements under multiple termination scenarios. For fiscal year 2011, tally sheets were used by the Tyco Compensation Committee to evaluate the compensation of Mr. Gursahaney.

Tyco’s executive compensation program incorporates four primary elements of compensation, which are described below:

•	base salary;

•	annual incentive compensation;

•	long-term incentive compensation; and

•	executive benefit plans and other elements of compensation.

Base Salary

Base salary recognizes the value of an individual based on his/her role, skill, performance, experience, leadership and potential. It is critical in attracting and retaining executive talent. The Tyco Compensation Committee reviews base salaries for both senior officers and senior executives on an annual basis. During fiscal year 2011, the Tyco Compensation Committee approved an 8.9% increase for Mr. Gursahaney, which was the first increase he received since January 2008. Also during fiscal year 2011, Mr. Bleisch received a 2.8% increase.

Annual Incentive Compensation

For fiscal year 2011, annual incentive compensation for Mr. Gursahaney and Tyco’s other senior officers was paid in the form of an annual performance bonus under Tyco’s 2004 Stock and Incentive Plan (the “2004 SIP”). For fiscal year 2011, annual incentive compensation for Messrs. Bleisch and Edoff and Ms. Graham was paid in the form of an annual performance bonus under Tyco’s Annual Incentive Plan (AIP). Annual incentive compensation rewards the senior officers and executives for their execution of the operating plan and other strategic initiatives, as well as for financial performance that benefits the business and drives long-term shareholder value creation. It places a meaningful proportion of total cash compensation at risk, thereby aligning executive rewards with financial results. It also offers an opportunity for meaningful pay differentiation tied to the performance of individuals and groups.

In the first quarter of fiscal year 2011, the Tyco Compensation Committee established performance measures and targets for Tyco (and for each group, division and business segment), and they set a minimum performance threshold of $450 million in adjusted net income (adjusted for (i) business acquisitions and disposals, (ii) debt refinancing, (iii) legacy legal and tax matters, (iv) goodwill and intangible asset impairments, (v) tax law changes, (vi) discontinued operations and (vii) changes in accounting) that had to be met for its named executive officers to receive any bonuses for the year. The impact of these adjustments was not significant to the determination of whether the minimum threshold was met. These metrics were also approved by the independent members of Tyco’s board of directors. The Tyco Compensation Committee also approved individual maximum bonus amounts for Mr. Gursahaney of 0.25% of adjusted net income, subject to a cap of $2.5 million. After setting these minimum performance thresholds and maximum payouts, the Tyco Compensation Committee further refined target and maximum payout values as a percentage of base salary. For Tyco’s named executive officers, target incentive opportunities ranged from 80% to 125% of base salary for fiscal year 2011. Potential payouts ranged from 0% to 200% of the target incentive opportunity.

The performance measures approved for the corporate and group levels of the organization (including Tyco Security Solutions, of which ADT was a part) were also established in the first quarter of fiscal year 2011 and were used by the Tyco Compensation Committee and its board of directors to determine final bonuses for Tyco’s named executive officers. These performance measures were based on the expectation that the global economy would modestly grow over the course of fiscal year 2011, with all of Tyco’s businesses returning to organic revenue growth and operating margins improving based on volume growth and aggressive cost management. For fiscal year 2011, the Tyco Compensation Committee increased the weighting of the revenue component under the AIP for each of our named executive officers in order to emphasize the importance of organic growth at both the corporate level and for the Tyco Security Solutions business segment. These performance measures and related results are described in the table below. Target and maximum payout values under the annual performance bonus plan were set as a percentage of base salary. Target incentive opportunities ranged from 50% to 100% of base salary for fiscal year 2011 for our named executive officers. Potential payouts ranged from 0% to 200% of the target incentive opportunity.

Fiscal Year 2011 Annual Incentive Compensation Design Summary

Performance Measure	Weights		Performance Target	Actual Performance
Mr. Gursahaney and Ms. Graham
• Operating Income of Tyco Security Solutions before special items	35%		$1.38 billion	$1.43 billion
• Adjusted FCF of Tyco Security Solutions	25%		$1.46 billion	$1.38 billion
• Revenue of Tyco Security Solutions (in constant currency)	20%		$8.29 billion	$8.52 billion
• Corporate:	20%
Earnings per Share from continuing operations before special items (“EPS”)		8%	$3.00 per share	$3.24 per share
Free Cash Flow (“Adjusted FCF”) before special items		8%	$1.41 billion	$1.35 billion
Total Revenue (in constant currency and excluding Electrical and Metal Products (“EMP”) revenue)		4%	$16.16 billion	$16.66 billion

Messrs. Bleisch and Edoff
• Tyco Security Solutions:	50%
Operating Income of Tyco Security Solutions before special items		21.88%	See above	See above
Adjusted FCF of Tyco Security Solutions		15.62%	See above	See above
Revenue of Tyco Security Solutions (in constant currency)		12.50%	See above	See above
• Corporate:	50%
Earnings per Share from continuing operations before special items (“EPS”)		20%	See above	See above
Free Cash Flow (“Adjusted FCF”) before special items		20%	See above	See above
Total Revenue (in constant currency and excluding EMP revenue)		10%	See above	See above

Description of Performance Measures: For compensation purposes, EPS from continuing operations, Adjusted FCF and operating income are adjusted to exclude the effects of events that the Tyco Compensation Committee deems do not reflect the performance of the named executive officers. The categories of special items are identified at the time the performance measure is approved at the beginning of the fiscal year, although the Tyco Compensation Committee may at its discretion make adjustments during the fiscal year. Special items include gains, losses or cash outlays that may mask the underlying operating results and/or business trends of our company or our business segment, as applicable. For fiscal year 2011, the approved categories of adjustments included adjustments related to (i) business acquisitions and divestitures; (ii) debt refinancing; (iii) legacy legal and tax matters; (iv) goodwill and intangible asset impairments; (v) tax law changes; (vi) certain unbudgeted capital expenditures; (vii) unbudgeted restructuring charges; and (viii) realignments of segment and corporate costs. At the beginning of the fiscal year, the Tyco Compensation Committee also decided that it would be appropriate to continue to limit the effects of the volatility inherent in the EMP business segment (a majority of which was sold in the first fiscal quarter) on the performance measures applicable to the corporate level. Adjusted FCF is calculated by first adjusting cash flow from operations by removing the effects of the sale of accounts receivable programs, cash paid for purchase accounting and holdback liabilities and voluntary pension contributions, deducting net capital expenditures and then adding back the special items that increased or decreased cash flows. Working capital days are generally calculated by dividing annualized average working capital by revenue of the applicable unit. Revenue is calculated in constant currency, which negates the impact of fluctuations in foreign currency over the course of the year, with adjustments made to targets to reflect the acquisition or divestitures of businesses over the course of the fiscal year.

The table below shows the maximum and target annual incentive compensation opportunities for fiscal year 2011 and the actual payments earned by each of ADT named executive officers. These amounts are reported in the “Non-Equity Incentive Plan Compensation” column of the “—Summary Compensation Table.”

Fiscal Year 2011 Performance Bonus Summary

Named executive officer	Maximum(1)	Target	Actual
Naren Gursahaney	$1,220,000	$610,000	$787,000
Kathryn Mikells(2)	—	—	—
David Bleisch	$323,820	$161,910	$216,959
Mark Edoff	$408,000	$204,000	$287,028
Anita Graham	$468,000	$234,000	$316,953

(1)

In December 2010, the Tyco Compensation Committee established and the Tyco board of directors approved potential maximum annual incentive compensation payouts of 0.25% of adjusted net income for Mr. Gursahaney, subject to a cap of $2.5 million. The Tyco Compensation Committee further established a maximum payout of 200% of target incentive opportunity for each of the ADT named executive officers.

(2)	Ms. Mikells was not employed by Tyco during fiscal year 2011 and therefore no incentive compensation information with respect to Ms. Mikells appears in this table.

The Tyco Compensation Committee and the independent members of the Tyco board of directors approved award payout for Mr. Gursahaney in November 2011 based on the achievement of the minimum adjusted net income performance threshold of $450 million and the achievement of the quantitative performance measures shown in the “—Fiscal Year 2011 Annual Incentive Compensation Design Summary” table above.

Long-Term Incentive Awards

A key element in the compensation of Tyco’s officers is long-term equity incentive awards (“LTI compensation”), which tie a significant portion of compensation to Tyco’s performance. The Tyco Compensation Committee believes that LTI compensation serves Tyco’s executive compensation philosophy in several ways. It helps attract, retain and motivate talent. It aligns the interests of officers with the interests of shareholders by linking a significant portion of the officer’s total pay opportunity to share price. It provides long-term accountability for officers, and it offers the incentive of performance-based opportunities for capital accumulation in lieu of a pension plan for most of Tyco’s executive management.

Tyco uses a combination of stock options, restricted stock units and performance share units in its long-term incentive award program. In fiscal year 2011, Mr. Gursahaney was granted equity awards under the 2004 SIP consisting of stock options (40%), performance share units (40%) and restricted stock units (20%). Messrs. Bleisch and Edoff were granted awards consisting of stock options (33%), performance share units (34%) and restricted stock units (33%). As Ms. Graham was hired after the first quarter of fiscal year 2011, she was not eligible to receive performance share units. She was granted awards consisting of stock options (50%) and restricted stock units (50%).

Stock options granted by Tyco generally vest in equal installments over a period of four years, beginning on the first anniversary of the grant date, and the exercise price equals the fair market value of Tyco common stock on the date of grant. Each option holder has 10 years to exercise his or her stock options from the date of grant, unless forfeited earlier.

Restricted stock units granted by Tyco generally vest over a period of four years in equal installments. Restricted stock units accrue dividend-equivalent units during the vesting period, which vest and are delivered upon settlement, and do not carry voting rights until they are settled in shares.

Performance share units granted by Tyco generally vest at the end of the three-year performance period. The number of shares that are actually earned depends on whether, and at what level, the performance criteria have been met. Performance share units granted by Tyco in fiscal year 2011 accrue dividends prior to vesting, which vest and are paid out only to the extent that performance targets are achieved. Performance share units do not have any voting rights. For performance share units granted in connection with Tyco’s fiscal year 2011 equity award, the relevant metrics are (i) Tyco’s three-year total shareholder return (“TSR”) between September 25, 2010 and September 27, 2013 (50% weighting) and (ii) Tyco’s cumulative earnings per share before special items (“cumulative EPS”) over the same period (50% weighting). Tyco’s TSR is to be compared with the total shareholder return of all the companies in the S&P 500 Industrials Index for the same period. The TSR return measure is based on the average of the closing Tyco stock price for the 60 trading days preceding and the last 60 trading days of, the performance period, plus a total return factor to reflect the reinvestment of dividends during the three-year period. If Tyco’s total shareholder return is not equal to or better than the total shareholder return for 35% of the companies constituting the S&P 500 Industrials Index, no shares will be delivered with respect to the TSR performance metric. If Tyco’s total shareholder return is equal to the total shareholder return for 50% of the companies constituting the S&P 500 Industrials Index, the target number of shares for the TSR weighted component of the performance share units will vest and be paid out. If Tyco’s total shareholder return is equal to or greater than the total shareholder return for 75% of the companies constituting the S&P 500 Industrials Index, the maximum number of shares for the TSR weighted component of the performance share units will vest and be paid out. Total shareholder returns that fall between the specified percentile levels are adjusted on a linear basis. Total shareholder return in between threshold, target and maximum will be interpolated on a straight-line basis. The cumulative EPS metric also contains a minimum performance threshold. The maximum number of shares each named executive officer can receive with respect to the fiscal year 2011 performance share plan is 200% of the target number of shares granted. In addition, if Tyco’s TSR is negative at the end of the performance period, the maximum payout for the TSR metric is capped at 125% of the target number of shares, with a similar cap for the cumulative EPS performance threshold.

Forfeiture provisions related to involuntary terminations are described below under “—Change in Control and Severance Benefits.” Special termination provisions apply for employees who are terminated in connection with the spin-off and are described below under “—Severance Arrangements Not in Connection with a Change in Control.”

In October 2011, Tyco made its annual equity award in respect of fiscal year 2012. ADT named executive officers other than Ms. Graham continued to receive the same mix of equity awards that they had in fiscal year 2011. Fiscal year 2012 is the first year in which Ms. Graham was eligible to receive the same mix as Messrs. Bleisch and Edoff because it was her first complete year of service. Unlike performance share unit awards granted in prior years, with respect to the 2012 performance share units, the Tyco Compensation Committee replaced the cumulative earnings per share metric with a return on invested capital (“ROIC”) measure, so that the performance shares units are 50% weighted on TSR and 50% weighted on ROIC. The ROIC metric is designed to reward executives for efficiently allocating capital and generating profitable growth. The TSR measure for the fiscal year 2012 award is consistent with the TSR measure for the fiscal year 2011 award. Additionally, the performance period was shortened to one year to coincide with the expected completion date of the spin-off, although a three-year holding period continues to apply for normal vesting.

For a description of the expected treatment of outstanding equity awards held by employees of ADT, including the named executive officers, see “—Treatment of Outstanding Options, Restricted Stock Units, Performance Share Units and Deferred Stock Units.”

Going forward. With respect to base salaries, annual incentive compensation and long-term incentive awards (or their equivalents), it is expected that the ADT Compensation Committee will develop programs reflecting appropriate measures, goals and targets for the residential and small business security industry and business objectives and based on ADT’s competitive marketplace.

Executive Benefit Plans and Other Elements of Compensation

Historically. All of our named executive officers, other than our chief financial officer, have been eligible to participate in the benefit plans that are available to substantially all of Tyco’s U.S. employees. These benefit programs include Tyco’s tax-qualified 401(k) Retirement Savings and Investment Plans (“RSIP”) and its medical insurance, dental insurance, life insurance, long-term disability and long-term care plans. The retirement programs at Tyco generally do not include active defined benefit plans, and none of our named executive officers participate in a defined pension benefit plan. Our named executive officers, other than our chief financial officer, have been eligible to participate in the Tyco Supplemental Savings and Retirement Plan (“SSRP”), which is a deferred compensation plan that permits the elective deferral of base salary and annual performance-based bonus for executives earning more than $110,000 per year. The SSRP provides executives with the opportunity to:

•	contribute retirement savings in addition to amounts permitted under the RSIP;

•	defer compensation on a tax-deferred basis and receive tax-deferred market-based growth; and

•	receive any Tyco contributions that were reduced under the RSIP due to IRS compensation limits.

In recent years, the Tyco Compensation Committee has reviewed the other elements of compensation that were historically part of the named executive officers’ total compensation and has taken steps to phase-out programs that it believes are not in line with best practices. Tyco provided limited perquisites and other benefits to certain of its executives, including our named executive officers, consisting of the following:

Supplemental insurance benefits (executive life, disability and long-term care). These programs provide life insurance, long-term disability insurance and long-term care insurance to certain executives. Tyco’s executive life insurance program typically provides a death benefit equal to approximately two times base salary and allows the executive to elect to pay additional premiums into the plan. Tyco’s executive disability insurance program ensures salary continuation above the $15,000 monthly benefit limit provided by our broad based disability plan. The executive long-term care insurance program covers certain executives in the event of chronic illness or disability. Under the program, Tyco pays the long-term care premium for 10 years, after which the insurance is fully paid. If the executive leaves prior to the end of the 10-year payment period, he or she has the option to continue making the premium payments to maintain the coverage. Mr. Gursahaney was the only one of our named executive officers eligible for these benefits.

On January 1, 2010, Tyco ceased the practice of paying tax gross-ups for its executives on life insurance and long-term disability insurance programs, as the Tyco Compensation Committee determined that this benefit was not in line with best practices. Executives can elect to continue to receive supplemental insurance benefits at their expense when they leave us. In December 2010, Tyco ceased making premium payments for the supplemental life, disability and long-term care benefits described above for newly hired or promoted executives.

Cash perquisite allowance plan. In addition, in fiscal year 2012, the Tyco Compensation Committee decided to end the cash perquisite allowance program for all officers of Tyco that received the benefit, including Messrs. Gursahaney and Edoff. This program, which was instituted in 2003 to eliminate costly and administratively burdensome perquisites such as company cars, club dues and tax preparation services, provided for a cash payment equal to 10% of the officers’ base salary (up to a maximum of $70,000) that the officer could use without limitation. The Tyco Compensation Committee determined that, in light of current market practices at Tyco’s peers and in the broader market, the program’s benefits—in attracting and retaining talented executives—were outweighed by its costs. The Tyco Compensation Committee discontinued this plan as of January 2012. In connection with the discontinuance of this plan, Tyco made a one-time grant of restricted stock units with a fair value equal to two times the annual value of the cash allowance to each of the existing officers who were receiving the benefit at the time of its termination. The fair value of the grant was equal to two times the annual value of the cash allowance for such officer, and the restricted stock units have a pro-rata vesting schedule of two years.

Executive physicals. During fiscal year 2011, the Tyco Compensation Committee instituted coverage for an annual executive physical. Tyco strongly believes in investing in the health and well being of its executives as an important component in providing continued effective leadership for the company. All of Tyco’s named executive officers were eligible for this benefit.

Going Forward. Following the spin-off, the ADT Compensation Committee will determine the appropriate benefits and perquisites, if any, that will be made available to its named executive officers.

Change in Control and Severance Benefits

Historically. The Tyco Severance Plan for U.S. Officers and Executives (the “Severance Plan”) and the Tyco Change in Control Severance Plan for Certain U.S. Officers and Executives (the “CIC Severance Plan”) generally govern the benefits that accrue to the named executive officers upon their termination of service to Tyco. As employees of Tyco affiliates, all of our named executives are eligible employees under the Severance Plan, and Mr. Gursahaney is eligible under the CIC Severance Plan.

Tyco offers severance and change in control protection termination in order to allow the named executive officers to remain focused on their duties rather than contingencies that may occur during the course of their employment. Tyco also believes that severance and change in control termination protection is needed to attract and retain the best talent available.

The table below summarizes the key terms and provisions of the severance plans that are currently in effect at Tyco. Refer to the “—Potential Payments Upon Termination and Change in Control” table for the estimated dollar value of the benefits that would have been available to our named executive officers under the severance plans in effect as of Tyco’s fiscal year-end.

Severance Arrangements Not in Connection with a Change in Control

Description	Named Executive Officers
Governing document:	Severance Plan. For equity awards, both the Severance Plan and individual award agreements.

Termination events triggering severance cash benefits and benefits continuation:	Involuntary termination other than for Cause, permanent disability or death.

Severance cash benefit:	Two times base salary and two times target annual bonus for Mr. Gursahaney; one times base salary and one times target annual bonus for Messrs. Bleisch and Edoff and Ms. Graham.

Executive must sign release to receive severance benefits:	Yes.

Health and welfare benefits continuation:	Twelve months from date of termination for medical and dental and health care reimbursement account benefits only, if the executive does not commence employment with another company during the severance period. Mr.Gursahaney will also be entitled to a cash payment equal to the projected value of the employer portion of medical and dental benefit premiums for an additional 12 month period.

Description	Named Executive Officers

Prorated bonus in year of termination:	At Tyco’s discretion and subject to applicable performance conditions and other incentive plan terms.

Equity treatment(1):	Upon an involuntary termination without Cause: Awards granted prior to Oct. 12, 2011:

•      All unvested RSUs and stock options are forfeited unless the executive is retirement eligible, in which case all or a portion of the shares vest. For stock options, the executive receives one additional year of vesting.

•      Performance share units are forfeited unless the executive is retirement eligible, in which case all or a portion of the shares vest and remain subject to performance criteria.

Awards granted on and after Oct. 12, 2011:

•      All unvested RSUs and stock options are forfeited unless the executive is retirement eligible, in which case awards vest pro rata based on the number of full months of service completed from the grant date through the termination date.

•      Executive receives one additional year of option vesting.

•      Performance share units are forfeited unless the executive is retirement eligible, in which case all or a portion of the shares which vest remain subject to performance criteria.

For all awards, the executive has 12 months (or in the case of retirement eligible employees, 36 months) to exercise vested stock options, subject to original term.

Outplacement assistance:	At Tyco’s discretion for up to 12 months.

Restrictive covenants:

•      Prohibited from soliciting customers and employees of Tyco for two years from the date of termination.

•      Prohibited from competing with Tyco for one year from the date of termination.

•      Subject to confidentiality and non-disparagement covenants.

(1)

In connection with the proposed spin-off, the Tyco Compensation Committee approved certain changes to equity awards for employees (other than Tyco’s CEO) who are terminated in connection therewith. Unvested equity awards granted prior to October 12, 2011 (the date of the annual grant for fiscal year 2012), including awards held by our named executive officers, have been modified to provide that, for each employee whose employment is terminated in connection with the spin-off prior to its one year anniversary,

(1) any unvested stock options, restricted share units or performance share units will fully vest upon termination of employment (subject, in the case of performance share units, to the completion of the applicable performance period) and (2) the exercise period for any stock options that were granted in the period from January 1, 2008 to October 11, 2011 will be extended to comprise the one-year period following the date of such termination for such employee.

Awards granted on or after October 12, 2011 in connection with Tyco’s annual grant, including awards granted to our named executive officers (unless retirement eligible), provide that, for each employee whose employment is terminated in connection with the spin-off in the period from the grant date through the date that is one year following the completion of the spin-off, any unvested stock options, restricted stock units and performance share units will accelerate and vest pro rata based on the number of full months of service completed from the grant date through the employment termination date. Certain officers, including all of our named executive officers, will continue to be eligible for one additional year’s worth of stock option vesting if they are terminated by Tyco not for “cause” after the one-year anniversary of the grant date. The one-year holding requirement will not apply to any such officer that is terminated in connection with the spin-off. Any stock options subject to such accelerated vesting provisions will have a one-year exercise period following the date of such termination for such employee.

The Severance Plan generally defines “Cause” as an executive’s (i) substantial failure or refusal to perform duties and responsibilities of his or her job as required by Tyco; (ii) violation of any fiduciary duty owed to Tyco; (iii) conviction of a felony or misdemeanor; (iv) dishonesty; (v) theft; (vi) violation of Tyco rules or policy; or (vii) other egregious conduct, that has or could have a serious and detrimental impact on Tyco and its employees. The administrator of the Severance Plan, in its sole and absolute discretion, determines whether Cause exists.

With the exception of Mr. Gursahaney, none of our named executive officers are eligible to participate under Tyco’s CIC Severance Plan. As described below, a “double trigger” is required under Tyco’s CIC Severance Plan before most benefits become available to the executives covered by that plan. The spin-off does not constitute a triggering event that would result in severance benefits being paid to Mr. Gursahaney under Tyco’s CIC Severance Plan.

Severance Arrangements in Connection with a Change in Control

Description	Mr. Gursahaney(1)
Governing document:	CIC Severance Plan. For equity awards, individual award agreements.

Additional events triggering severance cash benefits and benefits continuation (Change in Control Termination):

•      Involuntary termination other than for Cause, permanent disability or death within the period beginning 60 days prior to and ending 24 months following a change in control.

•      Good Reason Resignation within the same time period.

Severance cash benefit:	Two times base salary and two times annual target bonus.

Executive must sign release to receive severance benefits:	Yes.

Health and welfare benefits continuation:	Twelve months from date of termination for medical and dental and health care reimbursement account benefits only, if the executive does not commence employment with another company during the severance period. The executive will also be entitled to a cash payment equal to the projected value of the employer portion of medical and dental benefit premiums for a 12-month period.

Bonus in year of change in control:	Yes.

Equity treatment:

Substantially all of the individual equity awards for our named executive officers provide that, upon a change in control (and, with respect to awards granted in fiscal year 2009 and thereafter, upon a termination event):

•      All options and RSUs vest in full.

•      All performance-based units vest at target.

•      Options remain exercisable until the earlier of (i) the expiration of the remainder of their term and (ii) up to three years following the executive’s termination date.

Excise tax gross-up payment:	No.

IRC Section 280G Cap on Benefits:	Yes, if the cap results in greater after tax payments to executive, otherwise benefits are not capped.

Outplacement assistance:	Up to 12 months.

Restrictive covenants:	Subject to confidentiality and non-disparagement covenants.

(1)	The CIC Severance Plan applies only to Mr. Gursahaney while the equity treatment applies to all of our named executive officers.

Tyco’s CIC Severance Plan provides the benefits outlined above only if, during the 60-day period prior to and the two-year period following a Change in Control, a Change in Control Termination occurs. The CIC Severance Plan generally defines “Cause” as (i) a material violation of any fiduciary duty owed to Tyco; (ii) conviction of or entry of a plea of nolo contendere with respect to, a felony or misdemeanor; (iii) dishonesty; (iv) theft; or (v) other egregious conduct, that is likely to have a materially detrimental impact on Tyco and its employees. Whether an executive’s termination is due to “Cause” under the CIC Severance Plan is determined by the administrator of the CIC Severance Plan.

Tyco’s CIC Severance Plan generally defines “Good Reason Resignation” as any retirement or termination of employment by an executive that is not initiated by Tyco and that is caused by any one or more of the following events, provided the event occurs in the period beginning 60 days before the change in control date and ending two years after that date:

•

Without the executive’s written consent, Tyco assigns the executive any duties inconsistent in any material respect with his or her authority, duties or responsibilities or any other action by Tyco which results in a significant diminution in such authority, duties or responsibilities;

•

Without the executive’s written consent, Tyco makes a material change in the geographic location at which the executive performs services to a location that is more than 60 miles from his or her existing principal place of employment;

•	Without the executive’s written consent, Tyco materially reduces the executive’s base compensation and benefits, taken as a whole; or

•	Tyco fails to obtain a satisfactory agreement from any successor to assume and agree to perform Tyco’s obligations to the executive under the CIC Severance Plan.

If an executive remains employed for more than 150 days following the occurrence of any event set forth above, any subsequent retirement or termination of employment by the executive that is not initiated by Tyco will not constitute a “Good Reason Resignation.” Whether an executive’s termination is as a result of a “Good Reason Resignation” is determined by the administrator of the CIC Severance Plan.

Going Forward. It is expected that, upon completion of the Distribution, the ADT Compensation Committee will adopt and implement severance plans that are substantially the same as Tyco’s Severance Plan and CIC Severance Plan, and that each of our named executive officers will participate in these plans. We expect that these plans will be the same as Tyco’s plans in all material respects, except as follows:

Severance Arrangements Not in Connection with a Change in Control

Severance cash benefit:	Two times base salary and two times annual bonus target for the ADT CEO (same as Tyco’s plan, except the Tyco plan references the higher of target or most recent annual bonus); 1.5 times base salary and 1.5 times annual bonus target for ADT’s other named executive officers (compared to two times base salary and two times annual bonus for Tyco’s officers).

Severance Arrangements in Connection with a Change in Control

Severance cash benefit:	Two times base salary and two times annual bonus target for the ADT CEO (compared to three times base salary and three times the higher of target or most recent annual bonus for Tyco’s CEO); two times base salary and two times annual bonus target for ADT’s other named executive officers (compared to 2.99 times (or two times for business unit presidents) base salary and 2.99 times annual bonus target (or two times for business unit presidents) for Tyco’s officers).

Role of Independent Compensation Consultant and Company Management

Historically. In carrying out its role in establishing executive compensation plans, the Tyco Compensation Committee receives advice from an independent compensation consultant and considers pay strategies and recommendations prepared by Tyco’s management. Under its charter, the Tyco Compensation Committee has the sole authority to retain, compensate and terminate the independent compensation consultants and any other advisors necessary to assist it in its evaluation of director, chief executive officer or other senior executive compensation. Since fiscal year 2007, the Tyco Compensation Committee has retained Exequity LLP (“Exequity”) as its independent compensation consultant to provide services exclusively to the Tyco Compensation Committee. Among the responsibilities of Exequity are the following:

•	conducting an ongoing review and critique of Tyco’s director compensation programs;

•	providing an ongoing review and critique of Tyco’s executive compensation philosophy, the strategies associated with it and the composition of the peer group of companies;

•	preparing periodic analyses of data, including data on competitive executive compensation;

•	presenting updates on market trends;

•	attending regular and special meetings of the Tyco Compensation Committee; and

•	regularly conducting private meetings with the Tyco Compensation Committee and/or board of directors without management representatives.

In general, the independent compensation consultant develops pay strategies and recommendations relating to the Chief Executive Officer, which the consultant provides to the Tyco Compensation Committee. The Tyco Compensation Committee and the consultant then review and discuss all matters involving the Chief Executive Officer’s compensation. After this review, the Tyco Compensation Committee prepares its own recommendation for the board of directors to review and discuss. The independent members of our board of directors have the sole authority to approve compensation decisions made with respect to the Chief Executive Officer, and the board of directors has established the scorecard against which the performance of the Chief Executive Officer is measured. The basis of the scorecard is the financial plan, as approved by the board of directors. However, the Tyco Compensation Committee reviews and approves the performance goals and objectives relevant to the Chief Executive Officer’s compensation, evaluates his performance in light of those goals and objectives and, based upon this evaluation, recommends his compensation for approval by the independent members of the board of directors.

With respect to the named executive officers and Tyco’s other senior officers and employees, it is the Chief Executive Officer and the Senior Vice President, Human Resources and Internal Communications, who develop the pay strategies and recommendations, which the Tyco Compensation Committee then reviews. However, the authority to approve those strategies and recommendations resides with different parties according to the employee’s seniority. For Mr. Gursahaney and Tyco’s other senior officers and senior executives, decisions must be approved by the independent members of the board of directors, subject to the Tyco Compensation Committee’s authority regarding performance measures. For Messrs. Bleisch and Edoff, Ms. Graham and Tyco’s other employees, the board of directors has granted the Chief Executive Officer and his designees the authority to approve pay actions. However, the Tyco Compensation Committee is responsible for approving actions related to other aspects of the compensation of these employees, such as the size of bonus pools, annual incentive plan performance goals, equity award design, equity value ranges and share pools and compensation packages for highly compensated employees who are not senior officers.

Going Forward. Following the spin-off, it is expected that the ADT Compensation Committee will retain a compensation consultant and the nature and scope of the compensation consultant’s engagement will be similar to that of Tyco’s Compensation Consultant.

Key Elements of Expected Compensation from ADT

Following the spin-off, ADT will be an independent public company with a board of directors and compensation committee separate from Tyco. Although the ADT Compensation Committee may make changes to the compensation arrangements for its executives, we expect that, at least initially, the elements of ADT’s executive compensation program will be similar to those of Tyco. The following summarizes the principal elements of compensation that we expect to provide to each of our named executive officers following the spin-off.

Naren Gursahaney:
Base Salary	$900,000
Target Bonus	900,000
Target Long-Term Incentives	3,500,000

Kathryn Mikells:
Base Salary	$612,000
Target Bonus	489,600
Target Long-Term Incentives	1,300,000

David Bleisch:
Base Salary	$385,000
Target Bonus	231,000
Target Long-Term Incentives	500,000

Mark Edoff:
Base Salary	$365,000
Target Bonus	219,000
Target Long-Term Incentives	350,000

Anita Graham:
Base Salary	$420,000
Target Bonus	252,000
Target Long-Term Incentives	500,000

Historical Compensation Information

The information set forth in the following table reflects compensation earned during fiscal year 2011 by our named executive officers (Mr. Gursahaney; Mr. Bleisch; Ms. Graham; and Mr. Edoff) but excluding Ms. Mikells, who was not employed by Tyco during the last fiscal year. The services rendered by these executives in fiscal year 2011 were, in some instances, in capacities not equivalent to the positions in which they will serve ADT or its subsidiaries. The information below reflects their positions and compensation information for fiscal year 2011, but is not necessarily indicative of the compensation these individuals will receive as executive officers of ADT. For information on the compensation of these individuals following the spin-off, see the description above under “—Compensation Discussion and Analysis—Key Elements of Expected Compensation from ADT.”

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($)(1) (d)	Stock/Unit Awards ($)(2) (e)	Option Awards ($)(2) (f)	Non-Equity Incentive Plan Compensation ($)(3) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($)(4) (i)	Total ($) (j)
Current Officers
Naren Gursahaney	2011	$597,500	—	$1,296,760	$807,609	$787,000	—	$200,421	$3,689,290
Chief executive officer

Kathryn Mikells(5)	2011	—	—	—	—	—	—	—	—
Chief financial officer

David Bleisch	2011	$321,615	—	$284,336	$115,111	$216,959	—	$98,958	$1,036,979
Chief legal counsel

Anita Graham	2011	$214,783	$50,000	$224,902	$203,736	$316,953	—	$6,305	$1,016,679
Chief human resources and administrative officer

Mark Edoff	2011	$340,000	—	$213,345	$86,311	$287,028	—	$61,963	$988,647
Senior vice president of business operations optimization

(1)	Bonus: The amount shown in column (d) reflects a sign-on bonus paid to Ms. Graham when she joined Tyco in March 2011.
(2)

Stock/Unit Awards and Option Awards: The amounts in columns (e) and (f) reflect the fair value of equity awards granted in fiscal year 2011, which consisted of stock options, restricted stock units (RSUs) and performance share units. These amounts represent the fair value of the entire amount of the award calculated in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. For stock options, amounts are computed by multiplying the fair value of the award (as determined under the Black-Scholes option pricing model) by the total number of options granted. For RSUs, fair value is computed by multiplying the total number of shares subject to the award by the closing market price of Tyco common stock on the date of grant. For performance share units, fair value is based on a model that considers the closing market price of Tyco common stock on the date of grant, the range of shares subject to such stock award and the estimated probabilities of vesting outcomes. The value of performance share units included in the table assumes target performance. The following amounts represent the maximum potential performance share value by individual for fiscal year 2011: Mr. Gursahaney—$1,795,514; Mr. Bleisch—$305,405; Mr. Edoff—$229,054. Information regarding the assumptions used to determine fair value appears in Note 12 (“Share Plans”) to our combined financial statements for fiscal year 2011.

(3)

Non-Equity Incentive Plan Compensation: The amounts reported in column (g) for each named executive officer reflect annual cash incentive compensation for fiscal year 2011. Annual incentive compensation is discussed in further detail above under the heading “Compensation Discussion and Analysis—Elements of Compensation—Annual Incentive Compensation.”

(4)

All Other Compensation: The amounts reported in column (i) for the named executive officers represent cash perquisites, insurance premiums paid by Tyco for the benefit of the officer (and, in some cases, the officer’s spouse), Tyco’s contributions to 401(k) plans and non-qualified plans of Tyco and its subsidiaries providing similar benefits and other miscellaneous benefits. The components of All Other Compensation for each named executive officer are shown in the following table.

(5)	Ms. Mikells was not employed by Tyco during fiscal year 2011 and therefore no historical compensation with respect to Ms. Mikells appears in this table.

	Fiscal Year	Cash Perquisite (a)	Supplemental Executive Insurance Benefits(b)			Tax Gross-Ups (c)	Retirement Plan Contributions (d)	Miscellaneous (e)	Total All Other Compensation
Named Executive			Variable Universal Life	Supplemental Disability	Long- Term Care
Current Officers
Naren Gursahaney	2011	$59,750	$10,109	$15,008	$19,275	—	$86,665	$9,614	$200,421

David Bleisch	2011	—	—	—	—	$44,978	$33,179	$20,801	$98,958

Mark Edoff	2011	$34,000	—	—	—	—	$27,928	$35	$61,963

Anita Graham	2011	—	—	—	—	—	$6,305	—	$6,305

(a)

Cash Perquisites reflect an annual cash perquisite payment equal to the lesser of 10% of the executive’s base salary and $70,000. Payments are made quarterly and are adjusted to reflect changes in salary. This benefit was discontinued by Tyco as of January 1, 2012.

(b)

Supplemental Executive Insurance Benefits reflect premiums paid by Tyco for insurance benefits for the executive and, in the case of long-term care, for the executive’s spouse as well. These benefits are provided to certain executives of Tyco upon the approval of the Tyco Compensation Committee.

(c)	The amounts shown in this column for Mr. Bleisch represent tax gross-up payments made with respect to taxable relocation expenses.
(d)

Retirement plan contributions include matching contributions made by Tyco on behalf of each executive to its tax-qualified 401(k) Retirement, Savings and Investment Plan and to its non-qualified Supplemental Savings and Retirement Plan.

(e)

Miscellaneous compensation in fiscal year 2011 includes matching contributions we made on behalf of Mr. Gursahaney and for Mr. Bleisch, the value of relocation benefits. Miscellaneous compensation also includes de minimis payments made for fractional shares to Messrs. Gursahaney, Bleisch and Edoff.

Grants of Plan-Based Awards in Fiscal Year 2011

The following table summarizes cash-based and equity-based awards for each of the named executive officers that were granted during fiscal year 2011 under the Tyco 2004 SIP. For a description of how these and other outstanding awards will be treated in the spin-off, see “—Treatment of Outstanding Options, Restricted Stock Units, Performance Share Units and Deferred Stock Units.”

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Possible Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards(3) ($) (l)
Name (a)	Grant Date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (Mid- Point) (#) (g)	Maximum (#) (h)
Current Officers
Naren Gursahaney	12/8/2010	$305,000	$610,000	$1,220,000
	10/12/2010								79,400	$37.29	$807,609
	10/12/2010							10,700			399,003
	10/12/2010				9,630	21,400	42,800				897,757

Kathryn Mikells(4)	—	—	—	—	—	—	—	—	—	—	—

David Bleisch	12/8/2010	$80,955	$161,910	$323,820
	10/12/2010								13,110	$37.29	$115,111
	10/12/2010							3,530			131,634
	10/12/2010				1,638	3,640	7,280				152,703

Mark Edoff	12/8/2010	$102,000	$204,000	$408,000
	10/12/2010								9,830	$37.29	$86,311
	10/12/2010							2,650			98,819
	10/12/2010				1,229	2,730	5,460				114,527

Anita Graham	3/14/2011	$117,000	$234,000	$468,000
	5/4/2011								17,110	$48.68	$203,736
	5/4/2011							4,620			$224,902

(1)

Amounts reported in columns (c) through (e) represent potential annual performance bonuses that the named executive officers could have earned under Tyco’s annual incentive plan for fiscal year 2011. Threshold amounts assume minimum performance levels are achieved with respect to each performance measure.

(2)

Amounts in (f) through (h) represent potential share payouts with respect to performance share unit awards that were made in connection with the fiscal year 2011 long-term compensation grant. Performance share units were granted to our named executive officers other than Ms. Graham in October 2010 and vest at the end of the three-year performance period on September 27, 2013. The number of shares that will be paid out will depend on Tyco’s (i) three-year annualized total shareholder return over the performance period, as compared to the return for the S&P 500 Industrials Index and (ii) achievement of cumulative earnings per share before special items over the performance period.

(3)

Amounts in column (l) show the grant date fair value of the option awards, restricted stock unit awards and performance share unit awards granted to our named executive officers. Amounts for performance share unit awards represent the estimate of the aggregate compensation cost to be recognized over the three year performance period determined as of the grant date under FASB ASC Topic 718, excluding the effect of estimated forfeitures. The actual number of shares that are paid out will depend on Tyco’s achievement of the performance metrics at the end of the performance period.

(4)	Ms. Mikells was not employed by Tyco during fiscal year 2011 and therefore no cash-based and equity-based awards with respect to Ms. Mikells appear in this table.

For a discussion of the terms of the annual performance bonuses, performance share unit awards, option awards and restricted stock unit awards, please see “—Compensation Discussion and Analysis—Elements of Compensation.”

Outstanding Equity Awards at 2011 Fiscal Year-End

The following table shows, for each of ADT’s named executive officers, all Tyco equity awards that were outstanding as of September 30, 2011. Dollar amounts are based on the NYSE closing price of $40.75 for Tyco’s common stock on September 30, 2011. For a description of how these awards will be treated in the spin-off, see “—Treatment of Outstanding Options, Restricted Stock Units, Performance Share Units and Deferred Stock Units.”

	Option Awards				Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options: (#) Exercisable (b)	Number of Securities Underlying Unexercised Options: (#) Unexercisable(1) (c)	Option Exercise Price ($) (d)	Option Expiration Date (e)	Number of Shares or Units of Stock That Have Not Vested(2) (#) (f)	Market Value of Shares or Units of Stock That Have Not Vested ($) (g)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3) (h)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3) (i)
Current Officers
Naren Gursahaney	37,768		$44.16	3/25/2014	23,058	$939,614	100,622	$4,100,347
	31,473		56.87	3/9/2015
	25,178		46.07	11/21/2015
	9,442		48.67	1/11/2016
	88,125		48.14	11/20/2016
	71,000		53.36	7/1/2017
	17,500	17,500	44.49	8/17/2018
	64,650	64,650	29.00	10/6/2018
	23,800	71,400	33.75	9/30/2019
		79,400	37.29	10/11/2020

Kathryn Mikells(4)

David Bleisch	7,553		$48.93	6/19/2015	9,258	$377,264	14,938	$608,724
	5,350		46.07	11/21/2015
	6,735		48.14	11/20/2016
	7,360		53.36	7/1/2017
	4,615	4,615	29.00	10/6/2018
	1,685	5,055	33.75	9/30/2019
		13,110	37.29	10/11/2020

Mark Edoff	9,442		$39.38	12/10/2013	5,347	$217,890	13,687	$557,745
	8,812		44.16	3/25/2014
	7,364		56.87	3/9/2015
	6,294		46.07	11/21/2015
	5,665		48.14	11/20/2016
	6,670		53.36	7/1/2017
	2,463	4,925	29.00	10/6/2018
	1,322	3,968	33.75	9/30/2019
		9,830	37.29	10/11/2020

Anita Graham		17,110	$48.68	5/3/2021	4,648	$189,406

(1)	Vesting dates for each outstanding option award, as of September 30, 2011, for the named executive officers are as follows:

	Exercise Price	Naren Gursahaney	David Bleisch	Mark Edoff	Anita Graham
		Number Of Shares Underlying Vesting Awards
2011
10/1/2011	33.75	23,800	1,685	1,323	—
10/7/2011	29.00	32,325	2,307	2,462	—
10/12/2011	37.29	19,850	3,277	2,457	—

2012
5/4/2012	48.68	—	—	—	4,277
8/18/2012	44.49	17,500	—	—	—
10/1/2012	33.75	23,800	1,685	1,322	—
10/7/2012	29.00	32,325	2,308	2,463	—
10/12/2012	37.29	19,850	3,278	2,458	—

2013
5/4/2013	48.68	—	—	—	4,278
10/1/2013	33.75	23,800	1,685	1,323	—
10/12/2013	37.29	19,850	3,277	2,457	—

2014
5/4/2014	48.68	—	—	—	4,277
10/12/2014	37.29	19,850	3,278	2,458	—

2015
5/4/2015	48.68	—	—	—	4,278

(2)

The amounts in columns (f) and (g) reflect, for each named executive officer, the number and market value of RSUs which had been granted as of September 30, 2011, but which remained subject to additional vesting requirements (the officer’s continued employment with Tyco). Scheduled vesting of all RSUs for each of the named executive officer is as follows:

Vesting Date	Naren Gursahaney	David Bleisch	Mark Edoff	Anita Graham
	Number Of Shares Underlying Vesting Awards
2011
10/1/2011	—	492	388	—
10/7/2011	—	692	737	—
10/12/2011	2,737	903	678	—

2012
5/4/2012	—	—	—	1,162
7/7/2012	—	2,787	—	—
8/18/2012	12,112	—	—	—
10/1/2012	—	492	387	—
10/7/2012	—	692	737	—
10/12/2012	2,736	903	678	—

2013
5/4/2013	—	—	—	1,162
10/1/2013	—	492	387	—
10/12/2013	2,737	902	677	—

2014
5/4/2014	—	—	—	1,162
10/12/2014	2,736	903	678	—

2015
5/4/2015	—	—	—	1,162

(3)

Amounts in columns (h) and (i) reflect the number and market value, as of September 30, 2011, of performance share units that would be earned if the performance goals related to these awards were met at the target level at the end of the performance period. If the minimum performance threshold is not met, there will be no payout. The number of shares that will actually be earned will depend on Tyco’s three-year shareholder return as compared to the total shareholder return of the S & P 500 Industrials Index and its cumulative EPS over the performance period. Scheduled vesting of all performance share units (based on achievement of target values) for each of the named executive officers is as follows:

Vesting Date	Naren Gursahaney	David Bleisch	Mark Edoff
	Number of Shares Underlying Vesting Awards
2011
9/30/2011	52,128	7,444	7,934

2012
9/30/2012	26,600	3,770	2,960

2013
9/27/2013	21,894	3,724	2,793

(4)	Ms. Mikells was not employed by Tyco during fiscal year 2011 and therefore no outstanding Tyco equity awards with respect to Ms. Mikells appear in this table.

Option Exercises and Stock Vested in Fiscal Year 2011

The following table shows, for each of ADT’s named executive officers, the amounts realized from options that were exercised and restricted stock units that vested during fiscal year 2011.

	Option Awards		Stock Awards
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Current Officers
Naren Gursahaney	84,978	$1,825,861	18,408	$788,962
Kathryn Mikells(1)	—	—	—	—
David Bleisch	—	—	2,765	$113,392
Mark Edoff	—	—	2,517	$103,170

(1)	Ms. Mikells was not employed by Tyco during fiscal year 2011 and therefore no option exercise and stock vesting information with respect to Ms. Mikells appears in this table.

Non-Qualified Deferred Compensation Table at Fiscal Year-End 2011

The following table presents information on the non-qualified deferred compensation accounts of our each named executive officer at September 30, 2011.

Name (a)	Executive Contributions in Last Fiscal Year ($) (b)(1)	Registrant Contributions in Last Fiscal Year ($) (c)(1)	Aggregate Earnings in Last Fiscal Year ($) (d)(2)	Aggregate Withdrawals/ Distributions ($) (e)(3)	Aggregate Balance at Last Fiscal Year End ($) (f)
Current Officers
Naren Gursahaney	$617,099	$77,915	$(80,855)	—	$3,110,049
Kathryn Mikells(4)	—	—	—	—	—
David Bleisch	—	$19,534	$(413)	—	$65,404
Mark Edoff	$71,137	$16,678	$(6,177)	$(35,635)	$279,195
Anita Graham	$4,875	—	$(707)	—	$4,168

(1)	Amounts in columns (b) and (c) include employee and Tyco contributions, respectively, under the SSRP, a non-qualified retirement savings plan. All of the amounts shown in column (c) are included in the Summary Compensation Table under the column heading “All Other Compensation.” Under the terms of the SSRP, an eligible executive may choose to defer up to 50% of his or her base salary and up to 100% of his or her performance bonus.

(2)	Amounts in column (d) include earnings or (losses) on the named executive officer’s notional account in the SSRP and in Tyco’s Supplemental Executive Retirement Plan (the “SERP”). The SERP was frozen with respect to additional contributions on December 31, 2004. Investment options under the SSRP include only funds that are available under Tyco’s tax-qualified 401(k) retirement plans. Investment options under Tyco’s SERP are the same as those available under the SSRP.
(3)	Under both the SSRP and the SERP, participants may elect to receive distributions in a single lump sum payment or in up to 15 annual installments. A participant who is still employed by Tyco may begin receiving distributions under each plan after a minimum of five years have elapsed from the plan year for which contributions have been made. A participant who has left Tyco may begin receiving distributions upon his or her termination of employment or retirement.
(4)	Ms. Mikells was not employed by Tyco during fiscal year 2011 and therefore no non-qualified deferred compensation information with respect to Ms. Mikells appears in this table.

Potential Payments Upon Termination or Change in Control

The following table summarizes the severance benefits that would have been payable to each of our named executive officers other than Ms. Mikells, who was not employed by Tyco during the last fiscal year, upon termination of employment or upon the occurrence of a change in control, assuming that the triggering event or events occurred on September 30, 2011. The amounts shown are based on the NYSE closing price of $40.75 per share for Tyco’s common stock on September 30, 2011.

For each of ADT’s named executive officers, the Severance Plan or the CIC Severance Plan governs termination benefits for the triggering events specified below. In addition, individual equity award agreements govern the treatment of those awards under certain circumstances. For the definition of “Good Reason” and “Cause” under the relevant documents, see the discussion under the heading “—Compensation, Discussion and Analysis—Change in Control and Severance Benefits.”

	Change in Control		Other Termination
Name / Form of Compensation (a)	Without Qualified Termination (b)	With Qualified Termination (c)	With Cause (d)	Without Cause (e)	Resignation/ Retirement (f)	Death or Disability (g)
Naren Gursahaney
Severance(1)	—	$2,440,000	—	$2,440,000	—	—
Benefit & Perquisite Continuation(2)	—	$29,859	—	$29,859	—	—
Accelerated Vesting of Equity Awards(3)	$493,564	$4,449,906	—	$615,100	—	$3,438,939
Supplemental Life Insurance(4)	—	—	—	—	—	$840,000

David Bleisch
Severance(1)	—	$485,730	—	$485,730	—	—
Benefit & Perquisite Continuation(2)	—	$18,542	—	$18,542	—	—
Accelerated Vesting of Equity Awards(3)	—	$817,616	—	$50,241	—	$656,816

Mark Edoff
Severance(1)	—	$544,000	—	$544,000	—	—
Benefit & Perquisite Continuation(2)	—	$16,367	—	$16,367	—	—
Accelerated Vesting of Equity Awards(3)	—	$571,941	—	$46,691	—	$449,446

Anita Graham
Severance(1)	—	$624,000	—	$624,000	—	—
Benefit & Perquisite Continuation(2)	—	$7,225	—	$7,225	—	—
Accelerated Vesting of Equity Awards(3)	—	$189,406	—	—	—	$189,406

(1)

Severance benefits are available under the CIC Severance Plan (if the triggering event followed a change in control) for Mr. Gursahaney and for Messrs. Gursahaney (for other triggering events), Bleisch and Edoff and Ms. Graham under the Severance Plan. Under the CIC Severance Plan, Mr. Gursahaney would be entitled to a severance payment of 2 times base salary and 2 times target bonus for the fiscal year in which termination occurs, subject to possible reduction if the excise tax under Section 4999 would apply. Under the Severance Plan, Mr. Gursahaney would have been entitled to salary continuation and bonus payments for the 24 months following termination of employment and Messrs. Bleisch and Edoff and Ms. Graham would have been entitled to salary continuation and bonus payments for the 12 months following termination of employment. In addition to the amounts included in this table, each named executive officer would be entitled to the annual performance bonus for the year in which his or her employment was terminated. The bonus payments are included in the Summary Compensation table under the column heading “Non-Equity Incentive Plan Compensation,” and are discussed above under the heading “—Compensation Discussion and Analysis—Elements of Compensation—Annual Incentive Compensation.”
(2)

Upon a triggering event, medical and dental benefits are provided under the CIC Severance Plan or the Severance Plan, which both provide for 12 months of continuing coverage, and if the executive’s severance period is greater than 12 months, the executive will be entitled to a cash payment equal to the projected value of the employer portion of premiums during the severance period in excess of 12 months.

(3)	Amounts represent the intrinsic value of unvested Tyco equity awards that would vest upon a triggering event. Performance share units are assumed to vest at target for purposes of these calculations.
(4)	Amount represents the Tyco-provided supplemental life insurance benefit for Mr. Gursahaney upon his death.

Treatment of Outstanding Options, Restricted Stock Units, Performance Share Units and Deferred Stock Units

Options to purchase Tyco common shares (“Tyco Options”), restricted stock units with respect to Tyco common shares (“Tyco RSUs”) and performance share units with respect to Tyco common shares (“Tyco PSUs” and, together with Tyco Options and Tyco RSUs, “Tyco Equity Awards”) have been granted to various employees in Tyco’s residential and small business security business in the United States and Canada who will become officers and employees of ADT following the spin-off.

Under the terms of the stock and incentive plans under which the outstanding Tyco Equity Awards were issued, the Tyco Compensation Committee has the authority to make equitable adjustments to outstanding Tyco Equity Awards in the event of certain transactions, including the distribution of our common stock in connection with the spin-off. Accordingly, the Tyco Compensation Committee has authorized that various adjustments be made to outstanding Tyco Equity Awards to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the applicable Tyco Equity Awards following the spin-off, as discussed below. These adjustments will be made in the same manner for all ADT employees who hold Tyco Equity Awards, including our executive officers. Any options to purchase, or awards relating to, our common stock issued in connection with such adjustments will be our obligations.

We intend to file a registration statement with respect to shares of our common stock issuable upon exercise or vesting of the equity awards that we issue, prior to the effective date of the Distribution.

Treatment of Tyco Options

In connection with the Distribution, each Tyco Option held by a Tyco employee who will become our employee following the spin-off (other than a Tyco Option held by a Tyco corporate-level employee that was granted prior to October 12, 2011) will convert into an option to acquire our common stock, in the following manner:

•

each converted option will be exercisable for a number of shares of ADT common stock determined by multiplying the number of Tyco common shares for which the option is exercisable by a fraction, the numerator of which is the closing regular-way trading price of Tyco common shares on the NYSE on the last trading day immediately prior to the Distribution, and the denominator of which is the when-issued closing trading price of our common stock on the NYSE on the last trading day immediately prior to the Distribution, rounded down to the nearest whole share; and

•

each converted option will have an exercise price equal to the exercise price of the applicable Tyco Option prior to the Distribution multiplied by a fraction, the numerator of which is the when-issued closing trading price of our common stock on the NYSE on the last trading day immediately prior to the Distribution and the denominator of which is the closing regular-way trading price of Tyco common shares on the NYSE on the last trading day immediately prior to the Distribution, rounded up to the nearest hundredth of a cent.

Each Tyco Option held by certain Tyco corporate-level employees who will not become our employees following the spin-off, and which was granted prior to October 12, 2011 will convert into an option to separately acquire an equal number of shares of common stock of ADT and Tyco common shares, and, assuming the Distributions occur simultaneously, Tyco Flow Control common shares in the following manner:

•	the adjusted number of shares subject to each option to acquire:

•

Tyco shares will be determined by multiplying the number of Tyco shares for which the Tyco Option is exercisable by a fraction, the numerator of which is the aggregate spread of the original Tyco Option, calculated by reference to the closing regular-way trading price of Tyco common shares on the NYSE on the last trading day immediately prior to the Distribution, and the denominator of which is the sum of (a) the ex-distribution closing trading price of Tyco common shares on the NYSE on the last trading day immediately prior to the Distributions minus the adjusted exercise price for Tyco options described below, (b) the product of (1) the when-issued closing trading price of Tyco Flow Control common shares on the NYSE on the last trading day immediately prior to the Distributions (or, in the absence of a when-issued trading market with respect to Tyco Flow Control, the closing price of Pentair common shares on NYSE on the last trading day prior to the Distribution) minus the adjusted exercise price for Tyco Flow Control options described below and (2) the distribution ratio for shares of Tyco Flow Control (which shall be determined on the distribution date), and (c) the product of (1) the when-issued closing trading price of ADT shares of common stock on the NYSE on the last trading day immediately prior to the Distributions minus the adjusted exercise price for ADT options described below and (2) the distribution ratio for shares of ADT of 0.5 (based on one share of ADT common stock for every two shares of Tyco common stock outstanding as of the record date), rounded down to the nearest whole share;

•

Tyco Flow Control shares will be determined by multiplying the number of Tyco shares subject to the converted option by the distribution ratio for shares of Tyco Flow Control (which shall be determined on the distribution date); and

•

ADT shares will be determined by multiplying the number of Tyco shares subject to the converted option by the distribution ratio for shares of ADT of 0.5 (based on one share of ADT common stock for every two shares of Tyco common stock outstanding as of the record date).

•	each converted option will have an exercise price as follows:

•

The exercise price for each converted Tyco option will be equal to the exercise price of the applicable Tyco Option prior to the Distributions multiplied by a fraction, the numerator of which is the when-issued closing trading price of Tyco common shares on the NYSE on the last trading day immediately prior to the Distributions (or, in the absence of a when-issued trading market with respect to Tyco Flow Control, the closing price of Pentair common shares on the NYSE on the last trading day prior to the Distribution) and the denominator of which is the closing regular-way trading price of Tyco common shares on the NYSE on the last trading day immediately prior to the Distributions, rounded up to the nearest hundredth of a cent.

•

the exercise price for each converted Tyco Flow Control option will be equal to the exercise price of the applicable Tyco Option prior to the Tyco Flow Control Distribution multiplied by a fraction, the numerator of which is the when-issued closing trading price of Tyco Flow Control common shares on the NYSE on the last trading day immediately prior to the Tyco Flow Control Distribution and the denominator of which is the closing regular-way trading price of Tyco common shares on the NYSE on the last trading day immediately prior to the Tyco Flow Control Distribution, rounded up to the nearest hundredth of a cent.

•

the exercise price for each converted ADT option will be equal to the exercise price of the applicable Tyco Option prior to the Distributions multiplied by a fraction, the numerator of which is the when-issued closing trading price of ADT shares of common stock on the NYSE on the last trading day immediately prior to the Distribution and the denominator of which is the closing regular-way trading price of Tyco common shares on the NYSE on the last trading day immediately prior to the Distribution, rounded up to the nearest hundredth of a cent.

Each converted option will take into account all employment with both Tyco and ADT for purposes of determining when the option vests and terminates.

Treatment of Tyco RSUs

In connection with the Distribution, each Tyco RSU held by a Tyco employee that will become our employee following the spin-off will be converted in the following manner (assuming the Distributions occur simultaneously):

•

For each Tyco RSU granted on or after October 12, 2011, the holder thereof will be entitled to receive ADT restricted stock units in an amount determined by multiplying the number of Tyco RSUs by a fraction, the numerator of which is the closing regular-way trading price of Tyco common shares on the NYSE on the last trading day immediately prior to the Distribution and the denominator of which is the when-issued closing trading price of our common stock on the NYSE on the last trading day immediately prior to the Distribution.

•

For each Tyco RSU granted prior to October 12, 2011, the holder thereof will be entitled to receive, in addition to the Tyco restricted stock units, an additional award of ADT restricted stock units and Tyco Flow Control RSUs. The number of additional RSUs of ADT and Tyco Flow Control shall equal the number of common shares that the holder thereof would be entitled to if such RSUs were with respect to Tyco common shares.

The Distribution will not have any other effect on the Tyco RSUs being converted to ADT, Tyco Flow Control or new Tyco restricted stock units, as applicable, and such converted restricted stock units will be subject to the same terms and conditions as apply to Tyco RSUs. Each converted restricted stock unit will take into account all employment with both Tyco and ADT for purposes of determining when the award vests. Fractional restricted stock units will be adjusted or compensated by the Tyco Compensation Committee as appropriate in the sole discretion of the Tyco Compensation Committee.

Treatment of Tyco PSUs

Each Tyco PSU outstanding as of June 29, 2012 that is held by a Tyco employee who will become our employee following the spin-off will be converted into Tyco restricted stock units based on performance results through June 29, 2012. The resulting Tyco RSUs held as of the Distribution will then be converted into the right to receive a number of ADT RSUs determined by multiplying the number of such Tyco RSUs by a fraction, the numerator of which is the closing regular way trading price of Tyco common shares on the NYSE on the last trading day immediately prior to the Distribution and the denominator of which is the when-issued closing trading price of our common stock on the NYSE on the last trading day immediately prior to the Distribution, rounded down to the nearest whole share. The Tyco Compensation Committee will determine the level of performance attained with respect to the Tyco PSUs that convert into Tyco RSUs as of June 29, 2012.

Each Tyco PSU (i) that was granted prior to October 12, 2011, and that is held, as of June 29, 2012, by certain specified corporate-level employees of Tyco who will not become our employees following the spin-off or (ii) that is held by former Tyco employees will be converted into Tyco RSUs based on performance results through June 29, 2012. As of the distribution date, such Tyco RSUs will be converted into the right to receive the same number of Tyco restricted stock units and an additional award of ADT restricted stock units and Tyco Flow Control restricted stock units. The number of additional restricted stock units of ADT and Tyco Flow Control will equal the number of common shares that the holder thereof would be entitled to if such restricted stock units were with respect to Tyco common shares.

The Tyco PSUs that are ultimately converted into ADT restricted stock units will have a vesting period that is identical to the vesting period for the Tyco PSUs (generally, three years from grant date) and will take into account all employment with Tyco and ADT for these purposes. All other terms and conditions of the converted awards will be equivalent to those that apply to Tyco PSUs. Fractional shares will be adjusted or compensated by the Tyco Compensation Committee as appropriate in the sole discretion of the Tyco Compensation Committee.

Tyco deferred stock units (“DSUs”) held by corporate level employees will be converted into DSUs of each of the three publicly traded companies in the same manner as common shares.

2012 Omnibus Stock and Incentive Award Plan

General. Prior to the completion of the spin-off, we expect to adopt, with the approval of our sole stockholder, the 2012 Omnibus Stock and Incentive Plan (the “2012 Plan”), which we expect to be substantially similar to Tyco’s 2004 Stock and Incentive Plan. The following description of the 2012 Plan is a summary of certain provisions that are currently expected to be in the final version of the plan and is subject to change prior to completion of the spin-off. A copy of the final version of the 2012 Plan will be filed as an exhibit to the Registration Statement of which this Information Statement is a part.

Purpose. The purpose of the 2012 Plan is to promote the interests of ADT by aiding in the recruitment and retention of exceptional directors, employees and consultants, providing incentives to its directors, employees and consultants in consideration of their services to ADT, promoting the growth and success of ADT’s business by aligning the interests of directors, employees and consultants with those of shareholders and providing directors, employees and consultants an opportunity to participate in the growth and financial success of ADT. To accomplish these objectives, the 2012 Plan will provide for the award of stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units, other stock-based awards and performance-based awards.

Administration. The 2012 Plan will be administered by the ADT Compensation Committee. It is intended, but not required, that the directors appointed to serve on the ADT Compensation Committee be “Non-Employee Directors” (within the meaning of Rule 16b-3 under the Exchange Act) and “Outside Directors” within the meaning of Section 162(m) of the Code, to the extent Rule 16b-3 and Section 162(m) are applicable. However, the fact that a member of the ADT Compensation Committee shall fail to qualify under these requirements will not invalidate any award that is otherwise validly granted under the 2012 Plan. Subject to the terms of the 2012 Plan, the ADT Compensation Committee will have the authority to grant awards, to determine the number of shares of our common stock for which each award may be granted and to determine any terms and conditions pertaining to the exercise or to the vesting of each award. The ADT Compensation Committee will have the power, in its sole discretion, to accelerate the exercisability of any option and to remove any restriction on any restricted stock or restricted stock unit granted under the 2012 Plan. The ADT Compensation Committee will also have full power to construe and interpret the 2012 Plan and any award agreement executed pursuant to the 2012 Plan and to establish, amend, suspend or waive any rules for the proper administration of the 2012 Plan. The determination of the ADT Compensation Committee on all matters relating to the 2012 Plan or any award agreement will be conclusive.

Eligibility. Our officers, employees, directors and consultants and those of our subsidiaries or affiliates will be eligible to be designated a participant under the 2012 Plan. The ADT Compensation Committee will have the sole and complete authority to determine the participants to whom awards will be granted under the 2012 Plan, subject to certain limitations described below.

Number of Shares Authorized. We expect that 8 million shares of our common stock will be available for grant under the 2012 Plan. The 2012 Plan will provide that no person may be granted awards or options and stock appreciation rights, or SARs, with respect to more than 3 million shares of common stock in any one year, except that additional awards in excess of such limitations up to 5 million shares of common stock may be granted to a newly hired director or employee who is subject to the reporting requirements of Section 16(a) of the Exchange Act. The maximum amount payable to any one person pursuant to a cash bonus under our 2012 Plan is expected to be $5 million. As will be described more fully in the 2012 Plan, if an award expires or terminates or is forfeited or if any option terminates, expires or lapses without being exercised, the number of shares previously subject to such award will again be available for future grant. If the ADT Compensation Committee determines that certain corporate transactions or events (as described in the 2012 Plan), such as a stock split, affect the shares of common stock such that an adjustment is to be consistent with such event and necessary or equitable to carry out the purposes of the 2012 Plan, the ADT Compensation Committee shall appropriately adjust the maximum number of shares and the classes or series of our common stock which may be delivered pursuant to the 2012 Plan, the number of shares and the classes or series of our common stock subject to outstanding awards, the price per share of all of our common stock subject to outstanding awards and any other provisions of the 2012 Plan. In addition, upon the occurrence of certain corporate events or transactions (to be described in the 2012 Plan), such as certain mergers, consolidations or reorganizations, the ADT Compensation Committee may, in its discretion and with prior notice to the participants, cancel all outstanding awards and pay the holders thereof the value of such awards in a form and an amount equal to what they would have received or been entitled to receive had they exercised all such awards immediately prior to the consummation of such corporate event or transaction.

The 2012 Plan will have a term of 10 years and no further awards may be granted under the 2012 Plan after the end of the 10-year term.

Terms and Conditions of Awards. Under the 2012 Plan, the ADT Compensation Committee will have the authority to grant awards of nonqualified stock options, or “NSOs,” incentive stock options, or “ISOs,” SARs, restricted stock, restricted stock units, stock bonus awards, performance compensation awards (including cash bonus awards) or any combination of the foregoing. The ADT Compensation Committee may provide, but is not required to provide, in an award agreement that there will be a vesting acceleration or payout of the award upon a change in control, as defined in the 2012 Plan.

Options. The ADT Compensation Committee will be authorized to grant options to purchase shares of common stock that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or “nonqualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. An option provides a participant with the right to purchase, within a specified period of time, a stated number of shares of our common stock at the price specified in the award agreement. Options granted under the 2012 Plan will be subject to the terms, including the exercise price and the conditions and timing of exercise, not inconsistent with the 2012 Plan, determined by the ADT Compensation Committee and specified in the applicable award agreement or thereafter. The maximum term of an option granted under the 2012 Plan will be 10 years from the date of grant (or five years in the case of an ISO granted to a 10.0% shareholder).

The exercise price per share paid by a participant will be determined by the ADT Compensation Committee at the time of grant but will not be less than 100.0% of the fair market value of one share on the date the option is granted (or no less than 110.0% of such fair market value in the case of an ISO granted to an employee who is a 10.0% stockholder). Payment in respect of the exercise of an option may be made in cash or by check, except that the ADT Compensation Committee may, in its discretion, allow such payment to be made by surrender of unrestricted shares of our common stock (at their fair market value on the date of exercise) which have been held by the participant for at least six months, or by such other method as the ADT Compensation Committee may determine and that is permitted by law. The ADT Compensation Committee may, in its discretion and to the extent permitted by law, allow such payment to be made through a broker-assisted cashless exercise mechanism. The ADT Compensation Committee may also establish rules permitting the deferral of shares of our common stock upon the exercise of options for tax planning purposes, provided, however, that such rules do not result in the imposition of an excise tax under Section 409A of the Code.

SARs. The ADT Compensation Committee will be authorized to award SARs under the 2012 Plan. SARs will be subject to the terms and conditions established by the ADT Compensation Committee. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares of our common stock or a combination of the foregoing, the appreciation, if any, in the value of one share of our common stock over a certain period of time. In no event will the base amount of SAR granted under the Plan be less than the fair market value of one share the date of grant. An option granted under the 2012 Plan may include SARs, either on the date of grant or, except in the case of an ISO, by subsequent amendment. The ADT Compensation Committee may also award SARs to a participant independent of the grant of an option. SARs granted in connection with an option will become exercisable, be transferable and will expire according to the same vesting schedule, transferability rules and expiration provisions as the corresponding option. If SARs are granted independent of an option, the SARs will become exercisable, be transferable and will expire in accordance with the vesting schedule, transferability rules and the expiration provisions established by the ADT Compensation Committee and reflected in the award agreement.

No Repricing. The 2012 Plan will prohibit the repricing of stock options or SARs awarded under the 2012 Plan or any similar substitutions.

Restricted Stock. The ADT Compensation Committee will be authorized to award restricted stock under the 2012 Plan. An award of restricted stock is a grant of shares subject to conditions and restrictions set by the ADT Compensation Committee. The grant or the vesting of an award of restricted stock may be conditioned upon service to us or our affiliates or upon the attainment of performance goals or other factors, as determined in the discretion of the ADT Compensation Committee. The ADT Compensation Committee may also, in its discretion, provide for the lapse of restrictions imposed upon an award of restricted stock. Holders of an award of restricted stock will generally have, with respect to the restricted stock granted, all of the rights of a shareholder, including the right to vote and to receive dividends.

Restricted Stock Units. The ADT Compensation Committee will be authorized to award restricted stock units to participants. The ADT Compensation Committee will be authorized to establish the terms, conditions and restrictions applicable to each award of restricted stock units, including the time or times at which restricted stock units will be granted or vested and the number of units to be covered by each award. The terms and conditions of each restricted stock unit award will be reflected in a restricted stock unit agreement. At the discretion of the ADT Compensation Committee, each restricted stock unit (representing one share of our common stock) awarded to a participant will be credited with an amount equal to the cash or stock dividends paid by us in respect of one share of our common stock (“dividend equivalents”). At the discretion of the ADT Compensation Committee, dividend equivalents may either be paid currently to the participant or withheld by us for the participant’s account. Upon the pre-set settlement date of a restricted stock unit award, we will deliver to the participant or his beneficiary (i) one share of our common stock or, at the election of the ADT Compensation Committee, an amount in cash equal to the fair market value of that number of shares at the expiration of the period over which the units are to be earned for each restricted stock unit with respect to which the vesting period has expired and (ii) cash or shares of common stock equal to any dividend equivalents credited to the restricted stock unit.

With respect to an award of restricted stock or restricted share units that is intended to qualify as “performance-based compensation” for covered employees under Section 162(m) of the Code, the timing, establishment and adjustment of performance goals will be implemented by the ADT Compensation Committee in a manner designed to preserve the treatment of such award as “performance-based compensation” for purposes of Section 162(m) of the Code. However, the ADT Compensation Committee may, in its discretion, issue performance-based restricted stock units (or other awards) to any employee that is not intended to qualify under Section 162(m) of the Code.

Other Stock Based Awards. The ADT Compensation Committee may, in its discretion, grant an award of unrestricted shares of our common stock, either alone or in tandem with other awards, under such terms and conditions as the ADT Compensation Committee in its sole discretion may decide. A stock bonus award may be granted as or in payment of a bonus or to provide special incentives or recognize special achievements or contributions.

Performance Criteria. The ADT Compensation Committee may, in its discretion, condition the vesting of any award granted under the 2012 Plan upon the satisfaction of certain performance goals. To the extent an award is intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the performance goals will be established by the ADT Compensation Committee with reference to one or more performance criteria to be set forth in the 2012 Plan, either on a company-wide basis or, as relevant, in respect of one or more of our affiliates, divisions or operations.

Transferability. Generally, each award will be exercisable during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative, and such award may not be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution. However, the ADT Compensation Committee may, in its discretion, provide that awards granted under the 2012 Plan that are not ISOs may be transferred by a participant without consideration to certain “permitted transferees” (to be defined in the 2012 Plan), pursuant to the terms of the 2012 Plan and rules adopted by the ADT Compensation Committee.

Amendment. Our board of directors will have the ability to amend, alter, suspend, discontinue or terminate the 2012 Plan or any portion thereof at any time. No such action may be taken, however, without stockholder approval if such approval is necessary to comply with any regulatory requirement. No amendment may, however, reduce the exercise price of an option, cancel an existing option and replace it with a new option having a lower exercise price or take any other action, that would result in such option being considered “repriced” for purposes of the applicable stock exchange rules or that would result in the option being accounted for as a liability award, without stockholder approval of such amendment.

DESCRIPTION OF MATERIAL INDEBTEDNESS

Senior Notes

On July 5, 2012, ADT and Tyco entered into an indenture (the “Indenture”) with Wells Fargo Bank, National Association, N.A., as trustee, relating to the issuance by ADT of $750 million aggregate principal amount of 2.250% senior notes due 2017 (the “2017 Notes”), $1,000 million aggregate principal amount of 3.500% senior notes due 2022 (the “2022 Notes”) and $750 million aggregate principal amount of 4.875% senior notes due 2042 (the “2042 Notes” and, together with the 2017 Notes and the 2022 Notes, the “Notes”) in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act.

The 2017 Notes bear interest at a rate of 2.250% per annum, the 2022 Notes bear interest at a rate 3.500% per annum and the 2042 Notes bear interest at a rate 4.875% per annum. Interest on the Notes accrues from July 5, 2012. Interest on the Notes is payable on January 15 and July 15 of each year, commencing on January 15, 2013. The 2017 Notes will mature on July 15, 2017, the 2022 Notes will mature on July 15, 2022 and the 2042 Notes will mature on July 15, 2042.

The Notes are initially guaranteed on a senior unsecured basis by Tyco. The guarantee will terminate and be automatically and unconditionally released upon the Distribution.

The public offering price of the Notes was (i) 99.896% of the principal amount of the 2017 Notes, (ii) 99.764% of the principal amount of the 2022 Notes and (iii) 98.925% of the principal amount of the 2042 Notes.

The Indenture includes covenants that restrict the ability of ADT, subject to exceptions, to incur debt secured by liens and engage in sale and lease-back transactions. The Indenture also provides for customary events of default (subject, in certain cases, to receipt of notice of default and/or customary grace and cure periods), including but not limited to, (i) failure to pay interest for 30 days, (ii) failure to pay principal when due, (iii) failure to perform any other covenant in the Indenture for 90 days after receipt of notice from the trustee or from holders of 25% of the outstanding principal amount and (iv) certain events of bankruptcy, insolvency or reorganization of ADT. ADT may redeem each series of the Notes, in whole or in part, at any time at a redemption price equal to the principal amount of the Notes to be redeemed, plus a make-whole premium. If a change of control triggering event occurs, as defined in the Indenture, ADT will be required to make an offer to purchase the Notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.

Registration Rights Agreement

In connection with the sale of the Notes, Tyco and ADT entered into an Exchange and Registration Rights Agreement (the “Registration Rights Agreement”) with the initial purchasers of the Notes, dated as of July 5, 2012. Under the Registration Rights Agreement, ADT and Tyco agree, at their cost, to (i) file with the SEC an exchange offer registration statement with respect to an exchange offer registered under the Securities Act to exchange the Notes of each series for an issue of another series of notes (the “Exchange Notes”) that are identical in all material respects to the applicable series of Notes (except that the Exchange Notes will not contain transfer restrictions or any increase in annual interest rate) within 180 days after July 5, 2012, (ii) to use their commercially reasonable efforts to cause the exchange offer registration statement to be declared effective under the Securities Act within 365 days of July 5, 2012, (iii) to use their commercially reasonable efforts to commence the exchange offer promptly, but no later than 10 business days after the registration statement has become effective, (iv) to hold the exchange offer open for not less than 20 business days and (v) to complete the exchange offer no later than 30 days after the commencement of the exchange offer. If the exchange offer is not consummated, under certain circumstances and within specified time periods, ADT and Tyco are required to file a shelf registration statement covering resales of the Notes, use commercially reasonable efforts to cause the shelf registration statement to be declared effective and to keep the shelf registration statement effective until such time as the Notes cease to be registrable securities.

Senior Revolving Credit Facility

In connection with the spin-off, on June 22, 2012 ADT entered into a new unsecured senior revolving credit facility (the “revolving credit facility”), with an aggregate commitment of $750 million (provided that until the Distribution has occurred and certain related conditions have been met, availability under the revolving credit facility will be limited to $250 million). The revolving credit facility is available to be used for working capital, capital expenditures and other corporate purposes, however, we do not anticipate drawing upon the facility at this time. Tyco is a guarantor under the revolving credit facility, which guarantee will be released and cancelled in connection with the Distribution.

Guarantee

The obligations under the revolving credit facility are unconditionally and irrevocably guaranteed by Tyco; provided that the Tyco guarantee is to be released upon the consummation of the Distribution.

Interest and Fees

Borrowings under the revolving credit facility bear interest at a rate per annum equal to, at our option, (x) LIBOR plus an applicable margin based on our credit ratings or (y) an alternate base rate equal to the highest of (i) Citibank, N.A.’s base rate, (ii) the federal funds effective rate plus 1/2 of 1% and (iii) one-month LIBOR plus 1%, in each case plus an applicable margin based on our credit ratings.

We are required to pay the lenders a facility fee on the amount of the lenders’ commitments under the revolving credit facility from time to time at rates based on our applicable credit ratings.

Optional Prepayment and Commitment Reductions

Under our revolving credit facility we have the option to prepay amount outstanding without penalty, subject to breakage costs and a minimum notice requirement. In addition, we may voluntarily reduce unutilized portions of the commitment under the revolving credit facility without penalty, subject to certain conditions pertaining to minimum reduction amount and a minimum notice requirement.

Covenants

The revolving credit facility contains customary affirmative and negative covenants, including covenant related to the delivery of financial statements, the filing of documents with the SEC, the delivery of financial information and notices to lenders and the operation of our business. The revolving credit facility also includes financial covenants limiting the ratio of debt to EBITDA and requiring a minimum ratio of EBITDA to interest expense. We must maintain a ratio of consolidated total debt to EBITDA on a rolling four quarter basis of no greater than 3.50 to 1.00 (calculated by reference to (i) Tyco and its subsidiaries on a consolidated basis prior to the release of the guarantee and (ii) us and our subsidiaries on a consolidated basis following such release). Following the release of Tyco’s guarantee, we must also maintain a ratio of consolidated EBITDA to consolidated interest expense of no less than 3.00 to 1.00 as measured on a quarterly basis.

The negative covenants of the revolving credit facility include, among other things, limitations (each of which is subject to customary exceptions for financings of this type) on our ability to:

•	grant liens;

•	enter into transactions resulting in fundamental changes (such as mergers or sales of all or substantially all of our assets or Tyco);

•	restrict subsidiary dividends or other subsidiary distributions;

•	enter into transactions with affiliates;

•	permit subsidiaries to provide guarantees to other material debt;

•	and incur additional subsidiary debt.

Events of Default

The revolving credit facility specifies customary events of default (subject to grace periods, as appropriate) including among others: nonpayment of principal, interest or fees; breach of the financial, affirmative or negative covenants; inaccuracy of the representations or warranties in any material respect; payment default on, or acceleration of, other material indebtedness; bankruptcy or insolvency; material unsatisfied judgments; certain ERISA violations; invalidity or unenforceability of such revolving credit facility or other documents associated with such revolving credit facility; and a change of control.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this Information Statement, all of the outstanding shares of our common stock are beneficially owned by Tyco. After the spin-off, Tyco will not own any shares of our common stock. The following table sets forth the number and percentage of outstanding Tyco common shares beneficially owned as of June 30, 2012 by (i) each of our directors following the spin-off; (ii) each officer named in the Summary Compensation Table and (iii) all of our directors and executive officers as a group. The table also sets forth the number and percentage of shares of our common stock each of these persons is expected to receive in the Distribution, assuming that there are no change in these persons’ holdings of Tyco common shares after June 30, 2012 and giving effect to a distribution ratio of 0.5 shares of ADT common stock for each common share of Tyco, with no fractional shares. The beneficial owners listed in the table may have also been granted stock-based awards whose value is derived from the value of Tyco common shares, including options, restricted shares, restricted stock units and deferred stock units. These stock-based awards are not shown in the table because, except in the limited cases specified in the ADT Separation and Distribution Agreement, the awards will be adjusted based on the market prices of Tyco and ADT shares immediately prior to the Distribution and therefore we cannot estimate the number of shares of common stock that, immediately after the Distribution, each person will be entitled to acquire within 60 days. See “Compensation of Executive Officers—Treatment of Outstanding Options, Restricted Stock Units, Performance Share Units and Deferred Stock Units.”

	Shares Beneficially Owned
Name	Number of Tyco Common Shares		Number of Shares of ADT Common Stock	Percentage of Class(5)
Directors and Named Executive Officers
David Bleisch	10,868	(2)(3)	5,434	*
Thomas Colligan	1,000		500	*
Timothy Donahue	5,864	(1)	2,932	*
Robert Dutkowsky	—		—	*
Mark Edoff	3,634	(2)	1,799	*
Bruce Gordon	8,772	(1)	4,386	*
Anita Graham	817	(2)	2,547	*
Naren Gursahaney	75,927	(2)(3)	37,963	*
Bridgette Heller	—		—	*
Kathleen Hyle	—		—	*
Kathryn Mikells	—		—	*
Dinesh Paliwal	2,077		1,038	*
Directors and Executive Officers as a Group (21 persons)	117,849	(4)	58,924	*

*	Less than 1.0%
(1)

Excludes vested Tyco DSUs as follows: Mr. Donahue, 5,655; and Mr. Gordon, 20,271. Distribution of the DSUs will occur upon (i) the termination of the individual from Tyco or Tyco’s board of directors (other than for cause) or (ii) a change in control of Tyco. Upon such termination or change in control, as the case may be, Tyco will issue the number of Tyco common shares equal to the aggregate number of vested DSUs credited to the individual, including DSUs received through the accrual of dividend equivalents.

(2)

Excludes the maximum number of Tyco common shares for which these individuals can acquire beneficial ownership upon the exercise of stock options that are currently vested or will vest before August 29, 2012 as follows: Mr. Bleisch, 40,567; Mr. Edoff, 41,939; Mr. Gursahaney, 462,441; and Ms. Graham, 4,277.

(3)

Excludes the maximum number of Tyco common shares for which these individuals can acquire beneficial ownership upon the vesting of restricted stock units that will vest before August 29, 2012 as follows: Mr. Bleisch, 2,819; and Mr. Gursahaney, 12,293.

(4)	Excludes all Tyco common shares that may be beneficially owned under stock-based awards granted by Tyco prior to the Distribution.
(5)

Based on 459,722,328 Tyco common shares outstanding as of June 30, 2012 and giving effect to a distribution ratio of 0.5 shares of ADT common stock for each common share of Tyco, with no fractional shares.

The following table sets forth the information indicated for persons or groups known to us to be beneficial owners of more than 5% of the outstanding common shares of Tyco. The table also sets forth the number and percentage of shares of common stock each of these persons or groups is expected to receive in the Distribution, assuming that there have been and will be no change in these persons’ or groups’ holdings of Tyco common shares after the dates indicated and giving effect to a distribution ratio of 0.5 shares of ADT common stock for each common share of Tyco, with no fractional shares.

Name and Address of Beneficial Owner	Number of Tyco Common Shares		Number of ADT Shares of Common Stock	Percentage of Class*
BlackRock Inc. 40 East 52nd Street New York, NY 10022	29,598,489	(1)	12,784,244	6.4%

(1)

The amount shown for the number of Tyco common shares over which BlackRock Inc. exercised investment discretion was provided pursuant to the Schedule 13G/A dated February 13, 2012 that it filed with the SEC, indicating beneficial ownership as of December 31, 2011.

(2)

Based on 459,722,328 Tyco common shares outstanding as of June 30, 2012 and giving effect to a distribution ratio of 0.5 shares of ADT common stock for each common share of Tyco, with no fractional shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Tyco

Following the spin-off, ADT, Tyco Flow Control and Tyco will operate independently, and none will have any ownership interest in any other. In order to govern certain ongoing relationships between ADT, Tyco Flow Control and Tyco after the spin-off and to provide mechanisms for an orderly transition, ADT, Tyco Flow Control and Tyco have entered into the Tyco Flow Control Separation and Distribution Agreement, ADT and Tyco will enter into the ADT Separation and Distribution agreement and ADT, Tyco or Tyco Flow Control, as applicable, intend to enter into other agreements pursuant to which certain services and rights will be provided for following the spin-off, and ADT, Tyco Flow Control and Tyco will indemnify each other against certain liabilities arising from our respective businesses. The following is a summary of the terms of the material agreements we have entered into or expect to enter into with Tyco and Tyco Flow Control. This summary does not purport to be complete and it may not contain all of the information about these agreements.

ADT Separation and Distribution Agreement

We intend to enter into the ADT Separation and Distribution Agreement with Tyco before the Distribution. The ADT Separation and Distribution Agreement will set forth our agreement with Tyco regarding the principal transactions necessary to separate us from Tyco. It will set forth other agreements that govern certain aspects of our relationship with Tyco after the completion of the spin-off.

Distribution Overview. The ADT Separation and Distribution Agreement will provide for the spin-off of Tyco’s residential and small business security business in the United States and Canada from Tyco. Among other things, the agreement will: set forth the process by and conditions under which Tyco will spin off its residential and small business security business in the United States and Canada to the holders of Tyco common shares; specify the relevant assets of Tyco and certain of its subsidiaries related to our business to be transferred to us; and set forth certain liabilities and covenants to be assumed by us and Tyco. The ADT Separation and Distribution Agreement will provide that, on the Distribution Date, each holder of Tyco common shares will be entitled to one share of ADT common stock for every two Tyco common shares held on the record date for the Distribution.

Cash Adjustment. The ADT Separation and Distribution Agreement will include a provision for a cash adjustment immediately prior to the closing of the Distribution. Pursuant to this provision, the target amount of cash at ADT immediately following the Distribution is $300 million. However, the actual amount that will be available will depend on the aggregate cash balance of Tyco, ADT and their respective subsidiaries at the time of the Distribution (excluding the cash balance of or attributable to Tyco Flow Control and its subsidiaries). If immediately prior to the Distribution, the aggregate cash balance of Tyco, ADT and their respective subsidiaries (excluding the cash balance of or attributable to Tyco Flow Control and its subsidiaries), after (1) subtracting certain unpaid transaction expenses arising in connection with the spin-off and certain other unpaid liabilities, if any, and (2) giving credit for $200 million of cash to be paid by Tyco Flow Control (or Pentair) to Tyco immediately prior to the Distribution, in each case, as set forth in the ADT Separation and Distribution Agreement, would be less than $700 million, then ADT’s cash balance shall be reduced by an amount equal to (i) the amount by which the aggregate cash balance of Tyco, ADT and their respective subsidiaries (excluding the cash balance of or attributable to Tyco Flow Control and its subsidiaries), after giving effect to the adjustments described above, is below $700 million (ii) multiplied by a fraction, the numerator of which is the free cash flow generated in the prior four fiscal quarters by ADT and its subsidiaries and the denominator of which is the free cash flow generated in the prior four fiscal quarters by ADT, Tyco and their respective subsidiaries (excluding Tyco Flow Control and its subsidiaries), collectively. In the event that the aggregate cash balance of Tyco, ADT and their respective subsidiaries (excluding the cash balance of or attributable to Tyco Flow Control and its subsidiaries), after giving effect to the adjustments described above, is greater than $700 million, such excess cash will be allocated to each of ADT and Tyco on the basis of each parties’ respective contribution to free cash flow generated in the prior four fiscal quarters.

Transfer of Assets. The ADT Separation and Distribution Agreement will identify certain transfers of assets that are necessary in advance of our separation from Tyco so that each of ADT and Tyco retains the assets of, and the liabilities associated with, our respective businesses.

The assets to be transferred or assigned to or retained by ADT or its subsidiaries will include the following:

•	the ownership interests of ADT’s subsidiaries;

•

all ADT contracts, any rights or claims arising thereunder, and any other rights or claims or contingent rights or claims primarily relating to, or arising from, any ADT asset or Tyco’s residential and small business security business in the United States and Canada;

•

any and all assets (other than cash subject to the cash adjustment described above) reflected on ADT’s balance sheet as of August 31, 2012 and any assets acquired by or for ADT or any of its subsidiaries subsequent to the date of such balance sheet which, had they been so acquired on or before such date and owned as of such date, would have been reflected on such balance sheet if prepared on a consistent basis, subject to any dispositions of any of such assets subsequent to the date of such balance sheet;

•	rights of ADT and its subsidiaries under any insurance policies and contracts, including any rights thereunder arising after the Distribution in respect of any occurrence-based policies;

•

any and all assets owned or held immediately prior to the Distribution by Tyco or any of its subsidiaries that primarily relate to or are primarily used in Tyco’s residential and small business security business in the United States and Canada;

•	certain scheduled assets and any and all assets that are expressly contemplated as assets that have been or that are to be transferred to ADT or any of its subsidiaries;

•

subject to certain exceptions, any and all furnishings and office equipment located at a physical site to the extent the ownership or leasehold interest with respect to such physical site is being transferred to, or retained by, ADT; and

•	34.375% of certain Tyco contingent assets arising under the Tyco Flow Control Separation and Distribution Agreement.

The ADT Separation and Distribution Agreement will provide that the assets to be transferred or assigned to or retained by ADT or one of its subsidiaries will not in any event include any assets to the extent they are expressly contemplated to be retained by or transferred to Tyco or its subsidiaries under the ADT Separation and Distribution Agreement.

The assets to be transferred or assigned to or retained by Tyco or its subsidiaries will include the following:

•	the ownership interests in Tyco’s subsidiaries;

•

all Tyco contracts, any rights or claims arising thereunder, and any other rights or claims or contingent rights or claims primarily relating to, or arising from, any asset owned by Tyco or Tyco’s business other than those primarily relating to, or arising from, Tyco’s residential and small business security business in the United States and Canada;

•

any and all assets (except that cash shall be subject to the cash adjustment described above) reflected on Tyco’s unaudited combined balance sheet as of August 31, 2012 prepared to give pro forma effect to the spin-off and the Distribution (but not the separation of Tyco Flow Control from Tyco and the Tyco Flow Control Distribution) and any assets acquired by or for Tyco or any subsidiary of Tyco subsequent to the date of such balance sheet which, had they been so acquired on or before such date and owned as of such date, would have been reflected on such balance sheet if prepared on a consistent basis, subject to any dispositions of any of such assets subsequent to the date of such balance sheet;

•	any and all rights of Tyco and its subsidiaries under any insurance policies and contracts;

•	any and all assets owned or held immediately prior to the Distribution by Tyco or any of its subsidiaries that primarily relate to or are primarily used in Tyco’s business;

•	certain scheduled assets and any and all assets that are expressly contemplated as assets that have been or that are to be transferred to Tyco or any of its subsidiaries; and

•

subject to certain exceptions, any and all furnishings and office equipment located at a physical site to the extent the ownership or leasehold interest with respect to such physical site is being transferred to or retained by Tyco.

The ADT Separation and Distribution Agreement will provide that the assets transferred or assigned to or retained by Tyco or its subsidiaries will not include any assets to the extent they are expressly contemplated as assets to be retained by or transferred to ADT or any of its subsidiaries.

Assumptions of Liabilities. The ADT Separation and Distribution Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between ADT and Tyco and identify the liabilities and other obligations which each of ADT and Tyco and their respective subsidiaries will assume or retain.

The liabilities to be assumed or retained by ADT or one of its subsidiaries will include the following:

•	certain scheduled liabilities and any and all liabilities that are expressly contemplated as liabilities that have been or that are to be assumed by ADT or any of its subsidiaries;

•

any and all liabilities primarily relating to, arising out of or resulting from the operation or conduct of Tyco’s residential and small business security business in the United States and Canada whether arising before, on or after the Distribution, the operation or conduct of any business conducted by any subsidiary of ADT after the Distribution, or any ADT assets, whether arising before, on or after the Distribution;

•

any liabilities to the extent relating to, arising out of or resulting from any terminated or divested business entity, business or operation formerly and primarily owned or managed by or primarily associated with Tyco’s residential and small business security business in the United States and Canada or any ADT subsidiary;

•

subject to limited exceptions, 34.375% of certain contingent liabilities of Tyco relating to obligations under the Tyco Flow Control Separation and Distribution Agreement or arising from certain outstanding litigation;

•	any liabilities relating to any ADT employee or former ADT employee before, on or after the Distribution;

•

any liabilities relating to, arising out of, or resulting from, (x) any indebtedness (including debt securities and asset-backed debt) of ADT or any of its subsidiaries or indebtedness (regardless of the issuer of such indebtedness) incurred after the Distribution, and exclusively relating to Tyco’s residential and small business security business in the United States and Canada and (y) any indebtedness (regardless of the issuer of such indebtedness) incurred after the Distribution and secured exclusively by any of ADT’s assets (including any liabilities relating to, arising out of or resulting from a claim by a holder of any such indebtedness, in its capacity as such);

•	certain specified shared expenses; and

•

all liabilities reflected as liabilities or obligations on ADT’s balance sheet as of August 31, 2012, and all liabilities arising or assumed after the date of such balance sheet which, had they arisen or been assumed on or before such date and been retained as of such date, would have been reflected on such balance sheet if prepared on a consistent basis, subject to any discharge of such liabilities subsequent to the date of the balance sheet.

The ADT Separation and Distribution Agreement will provide that the liabilities that are to be assumed or retained by ADT or one of its subsidiaries will not in any event include any of the following: (x) any liabilities that are expressly contemplated as liabilities to be retained or assumed by Tyco or any of its other subsidiaries; (y) any contracts expressly assumed or expressly contemplated as liabilities to be assumed by Tyco or any of its subsidiaries; and (z) any intercompany payables expressly discharged pursuant to the ADT Separation and Distribution Agreement.

The liabilities to be assumed or retained by Tyco or one of its subsidiaries will include the following:

•

certain scheduled liabilities and any and all liabilities that are expressly contemplated as liabilities that have been or that are to be assumed by Tyco or any of its subsidiaries (other than ADT or any of its subsidiaries);

•

any and all liabilities primarily relating to, arising out of or resulting from: (A) the operation or conduct of Tyco’s business other than Tyco’s residential and small business security business in the United States and Canada as conducted at any time prior to, on or after the Distribution; (B) the operation or conduct of any business conducted by Tyco or any of its subsidiaries other than the residential and small business security business in the United States and Canada at any time after the Distribution; or (C) any assets owned by Tyco, whether arising before, on or after the Distribution;

•

any liabilities to the extent relating to, arising out of or resulting from any terminated or divested business entity, business or operation formerly and primarily owned or managed by or primarily associated with Tyco or any of its subsidiaries (other than ADT or any of its subsidiaries) or Tyco’s business (other than Tyco’s residential and small business security business in the United States and Canada);

•	any liabilities relating to any Tyco employee or former Tyco employee that is not an ADT employee or former ADT employee immediately following the Distribution;

•

any liabilities relating to, arising out of or resulting from (x) any indebtedness (including debt securities and asset-backed debt) of Tyco or any of its subsidiaries or indebtedness (regardless of the issuer of such indebtedness) exclusively relating to the Tyco business (other than Tyco’s residential and small business security business in the United States and Canada) or (y) any indebtedness (regardless of the issuer of such indebtedness) secured exclusively by any of Tyco’s assets (including any liabilities relating to, arising out of or resulting from a claim by a holder of any such indebtedness, in its capacity as such);

•	certain specified shared expenses; and

•

all liabilities reflected as liabilities or obligations on Tyco’s unaudited combined balance sheet as of August 31, 2012 prepared to give pro forma effect to the spin-off and the Distribution (but not the separation of Tyco Flow Control from Tyco and the Tyco Flow Control Distribution) and all liabilities arising or assumed after the date of such balance sheet which, had they arisen or been assumed on or before such date and been retained as of such date, would have been reflected on such balance sheet if prepared on a consistent basis, subject to any discharge of such liabilities subsequent to the date of Tyco’s balance sheet.

The ADT Separation and Distribution Agreement will provide that the liabilities to be assumed or retained by Tyco or one of its subsidiaries shall not include: (w) any liabilities that are expressly contemplated as liabilities to be retained or assumed by ADT or any of its subsidiaries; (x) any contracts expressly assumed by ADT or any of its subsidiaries; and (y) any intercompany payables expressly discharged pursuant to the ADT Separation and Distribution Agreement.

Consents and Delayed Transfers. If any transfers or assumptions are not consummated by the closing of the Distribution, Tyco and ADT are to use reasonable best efforts to effect such transfers and assumptions while holding such assets or liabilities for the benefit of the appropriate party so that all the benefits and burdens relating to such asset or liability inure to the party entitled to receive or assume such asset or liability. Tyco and ADT are to use reasonable best efforts to obtain consents required to transfer assets and contracts and to novate obligations under contracts and liabilities as necessary to effectuate the spin-off. Additionally, Tyco and ADT will use reasonable best efforts to remove ADT as a guarantor of liabilities retained by Tyco and its subsidiaries and to remove Tyco and its subsidiaries as a guarantor of liabilities to be assumed by ADT.

Shared Contracts. Certain shared contracts are to be assigned or amended to facilitate the separation of Tyco’s residential and small business security business in the United States and Canada from Tyco. If such contracts may not be assigned or amended, the parties are required to take reasonable actions to cause the appropriate party to receive the benefit of the contract after the spin-off is complete.

Intercompany Arrangements and Guarantees. A series of intercompany transactions will be undertaken in order to transfer the equity interests in certain subsidiaries of Tyco which hold assets and liabilities associated with Tyco’s residential and small business security business in the United States and Canada to ADT. These will include the settlement and forgiveness of intercompany payables and receivables among us and our subsidiaries and Tyco and its subsidiaries, respectively. Except for matters covered by the Tyco Flow Control Separation and Distribution Agreement or in any ancillary agreement or other arms’-length transactions entered into in the ordinary course of business, any and all agreements, arrangements, commitments and understandings, including all intercompany accounts payable or accounts receivable, between us and our subsidiaries and other affiliates and Tyco and its subsidiaries and other affiliates, respectively, will terminate as of the applicable distribution date.

Mutual Releases and Indemnification. Except as otherwise provided in the ADT Separation and Distribution Agreement, we and Tyco have agreed to release the other and its affiliates, successors and assigns, directors, officers, agents and employees from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the time of the Distribution. The ADT Separation and Distribution Agreement, however, will provide that neither party will be released from the following liabilities:

•

with respect to Tyco or any of its subsidiaries (other than ADT or any of its subsidiaries), any liability assumed or retained by Tyco or any of its subsidiaries (other than ADT or any of its subsidiaries) and, with respect to ADT or any of its subsidiaries, any liability of ADT assumed or retained by ADT or its subsidiaries;

•

any liability for the sale, lease, construction or receipt of goods, property or services purchased, obtained or used in the ordinary course of business by a party from, or on behalf of, another party prior to the effective time of the Distribution;

•	any liability for unpaid amounts for products or services or refunds owing on products or services due on a value-received basis for work done by a party at the request or on behalf of another party;

•

any liability provided in, or resulting from, any other contract or understanding that is entered into after the effective time of the Distribution between any party or any of its subsidiaries, on the one hand, and the other party or any of its subsidiaries, on the other hand;

•	any liability with respect to certain contingent liabilities of Tyco;

•	any liability with respect to certain continuing arrangements;

•	any liability with respect to insurance policies written by Tyco’s captive insurance subsidiary; and

•

any liability that the parties may have with respect to indemnification or contribution pursuant to the ADT Separation and Distribution Agreement or otherwise for claims brought against the parties by third persons.

Under the ADT Separation and Distribution Agreement, Tyco will agree to indemnify, defend and hold harmless ADT from and against any and all indemnifiable losses arising out of, by reason of or otherwise in connection with (a) the liabilities retained or allegedly retained by Tyco, including, after the Distribution, the failure of Tyco or any of its subsidiaries (other than ADT or any of its subsidiaries) to pay, perform, fulfill, discharge and, to the extent applicable, comply with, in due course and in full, any such liabilities and (b) any breach by Tyco of any provision of the ADT Separation and Distribution Agreement or any ancillary agreement unless such ancillary agreement expressly provides for separate indemnification therein, in which case any such indemnification claims shall be made thereunder.

Under the ADT Separation and Distribution Agreement, ADT will agree to indemnify, defend and hold harmless Tyco and its subsidiaries (including Tyco Flow Control) from and against any and all indemnifiable losses arising out of, by reason of or otherwise in connection with (a) the liabilities of Tyco’s residential and small business security business in the United States and Canada or alleged liabilities, including, after the Distribution, the failure of ADT or any of its subsidiaries to pay, perform, fulfill, discharge and, to the extent applicable, comply with, in due course and in full, any such liabilities and (b) any breach by ADT of any provision of the ADT Separation and Distribution Agreement or any ancillary agreement unless such ancillary agreement expressly provides for separate indemnification therein, in which case any such indemnification claims shall be made thereunder.

ADT Stock and Incentive Plan. The ADT Separation and Distribution Agreement will provide that, prior to the spin-off, Tyco will cause ADT to adopt an equity compensation plan for the benefit of the employees of ADT, which will be in a form agreed to by the parties within 90 days following the date of the ADT Separation and Distribution Agreement.

Non-Compete; Customer Non-Solicit. Each of ADT and Tyco has agreed that for a period of two years from the Distribution (other than for locations in which sales personnel of members of each of ADT’s and Tyco’s respective groups are collocated for which the non-compete period shall be extended until such collocation terminates), none of ADT, Tyco or members of their respective groups shall engage in certain competitive activities with respect to the other party’s respective businesses in the United States and Canada, subject to (i) certain customary exceptions and (ii) exceptions for certain activities currently being conducted by each of the ADT or Tyco businesses, as applicable. Generally, for the non-compete period (i) ADT is prohibited from manufacturing or selling products and providing installation, monitoring and maintenance services related to security, fire detection, fire suppression and life safety for commercial, industrial, retail, institutional and governmental customers (other than to residential or small business customers (“Small Business Customers”) owning or operating an enterprise where the secured space is 7,500 square feet or less) and (ii) Tyco is prohibited from providing monitoring and certain on-premise installation and maintenance security services to residential and Small Business Customers. Additionally, each of ADT and Tyco has agreed that for a period of two years from the Distribution not to solicit customers of the other party.

Employee Matters. The ADT Separation and Distribution Agreement will set forth the agreements between us and Tyco as to certain employee compensation and benefit matters. In general, employees of ADT participate in various Tyco retirement, health and welfare and other employee benefit plans. After the Distribution, it is anticipated that our employees will generally participate in similar plans and arrangements established and maintained by ADT. Except as to be expressly provided in the ADT Separation and Distribution Agreement, our employees will immediately cease active participation in Tyco benefit plans.

Conversion of Equity Awards.

Options to purchase Tyco common shares (“Tyco Options”), restricted stock units with respect to Tyco common shares (“Tyco RSUs”) and performance share units with respect to Tyco common shares (“Tyco PSUs” and, together with Tyco Options and Tyco RSUs, “Tyco Equity Awards”) have been granted to various Tyco employees, including employees in Tyco’s residential and small business security business in the United States and Canada who will become officers and employees of ADT following the spin-off.

Under the terms of the stock and incentive plans under which the outstanding Tyco Equity Awards were issued, the Compensation Committee of Tyco (the “Tyco Compensation Committee”) has the authority to make equitable adjustments to outstanding Tyco Equity Awards in the event of certain transactions, including the distribution of shares of ADT common stock in connection with the spin-off. Accordingly, the Tyco Compensation Committee has authorized that various adjustments be made to outstanding Tyco Equity Awards to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the applicable Tyco Equity Awards following the spin-off. These adjustments will be made in the same manner for all employees of Tyco who will become employees of ADT who hold Tyco Equity Awards, including our executive officers. Any options to purchase, or awards relating to, our common stock issued in connection with such adjustments will be our obligations.

We intend to file a registration statement with respect to shares of our common stock issuable upon exercise, or vesting, of the equity awards that we issue, prior to the Distribution. See “Compensation of Executive Officers—Treatment of Outstanding Options, Restricted Stock Units, Performance Share Units and Deferred Share Units.”

Exchange of Information. We and Tyco will agree to provide each other with information reasonably necessary to comply with reporting, disclosure, filing or other requirements of any national securities exchange or governmental authority, for use in judicial, regulatory, administrative and other proceedings and to satisfy audit, accounting, litigation and other similar requests. We and Tyco will also agree to retain such information until the latest of (i) seven years following the Distribution Date or (ii) the date on which such records are no longer required to be retained pursuant to each party’s applicable records retention policy.

Conditions and Termination. Under the terms of the ADT Separation and Distribution Agreement, the consummation of the Distribution is subject to the satisfaction (or waiver by Tyco) of the following conditions:

•	Tyco shall have obtained the approval of the Distribution from its stockholders;

•	the SEC shall have declared effective our registration statement on Form 10, and no stop order suspending the effectiveness of the registration statement shall be in effect;

•	our common stock shall have been accepted for listing on the NYSE, subject to official notice of issuance;

•

Tyco shall have received a private letter ruling from the IRS to the effect that (i) the Distribution will qualify as tax-free under Section 355 of the Code, except for cash received in lieu of a fractional share of our common stock and (ii) certain internal transactions will qualify for favorable treatment under the Code; and such letter ruling shall be in full force and effect at the time of the Distribution;

•

the ruling obtained from the Swiss Federal Tax Administration regarding the Swiss withholding tax consequences of the distribution of our common stock to Tyco shareholders to the effect that the Distribution, including for cash received in lieu of a fractional share of our common stock, is not subject to Swiss withholding tax, shall be in full force and effect at the time of the Distribution;

•

all permits, registrations and consents required under the U.S. securities or blue sky laws in connection with the Distribution and all other material governmental approvals and other consents necessary to consummate the Distribution shall have been received;

•

no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution shall be in effect, and no other event outside the control of Tyco shall have occurred or failed to occur that prevents the consummation of the Distribution;

•

based on the closing price of the shares of ADT common stock trading on the last “when-issued” trading day prior to the Distribution, the aggregate implied market capitalization of ADT shall not exceed CHF 17.5 billion; and

•

the ADT Separation and Distribution Agreement and each of the ancillary agreements contemplated by the ADT Separation and Distribution Agreement shall have been executed by each party thereto, and each of the internal transactions contemplated by such agreements to have been completed prior to the Distribution shall have been completed.

In addition, we expect that prior to the Distribution the following conditions will be either met or waived:

•	Tyco shall have received the opinion of McDermott Will & Emery LLP confirming the tax-free status of the Distribution for U.S. federal income tax purposes;

•	Tyco shall have received the opinions of Duff & Phelps relating to the solvency of each of Tyco, ADT and Tyco Flow Control following completion of the Distributions; and

•

Tyco shall have received an audit report of Deloitte AG (Zürich), as state supervised auditing enterprise, stating that the Distribution and the ordinary cash dividend to Tyco shareholders proposed in the Tyco Proxy Statement comply with Swiss law.

The ADT Separation and Distribution Agreement will provide that prior to the Distribution Date it may be terminated by the mutual consent of us and Tyco.

Tyco Flow Control Separation and Distribution Agreement

We have entered into the Tyco Flow Control Separation and Distribution Agreement with Tyco Flow Control and Tyco. The Tyco Flow Control Separation and Distribution Agreement addresses many of the same matters as the ADT Separation and Distribution Agreement but with respect to Tyco Flow Control.

Under the Tyco Flow Control Separation and Distribution Agreement, ADT, Tyco, Tyco Flow Control, Pentair and their subsidiaries must refrain from, either directly or indirectly, hiring employees or independent contractors of another party at or above a specified management level (a “Restricted Person”) without the prior written consent of the Senior Vice President for Human Resources of such party. In addition, for two years after the Distribution, ADT, Tyco, Tyco Flow Control and Pentair must refrain from, either directly or indirectly, soliciting, aiding or inducing any Restricted Person to leave his employment, provided that any general solicitation through advertisements and search firms not specifically directed at employees of the party are permitted, so long as the soliciting party has not encouraged or advised such employment firm to approach any such employee.

For three years following the consummation of the spin-off and the Merger, neither Tyco, ADT and their subsidiaries, on one hand, nor Tyco Flow Control, on the other hand, may establish or acquire any new businesses that involve the sale of products or the provisions of services that compete with the business of Tyco and ADT, on one hand, or the business of Tyco Flow Control, on the other hand, subject to certain exceptions, including for ownership of securities in entities at various specified thresholds.

Transition Services Agreements

We intend to enter into transition services agreements with Tyco in connection with the transactions, including a master transition services agreement and an agreement governing the provision of services in Canada (collectively, the “Transition Services Agreements”). Pursuant to these agreements, we and Tyco will provide to each other certain transition services from the period beginning on or prior to the Distribution Date and generally ending within two years after the commencement of such services, subject in certain cases to the right of the service recipient to extend the initial term or to terminate services early. The transition services to be provided under each of the agreements are intended to facilitate an orderly and efficient separation of the residential and small business security business of ADT from Tyco’s commercial security segment. The fees payable by a service recipient under the agreements are generally based on the cost of the service provided plus associated taxes, costs and expenses during the initial term, and a markup of 125% or 150% of cost for periods following the initial term (depending on the length of the time period beyond the initial term).

In addition, under the master transition services agreement, Tyco will acquire certain third-party products and supply them to ADT for installation at ADT customer sites. Tyco will also provide end to end supply chain management for ADT under the agreement, including warehouse and logistics services, for certain third party and Tyco products used by ADT in its operations. The logistics and supply services will be provided by Tyco under the agreement beginning on or prior to the Distribution and ending within two years after the commencement of such services, subject in certain cases to extension of the initial term or early termination. The fees payable by ADT to Tyco for products supplied under this arrangement will be based on (i) the arm’s length purchase price of the products paid to the product manufacturer plus (ii) a mark-up approximately equal to Tyco’s cost of providing warehouse and logistics services for the products supplied to ADT. At the end of the agreement, ADT may be required to purchase from Tyco a portion of the remaining inventory of Tyco and third party product held by Tyco for supply to ADT.

Tax Sharing Agreement

We intend to enter into the 2012 Tax Sharing Agreement with Tyco and Tyco Flow Control that will govern the respective rights, responsibilities and obligations of Tyco, Tyco Flow Control and us after the spin-offs with respect to tax liabilities and benefits, tax attributes, tax contests and other tax matters regarding income taxes, other taxes and related tax returns. Because certain of our subsidiaries are members of one of Tyco’s U.S. consolidated groups, we have (and will continue to have following the spin-offs) several liability with Tyco to the IRS for the consolidated U.S. federal income taxes of such consolidated group relating to the taxable periods in which our subsidiaries were part of such consolidated group. We expect that the 2012 Tax Sharing Agreement will provide that ADT, Tyco and Tyco Flow Control will share (i) certain pre-Distribution income tax liabilities that arise from adjustments made by tax authorities to ADT’s, Tyco’s and Tyco Flow Control’s U.S. income tax returns, and (ii) payments required to be made by Tyco in respect to the 2007 Tax Sharing Agreement (collectively, “Shared Tax Liabilities”). Tyco will be responsible for the first $500 million of Shared Tax Liabilities. ADT and Tyco Flow Control will share 58% and 42%, respectively, of the next $225 million of Shared Tax Liabilities. ADT, Tyco and Tyco Flow Control will share 27.5%, 52.5% and 20.0%, respectively, of Shared Tax Liabilities above $725 million.

In the event the Distributions or certain internal transactions undertaken in connection therewith were determined to be taxable as a result of actions taken after the Distribution by us, Tyco Flow Control or Tyco, the party responsible for such failure would be responsible for all taxes imposed on us, Tyco Flow Control or Tyco as a result thereof. Taxes resulting from the determination that the Distribution, the Tyco Flow Control Distribution or any internal transactions that were intended to be tax-free is taxable are referred to herein as “Distribution Taxes.” If such failure is not the result of actions taken after the Distribution by us, Tyco Flow Control or Tyco, then we, Tyco Flow Control and Tyco would be responsible for any Distribution Taxes imposed on us, Tyco Flow Control or Tyco as a result of such determination in the same manner and in the same proportions as we share Shared Tax Liabilities. We will have sole responsibility for any income tax liability arising as a result of Tyco’s acquisition of Broadview Security in May 2010, including any liability of Broadview Security under the tax sharing agreement between Broadview Security and The Brink’s Company dated October 31, 2008 (collectively, the “Broadview Tax Liabilities”). Costs and expenses associated with the management of Shared Tax Liabilities, Distribution Taxes and Broadview Tax Liabilities will generally be shared 20% by Tyco Flow Control, 27.5% by ADT, and 52.5% by Tyco. We are responsible for all of our own taxes that are not shared pursuant to the 2012 Tax Sharing Agreement’s sharing formulae. Tyco and Tyco Flow Control are responsible for their tax liabilities that are not subject to the 2012 Tax Sharing Agreement’s sharing formulae.

The 2012 Tax Sharing Agreement is also expected to provide that, if any party were to default in its obligation to another party to pay its share of the Distribution Taxes that arise as a result of no party’s fault, each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the 2012 Tax Sharing Agreement that is responsible for all or a portion of an income tax liability were to default in its payment of such liability to a taxing authority, we could be legally liable under applicable tax law for such liabilities and required to make additional tax payments. Accordingly, under certain circumstances, we may be obligated to pay amounts in excess of our agreed-upon share of our, Tyco’s and Tyco Flow Control’s tax liabilities.

Each of ADT, Tyco and Tyco Flow Control will agree to indemnify the other two parties against any amounts paid by such other parties pursuant to the 2012 Tax Sharing Agreement and with respect to which such paying parties are not responsible pursuant to the 2012 Tax Sharing Agreement. Though valid as between the parties, the 2012 Tax Sharing Agreement will not be binding on the IRS.

Under the 2012 Tax Sharing Agreement, there will be restrictions on our ability to take actions that could cause the Distribution or certain internal transactions undertaken in anticipation of the Distribution to fail to qualify for favorable treatment under the Code, including entering into, approving or allowing any transaction that results in a change in ownership of more than 35% of our common stock (when combined with any other changes in ownership of our stock), a redemption of equity securities, a sale or other disposition of more than 35% of our assets, or engaging in certain internal transactions. These restrictions will apply for the two-year period after the Distribution, unless, for certain transactions, we obtain the consent of Tyco and Tyco Flow Control or we obtain a private letter ruling from the IRS or an unqualified opinion of a nationally recognized law firm that such action will not cause the Distribution or the internal transactions undertaken in anticipation of the Distribution to fail to qualify for favorable treatment under the Code, and such letter ruling or opinion, as the case may be, is acceptable to Tyco and Tyco Flow Control. Moreover, the 2012 Tax Sharing Agreement will also provide that we are responsible for any taxes imposed on Tyco, Tyco Flow Control or any of their affiliates as a result of the failure of the Distribution or the internal transactions to qualify for favorable treatment under the Code if such failure is attributable to certain post-Distribution actions taken by or in respect of us, any of our affiliates or our shareholders, regardless of whether the actions occur more than two years after the Distribution, Tyco and Tyco Flow Control consent to such actions or we obtain a favorable letter ruling or opinion of tax counsel as described above. For example, we would be responsible for a third party’s acquisition of us at a time and in a manner that would cause such failure. These restrictions may prevent us from entering into transactions which might be advantageous to us or our shareholders.

Non-Income Tax Sharing Agreement

We intend to enter into a tax sharing agreement with Tyco that will govern the respective rights, responsibilities and obligations of Tyco and us after the Distributions with respect to tax returns, tax liabilities, tax attributes, tax contests and other tax matters regarding non-income taxes related to specified legal entities (the “Non-Income Tax Sharing Agreement”). We expect that the Non-Income Tax Sharing Agreement will provide that ADT and Tyco will share certain pre-Distribution non-income tax liabilities that arise from adjustments made by tax authorities to the non-income tax returns of the specified legal entities. Tyco will be responsible for amounts equal to accrued liabilities for non-income tax contingencies with respect to the specified entities that will be members of the Tyco group after the Distribution, and ADT will be responsible for amounts equal to accrued liabilities for non-income tax contingencies with respect to the specified entities that will be members of the ADT group after the Distribution. ADT will have sole responsibility of any non-income tax liability assessed against the entities acquired in the acquisition of Broadview Security. In each case, payments required to be made in excess of such accrued liabilities will be shared by Tyco (40%) and ADT (60%).

ADT and Tyco will agree to indemnify each other against any amounts paid by the other party which such paying party is not responsible pursuant to the Non-Income Tax Sharing Agreement. Although valid as between the parties, the Non-Income Tax Sharing Agreement will not be binding on any taxing authority.

Patent Agreement

We intend to enter into a Patent Agreement with Tyco in connection with the spin-off under which Tyco will provide ADT with a covenant not to sue under Tyco’s pre-spin-off patent portfolio (excluding patents from Tyco’s Visonic and Proximex businesses) for ADT’s continued use of pre-spin-off products (and certain modifications thereof) from the same pre-spin-off suppliers. There is no covenant for any pre-spin-off product if ADT changes the supplier of that product, no covenant for any new products, and no covenant for any product that may be covered by a Visonic or Proximex patent. The covenant extends to ADT’s affiliates, dealers, partners, vendors, customers and others in the supply chain to the extent their activities relate to the operation of ADT’s businesses.

This covenant is not intended to modify the parties’ obligations under the non-competition agreement described above under the ADT Separation and Distribution Agreement.

Neither ADT nor Tyco may assign the Patent Agreement without the prior written consent of the other party in its sole discretion, except that either party shall assign the Patent Agreement to any acquirer of the patents governed by the Patent Agreement, such that the Patent Agreement cannot be separated from the patents covered thereby.

The Patent Agreement is expected to take effect on the date of the Distribution, and remain in effect until the last patent covered thereby falls into the public domain.

Trademark Ownership Agreement

Prior to the Distribution, we intend to enter into a Trademark Ownership Agreement with Tyco in connection with the spin-off that will govern each party’s use of certain trademarks, including the ADT trademark and logo (the “ADT Brand”), pursuant to which Tyco will transfer to us all of its rights in the ADT Brand in North America (specifically, Canada, Puerto Rico and the United States) and Tyco will retain rights to the ADT Brand elsewhere in the world. Each of ADT and Tyco will agree that they and their affiliates will not register or use (subject to a “phase out” transitional license to Tyco in North America) the ADT Brand for any goods or services in the other party’s territory. The parties are not restricted from competing with each other under other brands. Under the Trademark Ownership Agreement, we will exclusively own the PULSE trademark.

The Trademark Ownership Agreement will allocate the ownership of, and the parties’ rights and obligations with respect to, the ADT Brand online. In general, each party will have the right to register domain names containing the ADT Brand in domain names ending in country codes in its respective territory. The Trademark Ownership Agreement will contain provisions for allocating ownership, rights and obligations in other domains. The agreement will also contain provisions regarding the redirection of Internet traffic to the appropriate website of each party.

The Trademark Ownership Agreement will contain other standard provisions, including quality control provisions, compliance with applicable laws, and security, system and data protection measures. The Trademark Ownership Agreement is expected to take effect on the date of the Distribution, and remain in effect in perpetuity.

Neither ADT nor Tyco may assign the Trademark Ownership Agreement without the consent of the other party, except under certain circumstances to an affiliate, or in connection with a merger, change of control, reorganization or equity or asset sale relating to the business to which the agreement relates, and in each case the assignee must assume in writing all of the assigning party’s obligations under the agreement.

Monitoring Agreements

We intend to enter into monitoring services agreements in the United States and Canada (collectively, the “Monitoring Agreements”), pursuant to which we and Tyco will each provide alarm receiving and notification and associated services for certain of each other’s customers in the United States and Canada. The Monitoring Agreements will begin on or prior to the Distribution Date and generally end by September 30, 2014, subject in certain cases to the right of the service recipient to extend the initial term or to terminate services early. The provision of monitoring services for each other’s customers is intended to facilitate an orderly and efficient separation of alarm monitoring activity between ADT’s alarm receiving centers and Tyco’s alarm receiving centers. The fees payable by a service recipient under the Monitoring Agreements are generally based on the cost of providing the service plus associated taxes, costs and expenses during the initial term, and a markup of 25% or 50% of cost for periods following the initial term (depending on the length of the time period beyond the initial term).

Guard Service Agreements

We expect to enter into guard services agreements in the United States and Canada (collectively, the “Guard Services Agreements”), pursuant to which ADT will provide alarm response and patrol services for Tyco’s customers in certain parts of the United States and Tyco will provide such services for ADT’s customers in certain parts of Canada. All terms and conditions under the Guard Services Agreements, including fees, are expected to be arms’ length.

The initial term of each Guard Services Agreement is expected to be for one year following the Distribution, subject to renewal at the option of both parties.

Master Supply Agreement

We intend to enter into a Master Supply Agreement with Tyco that will provide for the supply of Tyco products to ADT for installation at ADT customer sites. The initial term of the agreement will be for one year following the Distribution. All terms and conditions under the agreement, including product pricing, are expected to be arms’ length.

Sublease Agreements

At the locations where ADT and Tyco are physically co-located the parties will enter into subleases (or at owned sites, leases) to end the sooner of the expiration of the master lease, mutual agreement, or September 30, 2014. Rent (including pass though of operating expenses and asset depreciation) is allocated based on the percentage of the premises the subtenant occupies. The sublandlord will own all furniture, fixtures and equipment as well as any asset retirement obligation. Master lease terms, where applicable, are incorporated. The parties agree to indemnify the other for their own negligence. The sublandlords, where feasible and permitted under the master lease, may physically demise the sublease premises, but otherwise where not physically separated the parties agree to cooperate and abide by security protocols as may be established.

Consulting Agreement

Upon separation, we expect to enter into an agreement with Mr. Edward Breen, Tyco’s current chairman and chief executive, pursuant to which Mr. Breen will agree to provide consulting and advisory services to ADT on strategic and general corporate matters within Mr. Breen’s areas of expertise and prior experience, including but not limited to:

•	Reviewing and providing constructive feedback on ADT’s strategic plans;

•	Advising on business development, marketing and sales channels alternatives and other matters to enhance the growth of ADT;

•	Advising on strategic partnerships and alliances;

•	Consulting on service and brand extension concepts under consideration by ADT;

•	Providing advice and guidance to the CEO; and

•	Providing advice on such other strategic matters regarding ADT’s current or prospective business as mutually agreed between Mr. Breen and the CEO.

The initial term of the agreement is one year, which the parties can extend for an additional one year period upon mutual consent. During the term of the agreement, Mr. Breen will be paid $80,000 per year, plus reimbursement for all reasonable and necessary expenses incurred in providing his services under the agreement, and will agree to certain confidentiality and non-competition provisions.

DESCRIPTION OF OUR CAPITAL STOCK

General

The following is a summary of information concerning our capital stock. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of our certificate of incorporation, by-laws or Delaware law. The summary is qualified in its entirety by reference to these documents, which you must read for complete information on our capital stock. Our certificate of incorporation and by-laws are included as exhibits to our Registration Statement on Form 10, of which this Information Statement is part.

Distribution of Securities

In the past three years, we have not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services or other securities and new securities resulting from the modification of outstanding securities that were not registered under the Securities Act.

Authorized Capital Stock

Immediately following the spin-off, our authorized capital stock will consist of 1 billion shares of common stock, par value $0.01 per share, and 50 million shares of preferred stock, $0.01 par value per share.

Common Stock

Shares Outstanding. We estimate that immediately following the spin-off approximately 230 million shares of our common stock will be issued and outstanding, based on the number of Tyco common shares outstanding as of June 30, 2012. The actual number of shares of our common stock outstanding immediately following the spin-off will depend on the actual number of Tyco common shares outstanding on the record date, excluding Tyco common shares held in treasury by Tyco.

Dividends. Holders of shares of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for that purpose. Future dividends are dependent on our earnings, financial condition, cash flow and business requirements, as determined by our board of directors.

Voting Rights. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Other Rights. Subject to any preferential liquidation rights of holders of preferred stock that may be outstanding, upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in our assets legally available for distribution to our shareholders.

Fully Paid. The issued and outstanding shares of our common stock are fully paid and non-assessable. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

The holders of our common stock do not have preemptive rights or preferential rights to subscribe for shares of our capital stock.

Preferred Stock

Our certificate of incorporation will authorize our board of directors to designate and issue from time to time one or more series of preferred stock without shareholder approval. Our board of directors may fix and determine the preferences, limitations and relative rights of each series of preferred stock. There are no present plans to issue any shares of preferred stock.

Certain Provisions of Delaware Law, Our Certificate of Incorporation and By-Laws

Certificate of Incorporation and By-laws

Certain provisions in our proposed certificate of incorporation and by-laws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by shareholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control.

Our certificate of incorporation and by-laws will contain provisions that permit us to issue, without any further vote or action by the shareholders, up to 50 million shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series, the designation of the series, the voting powers, if any, of the shares of the series, the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions of the shares of such series. The ability to issue such preferred stock could discourage potential acquisition proposals and could delay or prevent a change in control.

Delaware Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested shareholder” (as defined below) for a period of three years following the date that such shareholder became an interested shareholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder; (2) on consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder.

Section 203 of the Delaware General Corporation Law defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested shareholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested shareholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested shareholder; or (5) the receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested shareholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Transfer Agent and Registrar

After the Distribution, the transfer agent and registrar for our common stock will be Wells Fargo Shareowner Services.

Listing

We intend to list our common stock on the NYSE under the trading symbol “ADT.”

Limitation of Liability and Indemnification

Under Delaware law, a corporation may indemnify any individual made a party or threatened to be made a party to any type of proceeding, other than an action by or in the right of the corporation, because he or she is or was an officer, director, employee or agent of the corporation or was serving at the request of the corporation as an officer, director, employee or agent of another corporation or entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding if (1) he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or (2) in the case of a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. A corporation may indemnify any individual made a party or threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation because he or she was an officer, director, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses actually and reasonably incurred in connection with such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, provided that such indemnification will be denied if the individual is found liable to the corporation unless, in such a case, the court determines the person is nonetheless entitled to indemnification for such expenses. A corporation must indemnify a present or former director or officer who successfully defends himself or herself in a proceeding to which he or she was a party because he or she was a director or officer of the corporation against expenses actually and reasonably incurred by him or her. Expenses incurred by an officer, director, employee or agent, as deemed appropriate by the board of directors, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. The Delaware law regarding indemnification and expense advancement is not exclusive of any other rights which may be granted by our certificate of incorporation or by-laws, a vote of shareholders or disinterested directors, agreement or otherwise.

Under Delaware law, termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that such person is prohibited from being indemnified.

Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director, but not an officer in his or her capacity as such, to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except that such provision may not limit the liability of a director for (1) any breach of the director’s duty of loyalty to the corporation or its shareholders, (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) unlawful payment of dividends or stock purchases or redemptions or (4) any transaction from which the director derived an improper personal benefit. Our certificate of incorporation will provide that, to the fullest extent permitted under Delaware law, no ADT director shall be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director.

Our by-laws will require indemnification, to the fullest extent permitted under Delaware law as it presently exists or may be amended, of any person (an “indemnitee”) who is or was involved in any manner or threatened to be made so involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was serving as a director or officer of ADT or is or was serving at the request of ADT as a director, officer, employee or agent or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against all expense, liability and loss (including attorney’s fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding; provided that the foregoing shall not apply to a director or officer with respect to a proceeding that was commenced by such director or officer except under certain circumstances.

In addition, our by-laws will provide that the expenses (including attorney’s fees) incurred by or on behalf of an indemnitee in connection with any proceeding in advance of its final disposition or a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under our by-laws will be advanced to the indemnitee by us upon the request of the indemnitee, which request, if required by law, will include an undertaking by or on behalf of the indemnitee to repay the amounts advanced if ultimately it is determined by final judicial decision from which there is no further right to appeal that the indemnitee was not entitled to be indemnified or entitled to advancement of the expenses under our by-laws.

Our bylaws will also expressly state that we may grant rights to indemnification and to the advancement of expenses to any of our employees or agents to the fullest extent of the provisions of our bylaws.

The indemnification rights to be provided in our by-laws will not be exclusive of any other right to which persons seeking indemnification may otherwise be entitled.

As permitted by Delaware law, our by-laws will authorize us to purchase and maintain insurance to protect any director, officer, employee or agent against any expense, liability or loss that such persons may incur in such capacities.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this Information Statement. This Information Statement is a part of, and does not contain all of the information set forth in, the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to our company and our common stock, please refer to the Registration Statement, including its exhibits and schedules. Statements made in this Information Statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Information contained on any website referenced in this Information Statement does not and will not constitute a part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.

As a result of the Distribution, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.

You may request a copy of any of our filings with the SEC at no cost, by writing or telephoning us at the following address:

The ADT Corporation

Investor Relations

1501 Yamato Road

Boca Raton, Florida, 33431

Tel: (561) 322-4598

We intend to furnish holders of our common stock with annual reports containing combined financial statements prepared in accordance with GAAP and audited and reported on, with an opinion expressed thereto, by an independent registered public accounting firm.

You should rely only on the information contained in this Information Statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this Information Statement.

INDEX TO FINANCIAL STATEMENTS

ADT NORTH AMERICAN RESIDENTIAL SECURITY BUSINESS OF TYCO INTERNATIONAL LTD.

THE ADT CORPORATION

Page
Unaudited Financial Statements

Balance Sheet as of March 30, 2012 (Unaudited)	F-58
Notes to Financial Statements (Unaudited)	F-59

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Tyco International Ltd.:

We have audited the accompanying combined balance sheets of the ADT North American Residential Security Business of Tyco International Ltd. (the “Company”) as of September 30, 2011 and September 24, 2010, and the related combined statements of operations, parent company equity, and cash flows for each of the three fiscal years in the period ended September 30, 2011. Our audits also included the financial statement schedule listed in the Index at page F-1. The combined financial statements include the accounts of certain security-related businesses of Tyco International Ltd. (“Tyco”), which are under the common ownership, control and oversight of Tyco. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2011 and September 24, 2010, and the results of its operations and its cash flows for each of the three fiscal years in the period ended September 30, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the combined financial statements, the Company is comprised of the assets and liabilities used in managing and operating the Company. The combined financial statements also include allocations from Tyco. These allocations may not be reflective of the actual level of assets, liabilities, or costs which would have been incurred had the Company operated as a separate entity apart from Tyco.

DELOITTE & TOUCHE LLP

Certified Public Accountants

Boca Raton, Florida

April 4, 2012

ADT NORTH AMERICAN RESIDENTIAL SECURITY BUSINESS OF TYCO INTERNATIONAL LTD. COMBINED STATEMENTS OF OPERATIONS

Fiscal Years Ended September 30, 2011, September 24, 2010 and September 25, 2009

	2011	2010	2009
	(in millions)
Revenue	$3,110	$2,591	$2,248
Cost of revenue	1,341	1,065	935
Selling, general and administrative expenses	1,076	1,022	839

Operating income	693	504	474
Interest income	1	1	1
Interest expense	(90)	(107)	(82)

Income before income taxes	604	398	393
Income tax expense	(228)	(159)	(150)

Net income	$376	$239	$243

See Notes to Combined Financial Statements

ADT NORTH AMERICAN RESIDENTIAL SECURITY BUSINESS OF TYCO INTERNATIONAL LTD. COMBINED BALANCE SHEETS

As of September 30, 2011 and September 24, 2010

	2011	2010
	(in millions)
Assets
Current Assets:
Cash and cash equivalents	$65	$84
Accounts receivable trade, less allowance for doubtful accounts of $23 and $23, respectively	94	97
Inventories	33	23
Prepaid expenses and other current assets	48	56
Deferred income taxes	23	48

Total current assets	263	308
Property and equipment, net	172	168
Subscriber system assets, net	1,653	1,648
Goodwill	3,395	3,393
Intangible assets, net	2,755	2,695
Deferred subscriber acquisition costs, net	417	388
Other assets	84	92

Total Assets	$8,739	$8,692

Liabilities and Parent Company Equity
Current Liabilities:
Current maturities of long-term debt, including allocated debt of nil and $189, respectively (see Note 6)	$1	$190
Accounts payable	153	122
Accrued and other current liabilities	163	190
Deferred revenue	250	224

Total current liabilities	567	726
Long-term debt, including allocated debt of $1,482 and $1,301, respectively (see Note 6)	1,506	1,326
Deferred subscriber acquisition revenue	630	630
Deferred tax liabilities	632	693
Other liabilities	173	151

Total Liabilities	3,508	3,526

Commitments and contingencies (see Note 10)

Parent Company Equity:
Parent company investment	5,152	5,087
Accumulated other comprehensive income	79	79

Total Parent Company Equity	5,231	5,166

Total Liabilities and Parent Company Equity	$8,739	$8,692

See Notes to Combined Financial Statements

ADT NORTH AMERICAN RESIDENTIAL SECURITY BUSINESS OF TYCO INTERNATIONAL LTD. COMBINED STATEMENTS OF CASH FLOWS

Fiscal Years Ended September 30, 2011, September 24, 2010 and September 25, 2009

	2011	2010	2009
	(in millions)
Cash Flows from Operating Activities:
Net income	$376	$239	$243
Adjustments to reconcile net cash provided by operating activities:
Depreciation and amortization	927	785	671
Amortization of deferred subscriber acquisition revenue	(114)	(111)	(111)
Non-cash compensation expense	9	8	7
Deferred income taxes	(53)	(61)	5
Provision for losses on accounts receivable and inventory	46	44	39
Other non-cash items	3	4	—
Changes in assets and liabilities, net of the effects of acquisitions:
Accounts receivable, net	(45)	(38)	(25)
Inventories	(10)	(3)	3
Accounts payable	35	10	17
Accrued and other liabilities	(47)	6	(12)
Income taxes, net	266	185	125
Deferred subscriber acquisition costs	(131)	(110)	(95)
Deferred subscriber acquisition revenue	115	111	103
Other	62	1	11

Net cash provided by operating activities	1,439	1,070	981

Cash Flows from Investing Activities:
Dealer generated customer accounts and bulk account purchases	(581)	(532)	(511)
Subscriber system assets	(290)	(247)	(189)
Capital expenditures	(31)	(22)	(36)
Acquisition of businesses, net of cash acquired	—	(449)	—
Other	(7)	—	(4)

Net cash used in investing activities	(909)	(1,250)	(740)

Cash Flows from Financing Activities:
Repayments of current maturities of long-term debt	(1)	(1)	(1)
Allocated debt activity	(5)	371	181
Change in due to (from) Tyco and affiliates	32	—	(23)
Change in parent company investment	(574)	(140)	(416)

Net cash (used in) provided by financing activities	(548)	230	(259)

Effect of currency translation on cash	(1)	2	(1)

Net (decrease) increase in cash and cash equivalents	(19)	52	(19)
Cash and cash equivalents at beginning of year	84	32	51

Cash and cash equivalents at end of year	$65	$84	$32

Supplementary Cash Flow Information:
Interest paid	$84	$98	$79
Income taxes paid, net of refunds	16	34	20

See Notes to Combined Financial Statements

ADT NORTH AMERICAN RESIDENTIAL SECURITY BUSINESS OF TYCO INTERNATIONAL LTD. COMBINED STATEMENTS OF PARENT COMPANY EQUITY

Fiscal Years Ended September 30, 2011, September 24, 2010 and September 25, 2009

($ in millions)

	Parent Company Investment	Accumulated Other Comprehensive Income (Loss)	Total Parent Company Equity
Balance as of September 26, 2008	$3,475	$50	$3,525
Comprehensive income:
Net income	243		243
Currency translation		25	25
Retirement plans, net of income tax benefit of $4		(8)	(8)

Total comprehensive income			260
Net transfers to Parent	(300)		(300)
Cumulative effect of adopting a new accounting principle (see Note 11)		1	1

Balance as of September 25, 2009	3,418	68	3,486
Comprehensive income:
Net income	239		239
Currency translation		12	12
Retirement plans, net of income tax of nil		(1)	(1)

Total comprehensive income			250
Net transfers from Parent	1,430		1,430

Balance as of September 24, 2010	5,087	79	5,166
Comprehensive income:
Net income	376		376
Currency translation		3	3
Retirement plans, net of income tax benefit of $2		(3)	(3)

Total comprehensive income			376
Net transfers to Parent	(311)		(311)

Balance as of September 30, 2011	$5,152	$79	$5,231

See Notes to Combined Financial Statements

ADT NORTH AMERICAN RESIDENTIAL SECURITY BUSINESS OF TYCO INTERNATIONAL LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

1.	Basis of Presentation and Summary of Significant Accounting Policies

Separation—On September 19, 2011, Tyco International Ltd. (“Tyco” or “Parent”) announced that its Board of Directors approved a plan to separate Tyco into three separate, publicly traded companies (the “Separation”), identifying the ADT North American Residential Security Business of Tyco (the “Company”), as one of those three companies. The Separation is expected to be completed by the end of the third calendar quarter of 2012 through a tax-free pro rata distribution of all of the equity interest in the Company (the “Distribution”). During January 2012, The ADT Corporation (“ADT”), which upon completion of the Separation will become the parent of the Company, was incorporated in the State of Delaware.

Completion of the proposed separation is subject to certain conditions, including final approval by the Tyco Board of Directors and shareholders, receipt of tax opinions and rulings and the filing and effectiveness of registration statements with the Securities and Exchange Commission (“SEC”). The Separation will also be subject to the completion of any necessary financing.

Basis of Presentation—The Combined Financial Statements include the combined operations, assets and liabilities of the Company. The Combined Financial Statements have been prepared in United States dollars (“USD”) and in accordance with generally accepted accounting principles in the United States (“GAAP”). Unless otherwise indicated, references to 2011, 2010 and 2009 are to the Company’s fiscal years ended September 30, 2011, September 24, 2010 and September 25, 2009, respectively.

Additionally, the Combined Financial Statements do not necessarily reflect what the Company’s combined results of operations, financial position and cash flows would have been had the Company operated as an independent, publicly traded company during the periods presented. The Company’s Combined Financial Statements have been prepared to include all of Tyco’s residential and small business security business in the United States, Canada and certain U.S. territories, and reflect a combination of the assets and liabilities that have been used in managing and operating this business. All revenue and most assets and liabilities, including subscriber-related assets and liabilities, and most expenses reflected in the combined financial statements are directly associated with the Company. Due to existing functions and facilities shared among Tyco and us, certain working capital, property and equipment, and operating expense balances have been allocated to the Company. In addition, certain general corporate overhead, debt and related interest expense have been allocated by Tyco to the Company. The Company used certain underlying activity drivers as a basis of allocation, including revenue, materials usage, head-count utilization and other factors. Management believes such allocations are reasonable; however, they may not be indicative of the actual results of the Company had the Company been operating as an independent, publicly traded company for the periods presented or the amounts that will be incurred by the Company in the future. Note 6 provides further information regarding debt and related interest expense allocations and Note 7 provides further information regarding general corporate overhead allocations.

The Company has a 52 or 53-week fiscal year that ends on the last Friday in September. Fiscal 2011 was a 53-week year. Fiscal years 2010 and 2009 were 52-week years.

The Company conducts business in one operating segment. This segment is identified by the Company based on how resources are allocated and operating decisions are made. Management evaluates performance and allocates resources based on operating profit or loss of the Company as a whole.

The Company conducts business through its operating entities. All intercompany transactions have been eliminated. The results of companies acquired during the year are included in the Combined Financial Statements from the effective date of acquisition. See Note 3.

Use of Estimates—The preparation of the Combined Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of revenue and expenses. Significant estimates in these Combined Financial Statements include allowances for doubtful accounts receivable, estimates of future cash flows and valuation related assumptions associated with asset impairment testing, useful lives and methods for depreciation and amortization, loss contingencies, insurance reserves, income taxes and tax valuation allowances, accounting for business combinations and defined benefit obligations. Actual results could differ materially from these estimates.

Revenue Recognition—Major components of revenue for the Company include fees associated with contractual monitoring and maintenance services, non-refundable installation fees related to subscriber system assets, other repair and maintenance services and sales of equipment.

Revenue from the sale of services is recognized as services are rendered. Contractual fees for monitoring and maintenance services are recognized on a straight-line basis over the contract term. Customer billings for services not yet rendered are deferred and recognized as revenue as the services are rendered. The balance of deferred revenue is included in current liabilities or long-term liabilities, as appropriate.

For transactions in which the Company retains ownership of the security system asset, referred to as subscriber system assets, non-refundable fees (referred to as deferred subscriber acquisition revenue) received in connection with the initiation of a monitoring contract, along with associated direct and incremental selling costs (referred to as deferred subscriber acquisition costs), are deferred and amortized over the estimated life of the customer relationship.

Sales of security monitoring systems may have multiple elements, including equipment, installation, monitoring services and maintenance agreements. The Company assesses its revenue arrangements to determine the appropriate units of accounting. In certain circumstances, ownership of the system is contractually transferred to the customer, in which case each deliverable provided under the arrangement is considered a separate unit of accounting. Revenue associated with sale of equipment and related installations is recognized once delivery, installation and customer acceptance is completed, while the revenue for monitoring and maintenance services is recognized on a straight-line basis over the contract term as services are rendered. Early termination of the contract by the customer results in a termination charge in accordance with the customer contract, which is due immediately following the termination date. The amounts of contract termination charges recognized in revenue during the years ended September 30, 2011, September 24, 2010 and September 25, 2009 were not material. The Company may refund up-front consideration and monitoring fees paid during the six months following installation of a system in limited circumstances after all attempts to resolve customer concerns have been exhausted. Amounts that the Company has refunded during the years ended September 30, 2011, September 24, 2010 and September 25, 2009 were not material. Amounts assigned to each unit of accounting are based on an allocation of total arrangement consideration using a hierarchy of estimated selling price for the deliverables. The selling price used for each deliverable is based on Vendor Specific Objective Evidence (“VSOE”) if available, Third Party Evidence (“TPE”) if VSOE is not available, or estimated selling price if neither VSOE nor TPE is available. Revenue recognized for equipment and installation is limited to the lesser of their allocated amounts under the estimated selling price hierarchy or the non-contingent up-front consideration received at the time of installation, since collection of future amounts under the arrangement with the customer is contingent upon the delivery of monitoring and maintenance services.

Provisions for certain rebates and discounts to customers are accounted for as reductions in revenue in the same period the related revenue is recorded. These provisions are based on terms of arrangements with direct, indirect and other market participants. Rebates are estimated based on sales terms, historical experience and trend analysis.

The Company records estimated product warranty costs at the time of sale. The carrying amounts of the Company’s warranty accrual as of September 30, 2011 and September 24, 2010 were not material.

Advertising—Advertising costs which amounted to $152 million, $113 million and $76 million for 2011, 2010 and 2009, respectively, are expensed when incurred and are included in selling, general and administrative expenses.

Acquisition Costs—Acquisition costs are expensed when incurred and are included in selling, general and administrative expenses. See Note 3.

Translation of Foreign Currency—The Company’s Combined Financial Statements are reported in U.S. dollars. A portion of the Company’s business is transacted in Canadian dollars. The Company’s Canadian entity maintains its records in Canadian dollars. The assets and liabilities are translated into U.S. dollars using rates of exchange at the balance sheet date and translation adjustments are recorded in accumulated other comprehensive income. Revenue and expenses are translated at average rates of exchange in effect during the year.

Cash and Cash Equivalents—All highly liquid investments with original maturities of three months or less from the time of purchase are considered to be cash equivalents.

Allowance for Doubtful Accounts—The allowance for doubtful accounts receivable reflects the best estimate of probable losses inherent in the Company’s receivable portfolio determined on the basis of historical experience and other currently available evidence.

Inventories—Inventories are recorded at the lower of cost (primarily first-in, first-out) or market value.

Property and Equipment, Net—Property and equipment, net is recorded at cost less accumulated depreciation. Depreciation expense for 2011, 2010 and 2009 was $35 million, $28 million and $25 million, respectively. Maintenance and repair expenditures are charged to expense when incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets as follows:

Buildings and related improvements	Up to 40 years

Leasehold improvements	Lesser of remaining term of the lease or economic useful life
Other machinery, equipment and furniture and fixtures	1 to 14 years

Subscriber System Assets and Related Deferred Costs and Deferred Revenue—Subscriber system assets, net are recorded at cost less accumulated depreciation. Accumulated depreciation of subscriber system assets was $1,821 million and $1,551 million as of September 30, 2011 and September 24, 2010, respectively. Depreciation expense relating to subscriber system assets for 2011, 2010 and 2009 was $272 million, $209 million and $171 million, respectively. The Company considers security system assets related to its electronic security business in two asset categories: internally generated subscriber systems (referred to as subscriber system assets) and customer accounts generated through the ADT dealer program (referred to as dealer intangibles, as further described in the Dealer and Other Amortizable Intangible Assets, Net section below). Subscriber system assets include installed property and equipment for which the Company retains ownership and deferred costs directly related to the customer acquisition and system installation. Subscriber system assets represent capitalized equipment (e.g. security control panels, touchpad, motion detectors, window sensors, and other equipment) and installation costs incurred to prepare the asset for its intended use. The Company pays property taxes on the subscriber system assets and upon customer termination, may retrieve such assets. These assets embody a probable future economic benefit as they generate future monitoring revenue for the Company.

Deferred subscriber acquisition costs, net associated with subscriber system assets represent direct and incremental selling expenses (i.e. commissions) related to acquiring the customer. Commissions related to up-front consideration paid by customers in connection with the establishment of the monitoring arrangement are determined based on a percentage of the up-front fees and do not exceed deferred revenue. Depreciation expense relating to deferred subscriber acquisition costs for 2011, 2010 and 2009 was $102 million, $98 million and $96 million, respectively.

Subscriber system assets and any deferred costs and revenue resulting from the customer acquisition are accounted for over the expected life of the customer relationship. The Company accounts for subscriber system assets and related deferred costs and deferred revenue using pools, with separate pools for the components of subscriber system assets and any related deferred costs and deferred revenue based on the same month and year of acquisition. The Company depreciates its pooled subscriber system assets and related deferred costs and deferred revenue using an accelerated method over 15 years. In order to align the depreciation of these assets to the pattern in which their economic benefits are consumed, the accelerated method utilizes an average declining balance rate of 240% and converts to a straight-line methodology when the resulting depreciation charge is greater than that from the accelerated method, resulting in an average depreciation of 58% of the pool within the first five years, 25% within the second five years and 17% within the final five years.

Dealer and Other Amortizable Intangible Assets, Net—Intangible assets primarily include contracts and related customer relationships. Certain contracts and related customer relationships are generated from an external network of independent dealers who operate under the ADT dealer program. These contracts and related customer relationships are recorded at their contractually determined purchase price. During the initial period of the customer contract, generally twelve to fifteen months, any cancellation of monitoring service, including those that result from customer payment delinquencies, results in a chargeback by the Company to the dealer for the full amount of the contract purchase price. The Company records the amount charged back to the dealer as a reduction of the previously recorded intangible asset pool.

Intangible assets arising from the ADT dealer program described above are amortized in pools determined by the same month and year of contract commencement on an accelerated basis over the period and pattern of economic benefit that is expected to be obtained from the customer relationship. The estimated useful life of dealer intangibles is 15 years. The accelerated method for amortizing these intangible assets utilizes an average declining balance rate of 300% and converts to a straight-line methodology when the resulting amortization charge is greater than that from the accelerated method, resulting in an average amortization of 67% of the pool within the first five years, 22% within the second five years and 11% within the final five years.

Other contracts and related customer relationships are amortized on a straight-line basis over 4 to 14 years. The Company evaluates the amortization methods and remaining useful lives of intangible assets on a periodic basis to determine whether events and circumstances warrant a revision to the amortization method or remaining useful lives.

Long-Lived Asset Impairments—The Company reviews long-lived assets, including property and equipment and amortizable intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. The Company performs undiscounted operating cash flow analyses to determine if impairment exists. For purposes of recognition and measurement of an impairment for assets held for use, the Company groups assets and liabilities at the lowest level for which cash flows are separately identified. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

Goodwill—Goodwill is assessed for impairment annually and more frequently if triggering events occur. See Note 5. In performing these assessments, management relies on various factors, including operating results, business plans, economic projections, anticipated future cash flows, comparable transactions and other market data. There are inherent uncertainties related to these factors which require judgment in applying them to the testing of goodwill for impairment. The Company performs its annual impairment tests for goodwill on the first day of the fourth quarter of each year.

When testing for goodwill impairment, the Company first compares the fair value of its reporting unit with its carrying amount. The estimated fair value of the reporting unit used in the goodwill impairment test is determined utilizing a discounted cash flow analysis based on the Company’s forecasts discounted using market participants’ weighted-average cost of capital and market indicators of terminal year cash flows. Other valuation methods are used to corroborate the discounted cash flow method. If the carrying amount of the Company’s reporting unit exceeds its fair value, goodwill is considered potentially impaired and further tests are performed to measure the amount of impairment loss. In the second step of the goodwill impairment test, the Company compares the implied fair value of a reporting unit’s goodwill with the carrying amount of a reporting unit’s goodwill. If the carrying amount of a reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess of the carrying amount of goodwill over its implied fair value. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of its reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the fair value of its reporting unit over the amounts assigned to its assets and liabilities represents the implied fair value of goodwill.

Parent Company Investment—Parent company investment in the Combined Balance Sheets represents Tyco’s historical investment in the Company, the Company’s accumulated net earnings after taxes, and the net effect of transactions with and allocations from Tyco. Note 7 provides additional information regarding the allocation to the Company of various expenses incurred by Tyco.

Income Taxes—For purposes of the Company’s Combined Financial Statements, income tax expense and deferred tax balances have been recorded as if it filed tax returns on a stand-alone basis separate from Tyco (“Separate Return Method”). The Separate Return Method applies the accounting guidance for income taxes to the standalone financial statements as if the Company was a separate taxpayer and a standalone enterprise for the periods presented. The calculation of income taxes for the Company on a separate return basis requires a considerable amount of judgment and use of both estimates and allocations. Historically, the Company has primarily operated within a Tyco U.S. consolidated group and within a standalone Canadian entity. In certain instances, tax losses or credits generated by Tyco’s other businesses will be available to the Company going forward after the Separation.

In determining taxable income for the Company’s Combined Financial Statements, the Company must make certain estimates and judgments. These estimates and judgments affect the calculation of certain tax liabilities and the determination of the recoverability of certain of the deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense.

In evaluating the Company’s ability to recover its deferred tax assets, the Company considers all available positive and negative evidence including its past operating results, the existence of cumulative losses in the most recent years and its forecast of future taxable income. In estimating future taxable income, the Company develops assumptions including the amount of future pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates the Company is using to manage the underlying businesses.

The Company does not have any significant valuation allowances against its net deferred tax assets.

The tax carryforwards reflected in the Company’s Combined Financial Statements have been determined using the Separate Return Method. The tax carryforwards include net operating losses and tax credits. The Company’s post spin-off tax carryforwards will be different than those reflected in the Company’s Combined Financial Statements.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management records the effect of a tax rate or law change on the Company’s deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on the Company’s results of operations, financial condition or cash flows.

In addition, the calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations in the United States and Canada. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from its current estimate of the tax liabilities. If the Company’s estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when the Company determines the liabilities are no longer necessary. For purposes of the Company’s Combined Financial Statements, these estimated tax liabilities have been computed on a separate return basis.

Insurable Liabilities—The Company insures workers’ compensation, property, product, general and auto liabilities through a wholly owned subsidiary of Tyco, a captive insurance company, which retains the risk of loss. The captive’s policies covering these risks are deductible reimbursement policies. Tyco has insurance for losses in excess of the captive insurance company policies’ limits through third party insurance companies.

These insurance costs have been allocated to the Company on a specific identification basis by Tyco. Management believes the allocations are reasonable; however, they may not be indicative of the actual insurance costs of the Company had the Company been operating as an independent, stand-alone entity for the periods presented. See Note 7.

Concentration of Credit Risks—Financial instruments which potentially subject the Company to concentrations of credit risks are principally cash and cash equivalents and accounts receivables. Cash and cash equivalents are held by major financial institutions. The large number of its customer receivables limit the Company’s concentration of risk with respect to accounts receivable.

Recently Issued Accounting Pronouncements—In June 2011, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance for the presentation of comprehensive income. The guidance amended the reporting of Other Comprehensive Income (“OCI”) by eliminating the option to present OCI as part of the Combined Statements of Parent Company Equity. The amendment will not impact the accounting for OCI, but only its presentation in the Company’s Combined Financial Statements. The guidance requires that items of net income and OCI be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements which include total net income and its components, consecutively followed by total OCI and its components to arrive at total comprehensive income. In December 2011, the FASB issued authoritative guidance to defer the effective date for those aspects of the guidance relating to the presentation of reclassification adjustments out of accumulated other comprehensive income. The guidance must be applied retrospectively and is effective for the Company in the first quarter of fiscal 2013, with early adoption permitted. The Company is currently assessing the timing of its adoption of the guidance.

In September 2011, the FASB issued authoritative guidance which expanded and enhanced the existing disclosures related to multi-employer pension and other postretirement benefit plans. The amendments require additional quantitative and qualitative disclosures to provide more detailed information, including the significant multi-employer plans in which the Company participates, the level of the Company’s participation and contributions, and the financial health and indication of funded status, which will provide users of financial statements with a better understanding of the employer’s involvement in multi-employer benefit plans. The guidance must be applied retrospectively and is effective for the Company for the fiscal 2012 annual period, with early adoption permitted. The Company is currently assessing the timing of its adoption of the guidance along with what impact, if any, the guidance will have on its annual disclosures.

In September 2011, the FASB issued authoritative guidance which amends the process of testing goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not, defined as having a likelihood of more than fifty percent, that the fair value of a reporting unit is less than its carrying amount. If an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, performing the traditional two step goodwill impairment test is unnecessary. If an entity concludes otherwise, it would be required to perform the first step of the two step goodwill impairment test. If the carrying amount of the reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test. However, an entity has the option to bypass the qualitative assessment in any period and proceed directly to step one of the impairment test. The guidance is effective for the Company for interim and annual impairment testing beginning in the first quarter of fiscal 2013, with early adoption permitted. The Company is currently assessing the timing of its adoption of the guidance.

2.	Restructuring and Asset Impairment Charges, Net

From time to time, the Company will initiate various restructuring actions which result in employee severance, facility exit and other restructuring costs, as described below.

The Company initiated multi-year restructuring programs in 2009 (the “2009 Program”) and in 2011 (the “2011 Program”). Under each of these programs, the Company incurred restructuring and asset impairment charges (reversals), net, during 2011, 2010 and 2009 which are included in selling, general and administrative expenses, as follows ($ in millions):

	For the Year Ended September 30, 2011	For the Year Ended September 24, 2010	For the Year Ended September 25, 2009
2011 Program
Employee severance and benefits	$4	$—	$—
Facility exit and other charges	3	—	—

Total	$7	$—	$—

2009 Program
Employee severance and benefits	$(8)	$14	$4
Facility exit and other charges	—	4	—

Total	$(8)	$18	$4

Restructuring and asset impairment charges, net, incurred cumulative to date from initiation of the program are as follows ($ in millions):

	2011 Program	2009 Program
Employee severance and benefits	$4	$10
Facility exit and other charges	3	4

Total	$7	$14

The rollforward of the reserves from September 24, 2010 to September 30, 2011 is as follows ($ in millions):

	2011 Program	2009 Program	Total
Balance as of September 24, 2010	$—	$12	$12
Charges	8	4	12
Reversals	(1)	(12)	(13)
Utilization	(1)	(6)	(7)
Reclass / transfers	(4)	3	(1)

Balance as of September 30, 2011	$2	$1	$3

The Company also incurred restructuring charges of $1 million, nil and $2 million for the years ended 2011, 2010 and 2009, respectively, for restructuring actions initiated prior to 2009. The remaining reserve for these actions was $7 million as of both September 30, 2011 and September 24, 2010, which primarily relates to facility exit costs for long-term non-cancelable lease obligations.

3.	Acquisitions

Fiscal 2011

Acquisitions

During the year ended September 30, 2011, there were no acquisitions made by the Company.

Acquisition and Integration Related Costs

Acquisition and integration related costs are expensed as incurred. During the year ended September 30, 2011, the Company incurred integration costs of $28 million, primarily in connection with the integration of Brink’s Home Security Holdings, Inc (“BHS” or “Broadview Security”) in 2010. Of these costs, $26 million is recorded within selling, general and administrative expenses and $2 million is recorded within cost of revenue within the Company’s Combined Statement of Operations for the year ended September 30, 2011.

Dealer Generated Customer Accounts and Bulk Account Purchases

During the year ended September 30, 2011, the Company paid $581 million for approximately 491,000 customer contracts for electronic security services.

Fiscal 2010

Acquisitions

During the year ended September 24, 2010, cash paid for acquisitions totaled $449 million, net of cash acquired of $136 million, which related to the acquisition of Broadview Security.

Acquisition and Integration Related Costs

The Company incurred approximately $17 million of costs directly related to the acquisition of Broadview Security during the year ended September 24, 2010. In addition, the Company recorded $18 million of integration costs during the year ended September 24, 2010. Both acquisition and integration costs have been recorded within selling, general and administrative expenses in the Company’s Combined Statement of Operations for the year ended September 24, 2010. In addition, the Company recorded $14 million of restructuring expenses in conjunction with the acquisition of Broadview Security, which have been recorded within selling, general and administrative expenses in the Company’s Combined Statement of Operations for the year ended September 24, 2010.

Dealer Generated Customer Accounts and Bulk Account Purchases

During the year ended September 24, 2010, the Company paid $532 million for approximately 459,000 customer contracts for electronic security services.

Acquisition of Broadview Security

On May 14, 2010, the Company acquired all of the outstanding equity of Broadview Security, a publicly traded company that was formerly owned by The Brink’s Company, in a cash-and-stock transaction valued at approximately $2.0 billion. Prior to its acquisition, Broadview Security’s core business was to provide security alarm monitoring services for residential and small business properties in North America. Under the terms of the transaction, each outstanding share of BHS common stock was converted into the right to receive: (1) $13.15 in cash and 0.7562 Tyco common shares, for those shareholders who made an all-cash election, (2) 1.0951 Tyco common shares, for those shareholders who made an all stock election or (3) $12.75 in cash and 0.7666 Tyco common shares, for those shareholders who made a mixed cash/stock election or who failed to make an election.

Fair Value Calculation of Consideration Transferred—The calculation of the consideration transferred to acquire BHS is as follows. Certain amounts below cannot be recalculated as the exact BHS common share amounts have not been presented. ($ and common share data in millions, except per share data):

Cash Consideration
All cash consideration
Number of shares of BHS common shares outstanding as of May 14, 2010 electing all cash	37
Cash consideration per common share outstanding	$13.15

Total cash paid to BHS shareholders making all cash election	$490
Mixed cash/stock consideration
Number of shares of BHS common shares outstanding as of May 14, 2010 electing mixed consideration or not making an election	7
Cash consideration per common share outstanding	$12.75

Total cash paid to BHS shareholders making a mixed election or not making an election	$95

Total cash consideration	$585

Stock consideration
All cash consideration
Number of shares of BHS common shares outstanding as of May 14, 2010 electing all cash	37
Exchange ratio	0.7562

Tyco shares issued to BHS shareholders making an all cash election	28
All stock consideration
Number of shares of BHS common shares outstanding as of May 14, 2010 electing all stock	1
Exchange ratio	1.0951

Tyco shares issued to BHS shareholders making an all stock election	1
Mixed cash/stock consideration
Number of shares of BHS common shares outstanding as of May 14, 2010 electing mixed consideration or not making an election	7
Exchange ratio	0.7666

Tyco shares issued to BHS shareholders making a mixed election or not making an election	6

Total Tyco common shares issued	35

Tyco’s average common share price on May 14, 2010	$38.73

Total stock consideration	$1,362

Fair value of BHS stock option, restricted stock unit and deferred stock unit replacement awards(1)	$27

Total fair value of consideration transferred	$1,974

(1)

Represents the fair value of BHS stock option, restricted stock unit and deferred stock unit replacement awards attributable to pre-combination service issued to holders of these awards in the acquisition. The fair value was determined using the Black-Scholes model for stock option awards and Tyco’s closing stock price for the restricted and deferred stock unit awards. The fair value of outstanding BHS stock-based compensation awards that immediately vested at the effective time of the acquisition was attributed to pre-combination service and was included in the consideration transferred. In addition, there were certain BHS stock-based compensation awards that did not immediately vest upon completion of the acquisition. For those awards, the fair value attributed to post-combination service is being recognized as compensation expense over the requisite service period in the post-combination financial statements.

Fair Value Allocation of Consideration Transferred to Assets Acquired and Liabilities Assumed—The consideration transferred for BHS has been allocated to identifiable assets acquired and liabilities assumed as of the acquisition date. The following amounts represent the final determination of the fair value of the identifiable assets acquired and liabilities assumed ($ in millions):

Net current assets(1)	$78
Subscriber system assets	624
Other property and equipment	49
Contracts and related customer relationships (10-year weighted average useful life)	738
Other intangible assets (4-year weighted average useful life)	12
Net non-current liabilities(2)	(459)

Net assets acquired	1,042
Goodwill(3)	932

Purchase price	$1,974

(1)

As of the acquisition date, the fair value of accounts receivable approximated book value. Included in net current assets is $32 million of accounts receivable. The gross contractual amount receivable was approximately $35 million of which $3 million was not expected to be collected.

(2)	Included in net non-current liabilities is approximately $456 million of deferred tax liabilities.
(3)

The goodwill recognized is primarily related to expected synergies and other benefits that the Company believes will result from combining the operations of BHS with the operations of the Company. All of the goodwill has been allocated. None of the goodwill is expected to be deductible for tax purposes.

Actual BHS Financial Results—BHS actual results from the acquisition date, May 14, 2010, which are included in the Combined Statement of Operations for the year ended September 24, 2010 are as follows ($ in millions):

For the Year Ended September 24, 2010
Revenue	$193
Net loss	$(25)

Supplemental Pro Forma Financial Information (unaudited)—The supplemental pro forma financial information for the fiscal years ended September 24, 2010 and September 25, 2009 is as follows:

	For the Years Ended
	September 24, 2010	September 25, 2009
	(in millions)
Revenue	$2,942	$2,781
Net income	263	256

The supplemental pro forma financial information is based on the historical financial information for the Company and BHS. The supplemental pro forma financial information for the period ended September 24, 2010 utilized BHS’ historical financial information for its fiscal fourth quarter ended December 31, 2009 and the pre-acquisition period from January 1, 2010 through the acquisition date. The supplemental pro forma financial information reflect primarily the following pro forma pre-tax adjustments:

•	Elimination of BHS historical intangible asset amortization and property and equipment depreciation expense;

•	Elimination of BHS historical deferred acquisition costs amortization;

•	Elimination of BHS historical deferred revenue amortization;

•	Additional amortization and depreciation expense related to the fair value of identifiable intangible assets and property and equipment acquired; and

•	All of the above pro forma adjustments were tax effected using a statutory tax rate of 39%

The supplemental pro forma financial information for the year ended September 24, 2010 reflect the following non-recurring adjustments:

•	Direct acquisition costs primarily relating to advisory and legal fees and integration costs; and

•	Restructuring charges primarily related to employee severance and one-time benefit arrangements

The supplemental pro forma financial information gives effect to the acquisition, but should not be considered indicative of the results that would have occurred in the periods presented above, nor are they indicative of future results. In addition, the supplemental pro forma financial information does not reflect the potential realization of cost savings relating to the integration of the two companies.

Fiscal 2009

Acquisitions

During the year ended September 25, 2009, there were no acquisitions made by the Company.

Acquisition and Integration Related Costs

During the year ended September 25, 2009, the Company did not incur any acquisition or integration related costs.

Dealer Generated Customer Accounts and Bulk Account Purchases

During the year ended September 25, 2009, the Company paid $511 million for approximately 464,000 customer contracts for electronic security services.

4.	Income Taxes

The Company’s operating results have been included in Tyco’s various consolidated U.S. federal and state income tax returns, as well as non-U.S. tax filings in Canada and certain U.S. territories. For purposes of the Company’s Combined Financial Statements, income tax expense and deferred tax balances have been recorded as if the Company filed tax returns on a stand-alone basis separate from Tyco. The Separate Return Method applies the accounting guidance for income taxes to the standalone financial statements as if the Company was a separate taxpayer and a standalone enterprise for the periods presented.

Significant components of income before income taxes for the years ended September 30, 2011, September 24, 2010 and September 25, 2009 are as follows:

	2011	2010	2009
	(in millions)
United States	$543	$336	$336
Non-U.S.	61	62	57

	$604	$398	$393

Significant components of the income tax provision for the years ended September 30, 2011, September 24, 2010 and September 25, 2009 are as follows:

	2011	2010	2009
	(in millions)
Current:
United States:
Federal	$228	$169	$105
State	33	35	20
Non-U.S.	20	16	20

Current income tax provision	$281	$220	$145
Deferred:
United States:
Federal	$(50)	$(60)	$6
State	—	1	(1)
Non-U.S.	(3)	(2)	—

Deferred income tax provision	(53)	(61)	5

	$228	$159	$150

The reconciliation between the actual effective tax rate on continuing operations and the statutory U.S. federal income tax rate of 35% for the years ended September 30, 2011, September 24, 2010 and September 25, 2009 is as follows:

	2011	2010	2009
	(in millions)
Federal statutory tax rate	35.0%	35.0%	35.0%
Increases (reductions) in taxes due to:
U.S. state income tax provision, net	3.5%	5.9%	3.2%
Non-U.S. net earnings	(0.7)%	(1.9)%	(0.0)%
Nondeductible charges	0.2%	0.7%	0.2%
Other	(0.3)%	0.2%	(0.2)%

Provision for income taxes	37.7%	39.9%	38.2%

Deferred income taxes result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax asset as of September 30, 2011 and September 24, 2010 are as follows ($ in millions):

	2011	2010
	(in millions)
Deferred tax assets:
Accrued liabilities and reserves	$36	$43
Tax loss and credit carryforwards	1	2
Postretirement benefits	20	20
Deferred revenue	156	117
Other	65	61

	$278	$243

Deferred tax liabilities:
Property and equipment	(21)	(9)
Subscriber system assets	(443)	(470)
Intangible assets	(397)	(388)
Other	(18)	(14)

	$(879)	$(881)

Net deferred tax liability before valuation allowance	(601)	(638)
Valuation allowance	(1)	(2)

Net deferred tax liability	$(602)	$(640)

The valuation allowance for deferred tax assets of $1 million and $2 million as of September 30, 2011 and September 24, 2010, respectively, relates principally to the uncertainty of the utilization of certain non-U.S. deferred tax assets. The Company believes that it will generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets on the Company’s Combined Balance Sheets.

The tax carryforwards reflected in the Company’s Combined Financial Statements have been determined using the Separate Return Method. The tax carryforwards include net operating losses and tax credits. The Company’s post spin-off tax carryforwards will be different than those reflected in the Combined Financial Statements. The Company’s ability to use its federal and state post-separation net operating loss carryforwards and tax credit carryforwards to offset future taxable income and future taxes, respectively, may be subject to restrictions due to equity transactions that result in changes in ownership as defined by Code Section 382, under the Tax Reform Act of 1986.

As of September 30, 2011 and September 24, 2010, the Company had unrecognized tax benefits of $3 million and $5 million, respectively, of which $2 million and $3 million, if recognized, would affect the effective tax rate. The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. The Company had accrued interest and penalties related to the unrecognized tax benefits of $1 million and $2 million as of September 30, 2011 and September 24, 2010, respectively. The Company recognized no income tax expense for interest and penalties related to unrecognized tax benefits for the years ended September 30, 2011, September 24, 2010 and September 25, 2009, respectively.

A rollforward of unrecognized tax benefits as of September 30, 2011, September 24, 2010 and September 25, 2009 is as follows (in millions):

	2011	2010	2009
	(in millions)
Balance as of beginning of year	$5	$5	$5
Reductions based on tax positions related to prior years	(1)	—	—
Reductions related to settlements	(1)	—	—

Balance as of end of year	$3	$5	$5

The unrecognized tax benefits reflected in the Company’s Combined Financial Statements have been determined using the Separate Return Method. It is anticipated that as a result of the final Separation transactions, the Company’s unrecognized tax benefits will be higher than those reflected in the Combined Financial Statements.

The Company does not anticipate the total amount of the unrecognized tax benefits to change significantly within the next twelve months.

Many of the Company’s uncertain tax positions relate to tax years that remain subject to audit by the taxing authorities in the U.S. federal, state and local or foreign jurisdictions. Open tax years in significant jurisdictions are as follows:

Jurisdiction	Years Open To Audit
Canada	2004 – 2011
United States	1997 – 2011

Undistributed Earnings of Subsidiaries

The Company’s primary non-U.S. operations are located in Canada. No additional provision has been accrued for U.S. or non-U.S. income taxes on the undistributed earnings or for unrecognized deferred tax liabilities for temporary differences related to investments in the Company’s Canadian entity since the earnings are expected to be permanently reinvested and the investments are permanent in duration. Although the amount of undistributed earnings at the time of Separation is not currently known, it is anticipated that the Company’s deferral of U.S. income taxes or foreign withholding taxes on temporary differences will not be material.

Tax Sharing Agreement and Other Income Tax Matters

In connection with the Separation from Tyco, ADT expects to enter into a tax sharing agreement (the “2012 Tax Sharing Agreement”) with Tyco and Tyco Flow Control International, Ltd. (“Tyco Flow Control”) that will govern the rights and obligations of ADT, Tyco and Tyco Flow Control for certain pre-Separation tax liabilities, including Tyco’s obligations under the tax sharing agreement among Tyco, Covidien Ltd. (“Covidien”), and TE Connectivity Ltd. (“TE Connectivity”) entered into in 2007 (the “2007 Tax Sharing Agreement”). The Company expects that the 2012 Tax Sharing Agreement will provide that ADT, Tyco and Tyco Flow Control will share (i) certain pre-Separation income tax liabilities that arise from adjustments made by tax authorities to ADT’s, Tyco’s, and Tyco Flow Control’s U.S. and certain non-U.S. income tax returns, and (ii) payments required to be made by Tyco in respect to the 2007 Tax Sharing Agreement (collectively, “Shared Tax Liabilities”).

In addition, in the event the Distribution, the spin-off of Tyco Flow Control (the “Tyco Flow Control Spin-Off”), or certain internal transactions undertaken in connection therewith were determined to be taxable as a result of actions taken after the Distribution by ADT, Tyco Flow Control or Tyco, the party responsible for such failure would be responsible for all taxes imposed on ADT, Tyco Flow Control or Tyco as a result thereof. Taxes resulting from the determination that the Distribution, the Tyco Flow Control Spin-Off, or any internal transaction that were intended to be tax-free is taxable are referred to herein as “Distribution Taxes.” If such failure is not the result of actions taken after the Distribution by ADT, Tyco Flow Control or Tyco, then ADT, Tyco Flow Control and Tyco would be responsible for any Distribution Taxes imposed on ADT, Tyco Flow Control or Tyco as a result of such determination in the same manner and in the same proportions as the Shared Tax Liabilities. ADT will have sole responsibility of any income tax liability arising as a result of Tyco’s acquisition of Broadview Security in May 2010, including any liability of Broadview Security under the tax sharing agreement between Broadview Security and The Brink’s Company dated October 31, 2008 (collectively, “Broadview Tax Liabilities”). Costs and expenses associated with the management of Shared Tax Liabilities, Distribution Taxes, and Broadview Tax Liabilities will generally be shared 20% by Tyco Flow Control, 27.5% by ADT, and 52.5% by Tyco. ADT will be responsible for all of its own taxes that are not shared pursuant to the 2012 Tax Sharing Agreement’s sharing formulae. In addition, Tyco and Tyco Flow Control are responsible for their tax liabilities that are not subject to the 2012 Tax Sharing Agreement’s sharing formulae.

The 2012 Tax Sharing Agreement is also expected to provide that, if any party were to default in its obligation to another party to pay its share of the distribution taxes that arise as a result of no party’s fault, each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the 2012 Tax Sharing Agreement that is responsible for all or a portion of an income tax liability were to default in its payment of such liability to a taxing authority, ADT could be legally liable under applicable tax law for such liabilities and required to make additional tax payments. Accordingly, under certain circumstances, ADT may be obligated to pay amounts in excess of its agreed-upon share of its, Tyco’s and Tyco Flow Control’s tax liabilities.

5.	Goodwill and Intangible Assets

Annually, in the fiscal fourth quarter, and more frequently if triggering events occur, the Company tests goodwill for impairment by comparing the fair value of the Company’s reporting unit with its carrying amount. Fair value of the Company’s reporting unit is determined utilizing a discounted cash flow analysis based on the Company’s forecast cash flows discounted using an estimated weighted-average cost of capital of market participants. A market approach is utilized to corroborate the discounted cash flow analysis performed at the Company’s reporting unit. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered potentially impaired. In determining fair value, management relies on and considers a number of factors, including operating results, business plans, economic projections, anticipated future cash flow, comparable market transactions (to the extent available), other market data and Tyco’s overall market capitalization. There were no goodwill impairments as a result of performing the Company’s 2011, 2010 and 2009 annual impairment tests.

The changes in the carrying amount of goodwill for the years ended 2011 and 2010 are as follows ($ in millions):

Balance as of September 24, 2010	$3,393
Acquisitions/Purchase Accounting Adjustments	2

Balance as of September 30, 2011	$3,395

Balance as of September 25, 2009	$2,461
Acquisitions/Purchase Accounting Adjustments	927
Currency Translation	5

Balance as of September 24, 2010	$3,393

Fiscal 2011 and 2010 Intangible Assets

The following table sets forth the gross carrying amounts and accumulated amortization of the Company’s intangible assets as of September 30, 2011 and September 24, 2010.

	September 30, 2011		September 24, 2010
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable:
Contracts and related customer relationships	$6,687	$3,938	$6,197	$3,511
Other	13	7	14	5

Total	$6,700	$3,945	$6,211	$3,516

Other than goodwill, the Company does not have any other indefinite-lived intangible assets as of September 30, 2011 and September 24, 2010. Intangible asset amortization expense for 2011, 2010 and 2009 was $518 million, $450 million and $379 million, respectively. As of September 30, 2011, the weighted-average amortization period for contracts and related customer relationships, other intangibles and total intangible assets was 14 years, 6 years and 14 years, respectively.

The estimated aggregate amortization expense for intangible assets is expected to be approximately $475 million for 2012, $400 million for 2013, $350 million for 2014, $300 million for 2015, $250 million for 2016 and $980 million for 2017 and thereafter.

6. Debt

Debt as of September 30, 2011 and September 24, 2010 is as follows ($ in millions):

	September 30, 2011	September 24, 2010
Current maturities of long-term debt:
Allocated debt	$—	$189
Capital lease obligations	1	1

Current maturities of long-term debt	1	190

Long-term debt:
Allocated debt	1,482	1,301
Capital lease obligations	24	25

Total long-term debt	1,506	1,326

Total debt	$1,507	$1,516

Tyco used a centralized approach to cash management and financing of its operations excluding debt directly incurred by any of its businesses, such as capital lease obligations. Accordingly, Tyco’s consolidated debt and related interest expense, exclusive of amounts incurred directly by the Company, have been allocated to the Company based on an assessment of the Company’s share of external debt using historical data. Interest expense was allocated in the same proportions as debt and includes the impact of interest rate swap agreements designated as fair value hedges. For fiscal 2011, 2010 and 2009, Tyco has allocated to the Company interest expense of $87 million, $102 million and $78 million, respectively. The fair value of the Company’s allocated debt was $1,717 million and $1,734 million as of September 30, 2011 and September 24, 2010, respectively. The fair value of its debt was allocated in the same proportions as Tyco’s external debt. In addition, cash paid for interest was allocated in the same proportions as Tyco’s external debt, which is presented in the Combined Statements of Cash Flows.

Management believes the allocation basis for debt and interest expense is reasonable based on an assessment of historical data. However, these amounts may not be indicative of the actual amounts that the Company would have incurred had the Company been operating as an independent, publicly-traded company for the periods presented. The Company expects to issue third-party debt based on an anticipated initial post-separation capital structure for the Company. The amount of debt which could be issued may materially differ from the amounts presented herein.

7. Related Party Transactions

Cash Management—Tyco used a centralized approach to cash management and financing of operations. The Company’s cash was available for use and was regularly “swept” by Tyco at its discretion. Transfers of cash both to and from Tyco are included within parent company investment on the Combined Statements of Parent Company Equity. The main components of the net transfers (to)/from Parent are cash pooling and general financing activities, cash transfers for acquisitions, investments and various allocations from Tyco.

Trade Activity—Accounts payable includes $9 million and $4 million of payables to Tyco affiliates as of September 30, 2011 and September 24, 2010, respectively. These amounts primarily relate to the purchase of inventory from Tyco affiliates, which totaled $79 million, $34 million and $32 million for fiscal 2011, 2010 and 2009, respectively.

Service and Lending Arrangement with Tyco Affiliates—The Company has various debt and cash pool agreements with Tyco affiliates, which are executed outside of the normal Tyco centralized approach to cash management and financing of operations. Other liabilities include $63 million and $33 million of payables to Tyco affiliates as of September 30, 2011 and September 24, 2010, respectively.

Additionally, the Company, Tyco and its affiliates pay for expenses on behalf of each other. Prepaid expenses and other current assets includes $7 million and $7 million of receivables from Tyco and its affiliates as of September 30, 2011 and September 24, 2010, respectively. Accrued and other current liabilities includes $2 million and $3 million of payables to Tyco and its affiliates as of September 30, 2011 and September 24, 2010, respectively.

Interest Expense—The Company recognized $1 million, nil and nil of interest expense associated with the lending arrangements with Tyco affiliates during fiscal 2011, 2010 and 2009, respectively.

Debt and Related Items—The Company was allocated a portion of Tyco’s consolidated debt and interest expense. Note 6 provides further information regarding these allocations.

Insurable Liabilities—From fiscal 2009 through fiscal 2011, the Company was insured for worker’s compensation, property, general and auto liabilities by a captive insurance company that was wholly-owned by Tyco. The Company was insured for product liability by the captive insurance company for 2010 and 2011. Tyco has insurance for losses in excess of the captive insurance company policies’ limits through third party insurance companies. The Company paid a premium in each year to obtain insurance coverage during these periods. Premiums expensed by the Company were $24 million, $18 million and $16 million in 2011, 2010 and 2009, respectively, and are included in the selling, general and administrative expenses in the Combined Statements of Operations.

As of September 30, 2011 and September 24, 2010, the Company recorded insurance-related liabilities in the Combined Balance Sheets of $57 million and $61 million respectively, with an offsetting insurance asset of the same amount due from Tyco.

General Corporate Overhead—The Company was allocated corporate overhead expenses from Tyco for corporate related functions based on the relative proportion of either the Company’s headcount or revenue to

Tyco’s consolidated headcount or revenue. Corporate overhead expenses primarily related to centralized corporate functions, including finance, treasury, tax, legal, information technology, internal audit, human resources and risk management functions. During fiscal 2011, 2010 and 2009, the Company was allocated $67 million, $69 million and $67 million, respectively, of general corporate expenses incurred by Tyco which are included within selling, general and administrative expenses in the Combined Statements of Operations. Further discussion of allocations is included in Note 1, Basis of Presentation.

Transaction with Tyco’s Directors—During fiscal 2011, 2010 and 2009, the Company engaged in commercial transactions in the normal course of business with companies where Tyco’s Directors were employed and served as officers. During each of these periods, the Company’s purchases from such companies aggregated less than 1 percent of combined revenue.

8. Guarantees

In certain situations, Tyco has guaranteed the Company’s performance to third parties or has provided financial guarantees for financial commitments of the Company. Tyco and the Company intend to obtain releases from these guarantees in connection with Separation. In situations where the Company and Tyco are unable to obtain a release, the Company will indemnify Tyco for any losses it suffers as a result of such guarantees.

In the normal course of business, the Company is liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect the Company’s financial position, results of operations or cash flows.

As of September 30, 2011, the Company had total outstanding letters of credit and bank guarantees of approximately $5 million.

9. Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and debt. The fair value of cash and cash equivalents, accounts receivable and accounts payable approximated book value as of September 30, 2011 and September 24, 2010. See Note 6 for further information regarding the fair value of the Company’s debt.

10. Commitments and Contingencies

The Company has facility, vehicle and equipment leases that expire at various dates through 2023. Rental expense under these leases was $38 million, $33 million and $27 million for 2011, 2010 and 2009, respectively. Following is a schedule of minimum lease payments for non-cancelable leases as of September 30, 2011 ($ in millions):

	Operating Leases	Capital Leases
Fiscal 2012	$39	$1
Fiscal 2013	33	1
Fiscal 2014	28	2
Fiscal 2015	24	2
Fiscal 2016	14	2
Thereafter	29	17

Total minimum lease payments	$167	$25

Less: amount representing interest		—

Total minimum lease payments less amounts representing interest		$25

The Company also has purchase obligations related to commitments to purchase certain goods and services. As of September 30, 2011, such obligations were $6 million for 2012.

Legal Proceedings

The Company is subject to various claims and lawsuits in the ordinary course of business, including from time to time, contractual disputes, product and general liability claims, claims that the Company has infringed the intellectual property rights of others, and claims related to alleged security system failures. The Company has recorded accruals for losses that it believes are probable to occur and are reasonably estimable. While the ultimate outcome of these matters cannot be predicted with certainty, the Company believes that the resolution of any such proceedings (other than matters specifically identified below), will not have a material adverse effect on its financial condition, results of operations or cash flows.

Broadview Security Contingency

On May 14, 2010, the Company acquired Broadview Security, a business formerly owned by The Brink’s Company. Under the Coal Industry Retiree Health Benefit Act of 1992, as amended (the “Coal Act”), The Brink’s Company and its majority-owned subsidiaries at July 20, 1992 (including certain legal entities acquired in the Broadview Security acquisition) are jointly and severally liable with certain of The Brink’s Company’s other current and former subsidiaries for health care coverage obligations provided for by the Coal Act. A Voluntary Employees’ Beneficiary Associate (“VEBA”) trust has been established by The Brink’s Company to pay for these liabilities, however the trust may have insufficient funds to satisfy all future obligations. At the time of its spin-off from The Brink’s Company, Broadview Security entered into an agreement in which The Brink’s Company agreed to indemnify it for any and all liabilities and expenses related to The Brink’s Company’s former coal operations, including any health care coverage obligations. The Brink’s Company has agreed that this indemnification survives the Company’s acquisition of Broadview Security. The Company has evaluated its potential liability under the Coal Act as a contingency in light of all known facts, including the funding of the VEBA, and indemnification provided by The Brink’s Company. The Company has concluded that no accrual is necessary due to the existence of the indemnification and the belief that The Brink’s Company and VEBA will be able to satisfy all future obligations under the Coal Act. However, if The Brink’s Company and the VEBA are unable to satisfy all such obligations, the Company could be held liable, which could have a material adverse effect on its financial condition, results of operations or cash flows.

Income Tax Matters

As discussed above in Note 4, the 2012 Tax Sharing Agreement will govern the rights and obligations of ADT, Tyco and Tyco Flow Control for certain tax liabilities with respect to periods or portions thereof ending on or before the date of the Distribution. ADT will be responsible for all of its own taxes that are not shared pursuant to the 2012 Tax Sharing Agreement’s sharing formulae. Tyco and Tyco Flow Control are responsible for their tax liabilities that are not subject to the 2012 Tax Sharing Agreement’s sharing formulae.

With respect to years prior to and including the 2007 separation of Covidien and TE Connectivity by Tyco, tax authorities have raised issues and proposed tax adjustments that are generally subject to the sharing provisions of the 2007 Tax Sharing Agreement and which may require Tyco to make a payment to a taxing authority, Covidien or TE Connectivity. Tyco has recorded a liability of $436 million as of September 30, 2011 which it has assessed and believes is adequate to cover the payments that Tyco may be required to make under the 2007 Tax Sharing Agreement. Tyco is reviewing and contesting certain of the proposed tax adjustments.

With respect to adjustments raised by the IRS, although Tyco has resolved a substantial number of these adjustments, a few significant items remain open with respect to the audit of the 1997 through 2004 years. As of the date hereof, Tyco has not been able to resolve certain open items, which primarily involve the treatment of certain intercompany debt during the period, through the IRS appeals process. As a result, Tyco expects to litigate these matters once it receives the requisite statutory notices from the IRS, which is likely to occur within the next six months. However, the ultimate resolution of these matters is uncertain and could result in Tyco being responsible for a greater amount than it expects under the 2007 Tax Sharing Agreement.

To the extent ADT is responsible for any liability under the 2012 Tax Sharing Agreement, there could be a material adverse impact on its financial position, results of operations, cash flows or its effective tax rate in future reporting periods.

ADT Dealer Litigation

In 2002, the SEC’s Division of Enforcement conducted an investigation related to past accounting practices for dealer connect fees that the Company had charged to its authorized dealers upon purchasing customer accounts. The investigation related to accounting practices employed by the Company’s former management, which were discontinued in 2003. Although the Company settled with the SEC in 2006, a number of former dealers and related parties have filed lawsuits against the Company in the United States and in other countries, including a class action lawsuit filed in the District Court of Arapahoe County, Colorado, alleging breach of contract and other claims related to the Company’s decision to terminate certain authorized dealers in 2002 and 2003. In February 2010, the Court granted a directed verdict in the Company’s favor dismissing a number of the plaintiffs’ key claims. Upon appeal, the Colorado Court of Appeals affirmed the verdict in the Company’s favor in October 2011. The plaintiffs have requested that the Supreme Court of Colorado hear an appeal of the Court of Appeals’ decision. The Supreme Court has not yet ruled. The Company expects a favorable resolution of the class action lawsuit in Colorado. While it is not possible at this time to predict the final outcome of the Colorado lawsuit or other lawsuits stemming from dealer terminations, the Company does not believe these claims will have a material adverse effect on the Company’s financial position, results of operations or cash flows.

11. Retirement Plans

The Company measures its retirement plans as of its fiscal year end.

Defined Benefit Pension Plan—The Company sponsors one noncontributory defined benefit retirement plan covering certain of its U.S. employees, designed in accordance with conditions and practices in the country. Net periodic pension benefit cost is based on periodic actuarial valuations which use the projected unit credit method of calculation and is charged to the Combined Statements of Operations on a systematic basis over the expected average remaining service lives of current participants. Contribution amounts are determined based on U.S. regulations and the advice of professionally qualified actuaries. The benefits under the defined benefit plan are based on various factors, such as years of service and compensation.

The plan is a co-mingled plan that includes plan participants of other Tyco subsidiaries. The Company has recorded its portion of the co-mingled plan expense and the related obligations which have been actuarially determined based on the Company’s specific benefit formula by participant and allocated plan assets. The contribution amounts were determined in total for the co-mingled plan and allocated to the Company based on headcount. Management believes such allocations are reasonable; however, during 2012, when the plan is legally separated, the Company expects there will be a reallocation of assets based on the ERISA prescribed calculation which will result in adjustments to the components of the net amount recognized and future expense.

The net periodic benefit cost for the defined benefit pension plan for 2011, 2010 and 2009 is as follows ($ in millions):

	2011	2010	2009
Service cost	$1	$1	$1
Interest cost	3	3	4
Expected return on plan assets	(4)	(3)	(4)
Amortization of net actuarial loss	1	2	1

Net periodic benefit cost	$1	$3	$2

Weighted-average assumptions used to determine net periodic pension cost during the year:
Discount rate	5.0%	5.5%	7.6%
Expected return on plan assets	8.0%	8.0%	8.0%
Rate of compensation increase	4.0%	4.0%	4.0%

During fiscal 2011, the Company froze its active U.S. pension plan. As a result, the Company amortizes its actuarial gains and losses over the average remaining life expectancy of the pension plan participants.

The estimated net actuarial loss for the pension benefit plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is expected to be $1 million.

The change in benefit obligations, plan assets and the amounts recognized on the Combined Balance Sheets for the defined benefit plan as of September 30, 2011 and September 24, 2010 is as follows ($ in millions):

	2011	2010
Change in benefit obligations:
Benefit obligations as of beginning of year	$67	$63
Service cost	1	1
Interest cost	3	3
Actuarial loss	5	4
Benefits and administrative expenses paid	(4)	(4)

Benefit obligations as of end of year	$72	$67

Change in plan assets:
Fair value of plan assets as of beginning of year	$47	$46
Actual return on plan assets	1	5
Employer contributions	4	—
Benefits and administrative expenses paid	(4)	(4)

Fair value of plan assets as of end of year	$48	$47

Funded status	$(24)	$(20)

Net amount recognized	$(24)	$(20)

The Company adopted the measurement date provisions of the authoritative guidance for the employers’ accounting for defined benefit pension and other postretirement plans on September 27, 2008. As a result, the Company measured its plan assets and benefit obligations on September 26, 2008 and adjusted its opening balances of parent company investment and accumulated other comprehensive income for the change in net periodic benefit cost and fair value, respectively, from the previously used measurement date of August 31, 2008. The adoption of the measurement date provisions resulted in a net increase to accumulated other comprehensive income of $1 million, net of income taxes of nil.

	2011	2010
Amounts recognized in the Combined Balance Sheets consist of:
Non-current liabilities	$(24)	$(20)

Net amount recognized	$(24)	$(20)

Amounts recognized in accumulated other comprehensive income (before income taxes) consist of:
Net actuarial loss	$(34)	$(27)

Total loss recognized	$(34)	$(27)

Weighted-average assumptions used to determine pension benefit obligations at year end:
Discount rate	4.5%	5.0%
Rate of compensation increase	N/A	4.0%

The accumulated and aggregate benefit obligation for the defined benefit plan as of September 30, 2011 and September 24, 2010 were both $72 million and $67 million, respectively.

The accumulated and aggregate benefit obligation and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $72 million and $48 million, respectively, as of September 30, 2011 and $67 million and $47 million, respectively, as of September 24, 2010.

In determining the expected return on plan assets, the Company considers the relative weighting of plan assets by asset class, historical performance of asset classes over long-term periods, asset class performance expectations as well as current and future economic conditions.

The Company’s investment strategy for its pension plan is to manage the plan on a going-concern basis. Current investment policy is to maintain an adequate level of diversification while maximizing the return on assets, subject to a prudent level of portfolio risk, for the purpose of enhancing the security of benefits for participants as well as providing adequate liquidity to meet immediate and future benefit payment requirements. In addition, U.S. regulations and financial considerations are factors in determining the appropriate investment strategy. The policy targets a 60% allocation to equity securities and a 40% allocation to debt securities.

The pension plan has the following weighted-average asset allocations:

	2011	2010
Asset Category:
Equity securities	55%	59%
Debt securities	44%	38%
Cash and cash equivalents	1%	3%

Total	100%	100%

Tyco’s common shares are not a direct investment of the Company’s pension fund, but may be held through investment funds. The aggregate amount of the securities would not be considered material relative to the total fund assets.

The Company evaluates its defined benefit plan’s asset portfolio for the existence of significant concentrations of risk. Types of investment concentration risks that are evaluated include, but are not limited to, concentrations in a single entity, industry, foreign country and individual fund manager. As of September 30, 2011, there were no significant concentrations of risk in the Company’s defined benefit plan assets.

The Company’s plan assets are accounted for at fair value. Authoritative guidance for fair value measurements establishes a three level hierarchy that ranks the quality and reliability of information used in developing fair value estimates. The hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. In cases where two or more levels of inputs are used to determine fair value, the level is determined based on the lowest level input that is considered significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are summarized as follows:

•	Level 1—inputs are based upon quoted prices (unadjusted) in active markets for identical assets or liabilities which are accessible as of the measurement date.

•

Level 2—inputs are based upon quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model derived valuations for the asset or liability that are derived principally from or corroborated by market data for which the primary inputs are observable, including forward interest rates, yield curves, credit risk and exchange rates.

•

Level 3—inputs for the valuations are unobservable and are based on management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model based techniques such as option pricing models and discounted cash flow models.

The Company’s asset allocations by level within the fair value hierarchy as of September 30, 2011 and September 24, 2010 are presented in the table below for the Company’s defined benefit plan.

	September 30, 2011
($ in millions)	Level 1	Level 2	Total
Equity securities:
U.S. equity securities	$4	$7	$11
Non-U.S. equity securities	3	10	13
Fixed income securities:
Government and government agency securities	1	9	10
Corporate debt securities	—	12	12
Mortgage and other asset-backed securities	—	1	1
Cash and cash equivalents	1	—	1

Total	$9	$39	$48

	September 24, 2010
($ in millions)	Level 1	Level 2	Total
Equity securities:
U.S. equity securities	$6	$5	$11
Non-U.S. equity securities	5	10	15
Fixed income securities:
Government and government agency securities	1	8	9
Corporate debt securities	—	9	9
Mortgage and other asset-backed securities	—	2	2
Cash and cash equivalents	1	—	1

Total	$13	$34	$47

Equity securities consist primarily of publicly traded U.S. and non-U.S. equities. Publicly traded securities are valued at the last trade or closing price reported in the active market in which the individual securities are traded. Certain equity securities are held within commingled funds which are valued at the unitized net asset value (“NAV”) or percentage of the net asset value as determined by the custodian of the fund. These values are based on the fair value of the underlying net assets owned by the fund.

Fixed income securities consist primarily of government and agency securities, corporate debt securities, and mortgage and other asset-backed securities. When available, fixed income securities are valued at the closing price reported in the active market in which the individual security is traded. Government and agency securities and corporate debt securities are valued using the most recent bid prices or occasionally the mean of the latest bid and ask prices when markets are less liquid. Asset-backed securities including mortgage backed securities are valued using broker/dealer quotes when available. When quotes are not available, fair value is determined utilizing a discounted cash flow approach, which incorporates other observable inputs such as cash flows, underlying security structure and market information including interest rates and bid evaluations of comparable securities. Certain fixed income securities are held within commingled funds which are valued utilizing NAV determined by the custodian of the fund. These values are based on the fair value of the underlying net assets owned by the fund.

Cash and cash equivalents consist primarily of short-term commercial paper, bonds and other cash or cash-like instruments including settlement proceeds due from brokers, stated at cost, which approximates fair value.

The following tables set forth a summary of pension plan assets valued using NAV or its equivalent as of September 30, 2011 and September 24, 2010 ($ in millions):

	September 30, 2011
Investment ($ in millions)	Fair Value	Redemption Frequency	Redemption Notice Period
U.S. equity securities	$5	Daily	1 day
Non-U.S. equity securities	1	Daily, Semi-monthly	1 day, 5 days
Government and government agency securities	4	Daily	1 day
Corporate debt securities	4	Daily	1 day, 2 days, 3 days
Mortgage and other asset-backed securities	1	Daily	1 day, 3 days

	$15

	September 24, 2010
Investment ($ in millions)	Fair Value	Redemption Frequency	Redemption Notice Period
U.S. equity securities	$4	Daily	1 day
Non-U.S. equity securities	2	Semi-monthly, Monthly	5 days, 15 days
Government and government agency securities	3	Daily	1 day
Corporate debt securities	3	Daily	1 day, 2 days
Mortgage and other asset-backed securities	1	Daily	1 day

	$13

The strategy of the Company’s investment managers with regard to the investments valued using NAV or its equivalent is to either match or exceed relevant benchmarks associated with the respective asset category. None of the investments valued using NAV or its equivalent contain any redemption restrictions or unfunded commitments.

During 2011, the Company contributed $1 million to its pension plan, which represented the Company’s minimum required contributions to its pension plan for fiscal year 2011. The Company also made voluntary contributions of $3 million to its plan during 2011.

The Company’s funding policy is to make contributions in accordance with U.S. laws as well as to make discretionary voluntary contributions from time-to-time. The Company anticipates that it will contribute at least the minimum required to its pension plan in 2012 of $4 million.

Benefit payments, including those amounts to be paid and reflecting future expected service as appropriate, are expected to be paid as follows ($ in millions):

2012	$4
2013	4
2014	4
2015	4
2016	4
2017 - 2021	22

The Company also participates in a number of multi-employer defined benefit plans on behalf of certain employees. Pension expense related to multi-employer plans was not material for 2011, 2010 and 2009.

Defined Contribution Retirement Plans—The Company maintains through Tyco several defined contribution retirement plans, which include 401(k) matching programs, as well as qualified and nonqualified profit sharing and share bonus retirement plans. Expense for the defined contribution plans is computed as a percentage of participants’ compensation and was $17 million, $14 million and $10 million for 2011, 2010 and 2009, respectively. The Company maintains through Tyco an unfunded Supplemental Executive Retirement Plan (“SERP”). This plan is nonqualified and restores the employer match that certain employees lose due to IRS limits on eligible compensation under the defined contribution plans. The expense related to the SERP was not material for 2011, 2010 and 2009.

Deferred Compensation Plans—The Company has a nonqualified deferred compensation plan maintained by Tyco, which permits eligible employees to defer a portion of their compensation. A record keeping account is set up for each participant and the participant chooses from a variety of measurement funds for the deemed investment of their accounts. The measurement funds correspond to a number of funds in the Company’s 401(k) plans and the account balance fluctuates with the investment returns on those funds. Deferred compensation liabilities were $11 million and $9 million as of September 30, 2011 and September 24, 2010, respectively. Deferred compensation expense was $1 million, nil and $1 million for 2011, 2010 and 2009, respectively.

Postretirement Benefit Plans—The Company generally does not provide postretirement benefits other than pensions for its employees. However, certain acquired operations provide these benefits to employees who were eligible at the date of acquisition, and a small number of U.S. and Canadian operations provide ongoing eligibility for such benefits.

Net periodic postretirement benefit cost was not material for 2011, 2010 and 2009. The Company’s Combined Balance Sheets include postretirement benefit obligations of $5 million and $6 million as of September 30, 2011 and September 24, 2010, respectively. In addition, the Company recorded a net actuarial gain of $1 million and a net actuarial loss of $1 million within accumulated other comprehensive income included in the Combined Statements of Parent Company Equity as of September 30, 2011 and September 24, 2010, respectively.

The Company does not expect to make any material contributions to its postretirement benefit plans in 2012. Benefit payments, including those amounts to be paid and reflecting future expected service are not expected to be material for fiscal 2012 and thereafter.

12.	Share Plans

As of September 30, 2011, all stock options, restricted stock units, performance share units and other stock-based awards (collectively “awards”) held by Company employees were granted under the Tyco International Ltd. 2004 Stock and Incentive Plan (the “2004 Plan”) or other Tyco equity incentive plans. The 2004 plan is administered by the Compensation and Human Resources Committee of the Board of Directors of Tyco, which consists exclusively of independent directors of Tyco and provides for the award.

Total share-based compensation cost recognized during 2011, 2010 and 2009 was $9 million, $8 million and $7 million, respectively, all of which is included in selling, general and administrative expenses. The tax benefit associated with the Company’s share-based compensation arrangements during 2011, 2010 and 2009 was not material.

The grant-date fair value of each option grant is estimated using the Black-Scholes option pricing model. The fair value is then amortized on a straight-line basis over the requisite service period of the awards, which is generally the vesting period. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Expected volatility was calculated based on the historical volatility of Tyco International’s stock and measures for a set of peer companies of Tyco. The average expected life is based on the contractual term of the option and expected employee exercise and post-vesting employment termination behavior. The expected annual dividend per share was based on Tyco International’s expected dividend rate. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant. The compensation expense recognized is net of estimated forfeitures. Forfeitures are estimated based on voluntary termination behavior, as well as an analysis of actual share option forfeitures.

The weighted-average assumptions Tyco International used in the Black-Scholes option pricing model for 2011, 2010 and 2009 are as follows:

	2011	2010	2009
Expected stock price volatility	33%	34%	32%
Risk Free interest rate	1.11%	2.22%	2.43%
Expected annual dividend per share	$0.84	$0.80	$0.80
Expected life of options (years)	4.8	4.8	4.8

The weighted-average grant-date fair values of options granted during 2011, 2010 and 2009 was $8.79, $8.66 and $6.61, respectively. The total intrinsic value of options exercised during 2011 and 2010 was $7 million and $19 million, respectively, while 2009 was not material. The related excess cash tax benefit classified as a financing cash inflow for 2011, 2010 and 2009 was not material.

Share option activity for the Company’s employees as of September 30, 2011, and changes during the year then ended is presented below:

	Shares	Weighted- Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value ($ in millions)
Outstanding as of September 24, 2010	2,302,614	$42.29
Granted	374,250	37.32
Exercised	(495,601)	29.12
Expired	(265,927)	71.74
Forfeited	(79,026)	36.95
Net transfers(1)	(173,949)	35.49

Outstanding as of September 30, 2011	1,662,361	41.19	6.2	$6
Vested and unvested expected to vest as of September 30, 2011	1,596,490	41.43	6.1	6
Exercisable as of September 30, 2011	924,293	46.65	4.5	2

(1)	Net transfers of shares relate to the share options associated with employees transferring between the Company and another Tyco entity while maintaining their Tyco share options.

As of September 30, 2011, there was $4 million of total unrecognized compensation cost related to non-vested options granted. The cost is expected to be recognized over a weighted-average period of 2.3 fiscal years.

Employee Stock Purchase Plans—Tyco’s Employee Stock Purchase Plan (“ESPP”) was suspended indefinitely during the quarter ended September 25, 2009. Prior to that date, substantially all full-time employees of the Company’s U.S. subsidiaries and employees of certain qualified non-U.S. subsidiaries were eligible to participate in the ESPP. Eligible employees authorized payroll deductions to be made for the purchase of shares. Tyco matched a portion of the employee contribution by contributing an additional 15% of the employee’s payroll deduction. All shares purchased under the plan were purchased on the open market by a designated broker.

Restricted Stock Units and Performance Share Units—Restricted stock units are granted subject to certain restrictions. Conditions of vesting are determined at the time of grant under the 2004 Plan. Restrictions on the award generally lapse upon normal retirement, if more than twelve months from the grant date, and death or disability of the employee.

The fair market value of restricted stock units, both time vesting and those subject to specific performance criteria, are expensed over the period of vesting. Restricted stock units that vest based upon passage of time generally vest over a period of four years. The fair value of restricted stock units is determined based on the closing market price of Tyco’s shares on the grant date. Restricted stock units that vest dependent upon attainment of various levels of performance that equal or exceed targeted levels generally vest in their entirety three years from the grant date. The fair value of performance share units is determined based on the Monte Carlo valuation model. The compensation expense recognized for restricted stock units is net of estimated forfeitures.

Tyco generally grants restricted stock units. Recipients of restricted stock units have no voting rights and receive dividend equivalent units (“DEUs”). Recipients of performance share units have no voting rights and may receive DEUs depending on the terms of the grant.

Share option activity of Tyco’s restricted stock units including performance share units for the Company’s employees as of September 30, 2011 and changes during the year then ended is presented in the tables below:

Non-vested Restricted Stock Units	Shares	Weighted-Average Grant-Date Fair Value
Non-vested as of September 24, 2010	375,876	$35.47
Granted	170,754	37.31
Vested	(147,980)	39.61
Forfeited	(30,334)	37.64
Net transfers(1)	(17,670)	35.10

Non-vested as of September 30, 2011	350,646	34.49

(1)	Net transfers of shares relate to the above restricted stock units associated with employees transferring between the Company and another Tyco entity while maintaining their Tyco share awards.

The weighted-average grant-date fair value of restricted stock units granted during 2011, 2010 and 2009 was $37.31, $35.00 and $28.50 respectively. The total fair value of restricted stock units vested during 2011, 2010 and 2009 was $6 million, $5 million and $6 million, respectively.

Non-vested Performance Stock Units	Shares	Weighted-Average Grant-Date Fair Value
Non-vested as of September 24, 2010	93,310	$34.13
Granted	35,034	41.95
Forfeited	(1,931)	41.95

Non-vested as of September 30, 2011	126,413	36.14

The weighted-average grant-date fair value of performance share units granted during 2011, 2010 and 2009 was $41.95, $41.51 and $27.84, respectively. No performance share units vested during 2011, 2010 and 2009.

As of September 30, 2011, there was $8 million of total unrecognized compensation cost related to both non-vested restricted stock units and performance share units. The cost is expected to be recognized over a weighted-average period of 2.2 fiscal years.

Impact of the Separation—Prior to the Distribution, the Company’s Board of Directors is expected to adopt, with the approval of Tyco as its sole shareholder, the establishment of stock incentive plans providing for future awards to the Company employees.

Prior to Separation, performance share units will convert into restricted stock units based on performance achieved on or about the closing date. Following the distribution, all equity awards (other than restricted stock units granted prior to October 12, 2011) held by the Company’s active employees will convert into like-kind equity awards of the Company. With respect to restricted stock units granted prior to October 12, 2011, such awards will convert into like-kind equity awards of the three separately traded companies resulting from the Separation. All equity awards held by former employees of the Company will convert into equity awards of the three separately traded companies resulting from Separation. All equity awards will be converted at equivalent value determined using the intrinsic value method. The original vesting provisions will remain in effect for all equity awards.

13.	Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income are as follows ($ in millions):

	Currency Translation Adjustments	Retirement Plans	Accumulated Other Comprehensive Income (Loss)
Balance as of September 26, 2008	$60	$(10)	$50
Cumulative effect of adopting a new accounting principle (see Note 11)	—	1	1
Pre-tax current period change	25	(12)	13
Income tax benefit	—	4	4

Balance as of September 25, 2009	85	(17)	68
Pre-tax current period change	12	(1)	11

Balance as of September 24, 2010	97	(18)	79
Pre-tax current period change	3	(5)	(2)
Income tax benefit	—	2	2

Balance as of September 30, 2011	$100	$(21)	$79

14.	Geographic Data

Revenue by geographic area for the years ended September 30, 2011, September 24, 2010 and September 25, 2009 are as follows ($ in millions):

Revenue(1):	2011	2010	2009
United States	$2,905	$2,396	$2,068
Canada	205	195	180

	$3,110	$2,591	$2,248

(1)	Revenue is attributed to individual countries based on the reporting entity that records the transaction. No single customer represents more than 10% of total revenue.

Long-lived assets by geographic area as of September 30, 2011, September 24, 2010 and September 25, 2009 are as follows ($ in millions):

Long-lived assets(1):	2011	2010	2009
United States	$4,036	$3,835	$2,993
Canada	344	348	327

	$4,380	$4,183	$3,320

(1)

Long-lived assets are comprised primarily of subscriber system assets, net, property and equipment, net, deferred subscriber acquisition costs, net, and dealer intangibles and exclude goodwill, other intangible assets and other assets.

15.	Supplemental Combined Balance Sheet Information

Selected supplemental Combined Balance Sheet information as of September 30, 2011 and September 24, 2010 is as follows ($ in millions):

	2011	2010
Insurance receivables	$14	$14
Other	34	42

Prepaid expenses and other current assets	$48	$56

Deferred income tax asset-non current	$7	$6
Other	77	86

Other assets	$84	$92

Accrued payroll and payroll related costs	$44	$58
Customer advances	36	33
Other	83	99

Accrued and other current liabilities	$163	$190

Income taxes payable-non-current	$5	$9
Other	168	142

Other liabilities	$173	$151

16.	Inventory

Inventories consisted of the following ($ in millions):

	September 30, 2011	September 24, 2010
Work in process	$6	$1
Finished goods	27	22

Inventories	$33	$23

17.	Property and Equipment

Property and equipment consisted of the following ($ in millions):

	September 30, 2011	September 24, 2010
Land	$9	$8
Buildings and leasehold improvements	64	62
Machinery and equipment	290	260
Property under capital leases(1)	25	25
Construction in progress	37	24
Accumulated depreciation(2)	(253)	(211)

Property and equipment, net	$172	$168

(1)	Property under capital leases consists primarily of buildings.
(2)	Accumulated amortization of capital lease assets was $13 million and $12 million as of September 30, 2011 and September 24, 2010, respectively.

18.	Subsequent Events

The Company has evaluated subsequent events through the time it issued its financial statements on April 4, 2012.

Consistent with its annual equity compensation practices, on October 12, 2011, Tyco granted Company employees 0.3 million share options with a weighted-average grant-date fair value of $12.21 per share at the date of grant. Additionally, Tyco granted 0.1 million and 0.03 million restricted stock units and performance share units with a fair value of $44.32 and $49.42 per share on the date of grant, respectively.

ADT NORTH AMERICAN RESIDENTIAL SECURITY BUSINESS OF TYCO INTERNATIONAL LTD.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

($ in millions)

Description	Balance at Beginning of Year	Additions Charged to Income	Other	Deductions	Balance at End of Year
Allowance for Doubtful Accounts:
Year Ended September 25, 2009	$32	$38	$(18)	$(35)	$17
Year Ended September 24, 2010	17	43	2	(39)	23
Year Ended September 30, 2011	23	44	1	(45)	23

ADT NORTH AMERICAN RESIDENTIAL SECURITY BUSINESS OF TYCO INTERNATIONAL LTD. COMBINED STATEMENTS OF OPERATIONS

For the Six Months Ended March 30, 2012 and March 25, 2011

(Unaudited)

	March 30, 2012	March 25, 2011
	($ in millions)
Revenue	$1,602	$1,533
Cost of revenue	694	658
Selling, general and administrative expenses	546	539

Operating income	362	336
Interest expense	(44)	(46)

Income before income taxes	318	290
Income tax expense	(120)	(110)

Net income	$198	$180

See Notes to Unaudited Combined Financial Statements

ADT NORTH AMERICAN RESIDENTIAL SECURITY BUSINESS OF TYCO INTERNATIONAL LTD. COMBINED BALANCE SHEETS

As of March 30, 2012 and September 30, 2011

(Unaudited)

	March 30, 2012	September 30, 2011
	($ in millions)
Assets
Current Assets:
Cash and cash equivalents	$92	$65
Accounts receivable trade, less allowance for doubtful accounts of $23 and $23, respectively	85	94
Inventories	49	33
Prepaid expenses and other current assets	45	48
Deferred income taxes	23	23

Total current assets	294	263
Property and equipment, net	158	172
Subscriber system assets, net	1,676	1,653
Goodwill	3,400	3,395
Intangible assets, net	2,818	2,755
Deferred subscriber acquisition costs, net	437	417
Other assets	82	84

Total Assets	$8,865	$8,739

Liabilities and Parent Company Equity
Current Liabilities:
Current maturities of long-term debt	$1	$1
Accounts payable	151	153
Accrued and other current liabilities	148	163
Deferred revenue	257	250

Total current liabilities	557	567
Long-term debt, including allocated debt of $1,478 and $1,482, respectively (see Note 6)	1,501	1,506
Deferred subscriber acquisition revenue	640	630
Deferred tax liabilities	632	632
Other liabilities	173	173

Total Liabilities	3,503	3,508

Commitments and contingencies (see Note 9)

Parent Company Equity:
Parent company investment	5,274	5,152
Accumulated other comprehensive income	88	79

Total Parent Company Equity	5,362	5,231

Total Liabilities and Parent Company Equity	$8,865	$8,739

See Notes to Unaudited Combined Financial Statements

ADT NORTH AMERICAN RESIDENTIAL SECURITY BUSINESS OF TYCO INTERNATIONAL LTD. COMBINED STATEMENTS OF CASH FLOWS

For the Six Months Ended March 30, 2012 and March 25, 2011

(Unaudited)

	For the Six Months Ended
	March 30, 2012	March 25, 2011
	($ in millions)
Cash Flows From Operating Activities:
Net income	$198	$180
Adjustments to reconcile net cash provided by operating activities:
Depreciation and amortization	482	461
Amortization of deferred subscriber acquisition revenue	(59)	(57)
Non-cash compensation expense	4	5
Deferred income taxes	120	110
Provision for losses on accounts receivable and inventory	25	26
Changes in assets and liabilities:
Accounts receivable, net	(14)	(23)
Inventories	(17)	(11)
Accounts payable	(2)	12
Accrued and other liabilities	(18)	(16)
Income taxes, net	(5)	—
Deferred subscriber acquisition costs	(74)	(66)
Deferred subscriber acquisition revenue	67	57
Other	2	(11)

Net cash provided by operating activities	709	667

Cash Flows From Investing Activities:
Dealer generated customer accounts and bulk account purchases	(323)	(269)
Subscriber system assets	(172)	(138)
Capital expenditures	(12)	(10)

Net cash used in investing activities	(507)	(417)

Cash Flows From Financing Activities:
Allocated debt activity	(2)	20
Change in due to Tyco and affiliates	2	4
Change in parent company investment	(177)	(288)

Net cash used in financing activities	(177)	(264)

Effect of currency translation on cash	2	2

Net increase (decrease) in cash and cash equivalents	27	(12)
Cash and cash equivalents at beginning of period	65	84

Cash and cash equivalents at end of period	$92	$72

See Notes to Unaudited Combined Financial Statements

ADT NORTH AMERICAN RESIDENTIAL SECURITY BUSINESS OF TYCO INTERNATIONAL LTD.

COMBINED STATEMENTS OF PARENT COMPANY EQUITY

For the Six Months Ended March 30, 2012 and March 25, 2011

(Unaudited)

	Parent Company Investment	Accumulated Other Comprehensive Income	Total Parent Company Equity
	($ in millions)
Balance as of September 24, 2010	$5,087	$79	$5,166
Comprehensive income:
Net income	180		180
Currency translation		21	21

Total comprehensive income			201
Net transfers to Parent	(190)		(190)

Balance as of March 25, 2011	$5,077	$100	$5,177

	Parent Company Investment	Accumulated Other Comprehensive Income (Loss)	Total Parent Company Equity
	($ in millions)
Balance as of September 30, 2011	$5,152	$79	$5,231
Comprehensive income:
Net income	198		198
Currency translation		12	12
Retirement plans		(3)	(3)

Total comprehensive income			207
Net transfers to Parent	(76)		(76)

Balance as of March 30, 2012	$5,274	$88	$5,362

See Notes to Unaudited Combined Financial Statements

ADT NORTH AMERICAN RESIDENTIAL SECURITY BUSINESS OF TYCO

INTERNATIONAL, LTD.

NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS

1.	Basis of Presentation and Summary of Significant Accounting Policies

Separation—On September 19, 2011, Tyco International Ltd. (“Tyco” or “Parent) announced that its Board of Directors approved a plan to separate Tyco into three separate, publicly traded companies (the “Separation”), identifying the ADT North American Residential Security Business of Tyco (the “Company”), as one of those three companies. The Separation is expected to be completed by the end of the third calendar quarter of 2012 through a tax-free pro rata distribution of all of the equity interest in the Company (“the Distribution”). During January 2012, The ADT Corporation (“ADT”), which upon completion of the Separation will become the parent of the Company, was incorporated in the State of Delaware.

Completion of the proposed separation is subject to certain conditions, including final approval by the Tyco Board of Directors and shareholders, receipt of tax opinions and rulings and the filing and effectiveness of registration statements with the Securities and Exchange Commission (“SEC”). The Separation will also be subject to the completion of any necessary financing.

Basis of Presentation—The Combined Financial Statements included the combined operations, assets and liabilities of the Company. The Combined Financial Statements have been prepared in United States dollars (“USD”), in accordance with generally accepted accounting principles in the United States (“GAAP”). The Combined Financial Statements included herein are unaudited, but in the opinion of management, such financial statements include all adjustments, consisting of normal recurring adjustments, necessary to summarize fairly the Company’s financial position, results of operations and cash flows for the interim periods. The results reported in these Combined Financial Statements should not be taken as indicative of results that may be expected for the entire year. These financial statements should be read in conjunction with the Company’s audited Combined Financial Statements included elsewhere in this registration statement.

Additionally, the Combined Financial Statements do not necessarily reflect what the Company’s combined results of operations, financial position and cash flows would have been had the Company operated as an independent, publicly traded company during the periods presented. The Company’s Combined Financial Statements have been prepared to include all of Tyco’s residential and small business security business in the United States, Canada and certain U.S. territories, and reflect a combination of the assets and liabilities that have been used in managing and operating this business. All revenue and most assets and liabilities, including subscriber-related assets and liabilities, and most expenses reflected in the combined financial statements are directly associated with the Company. Due to existing functions and facilities shared among Tyco and us, certain working capital, property and equipment, and operating expense balances have been allocated to the Company. In addition, certain general corporate overhead, debt and related interest expense have been allocated by Tyco to the Company. The Company used certain underlying activity drivers as a basis of allocation, including revenue, materials usage, head-count utilization and other factors. Management believes such allocations are reasonable; however, they may not be indicative of the actual results of the Company had the Company been operating as an independent, publicly traded company for the periods presented or the amounts that will be incurred by the Company in the future. Note 6 provides further information regarding debt and related interest expense allocations and Note 7 provides further information regarding general corporate overhead allocations.

References to 2012 and 2011 are to the Company’s six month fiscal periods ended March 30, 2012 and March 25, 2011, respectively, unless otherwise indicated.

The Company conducts business in one operating segment. This segment is identified by the Company based on how resources are allocated and operating decisions are made. Management evaluates performance and allocates resources based on operating profit or loss of the Company as a whole.

The Company has a 52 or 53-week fiscal year that ends on the last Friday in September. Fiscal year 2012 will be a 52-week, whereas fiscal year 2011 was a 53-week year.

The Company conducts business through its operating entities. All intercompany transactions have been eliminated. The results of companies acquired during the year are included in the Combined Financial Statements from the effective date of acquisition. See Note 3.

Recently Issued Accounting Pronouncements—In June 2011, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance for the presentation of comprehensive income. The guidance amended the reporting of Other Comprehensive Income (“OCI”) by eliminating the option to present OCI as part of the Combined Statements of Parent Company Equity. The amendment will not impact the accounting for OCI, but only its presentation in the Company’s Combined Financial Statements. The guidance requires that items of net income and OCI be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements which include total net income and its components, consecutively followed by total OCI and its components to arrive at total comprehensive income. In December 2011, the FASB issued authoritative guidance to defer the effective date for those aspects of the guidance relating to the presentation of reclassification adjustments out of accumulated other comprehensive income by component. The guidance must be applied retrospectively and is effective for the Company in the first quarter of fiscal year 2013, with early adoption permitted. The Company is currently assessing the timing of its adoption of the guidance.

In September 2011, the FASB issued authoritative guidance which expanded and enhanced the existing disclosures related to multi-employer pension and other postretirement benefit plans. The amendments require additional quantitative and qualitative disclosures to provide more detailed information including the significant multi-employer plans in which the Company participates, the level of the Company’s participation and contributions and the financial health and indication of funded status, which will provide users of financial statements with a better understanding of the employer’s involvement in multi-employer benefit plans. The guidance must be applied retrospectively and is effective for the Company for the fiscal year 2012 annual period, with early adoption permitted. The Company is currently assessing the timing of its adoption of the guidance along with what impact, if any, the guidance will have on its annual disclosures.

In September 2011, the FASB issued authoritative guidance which amends the process of testing goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not, defined as having a likelihood of more than fifty percent that the fair value of a reporting unit is less than its carrying amount. If an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, performing the traditional two step goodwill impairment test is unnecessary. If an entity concludes otherwise, it would be required to perform the first step of the two step goodwill impairment test. If the carrying amount of the reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test. However, an entity has the option to bypass the qualitative assessment in any period and proceed directly to step one of the impairment test. The guidance is effective for the Company for interim and annual impairment testing beginning in the first quarter of fiscal year 2013, with early adoption permitted. The Company is currently assessing the timing of its adoption of the guidance.

2.	Restructuring and Asset Impairment Charges, Net

From time to time, the Company will initiate various restructuring actions which result in employee severance, facility exit and other restructuring costs, as described below.

The Company initiated multi-year restructuring programs in 2009 (the “2009 Program”) and 2011 (the “2011 Program”). Under each of these programs, the Company incurred restructuring and asset impairment charges, net, during 2012 and 2011 which are included in selling, general and administrative expenses, as follows ($ in millions):

	For the Six Months Ended March 30, 2012	For the Six Months Ended March 25, 2011
2011 Program
Facility exit and other charges	$2	$4

2009 Program
Employee severance and benefits	(1)	(3)

Total	$1	$1

Restructuring and asset impairment charges, net, incurred cumulative to date from initiation are as follows ($ in millions):

	2011 Program	2009 Program
Employee severance and benefits	$4	$9
Facility exit and other charges	5	4

Total	$9	$13

The rollforward of the reserves related to 2011 and 2009 programs from September 30, 2011 to March 30, 2012 is as follows ($ in millions):

	2011 Program	2009 Program	Total
Balance as of September 30, 2011	$2	$1	$3
Charges	4	—	4
Reversals	(2)	(1)	(3)
Utilization	(2)	—	(2)
Reclass / transfers	1	—	1

Balance as of March 30, 2012	$3	$—	$3

Restructuring charges for the six months ended March 30, 2012 and March 25, 2011 were immaterial for restructuring actions initiated prior to 2009. The remaining reserve for these actions was $7 million as of both March 30, 2012 and September 30, 2011, respectively, which primarily relates to facility exit costs for long-term non-cancelable lease obligations.

3.	Acquisitions

Fiscal 2012

Acquisitions

During the six months ended March 30, 2012, there were no acquisitions made by the Company.

Dealer Generated Customer Accounts and Bulk Account Purchases

During the six months ended March 20, 2012, the Company paid $323 million of cash to acquire approximately 267,000 customer contracts for electronic security services.

Acquisition and Integration Related Costs

Acquisition and integration related costs are expensed as incurred. During the six months ended March 30, 2012, the Company incurred integration costs of $10 million, in connection with the integration of Brink’s Home Security Holdings, Inc (“BHS” or “Broadview Security”). Such costs are recorded in selling, general and administrative expenses in the Company’s Combined Statements of Operations.

Fiscal 2011

Acquisitions

During the six months ended March 25, 2011, there were no acquisitions made by the Company.

Dealer Generated Customer Accounts and Bulk Account Purchases

During the six months ended March 25, 2011, the Company paid $269 million of cash to acquire approximately 229,000 customer contracts for electronic security services.

Acquisition and Integration Related Costs

Acquisition and integration related costs are expensed as incurred. During the six months ended March 25, 2011, the Company incurred integration costs of $14 million, in connection with the integration of Broadview Security. Such costs are recorded in selling, general and administrative expenses in the Company’s Combined Statements of Operations.

4.	Income Taxes

The Company did not have a significant change to its unrecognized tax benefits during the six months ended March 30, 2012. The Company’s uncertain tax positions relate to tax years that remain subject to audit by taxing authorities. The Company does not anticipate the total amount of the unrecognized tax benefits to change significantly within the next twelve months.

Undistributed Earnings of Subsidiaries

The Company’s primary non-U.S. operations are located in Canada. No additional provision has been accrued for U.S. or non-U.S. income taxes on the undistributed earnings or for unrecognized deferred tax liabilities for temporary differences related to investments in the Company’s Canadian entity since the earnings are expected to be permanently reinvested and the investments are permanent in duration. Although the amount of undistributed earnings at the time of Separation is not currently known, it is anticipated that the Company’s deferral of U.S. income taxes or foreign withholding taxes on temporary differences will not be material.

Tax Sharing Agreement and Other Income Tax Matters

In connection with the Separation from Tyco, ADT expects to enter into a tax sharing agreement with Tyco and Tyco Flow Control (the “2012 Tax Sharing Agreement’) that will govern the respective rights, responsibilities and obligations of ADT, Tyco and Tyco Flow Control for certain pre-Separation tax liabilities, including Tyco’s obligations under the tax sharing agreement among Tyco, Covidien Ltd. (“Covidien”), and TE Connectivity Ltd. (“TE Connectivity”) entered into in 2007 (the “2007 Tax Sharing Agreement”). The Company expects that the 2012 Tax Sharing Agreement will provide that ADT, Tyco and Tyco Flow Control will share (i) certain pre-Distribution income tax liabilities that arise from adjustments made by tax authorities to ADT’s, Tyco’s, and Tyco Flow Control’s U.S. income tax returns, and (ii) payments required to be made by Tyco in respect to the 2007 Tax Sharing Agreement (collectively, “Shared Tax Liabilities”). Tyco will be responsible for the first $500 million of Shared Tax Liabilities. Tyco Flow Control and ADT will share 42% and 58%, respectively, of the next $225 million of Shared Tax Liabilities. Tyco Flow Control, ADT and Tyco will share 20.0%, 27.5% and 52.5%, respectively, of Shared Tax Liabilities above $725 million.

In addition, in the event the Distribution, the spin-off of Tyco Flow Control (the “Tyco Flow Control Spin-Off”), or certain internal transactions undertaken in connection therewith were determined to be taxable as a result of actions taken after the Distribution by ADT, Tyco Flow Control or Tyco, the party responsible for such failure would be responsible for all taxes imposed on ADT, Tyco Flow Control or Tyco as a result thereof. Taxes resulting from the determination that the Distribution, the Tyco Flow Control Spin-Off, or any internal transactions that were intended to be tax-free is taxable are referred to herein as “Distribution Taxes.” If such failure is not the result of actions taken after the Distribution by ADT, Tyco Flow Control or Tyco, then ADT, Tyco Flow Control and Tyco would be responsible for any Distribution Taxes imposed on ADT, Tyco Flow Control or Tyco as a result of such determination in the same manner and in the same proportions as the Shared Tax Liabilities. ADT will have sole responsibility for any income tax liability arising as a result of Tyco’s acquisition of Broadview Security in May 2010, including any liability of Broadview Security under the tax sharing agreement between Broadview Security and The Brink’s Company dated October 31, 2008 (collectively, “Broadview Tax Liabilities”). Costs and expenses associated with the management of Shared Tax Liabilities, Distribution Taxes, and Broadview Tax Liabilities will generally be shared 20.0% by Tyco Flow Control, 27.5% by ADT and 52.5% by Tyco. ADT is responsible for all of its own taxes that are not shared pursuant to the 2012 Tax Sharing Agreement’s sharing formulae. In addition, Tyco and Tyco Flow Control are responsible for their tax liabilities that are not subject to the 2012 Tax Sharing Agreement’s sharing formulae.

The 2012 Tax Sharing Agreement is also expected to provide that, if any party were to default in its obligation to another party to pay its share of the Distribution Taxes that arise as a result of no party’s fault, each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the 2012 Tax Sharing Agreement that is responsible for all or a portion of an income tax liability were to default in its payment of such liability to a taxing authority, we could be legally liable under applicable tax law for such liabilities and required to make additional tax payments. Accordingly, under certain circumstances, ADT may be obligated to pay amounts in excess of its agreed-upon share of its, Tyco’s and Tyco Flow Control’s tax liabilities.

Each of ADT, Tyco and Tyco Flow Control will agree to indemnify the other two parties against any amounts paid by such parties pursuant to the 2012 Tax Sharing Agreement and with respect to which such paying parties are not responsible pursuant to the 2012 Tax Sharing Agreement. Though valid as between the parties, the 2012 Tax Sharing Agreement will not be binding on the IRS.

Under the 2012 Tax Sharing Agreement, there will be restrictions on the Company’s ability to take actions that could cause the Distribution or certain internal transactions undertaken in anticipation of the Distribution to fail to qualify for favorable treatment under the Code, including entering into, approving or allowing any transaction that results in a change in ownership of more than 35% of the Company’s common shares (when combined with any other changes in ownership of its shares), a redemption of equity securities, a sale or other disposition of more than 35% of the Company’s assets or engaging in certain internal transactions. These restrictions will apply for the two-year period after the Distribution, unless, for certain transactions, the Company obtains the consent of Tyco and Tyco Flow Control or obtains a private letter ruling from the IRS or an unqualified opinion of a nationally recognized law firm that such action will not cause the Distribution or the internal transactions undertaken in anticipation of the Distribution to fail to qualify for favorable treatment under the Code, and such letter ruling or opinion, as the case may be, is acceptable to Tyco and Tyco Flow Control.

Moreover, the 2012 Tax Sharing Agreement will also provide that the Company is responsible for any taxes imposed on Tyco, Tyco Flow Control or any of their affiliates as a result of the failure of the Distribution or the internal transaction to qualify for favorable treatment under the Code if such failure is attributable to certain post-Distribution actions taken by or in respect of the Company, any of its affiliates or its shareholders, regardless of whether the actions occur more than two years after the Distribution, Tyco and Tyco Flow Control consent so such actions or the Company obtains a favorable letter ruling or opinion of tax counsel as described above. For example, the Company would be responsible for a third party’s acquisition of the Company at a time and in a manner that would cause such failure. These restrictions may prevent the Company from entering into transactions which might be advantageous to it or its shareholders.

5.	Goodwill and Intangible Assets

Annually, in the fiscal fourth quarter, and more frequently if triggering events occur, the Company tests goodwill for impairment by comparing the fair value of each reporting unit with its carrying amount. Fair value for each reporting unit is determined utilizing a discounted cash flow analysis based on the Company’s forecast cash flows discounted using an estimated weighted-average cost of capital of market participants. A market approach is utilized to corroborate the discounted cash flow analysis performed for each reporting unit. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered potentially impaired. In determining fair value, management relies on and considers a number of factors, including operating results, business plans, economic projections, anticipated future cash flow, comparable market transactions (to the extent available), other market data and Tyco’s overall market capitalization.

The changes in the carrying amount of goodwill as of March 30, 2012 and September 30, 2011 are as follows ($ in millions):

Balance as of September 30, 2011	$3,395
Currency Translation	5

Balance as of March 30, 2012	$3,400

Balance as of September 24, 2010	$3,393
Acquisitions/Purchase Accounting Adjustments	2

Balance as of September 30, 2011	$3,395

The following table sets forth the gross carrying amounts and accumulated amortization of the Company’s intangible assets as of March 30, 2012 and September 30, 2011.

	March 30, 2012		September 30, 2011
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable:
Contracts and related customer relationships	$6,983	$4,170	$6,687	$3,938
Other	14	9	13	7

Total	$6,997	$4,179	$6,700	$3,945

Other than goodwill, the Company does not have any other indefinite-lived intangible assets as of March 30, 2012 and September 30, 2011. Intangible asset amortization expense for the six months ended March 30, 2012 and March 25, 2011 was $269 million and $257 million, respectively. As of March 30, 2012, the weighted-average amortization period for contracts and related customer relationships, other intangibles and total intangible assets were 14 years, 6 years, and 14 years, respectively.

The estimated aggregate amortization expense on intangible assets is expected to be approximately $264 million for the remainder of 2012, $470 million for 2013, $406 million for 2014, $351 million for 2015, $304 million for 2016 and $1,023 for 2017 and thereafter.

6.	Debt

Debt as of March 30, 2012 and September 30, 2011 is as follows ($ in millions):

	March 30, 2012	September 30, 2011
Current maturities of long-term debt:
Capital lease obligations	$1	$1

Current maturities of long-term debt	1	1

Long-term debt:
Allocated debt	1,478	1,482
Capital lease obligations	23	24

Total long-term debt	1,501	1,506

Total debt	$1,502	$1,507

Tyco used a centralized approach to cash management and financing of its operations excluding debt directly incurred by any of its businesses, such as capital lease obligations. Accordingly, Tyco’s consolidated debt and related interest expense, exclusive of amounts incurred directly by the Company, have been allocated to the Company based on an assessment of the Company’s share of external debt using historical data. Interest expense was allocated in the same proportions as debt and includes the impact of interest rate swap agreements designated as fair value hedges. For the six months ended March 30, 2012 and March 25, 2011, Tyco has allocated to the Company interest expense of $42 million and $45 million, respectively. The fair value of the Company’s allocated debt was $1,711 million and $1,717 million as of March 30, 2012 and September 30, 2011, respectively. The fair value of its debt was allocated in the same proportions as Tyco’s external debt.

Management believes the allocation basis for debt and interest expense is reasonable based on an assessment of historical data. However, these amounts may not be indicative of the actual amounts that the Company would have incurred had the Company been operating as an independent, publicly-traded company for the periods presented. The Company expects to issue third-party debt based on an anticipated initial post-separation capital structure for the Company. The amount of debt which could be issued may materially differ from the amounts presented herein.

7.	Related Party Transactions

Cash Management—Tyco used a centralized approach to cash management and financing of operations. The Company’s cash was available for use and was regularly “swept” by Tyco at its discretion. Transfers of cash both to and from Tyco are included within parent company investment on the Combined Statements of Parent Company Equity. The main components of the net transfers (to)/from Parent are cash pooling and general financing activities, cash transfers for acquisitions, investments and various allocations from Tyco.

Trade Activity—Accounts payable includes $1 million and $9 million of payables to Tyco affiliates as of March 30, 2012 and September 30, 2011, respectively. These amounts primarily relate to the purchase of inventory from Tyco affiliates which totaled $56 million and $32 million for the six months ended March 30, 2012 and March 25, 2011, respectively.

Service and Lending Arrangement with Tyco Affiliates—The Company has various debt and cash pool agreements with Tyco affiliates, which are executed outside of the normal Tyco centralized approach to cash management and financing of operations. As of March 30, 2012 and September 30, 2011, other liabilities include $65 million and $63 million of payables to Tyco affiliates, respectively.

Additionally, the Company, Tyco and its affiliates pay for expenses on behalf of each other. Prepaid expenses and other current assets include $6 million and $7 million of receivables from Tyco and its affiliates as of March 30, 2012 and September 30, 2011, respectively. Accrued and other current liabilities include $2 million of payables to Tyco and its affiliates as of both March 30, 2012 and September 30, 2011.

Debt and Related Items—The Company was allocated a portion of Tyco’s consolidated debt and interest expense. Note 6 provides further information regarding these allocations.

Insurable Liabilities—In 2011 and 2012, the Company was insured for workers’ compensation, property, product, general and auto liabilities by a captive insurance company that was wholly-owned by Tyco. Tyco has insurance for losses in excess of the captive insurance company policies’ limits through third-party insurance companies. The Company paid a premium in each year to obtain insurance coverage during these periods. Premiums expensed by the Company were $12 million for both the six months ended March 30, 2012 and March 25, 2011. These amounts are included in the selling, general and administrative expenses in the Combined Statements of Operations for the six months ended March 30, 2012 and March 25, 2011.

As of March 30, 2012 and September 30, 2011, the Company recorded insurance-related liabilities of $13 million and $14 million, respectively, in accrued and other liabilities and $41 million and $43 million, respectively in other liabilities in the Combined Balance Sheets, with offsetting insurance assets of the same amounts due from Tyco.

General Corporate Overhead—The Company was allocated corporate overhead expenses from Tyco for corporate related functions based on the relative proportion of either the Company’s headcount or net revenue to Tyco’s consolidated headcount or net revenue. Corporate overhead expenses primarily related to centralized corporate functions, including finance, treasury, tax, legal, information technology, internal audit, human resources and risk management functions. During the six months ended March 30, 2012 and March 25, 2011, the Company was allocated $28 million and $36 million, respectively, of general corporate expenses incurred by Tyco. These amounts are included within selling, general and administrative expenses in the Combined Statements of Operations for the six months ended March 30, 2012 and March 25, 2011. See Note 1 for further discussion of allocations.

8.	Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, and debt. The fair value of cash and cash equivalents, accounts receivable and accounts payable approximated book value as of March 30, 2012. See Note 6 for the fair value of the Company’s debt.

9.	Commitments and Contingencies

Legal Proceedings

The Company is subject to various claims and lawsuits in the ordinary course of business, including from time to time, contractual disputes, product and general liability claims, claims that the Company has infringed the intellectual property rights of others, and claims related to alleged security system failures. The Company has recorded accruals for losses that it believes are probable to occur and are reasonably estimable. While the ultimate outcome of these matters cannot be predicted with certainty, the Company believes that the resolution of any such proceedings (other than matters specifically identified below), will not have a material adverse effect on its financial condition, results of operations or cash flows beyond amounts recorded for such matters.

Broadview Security Contingency

On May 14, 2010, the Company acquired Broadview Security, a business formerly owned by The Brink’s Company. Under the Coal Industry Retiree Health Benefit Act of 1992, as amended (the “Coal Act”), The Brink’s Company and its majority-owned subsidiaries at July 20, 1992 (including certain legal entities acquired in the Broadview Security acquisition) are jointly and severally liable with certain of The Brink’s Company’s other current and former subsidiaries for health care coverage obligations provided for by the Coal Act. A Voluntary Employees’ Beneficiary Associate (“VEBA”) trust has been established by The Brink’s Company to pay for these liabilities, although the trust may have insufficient funds to satisfy all future obligations. At the time of its spin-off from The Brink’s Company, Broadview Security entered into an agreement in which The Brink’s Company agreed to indemnify it for any and all liabilities and expenses related to The Brink’s Company’s former coal operations, including any health care coverage obligations. The Brink’s Company has agreed that this indemnification survives the Company’s acquisition of Broadview Security. The Company has evaluated its potential liability under the Coal Act as a contingency in light of all known facts, including the funding of the VEBA, and indemnification provided by The Brink’s Company. The Company has concluded that no accrual is necessary due to the existence of the indemnification and the belief that The Brink’s Company and VEBA will be able to satisfy all future obligations under the Coal Act. However, if The Brink’s Company and the VEBA are unable to satisfy all such obligations, the Company could be held liable, which could have a material adverse effect on its financial condition, results of operations or cash flows.

Income Tax Matters

As discussed above in Note 4, the 2012 Tax Sharing Agreement will govern the rights and obligations of ADT, Tyco and Tyco Flow Control for certain tax liabilities with respect to periods or portions thereof ending on or before the date of the Distribution. ADT is responsible for all of its own taxes that are not shared pursuant to the 2012 Tax Sharing Agreement’s sharing formulae. Tyco and Tyco Flow Control are responsible for their tax liabilities that are not subject to the 2012 Tax Sharing Agreement’s sharing formulae.

With respect to years prior to and including the 2007 separation of Covidien and TE Connectivity by Tyco, tax authorities have raised issues and proposed tax adjustments that are generally subject to the sharing provisions of the 2007 Tax Sharing Agreement and which may require Tyco to make a payment to a taxing authority, Covidien or TE Connectivity. Tyco has recorded a liability of $411 million as of March 30, 2012 which it has assessed and believes is adequate to cover the payments that Tyco may be required to make under the 2007 Tax Sharing Agreement. Tyco is reviewing and contesting certain of the proposed tax adjustments.

With respect to adjustments raised by the IRS, although Tyco has resolved a substantial number of these adjustments, a few significant items remain open with respect to the audit of the 1997 through 2004 years. As of the date hereof, Tyco has not been able to resolve certain open items, which primarily involve the treatment of certain intercompany debt issued during the period, through the IRS appeals process. As a result, Tyco expects to litigate these matters once it receives the requisite statutory notices from the IRS, which is likely to occur within the next six months. However, the ultimate resolution of these matters is uncertain and could result in Tyco being responsible for a greater amount than it expects under the 2007 Tax Sharing Agreement.

To the extent ADT is responsible for any liability under the 2012 Tax Sharing Agreement, there could be a material adverse impact on its financial position, results of operations, cash flows or its effective tax rate in future reporting periods.

ADT Dealer Litigation

As previously reported, in 2002, a number of former dealers and related parties have filed lawsuits against the Company in the United States and in other countries, including a class action lawsuit filed in the District Court of Arapahoe County, Colorado, alleging breach of contract and other claims related to the Company’s decision to terminate certain authorized dealers in 2002 and 2003. In February 2010, the Court granted a directed verdict in the Company’s favor dismissing a number of the plaintiffs’ key claims. Upon appeal, the Colorado Court of Appeals affirmed the verdict in the Company’s favor in October 2011. The parties agreed to settle this matter in April 2012 with no cash consideration being paid by either side, which is subject to final court approval.

Telephone Consumer Protection Act

The Company has been named as a defendant in two putative class actions that were filed on behalf of purported classes of persons who claim to have received unsolicited “robocalls” in contravention of the U.S.

Telephone Consumer Protection Act (“TCPA”). These lawsuits were brought by plaintiffs seeking class action status and monetary damages on behalf of all plaintiffs who allegedly received such unsolicited calls, claiming that millions of calls were made by third party entities on the Company’s behalf. The Company asserts that such entities were not retained by, nor authorized to make calls on behalf of, the Company. These matters have been consolidated in the United States District Court for the Northern District of Illinois into one civil action. Each violation under the TCPA provides for $500 in statutory damages ($1,500 if a willful violation is shown). The Company believes that it has meritorious defenses to these claims and, accordingly, intends to vigorously defend against these actions. The Company has made no provision for this contingency as a reasonable estimate of loss cannot be made at this time.

10.	Retirement Plans

Defined Benefit Pension Plans—The Company sponsors one defined benefit pension plan. The net periodic benefit cost for this plan was not material for the six months ended March 30, 2012 and March 25, 2011.

The estimated net actuarial loss for the pension benefit plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the current fiscal year is expected to be $1 million.

The Company’s funding policy is to make contributions in accordance with U.S. laws as well as to make discretionary voluntary contributions from time-to-time. The Company anticipates that it will contribute at least the minimum required to its pension plan in fiscal year 2012 of $4 million. During the six months ended March 30, 2012, the Company made $3 million of contributions to its pension plan.

The plan is a co-mingled plan that includes plan participants of other Tyco subsidiaries. The Company has recorded its portion of the co-mingled plan expense and the related obligations which have been actuarially determined based on the Company’s specific benefit formula by participant and allocated plan assets. The contribution amounts were determined in total for the co-mingled plan and allocated to the Company based on headcount. Management believes such allocations are reasonable; however, during 2012, when the plan is legally separated, the Company expects there will be a reallocation of assets based on the ERISA prescribed calculation which will result in adjustments to the components of the net amount recognized and future expense.

Postretirement Benefit Plans—Net periodic benefit cost was not material for both periods.

11.	Share Plans

During the quarter ended December 30, 2011, Tyco issued its annual share-based compensation grants to Company employees. The total number of awards issued was approximately 0.4 million, of which 0.3 million were share options, 0.1 million were restricted unit awards and 0.03 million were performance share unit awards. The options and restricted stock units vest in equal annual installments over a period of 4 years, and the performance share unit awards vest after a period of 3 years based on the level of attainment of the applicable performance metrics of Tyco, which are determined by the Compensation and Human Resources Committee of the Board of Tyco. The weighted-average grant-date fair value of the share options, restricted unit awards and performance share unit awards was $12.21, $44.32 and $49.42, respectively. The weighted-average assumptions used in the Black-Scholes option pricing model included an expected stock price volatility of 36%, a risk free interest rate of 1.39%, an expected annual dividend per share of $1.00 and an expected option life of 5.5 years.

During the quarter ended December 24, 2010, Tyco issued its annual share-based compensation grants to Company employees. The total number of awards issued was approximately 0.6 million, of which 0.4 million were share options, 0.2 million were restricted unit awards and 0.03 million were performance share unit awards. The options and restricted stock units vest in equal annual installments over a period of 4 years, and the performance share unit awards vest after a period of 3 years based on the level of attainment of the applicable performance metrics of Tyco, which are determined by the Compensation and Human Resources Committee of the Board of Tyco. The weighted-average grant-date fair value of the share options, restricted unit awards and performance share unit awards was $8.78, $37.29 and $41.95, respectively. The weighted-average assumptions used in the Black-Scholes option pricing model included an expected stock price volatility of 33%, a risk free interest rate of 1.10%, an expected annual dividend per share of $0.84 and an expected option life of 4.8 years.

12.	Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income are as follows ($ in millions):

	Currency Translation Adjustments	Retirement Plans	Accumulated Other Comprehensive Income
Balance as of September 24, 2010	$97	$(18)	$79
Pre-tax current period change	21	—	21

Balance as of March 25, 2011	$118	$(18)	$100

	Currency Translation Adjustments	Retirement Plans	Accumulated Other Comprehensive Income
Balance as of September 30, 2011	$100	$(21)	$79
Pre-tax current period change	12	(3)	9

Balance as of March 30, 2012	$112	$(24)	$88

13.	Inventory

Inventories consisted of the following ($ in millions):

	March 30, 2012	September 30, 2011
Work in process	$7	$6
Finished goods	42	27

Inventories	$49	$33

14.	Property, Plant and Equipment

Property, plant and equipment consisted of the following ($ in millions):

	March 30, 2012	September 30, 2011
Land	$8	$9
Buildings and leasehold improvements	69	64
Machinery and equipment	310	290
Property under capital leases(1)	25	25
Construction in progress	21	37
Accumulated depreciation(2)	(275)	(253)

Property and equipment, net	$158	$172

(1)	Property under capital leases consists primarily of buildings.
(2)	Accumulated amortization of capital lease assets was $14 million and $13 million as of March 30, 2012 and September 30, 2011, respectively.

15.	Guarantees

In certain situations, Tyco has guaranteed the Company’s performance to third parties or has provided financial guarantees for financial commitments of the Company. Tyco and the Company intend to obtain releases from these guarantees in connection with Separation. In situations where the Company and Tyco are unable to obtain a release, the Company will indemnify Tyco for any losses it suffers as a result of such guarantees.

In the normal course of business, the Company is liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect the Company’s financial position, results of operations or cash flows.

16.	Subsequent Events (updated as of July 27, 2012)

The Company has evaluated subsequent events for recognition through May 25, 2012 and for disclosure through the time it issued its financial statements on July 27, 2012.

On June 22, 2012, ADT entered into a new unsecured senior revolving credit facility with an aggregate commitment of $750 million (provided that until the Distribution has occurred and certain related conditions have been met, availability under the revolving credit facility will be limited to $250 million). This revolving credit facility is available to be used for working capital, capital expenditures and other corporate purposes, however, we do not anticipate drawing upon the facility at this time. Tyco is a guarantor under the revolving credit facility, which guarantee will be released and cancelled in connection with the Distribution. The interest rate for borrowings under the revolving credit facility is based on the London Interbank Offered Rate (“LIBOR”) or an alternative base rate, plus a spread, based upon ADT’s credit rating. To date, no amounts have been drawn under the revolving credit facility.

A series of transactions were initiated on June 30, 2012 and completed on July 3, 2012 in order to transfer to ADT certain assets and liabilities of Tyco’s ADT North American Residential Security Business that are necessary in advance of the Separation.

On July 5, 2012, ADT issued $2.5 billion aggregate principal amount of unsecured notes, of which $750 million aggregate principal amount of 2.25% notes will mature on July 15, 2017, $1.0 billion aggregate principal amount of 3.50% notes will mature on July 15, 2022, and $750 million aggregate principal amount of 4.875% notes will mature on July 15, 2042. Net cash proceeds from the issuance of this term indebtedness totaled approximately $2.47 billion and will be used to repay intercompany debt and to make other cash payments to Tyco to allow it to fund repurchases or redemptions of its indebtedness. Tyco is initially guaranteeing the notes, and its guarantee will be released and cancelled in connection with the Distribution. Interest is payable on January 15 and July 15 of each year, commencing on January 15, 2013. ADT may redeem each series of the notes, in whole or in part, at any time at a redemption price equal to the principal amount of the notes to be redeemed, plus a make-whole premium.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Tyco International Ltd.:

We have audited the accompanying balance sheet of The ADT Corporation (the “Company”) as of January 27, 2012. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company as of January 27, 2012, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Certified Public Accountants

Boca Raton, Florida

April 4, 2012

THE ADT CORPORATION

BALANCE SHEET

As of January 27, 2012

Assets
Current Assets:
Cash and cash equivalents	$1

Total Assets	$1

Commitments and contingencies

Stockholder’s Equity
Common Stock; 0.01 par value, 1,000 shares authorized, 100 shares issued and outstanding, and additional paid-in capital	$1

Total Stockholder’s Equity	$1

See Notes to Financial Statements

THE ADT CORPORATION

NOTES TO FINANCIAL STATEMENTS

1.	History and Description of the Company

The ADT Corporation (“the Company”), a Delaware corporation, was formed on January 18, 2012 and capitalized on January 27, 2012 as a holding company for the purposes of being the parent company of Tyco International Ltd.’s ADT North American Residential Security Business. The Company has not engaged in any business or other activities. The Company currently is a subsidiary of Tyco International Ltd.

2.	Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation—The balance sheet and accompanying notes have been prepared in United States dollars and in accordance with generally accepted accounting principles generally accepted in the United States (“GAAP”).

3.	Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less at the time of purchase are considered to be cash equivalents. The cash and cash equivalents as of January 27, 2012 was received in exchange for common stock issued to a subsidiary of Tyco International Ltd.

4.	Subsequent Events

The Company has evaluated subsequent events through the time it issued its financial statements on April 4, 2012.

THE ADT CORPORATION

BALANCE SHEET

As of March 30, 2012

(Unaudited)

Assets
Current Assets:
Cash and cash equivalents	$1

Total Assets	$1

Commitments and contingencies

Stockholder’s Equity
Common Stock; 0.01 par value, 1,000 shares authorized, 100 shares issued and outstanding, and additional paid-in capital	$1

Total Stockholder’s Equity	$1

See Notes to Unaudited Financial Statements

THE ADT CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

1.	History and Description of the Company

On September 19, 2011, Tyco International Ltd. announced that its Board of Directors approved a plan to separate into three separate, publicly traded companies (the “Separation”), identifying the ADT North American Residential Security Business of Tyco International Ltd., as one of those three companies. The Separation is expected to be completed by the end of the third calendar quarter of 2012 through a tax-free pro rata distribution (the “Distribution”). The ADT Corporation (the “Company”), a Delaware corporation, was formed on January 18, 2012 and capitalized on January 27, 2012 as a holding company for the purposes of being the parent company of Tyco International Ltd.’s ADT North American Residential Security Business upon completion of the Separation.

2.	Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation—The balance sheet and accompanying notes have been prepared in United States dollars and in accordance with generally accepted accounting principles generally accepted in the United States (“GAAP”).

3.	Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less at the time of purchase are considered to be cash equivalents. The cash and cash equivalents as of March 30, 2012 is comprised of cash received on January 27, 2012 in exchange for common stock issued to a subsidiary of Tyco International Ltd.

4.	Subsequent Events (updated as of July 27, 2012)

The Company has evaluated subsequent events for recognition through May 25, 2012 and for disclosure through the time it issued its financial statements on July 27, 2012.

On June 22, 2012, the Company entered into a new unsecured senior revolving credit facility with an aggregate commitment of $750 million (provided that until the Distribution has occurred and certain related conditions have been met, availability under the revolving credit facility will be limited to $250 million). This revolving credit facility is available to be used for working capital, capital expenditures and other corporate purposes, however, we do not anticipate drawing upon the facility at this time. Tyco International Ltd. is a guarantor under the revolving credit facility, which guarantee will be released and cancelled in connection with the Distribution. The interest rate for borrowings under the revolving credit facility is based on the London Interbank Offered Rate (“LIBOR”) or an alternative base rate, plus a spread, based upon the Company’s credit rating. To date, no amounts have been drawn under the revolving credit facility.

A series of transactions were initiated on June 30, 2012 and completed on July 3, 2012 in order to transfer to the Company certain assets and liabilities of Tyco International Ltd.’s ADT North American Residential Security Business that are necessary in advance of the Separation.

On July 5, 2012, the Company issued $2.5 billion aggregate principal amount of unsecured notes, of which $750 million aggregate principal amount of 2.25% notes will mature on July 15, 2017, $1.0 billion aggregate principal amount of 3.50% notes will mature on July 15, 2022, and $750 million aggregate principal amount of 4.875% notes will mature on July 15, 2042. Net cash proceeds from the issuance of this term indebtedness totaled approximately $2.47 billion and will be used to repay intercompany debt and to make other cash payments to Tyco International Ltd. to allow it to fund repurchases or redemptions of its indebtedness. Tyco International Ltd. is initially guaranteeing the notes, and its guarantee will be released and cancelled in connection with the Distribution. Interest is payable on January 15 and July 15 of each year, commencing on January 15, 2013. The Company may redeem each series of the notes, in whole or in part, at any time at a redemption price equal to the principal amount of the notes to be redeemed, plus a make-whole premium.